082-03109



Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2009 and 2008

12-31-09
AR/S

SAMIL | Samil PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2009 and 2008

SAMIL | Samil PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
December 31, 2009 and 2008

RESPECTED
TRUSTED
PROFESSIONAL **SAMIL**

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2009 and 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders' equity and cash flows for the years then ended expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain investments accounted for under the equity method including Samsung Card Co., Ltd. that represent 7% of the Company's total assets as of December 31, 2009 and 2008 and have contributed 13% and 7% to the Company's net income before income tax for the years then ended, respectively. Those financial statements were audited by other auditors whose reports thereon have been furnished us, and our opinion expressed herein, insofar as it relates to the amounts included for certain investments accounted for under the equity method including Samsung Card Co., Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2009 and 2008, and the results of its operations, the appropriations of its retained earnings, the changes in its shareholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to Note 17 to the accompanying non-consolidated financial statements, in which as discussed, the amount of Company's obligation arising from the suit filed by Samsung Motors Inc.'s creditors is uncertain as of date of this report. Accordingly, the ultimate effect of this matter on the Company's financial statements can not be reasonably determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in its shareholders' equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.


Samil PricewaterhouseCoopers

Seoul, Korea
February 17, 2010

This report is effective as of February 17, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Assets				
Current Assets				
Cash and cash equivalents	₩2,142,220	₩2,360,190	$ 1,835,664	$ 2,022,442
Short-term financial instruments (Note 4)	8,196,850	3,306,326	7,023,865	2,833,184
Short-term available-for-sale securities (Note 5)	2,104,420	982,067	1,803,273	841,531
Trade accounts and notes receivable (Note 6)	6,291,252	3,089,840	5,390,961	2,647,678
Other accounts and notes receivable (Note 6)	1,254,511	1,002,962	1,074,988	859,436
Short-term Lease receivables under finance lease (Note 8)	132,464	118,849	113,508	101,841
Prepaid expenses and other	2,563,802	1,745,901	2,196,917	1,496,059
Deferred income tax assets (Note 24)	854,084	1,366,927	731,863	1,171,317
Inventories (Note 7)	3,633,628	3,817,751	3,113,649	3,271,423
Total current assets	27,173,231	17,790,813	23,284,688	15,244,911
Property,plant and equipment, net of accumulated depreciation (Note 11)	28,502,424	31,249,823	24,423,671	26,777,912
Long-term avilable-for-sale securities (Note 9)	1,315,227	1,128,853	1,127,015	967,312
Equity-method Investments (Note 10)	25,199,458	20,390,192	21,593,366	17,472,315
Intangible assets, net of accumulated amotization (Note 12)	640,381	653,059	548,741	559,605
Long-term Lease receivables under finance lease (Note 8)	296,610	406,229	254,165	348,097
Long-term deposits and other assets (Note 13)	2,896,823	900,251	2,482,282	771,425
Total assets	₩86,024,154	₩72,519,220	$ 73,713,928	$ 62,141,577

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Liabilities and Shareholders' Equity				
Current liabilies				
Trade accounts and notes payable	₩4,785,268	₩2,388,104	$ 4,100,487	$ 2,046,362
Other accounts and notes payable	4,595,940	3,787,431	3,938,252	3,245,442
Accrued expenses (Note 16)	5,241,027	4,169,503	4,491,026	3,572,839
Income taxes payable	625,898	412,368	536,331	353,357
Other	1,301,866	963,956	1,115,566	826,012
Total current liabilities	16,549,999	11,721,362	14,181,662	10,044,012
Foreign currency notes and bonds (Note 14)	94,993	108,170	81,399	92,691
Long-term accrued expenses (Note 16)	254,443	176,916	218,032	151,599
Deferred income tax liabilities (Note 24)	593,389	1,194,172	508,474	1,023,284
Accrued severance benefits (Note 15)	613,054	697,189	525,325	597,420
Other long-term liabilities	1,093,565	507,921	937,073	435,236
Total liabilities	19,199,443	14,405,730	16,451,965	12,344,242
Commitments and Contingencies (Note 17)				
Shareholders' equity				
Capital stock (Note 18)				
Preferred stock	119,467	119,467	102,371	102,371
Common stock	778,047	778,047	666,707	666,707
Capital surplus	6,651,855	6,589,580	5,699,961	5,646,598
Capital adjustments				
Treasury stock (Note 21)	(8,404,791)	(8,910,135)	(7,202,049)	(7,635,077)
Stock option (Note 22)	213,083	385,957	182,590	330,726
Other capital adjustments	(63,951)	(72,835)	(54,798)	(62,413)
Accumulated other comprehensive income (Note 23)	3,274,410	3,807,357	2,805,835	3,262,517
Retained earnings (Note 19)	64,256,591	55,416,052	55,061,346	47,485,906
Total shareholders' equity	66,824,711	58,113,490	57,261,963	49,797,335
Total liabilities & shareholders' equity	₩86,024,154	₩72,519,220	$73,713,928	$62,141,577

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Sales (Note 27)	₩89,772,834	₩72,952,991	$76,926,165	$62,513,274
Cost of sales (Note 27)	68,402,534	55,380,601	58,613,997	47,455,528
Gross profit	21,370,300	17,572,390	18,312,168	15,057,746
Selling, general and administrative expenses	15,021,772	13,438,320	12,872,127	11,515,270
Operating profit	6,348,528	4,134,070	5,440,041	3,542,476
Non-operating income				
Interest and dividend income	293,917	424,679	251,857	363,907
Commission income	83,137	73,623	71,240	63,087
Gain on disposal of available-for-sale securities	28,330	93,446	24,276	80,074
Gain on disposal of property,plant and equipment	154,847	105,868	132,688	90,718
Foreign exchange gains	5,097,908	4,049,633	4,368,387	3,470,123
Gain on foreign currency translation (Note 29)	1,190,785	276,191	1,020,381	236,668
Gain on valuation of equity-method investments (Note 10)	4,817,905	2,165,729	4,128,453	1,855,809
Others	363,850	420,827	311,783	360,605
	12,030,679	7,609,996	10,309,065	6,520,991
Non-operating expenses				
Interest expenses	124,188	49,972	106,416	42,821
Loss on disposal of trade accounts and notes receivable	131,532	234,235	112,710	200,716
Donations	99,554	138,908	85,308	119,030
Loss on disposal of property,plant and equipment	64,177	37,064	54,993	31,760
Foreign exchange losses	5,659,860	4,201,938	4,849,923	3,600,632
Loss on foreign currency translation (Note 29)	909,960	629,941	779,743	539,795
Loss on valuation of equity-method investments (Note 10)	82,826	373,539	70,973	320,085
Others	466,582	170,248	399,813	145,885
	7,538,679	5,835,845	6,459,879	5,000,724

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Net income before income taxes	₩10,840,528	₩ 5,908,221	$ 9,289,227	$ 5,062,743
Income tax expense (Note 24)	1,191,041	382,317	1,020,601	327,607
Net income	₩ 9,649,487	₩ 5,525,904	$ 8,268,626	$ 4,735,136
Basic earnings per share (Note 25) (in Korean won and U.S.dollars)	₩ 65,499	₩ 37,684	$ 56.13	$ 32.29
Diluted earnings per share (Note 25) (in Korean won and U.S.dollars)	₩ 65,194	₩ 37,340	$ 55.86	$ 32.00

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Appropriations of Retained Earnings
For the years ended December 31, 2009 and 2008
Date of appropriations : March 19, 2010 and March 13, 2009

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Retained earnings before appropriations				
Unappropriated retained earnings carried over from the prior year	₩ 30	₩ 30	$ 26	$ 26
Cumulative effects of accounting changes	-	98,980	-	84,816
Interim dividends (Note 20) (Dividend rate: 10% in 2009 and 2008)	(73,507)	(73,411)	(62,988)	(62,906)
Net income	9,649,487	5,525,904	8,268,626	4,735,136
	9,576,010	5,551,503	8,205,664	4,757,072
Appropriations (Note 19)				
Reserve for business rationalization	1,000,000	1,000,000	856,898	856,898
Reserve for research and human resource development	4,000,000	3,000,000	3,427,592	2,570,694
Cash dividends (Note 20) (Common stock: 150% in 2009 and 100% in 2008) (Preferred stock: 151% in 2009 and 101% in 2008)	1,111,931	735,441	952,811	630,198
Reserve for capital expenditure	3,464,049	816,032	2,968,337	699,256
	9,575,980	5,551,473	8,205,638	4,757,046
Unappropriated retained earnings carried over to the subsequent year	₩ 30	₩ 30	$ 26	$ 26

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the year ended December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity at January 1, 2008	₩ 897,514	₩ 6,363,533	₩ (8,682,295)	₩ 2,019,195	₩50,962,677	₩51,560,624	$769,078	$5,452,899	$ (7,439,841)	$ 1,730,244	$43,669,817	$ 44,182,197
Cumulative effects of accounting changes	-	211,462	(65,086)	(144,427)	98,980	100,929	-	181,201	(55,772)	(123,759)	84,816	86,486
Restated beginning balance	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553	769,078	5,634,100	(7,495,613)	1,606,485	43,754,633	44,268,683
Cash dividends appropriated in prior year	-	-	-	-	(1,098,098)	(1,098,098)	-	-	-	-	(940,958)	(940,958)
Retained earnings after appropriations	-	-	-	-	49,963,559	50,563,455	-	-	-	-	42,813,675	43,327,725
Interim cash dividends	-	-	-	-	(73,411)	(73,411)	-	-	-	-	(62,905)	(62,906)
Income tax effect from disposal of revaluated assets	-	(153)	-	-	-	(153)	-	(131)	-	-	-	(131)
Disposal of treasury stock	-	4,039	247,357	-	-	251,396	-	3,461	211,960	-	-	215,421
Stock option activities	-	2,306	(89,240)	-	-	(86,934)	-	1,976	(76,470)	-	-	(74,494)
Valuation of available-for-sale securities	-	-	-	(503,822)	-	(503,822)	-	-	-	(431,724)	-	(431,724)
Share of investees' other comprehensive income	-	8,393	(7,749)	2,436,411	-	2,437,055	-	7,192	(6,640)	2,087,756	-	2,088,308
Net income	-	-	-	-	5,525,904	5,525,904	-	-	-	-	4,735,136	4,735,136
Shareholders' equity at December 31, 2008	₩ 897,514	₩ 6,589,580	₩ (8,597,013)	₩ 3,807,357	₩55,416,052	₩58,113,490	769,078	5,646,598	(7,366,763)	3,262,517	47,485,906	49,797,335

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the year ended December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity at January 1, 2009	₩ 897,514	₩ 6,589,580	₩ (8,597,013)	₩ 3,807,357	₩55,416,052	₩58,113,490	$ 769,078	$ 5,646,598	$ (7,366,763)	$ 3,262,517	$47,485,906	$ 49,797,335
Cash dividends appropriated in prior year	-	-	-	-	(735,441)	(735,441)	-	-	-	-	(630,198)	(630,198)
Retained earnings after appropriations	-	-	-	-	54,680,611	57,378,049	-	-	-	-	46,855,708	49,167,137
Interim cash dividends	-	-	-	-	(73,507)	(73,507)	-	-	-	-	(62,988)	(62,988)
Disposal of treasury stock	-	(1,313)	505,344	-	-	504,031	-	(1,125)	433,027	-	-	431,903
Stock option activities	-	-	(172,874)	-	-	(172,874)	-	-	(148,135)	-	-	(148,135)
Valuation of available-for-sale securities	-	-	-	89,123	-	89,123	-	-	-	76,369	-	76,369
Share of investees' other comprehensive income	-	63,588	8,884	(622,070)	-	(549,598)	-	54,488	7,613	(533,051)	-	(470,949)
Net income	-	-	-	-	9,649,487	9,649,487	-	-	-	-	8,268,626	8,268,626
Shareholders' equity at December 31, 2009	₩ 897,514	₩ 6,651,855	₩ (8,255,659)	₩ 3,274,410	₩64,256,591	₩66,824,711	$ 769,078	$ 5,699,961	$ (7,074,258)	$ 2,805,835	$55,061,346	$ 57,261,963

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Cash Flows from operating Activities (Note 32)				
Net income	₩ 9,649,487	₩ 5,525,904	$ 8,268,626	$ 4,735,136
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	7,598,080	7,619,184	6,510,780	6,528,864
Provision for severance benefits	514,314	463,611	440,715	397,267
Loss on disposal of trade accounts and notes receivable	131,532	234,235	112,710	200,716
Bad debt expense	56,999	20,108	48,842	17,231
Loss on disposal of property, plant and equipment	64,177	37,064	54,993	31,760
Gain on disposal of property, plant and equipment	(154,847)	(105,868)	(132,688)	(90,718)
Gain on disposal of available-for-sale securities	(28,330)	(93,446)	(24,276)	(80,074)
Loss on foreign currency translation	909,960	629,941	779,743	539,795
Gain on foreign currency translation	(1,190,785)	(276,191)	(1,020,381)	(236,668)
Loss on valuation of equity-method investments	82,826	373,539	70,973	320,085
Gain on valuation of equity-method investments	(3,896,153)	(1,481,624)	(3,338,606)	(1,269,601)
Deferred income taxes	(6,756)	(404,303)	(5,789)	(346,446)
Others	299,474	524,461	256,618	449,410
	14,029,978	13,066,615	12,022,260	11,196,757

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	₩(3,397,604)	₩(1,600,259)	$ (2,911,400)	$ (1,371,259)
Increase in other accounts and notes receivable	(262,931)	(186,308)	(225,305)	(159,647)
Increase in Inventories	(64,503)	(986,198)	(55,272)	(845,071)
Increase in trade accounts and notes payable	2,444,706	560,376	2,094,864	480,185
Increase (Decrease) in other accounts and notes payable	(474,395)	658,656	(406,508)	564,401
Increase (Decrease) in accrued expenses	910,136	(482,011)	779,894	(413,034)
Increase (Decrease) in Income taxes payable	213,530	(703,364)	182,973	(602,711)
Payment of severance benefits	(422,552)	(253,723)	(362,084)	(217,415)
Others	(304,416)	559,514	(260,854)	479,446
Net cash provided by operating activities	12,671,949	10,633,298	10,858,568	9,111,652
Cash flows from investing activities				
Net decrease (increase) in short-term financial instruments	(4,890,524)	1,497,692	(4,190,680)	1,283,369
Proceeds from disposal of short-term available-for-sale securities	2,673,309	3,576,436	2,290,753	3,064,641
Acquisition of short-term available-for-sale securities	(3,774,993)	(3,580,000)	(3,234,784)	(3,067,695)
Proceeds from disposal of property, plant and equipment	100,173	256,027	85,838	219,389
Acquisition of property, plant and equipment	(5,236,814)	(9,488,552)	(4,487,416)	(8,130,722)
Proceeds from disposal of long - term available-for-sale securities	1,920	99,247	1,645	85,045
Proceeds from disposal of equity-method investments	48,211	18,914	41,312	16,207
Acquisition of long-term available-for-sale securities	(69,804)	(12,602)	(59,815)	(10,799)
Acquisition of equity-method investments	(1,232,710)	(1,531,455)	(1,056,307)	(1,312,301)
Others	(24,190)	(125,399)	(20,728)	(107,453)
Net cash used in investing activities	(12,405,422)	(9,289,692)	(10,630,182)	(7,960,319)

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Cash flows from financing activities				
Payments of dividends	₩ (808,948)	₩(1,171,509)	$ (693,186)	$ (1,003,864)
Exercise of stock options	330,738	165,994	283,409	142,240
Repayment of current portion of long-term debt	(6,287)	(4,692)	(5,388)	(4,021)
Net cash used in financing activities	(484,497)	(1,010,207)	(415,165)	(865,645)
Net increase in cash and cash equivalents	(217,970)	333,399	(186,779)	285,688
Cash and cash equivalents				
Beginning of the period	2,360,190	2,026,791	2,022,442	1,736,753
End of the period	₩ 2,142,220	₩ 2,360,190	$ 1,835,663	$ 2,022,441

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products and digital media products.

As of December 31, 2009, the Company's shares are listed on the Korea Stock Exchange, and its global depository receipts are listed on the London and Luxembourg stock Exchange.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, changes in shareholders' equity or cash flows is not presented in the accompanying non-consolidated financial statements.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Investments in Securities

Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year, which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in equity under accumulated other comprehensive income, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in equity as a component of accumulated other comprehensive income.

Impairment resulting from a significant or prolonged decline in fair value of the security below its acquisition cost, net of amortization is recognized in current operations.

Equity-Method Investments

Investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. Unrealized profit arising from sales between the Company and its equity-method investees is eliminated to the extent of the Company's ownership. Unrealized profit arising from sales between the Company and its subsidiaries is fully eliminated.

Differences between the investment amounts and corresponding capital amounts of the investees at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company obtains control are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Certain equity-method investments are accounted for based on unaudited or unreviewed financial statements as the audited or reviewed financial statements of these entities are not available as of the date of this audit report.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment, Net of Accumulated Depreciation
Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to capital surplus or transferred to raise common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs
Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related asset are capitalized.

Intangible Assets
Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Leases

A lease which has substantially non-cancelable terms and transfers the benefits and risks incidental to ownership from lesser to lessee is classified as a finance lease. All other leases are classified as operating leases.

Finance lease receivables are recorded at the present value of minimum lease payments. Accrued interest is recognized over the lease period using the effective interest rate method.

Operating lease assets are included in property, plant and equipment and depreciated using the same depreciation method used for other similar assets. Revenues from operating lease assets are recognized on a basis that reflects the patterns of benefits over the lease term.

Discounts and Premiums on Debentures

The difference between the face value and the proceeds on issuance of the debenture is treated as either a discount or premium on the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported as a direct deduction from or addition to the face value of the debenture in the balance sheet. Amortization of the discount or premium is treated as part of interest expense.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition

Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from rendering services is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities are recognized based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credits and exemptions are recognized to the extent of the Company's certain taxable income.
The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other by tax jurisdiction.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rates or whose interest rates are different from the market rate are recorded at their present values using the market rate of interest. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity.

Earnings Per Share
Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Asset Impairment
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage, or the decline in the fair value of the asset, the decline in value is deducted from the book value and recognized as an asset impairment loss in the current period.

Approval of Financial Statements
The financial statements as of and for the year ended December 31, 2009, which are expected to be submitted to General Shareholders' Meeting, were approved by the Company's Board of Directors on January 29, 2009.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,167 to US$1, the exchange rate in effect on December 31, 2009. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2008 U.S. dollar amounts, which were previously expressed at ₩1,257 to US$1, the rate in effect on December 31, 2008, have been restated to reflect the exchange rate in effect on December 31, 2009.

4. Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with stated maturities less than one year, and cash subject to withdrawal restrictions. As of December 31, 2009, cash deposits amounting to ₩48,880 million (2008: ₩21,698 million) are subject to withdrawal restrictions as they relate to government-sponsored research and development projects and other activities.

5. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of December 31, 2009 and 2008, consist of beneficiary certificates:

Beneficiary certificates as of December 31, 2009 and 2008 consist of the following:

(In millions of Korean won)		2009		2008
Call loans	₩	8,670	₩	157
Certificates of deposit		118,689		231,561
Bonds		1,569,532		622,911
Time deposits		390,738		127,307

For the years ended December 31, 2009 and 2008, changes in valuation gain or loss on short-term available-for-sale securities are as follows:

2009

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2009	Valuation Amount	Included in Earnings	Balance at December 31, 2009	Balance at January 1, 2009	Valuation Amount	Included in Earnings	Balance at December 31, 2009
Beneficiary certificates	₩ 12,067	₩ 4,420	₩ 12,067	₩ 4,420	₩ -	₩ -	₩ -	₩ -
Deferred income tax				(1,070)				-
				₩ 3,350				₩ -

2008

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008
Beneficiary certificates	₩ 5,493	₩ 12,067	₩ 5,493	₩ 12,067	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(196)	-	(196)	-
	₩ 5,493	₩ 12,067	₩ 5,493	12,067	₩ (196)	₩ -	₩ (196)	-
Deferred income tax				(2,920)				-
				₩ 9,147				₩ -

6. Valuation of Receivables and Payables

Accounts and notes receivable with respective allowance for doubtful accounts as of December 31, 2009 and 2008, consist of following:

(In millions of Korean won)	2009	2008
Trade accounts and notes receivable	₩ 6,358,587	₩ 3,125,355
Less: Allowance for doubtful accounts	(67,335)	(35,515)
	₩ 6,291,252	₩ 3,089,840
Other accounts and notes receivable	₩ 1,265,034	₩ 1,011,281
Less: Allowance for doubtful accounts	(10,519)	(8,220)
Present value discounts	(4)	(99)
	₩ 1,254,511	₩ 1,002,962

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009	2008
Export accounts and notes receivable with recourse	₩ 3,577,955	₩ 3,191,237
Export accounts and notes receivable without recourse	48,126	30,014
Domestic trade accounts receivable with recourse	1,805	296,908
	₩ 3,627,886	₩ 3,518,159

As of December 31, 2009, the Company has credit insurance with Korea Export Insurance Co. and overseas insurance companies against export accounts receivable of the Company and its subsidiaries with their approved foreign customers.

Accounts that are valued at present value under long-term installment transactions (including current portions) are as follows:

(In millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans and other receivables	₩ 137,507	₩ 9,838	₩ 127,669	2004. 11 ~ 2014.11	7.5~8.7
Long-term payables and other payables	₩2,093,776	₩269,839	₩1,823,937	2002. 12 ~ 2017. 3	7.7~8.7

7. Inventories

Inventories, net of valuation losses, as of December 31, 2009 and 2008, consist of the following:

(In millions of Korean won)	2009	2008
Finished goods and merchandise	₩ 768,810	₩ 690,653
Work-in-process	1,434,604	1,737,791
Raw materials and supplies	1,243,622	1,337,069
Materials-in-transit	186,592	52,238
	₩ 3,633,628	₩ 3,817,751

Inventories are insured against fire and other casualty losses for up to ₩4,093,656 million as of December 31, 2009 (2008: ₩3,206,534 million).

As of December 31, 2009, losses from valuation of inventories to net realizable value amounted to ₩270,947 million (2008: ₩424,688 million).

8. Leases

Details of lease contracts held by the Company are as follows:

Finance lease

The Company provides S-LCD Corporation with machinery and equipment under finance lease contracts. The minimum lease payments and their present values as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008	
	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 165,644	₩ 132,464	₩ 164,162	₩ 118,849
From one year to five years	337,346	296,610	493,454	406,229
	502,990	₩ 429,074	657,616	₩ 525,078
Present value adjustment	73,916		(132,538)	
Finance lease receivables	₩ 429,074		₩ 525,078	

Operating lease

The Company provides S-LCD Corporation with land and buildings under operating lease contracts. As of December 31, 2009 the book value of leased properties is ₩1,162,302 million (2008: ₩607,540 million) and minimum lease payments as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009	2008
Within one year	₩ 183,453	₩ 92,624
From one year to five years	547,715	142,454
Over five years	147,422	-
	₩ 878,590	₩ 235,078

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2009 and 2008, consist of the following:

(In millions of Korean won)	Detail	2009 Acquisition Cost	2009 Market Value or Net Book Value of investee	2009 Recorded Book Value	2008 Recorded Book Value
Listed equities [1]	(1)	₩ 347,202	₩ 1,197,929	₩ 1,197,929	₩ 1,051,663
Non-listed equities [1]	(2)	105,807	118,633	86,811	76,703
Corporate bonds		30,487	30,487	30,487	487
		₩ 483,496	₩ 1,347,049	₩ 1,315,227	₩ 1,128,853

[1] Excludes equity-method investees.

(1) Listed equities

Listed equities as of December 31, 2009 and 2008, consist of the following:

(In millions of Korean won, number of shares and percentage)

	2009 Number of Shares Owned	2009 Percentage of Ownership (%)	2009 Acquisition Cost	2009 Market Value of investee	2009 Recorded Book Value	2008 Recorded Book Value
Samsung Heavy Industries	40,675,641	17.6	₩ 258,299	₩ 984,350	₩ 984,350	₩ 919,269
Samsung Fine Chemicals	2,164,970	8.4	45,678	101,862	101,862	83,243
Hotel Shilla	2,004,717	5.0	13,957	41,297	41,297	25,761
Cheil Worldwide	119,949	2.6	2,920	37,784	37,784	23,390
A-Tech Solution	1,592,000	15.9	26,348	32,636	32,636	-
			₩ 347,202	₩1,197,929	₩1,197,929	₩1,051,663

The difference between the acquisition cost and fair value of the investments is recorded under accumulated other comprehensive income, a separate component of shareholders' equity.

(2) Non-listed equities

Non-listed equities as of December 31, 2009 and 2008, consist of the following:

(In millions of Korean won, number of shares and percentage)

			2009			2008
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of investee	Recorded Book Value	Recorded Book Value
Kihyup Technology Banking Corporation	1,000,000	17.2	₩ 5,000	₩ 6,612	₩ 5,000	₩ 5,000
Pusan Newport	1,135,307	1.0	5,677	4,181	5,677	5,677
Samsung Venture Investment Corporation	980,000	16.3	4,900	7,274	4,900	4,900
Samsung Petrochemical	514,172	13.0	8,040	27,332	8,040	8,040
Samsung Electronics Football Club (*)	400,000	100.0	2,000	1,990	2,000	2,000
Samsung General Chemicals	1,914,251	3.9	19,143	39,918	19,143	19,143
iMarketKorea	380,000	14.1	1,900	11,825	1,900	1,900
ICube 1st Investment Fund	40	16.2	4,000	4,000	4,000	-
Yong Pyong Resort	400,000	1.1	1,869	2,931	1,869	1,869
Korea Digital Satellite	240,000	0.7	3,344	738	3,000	3,000
INPHI CORPORATION	2,732,241	6.4	4,171	1,032	4,171	4,171
Samsung Electronics European Holding(*)	-	100.0	4,231	4,043	4,231	-
TU Media Corporation	3,015,195	5.6	15,076	1,496	15,076	15,076
Others			26,456	5,261	7,804	5,927
			₩ 105,807	₩ 118,633	₩ 86,811	₩ 76,703

\

(*) As of December 31, 2009, these investments were not valued using the equity method of accounting due to the immateriality of their total asset balance.

As of December 31, 2009, the Company's investment in Pusan Newport Co., Ltd. is pledged as collateral against the investee's debt.

(3) Valuation Gain or Loss on Available-For-Sale Securities

For the years ended December 31, 2009 and 2008, changes in valuation gain or loss on long-term available-for-sale securities are as follows:

2009

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2009	Valuation Amount	Included in Earnings	Balance at December 31, 2009	Balance at January 1, 2009	Valuation Amount	Included in Earnings	Balance at December 31, 2009
Listed equities	₩730,814	₩119,919	₩ -	₩ 850,733	₩ -	₩ -	₩ -	₩ -
Deferred income tax				(185,778)				-
				₩ 664,955				₩ -

2008

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008
Listed equities	₩1,488,502	₩(757,688)	₩ -	₩ 730,814	₩ -	₩ -	₩ -	₩ -
Deferred income tax				(160,779)				-
				₩ 570,035				₩ -

10. Equity-Method Investments

Details in equity method investments as of December 31, 2009 consist of following:

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of investee	Recorded Book Value
Samsung Gwangju Electronics	38,515,579	94.3	₩ 192,676	₩ 724,335	₩ 721,100
Samsung Mobile Display	20,000,000	50.0	798,160	765,299	734,667
Samsung Electro-Mechanics	17,693,084	22.8	359,237	586,946	584,491
Samsung Card	43,393,170	35.3	1,538,540	1,560,387	1,685,710
Samsung Corning Precision Glass	7,512,165	42.5	297,165	2,401,963	2,367,635
Samsung SDI	9,282,753	19.7	423,722	981,299	962,136
S-LCD	390,000,001	50.0	1,950,000	2,052,523	2,011,302
Samsung (China) Investment	-	100.0	61,023	664,400	646,831
Samsung Electronia da Amazonia	-	76.3	121,628	500,453	498,993
Samsung Electronics America	486,531	100.0	2,958,900	3,818,670	3,488,884
Samsung Electronics Asia Holding	534,764,255	100.0	363,663	533,889	483,718
Samsung Electronics Benelux	203,173,701	100.0	346,236	572,318	547,293
Samsung Electronics Display (M)	71,400,000	75.0	21,876	397,223	363,008
Samsung Electronics Holding	-	100.0	77,610	434,677	397,179
Samsung Electronics Huizhou	-	89.5	79,669	435,039	397,839
Samsung Electronics Hungarian	752,999	100.0	48,397	1,042,497	1,013,528
Samsung Electronics Slovakia	-	55.7	22,731	477,093	470,998
Samsung Electronics Suzhou Semiconductor	-	100.0	266,060	524,253	495,511
Samsung Electronics (UK)	109,546,000	100.0	187,907	537,849	505,063
Tianjin Samsung Telecom Technology	-	90.0	83,779	500,677	484,806
Others			2,960,458	6,873,625	6,338,766
			₩13,159,437	₩26,385,415	₩25,199,458

Details in equity method investments as of December 31, 2008 consist of following:

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of investee	Recorded Book Value
Samsung Gwangju Electronics	38,515,579	94.3	₩ 192,676	₩ 684,200	₩ 682,670
Samsung Electro-Mechanics	17,693,084	22.8	359,237	445,531	445,244
Samsung Card	43,393,170	35.3	1,538,540	1,330,092	1,455,485
Samsung Corning Precision Glass	7,512,165	42.5	297,165	1,846,755	1,771,209
Samsung Techwin	19,604,254	25.5	211,726	275,290	272,833
Samsung SDI	9,282,753	19.7	423,722	892,938	874,079
S-LCD	350,000,001	50.0	1,750,000	1,844,734	1,792,110
Samsung (China) Investment	-	100.0	61,023	526,092	511,641
Samsung Electronica da Amazonia	-	100.0	121,628	324,558	312,367
Samsung Electronics America	481,031	100.0	2,895,260	3,810,508	3,621,057
Samsung Electronics Asia Holding	-	100.0	332,198	383,758	344,540
Samsung Electronics Benelux	2,260,017	100.0	226,453	347,053	337,453
Samsung Electronics Display (M)	71,400,000	75.0	21,876	244,508	244,382
Samsung Electronics Holding	-	100.0	77,610	399,176	354,846
Samsung Electronics Huizhou	-	89.5	79,669	290,642	255,535
Samsung Electronics Hungarian	752,999	100.0	48,397	677,740	650,157
Samsung Electronics Slovakia	-	55.7	22,731	271,776	263,767
Samsung Electronics Suzhou Semiconductor	-	100.0	266,060	515,184	483,923
Samsung Electronics (UK)	109,546,000	100.0	187,907	446,767	433,202
Tianjin Samsung Telecom Technology	-	90.0	83,779	544,300	490,041
Others			2,308,002	5,350,667	4,793,651
			₩11,505,659	₩21,452,269	₩20,390,192

Eliminated unrealized gains and losses as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009			2008		
Investee	**Inventories**	**Property, Plant and Equipment and Intangible Assets**	**Total**	**Inventories**	**Property, Plant and Equipment and Intangible Assets**	**Total**
Living Plaza. Co., Ltd	₩ (16,064)	₩ 89	₩ (15,975)	₩ (1,160)	₩ (23)	₩ (1,183)
Samsung Mobile Display	(12,498)	(81,837)	(94,335)	-	-	-
Samsung Corning Precision Glass	28,294	450	28,744	(28,678)	(7,219)	(35,897)
S-LCD	(2,392)	13,794	11,402	(5,758)	14,881	9,123
Samsung Electronics America	(120,683)	(18,828)	(139,511)	(13,451)	1,679	(11,772)
Samsung Electronics Asia Holding	10,067	(419)	9,648	(39,222)	-	(39,222)
Samsung Electronics Australia	(11,143)	1	(11,142)	1,019	1	1,020
Samsung Electronics Display (M)	(7,348)	32	(7,316)	2,393	68	2,461
Samsung Electronics France	(8,978)	-	(8,978)	1,194	1	1,195
Samsung Electronics Holding	15,310	(8,478)	6,832	27,624	(24)	27,600
Samsung Electronics Hong Kong	19,422	(8)	19,414	(12,133)	33	(12,100)
Samsung Electronics Iberia	(9,962)	(1)	(9,963)	2,120	1	2,121
Samsung Electronics Overseas	8,335	-	8,335	(3,257)	-	(3,257)
LLC Samsung Electronics Rus	(11,385)	(100)	(11,485)	1,328	(135)	1,193
Samsung Electronics (UK)	(23,446)	(283)	(23,729)	7,161	(1,232)	5,929
Samsung India Electronics	(19,442)	267	(19,175)	(697)	(784)	(1,481)
Samsung Malaysia Electronics	(8,248)	1	(8,247)	647	1	648
Shenzhen Samsung Kejian Mobile Telecommunication Technology	18,270	235	18,505	(440)	273	(167)
Thai Samsung Electronics	(7,755)	494	(7,261)	4,038	164	4,202
Tianjin Samsung Electronics Display	37,135	1,267	38,402	8,480	1,536	10,016
Others	(39,522)	17,315	(22,207)	46,314	(39,842)	6,472
	₩ (162,033)	₩ (76,009)	₩ (238,042)	₩ (2,478)	₩ (30,621)	₩ (33,099)

Amounts in the represent eliminated unrealized gains and losses for the years ended December 31, 2009 and 2008, recognized as part of equity earnings(losses) from equity method investments.

The changes in the book values of equity-method investments for the years ended December 31, 2009 and 2008, are as follows:

(In millions of Korean won)

	2009			
Investee	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung Gwangju Electronics	₩ 682,670	₩ 38,430	₩ -	₩ 721,100
Samsung Mobile Display	-	(57,811)	792,478	734,667
Samsung Electro-Mechanics	445,244	61,342	77,905	584,491
Samsung Card	1,455,485	211,635	18,590	1,685,710
Samsung Corning Precision Glass	1,771,209	1,146,890	(550,464)	2,367,635
Samsung SDI	874,079	42,582	45,475	962,136
S-LCD	1,792,110	19,675	199,517	2,011,302
Samsung (China) Investment	511,641	198,091	(62,901)	646,831
Samsung Electronica da Amazonia	312,367	147,348	39,278	498,993
Samsung Electronics America	3,621,057	71,580	(203,753)	3,488,884
Samsung Electronics Asia Holding	344,540	5,837	133,341	483,718
Samsung Electronics Benelux	337,453	69,887	139,953	547,293
Samsung Electronics Display (M)	244,382	207,972	(89,346)	363,008
Samsung Electronics Holding	354,846	69,643	(27,310)	397,179
Samsung Electronics Huizhou	255,535	193,413	(51,109)	397,839
Samsung Electronics Hungarian	650,157	428,089	(64,718)	1,013,528
Samsung Electronics Slovakia	263,767	235,176	(27,945)	470,998
Samsung Electronics Suzhou LCD	483,923	50,176	(38,588)	495,511
Samsung Electronics (UK)	433,202	70,858	1,003	505,063
Tianjin Samsung Telecom Technology	490,041	169,165	(174,400)	484,806
Others	5,066,484	1,355,101	(82,819)	6,338,766
	₩20,390,192	₩ 4,735,079	₩ 74,187	₩25,199,458

(In millions of Korean won)

	2008			
Investee	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung Gwangju Electronics	₩ 674,574	₩ 8,096	₩ -	₩ 682,670
Samsung Electro-Mechanics	445,205	13,708	(13,669)	445,244
Samsung Card	1,436,087	108,304	(88,906)	1,455,485
Samsung Corning Precision Glass	1,246,710	758,306	(233,807)	1,771,209
Samsung Techwin	258,411	19,188	(4,766)	272,833
Samsung SDI	893,419	7,175	(26,515)	874,079
S-LCD	1,680,254	111,854	2	1,792,110
Samsung (China) Investment	342,872	11,231	157,538	511,641
Samsung Electronica da Amazonia	206,140	111,229	(5,002)	312,367
Samsung Electronics America	1,791,662	(55,469)	1,884,864	3,621,057
Samsung Electronics Asia Holding	184,816	(73,765)	233,489	344,540
Samsung Electronics Benelux	186,489	509	150,455	337,453
Samsung Electronics Display (M)	171,201	32,792	40,389	244,382
Samsung Electronics Holding	180,355	96,464	78,027	354,846
Samsung Electronics Huizhou	82,614	73,621	99,300	255,535
Samsung Electronics Hungarian	521,042	(9,858)	138,973	650,157
Samsung Electronics Slovakia	228,502	(32,516)	67,781	263,767
Samsung Electronics Suzhou Semiconductor	294,174	41,040	148,709	483,923
Samsung Electronics (UK)	338,579	95,177	(554)	433,202
Tianjin Samsung Telecom Technology	272,574	57,525	159,942	490,041
Others	3,572,782	417,579	803,290	4,793,651
	₩15,008,462	₩ 1,792,190	₩ 3,589,540	₩20,390,192

Financial information of investee companies as of December 31, 2009 and 2008, and for the years then ended follows:

(In millions of Korean won)

Investee	2009			
	Assets	**Liabilities**	**Sales**	**Net income**
Samsung Gwangju Electronics	₩ 1,066,202	₩ 297,672	₩ 3,204,650	₩ 42,589
Samsung Mobile Display	2,560,187	1,029,590	3,635,461	122,295
Samsung Electro-Mechanics	4,219,378	1,645,073	3,192,031	278,476
Samsung Card	11,788,784	7,363,228	2,716,224	603,846
Samsung Corning Precision Glass	6,298,736	652,530	5,231,245	2,597,892
Samsung SDI	6,620,293	1,633,195	3,550,584	217,992
S-LCD	5,424,336	1,319,289	9,888,478	16,546
Samsung (China) Investment	2,166,307	1,501,906	5,119,458	195,287
Samsung Electrorica da Amazonia	1,971,914	1,316,264	3,329,080	186,617
Samsung Electronics America	6,844,611	3,025,941	23,165,855	211,091
Samsung Electronics Asia Holding	574,024	40,135	-	50,742
Samsung Electronics Benelux	735,038	162,720	1,710,415	78,710
Samsung Electronics Display (M)	694,556	164,925	1,877,339	241,582
Samsung Electronics Holding	1,605,385	1,170,708	-	62,811
Samsung Electronics Huizhou	1,484,182	997,887	5,911,357	218,732
Samsung Electronics Hungarian	1,764,586	722,088	4,940,067	429,811
Samsung Electronics Slovakia	1,619,844	763,170	5,624,668	418,837
Samsung Electronics Suzhou Semiconductor	562,630	38,377	386,316	48,080
Samsung Electronics (UK)	987,337	449,488	4,659,470	94,587
Tianjin Samsung Telecom Technology	1,215,150	658,842	5,659,334	145,293
Others	32,546,510	21,624,762	117,091,299	2,092,928

(In millions of Korean won)

	2008			
Investee	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung Gwangju Electronics	₩ 910,335	₩ 184,394	₩ 2,591,240	₩ 6,833
Samsung Electro-Mechanics	3,194,434	1,240,349	3,099,821	48,080
Samsung Card	14,433,635	10,664,601	2,926,714	297,913
Samsung Corning Precision Glass	4,946,350	605,129	3,852,299	1,828,627
Samsung Techwin	2,390,100	1,308,833	3,595,145	73,623
Samsung SDI	5,977,519	1,440,231	4,649,465	38,874
S-LCD	5,104,313	1,414,846	7,880,370	205,463
Samsung (China) Investment	1,427,098	901,006	2,835,060	5,286
Samsung Electronica da Amazonia	1,062,511	737,953	2,482,366	112,919
Samsung Electronics America	6,957,013	3,146,505	18,488,840	(43,698)
Samsung Electronics Asia Holding	383,917	159	-	(34,536)
Samsung Electronics Benelux	600,232	253,179	1,552,425	25,735
Samsung Electronics Display (M)	433,790	107,779	1,469,711	40,345
Samsung Electronics Holding	663,197	264,021	-	68,864
Samsung Electronics Huizhou	882,750	557,865	4,129,359	76,885
Samsung Electronics Hungarian	1,022,227	344,486	3,948,427	(5,503)
Samsung Electronics Suzhou LCD	1,268,442	780,426	5,457,722	(55,560)
Samsung Electronics Suzhou Semiconductor	608,222	93,037	344,910	39,126
Samsung Electronics (UK)	1,363,174	916,408	4,272,445	89,248
Tianjin Samsung Telecom Technology	964,951	360,173	5,708,094	52,787
Others	24,216,478	16,259,790	101,602,715	777,081

Market value information of publicly listed investee companies as of December 31, 2009 and 2008, is as follows:

	2009		2008	
(In millions of Korean won)	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI	₩ 1,378,489	₩ 962,136	₩ 510,551	₩ 874,079
Samsung Digital Imaging	267,706	45,618	-	-
Samsung Electro-Mechanics	1,902,007	584,491	589,180	445,244
Samsung Card	2,495,107	1,685,710	1,592,529	1,455,485
Samsung Techwin	1,228,246	275,201	558,721	272,833

Valuation gain and loss on securities as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)

2009							
Gains from changes in equity of equity method investments				Losses from changes in equity of equity method investments			
Balance at January 1, 2009	Valuation Amount	Included in Earnings	Balance at December 31, 2009	Balance at January 1, 2009	Valuation Amount	Included in Earnings	Balance at December 31, 2009
₩3,650,660	₩(676,171)	₩ -	₩2,974,489	₩ (38,025)	₩ (41,273)	₩ -	₩ (79,298)
	Deferred income tax		(295,527)				6,441
			₩2,678,962				₩ (72,857)

2008							
Gains from changes in equity of equity method investments				Losses from changes in equity of equity method investments			
Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008
₩1,068,500	₩2,581,581	₩ 579	₩3,650,660	₩ (176,998)	₩ 138,680	₩ 293	₩ (38,025)
	Deferred income tax		(388,077)				3,617
			₩3,262,583				₩ (34,408)

11. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2009 and 2008, and its movements for the years then ended consist of the following:

	2009					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and equipment**	**Construction-In-Progress and Machinery-In-Transit**	**Others**	**Total**
Balance at January 1, 2009	₩2,921,337	₩6,791,768	₩17,725,669	₩ 3,156,361	₩ 654,688	₩31,249,823
Acquisition	10,724	14,272	178,433	4,995,305	38,080	5,236,814
Transfer	99,731	1,246,231	3,643,523	(5,070,474)	80,989	-
Disposal	(6,497)	(16,371)	(245,633)	(127,528)	(44,767)	(440,796)
Depreciation	-	(523,091)	(6,697,478)	-	(218,389)	(7,438,958)
Others	-	(1,725)	(3,546)	(98,081)	(1,107)	(104,459)
Balance at December 31, 2009	₩3,025,295	₩7,511,084	₩14,600,968	₩ 2,855,583	₩ 509,494	₩28,502,424
Acquisition cost	3,025,295	10,480,472	56,273,140	2,855,583	1,751,038	74,385,528
Accumulated depreciation	-	(2,969,388)	(41,672,172)	-	(1,241,544)	(45,883,104)

	2008					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and equipment**	**Construction-In- Progress and Machinery - In-Transit**	**Others**	**Total**
Balance at January 1, 2008	₩2,936,185	₩6,177,822	₩17,476,389	₩ 2,423,111	₩ 763,875	₩29,777,382
Acquisition	8,171	120,060	207,085	9,097,158	56,078	9,488,552
Transfer	34,082	969,376	6,864,870	(7,998,592)	130,264	-
Disposal	(57,101)	(13,540)	(66,882)	-	(48,977)	(186,500)
Depreciation	-	(461,952)	(6,755,625)	-	(245,995)	(7,463,572)
Others	-	2	(168)	(365,316)	(557)	(366,039)
Balance at December 31, 2008	₩2,921,337	₩6,791,768	₩17,725,669	₩ 3,156,361	₩ 654,688	₩31,249,823
Acquisition cost	2,921,337	9,250,706	55,041,068	3,156,361	1,867,878	72,237,350
Accumulated depreciation	-	(2,458,938)	(37,315,399)	-	(1,213,190)	(40,987,527)

As of December 31, 2009, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses for up to ₩78,156,512 million and ₩22,177,671 million, respectively (2008: ₩73,174,568 million and ₩22,702,894 million, respectively).

As of December 31, 2009, the value of land based on the posted price issued by the Korean tax authority amounted to ₩4,597,566 million (2008: ₩4,492,261 million).

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities and recorded revaluation increments of ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,208,872 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to capital surplus, a component of shareholders' equity.

12. Intangible Assets

Changes in intangible assets for the years ended December 31, 2009 and 2008, are as follows:

	2009			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at January 1, 2009	₩ 148	₩ 385,409	₩ 267,502	₩ 653,059
Acquisition [1]	-	112,558	72,609	185,167
Disposal	-	(38,007)	(716)	(38,723)
Amortization	(148)	(61,379)	(97,595)	(159,122)
Balance at December 31, 2009	₩ -	₩ 398,581	₩ 241,800	₩ 640,381

	2008			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at January 1, 2008	₩ 504	₩ 305,041	₩ 262,771	₩ 568,316
Acquisition [1]	-	142,080	103,120	245,200
Disposal	-	(2,089)	(2,756)	(4,845)
Amortization	(356)	(59,623)	(95,633)	(155,612)
Balance at December 31, 2008	₩ 148	₩ 385,409	₩ 267,502	₩ 653,059

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

The amortization expense of intangible assets for the years ended December 31, 2009 and 2008, is distributed among the following accounts:

(In millions of Korean won)

Account		2009		2008
Production costs	₩	32,244	₩	29,193
Selling and administrative expenses		49,147		47,023
Research and development expenses		77,731		79,396
	₩	159,122	₩	155,612

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2009 and 2008, consist of the following:

(In millions of Korean won)		2009		2008
Long-term trade receivables, net	₩	22,638	₩	17,126
Long-term loans receivables, net		109,384		134,005
Long-term guarantee deposits		421,880		438,014
Long-term prepaid expenses		2,342,921		311,106
	₩	2,896,823	₩	900,251

14. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2009 and 2008, consist of the following:

(In millions of Korean won)	Due Date	2009		2008	
US$ denominated straight bonds [1]	2027.10.1	₩	105,084	₩	119,463
Less: Current maturities			(5,588)		(6,009)
Discounts			(4,503)		(5,284)
		₩	94,993	₩	108,170

[1] On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

Maturities of foreign currency notes, outstanding as of December 31, 2009, are as follows:

(In millions of Korean won)

For the Years Ending December 31	Foreign Currency Notes	
2010	₩	5,838
2011		5,838
2012		5,838
2013		5,838
Thereafter		81,732
	₩	105,084

15. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2009 and 2008, consist of the following:

(In millions of Korean won)	2009	2008
Balance at the beginning of the year	₩ 1,993,621	₩ 1,782,071
Provision for severance benefits	514,314	463,611
Transferred from affiliated companies	1,087	1,662
Actual severance payments	(463,536)	(253,723)
	2,045,486	1,993,621
Less : Cumulative deposits to the National Pension Fund	(7,355)	(8,918)
Severance insurance deposits	(262,271)	(1,287,514)
Pension plan assets	(1,162,806)	-
Balance at the end of the year	₩ 613,054	₩ 697,189

As of December 31, 2009, accrued severance benefits are funded at approximately 70%, through a severance insurance plan and defined benefit severance pension plan with Samsung Life Insurance. Pension plan assets comprised 100% of cash and cash equivalents as of December 31, 2009.

16. Accrued Expenses

Changes in the significant accrued expenses during the year ended December 31, 2009, are as follows:

(In millions of Korean won)	**Reference**	**January 1, 2009**	**Increase**	**Decrease**	**December 31, 2009**
Warranty reserves	(1)	₩332,795	₩712,406	₩810,170	₩235,031
Royalty expenses	(2)	1,253,776	545,114	429,585	1,369,305
Long-term incentives	(3)	176,887	132,200	64,644	244,443

(1) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(2) The Company makes provisions for royalty costs relating to license agreements of intellectual property that have not been settled. The timing of payment depends on the settlement of the agreements.

(3) The Company introduced long-term incentive plans for its executives based on three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period. .

17. Commitments and Contingencies

(A) As of December 31, 2009, the Company is contingently liable for guarantees of indebtedness, mostly for related parties, approximating ₩9,791 million for loans in Korea and US$1,401 million on drawn facilities which have a maximum limit of US$4,655 million outside of Korea.

As of December 31, 2009, the Company is providing a US$23 million guarantee for Samsung Electronics Hungarian relating to the investment incentive contract with the Hungarian government.

As of December 31, 2009, the Company is contingently liable for guarantees of indebtedness up to a limit of ₩138,848 million for employees' housing rental deposits.

(B) As of December 31, 2009, the Company is insured against future contract commitments for up to ₩134,346 million.

(C) As of December 31, 2009, the Company has technical assistance agreements with certain companies requiring payment for use of the technology or from sales of products manufactured using such technology.

(D) As of December 31, 2009, the Company has bank overdraft facility agreements with Shinhan Bank and four other banks with a combined maximum limit of ₩211,300 million.

(E) As of December 31, 2009, the Company as trade notes receivable discounting facilities with five banks, including Shinhan Bank with a combined limit of up to ₩755,000 million; a trade financing agreement with 23 banks including Woori Bank for up to US$10,229 million; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In addition, the Company has a credit sales facility agreement with Woori Bank (up to ₩70,000 million) and assumes recourse obligation on the receivables where the extensions have been granted on the credit periods. The Company also has loan facilities with accounts receivable pledged as collateral with four banks, including Woori Bank, for up to ₩782,000 million.

(F) The United States Department of Justice Antitrust Division (the Justice Department), European Commission and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by sellers of TFT-LCD and DRAM, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions with respect to the sales of TFT-LCD, DRAM, SRAM and Flash Memory were filed against the Company and its subsidiaries in the United States. As of balance sheet date, the outcome of the investigation and civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(G) Based on the agreement entered on August 24, 1999, with respect to Samsung Motor Inc.'s ("SMI") bankruptcy proceedings, Samsung Motor Inc.'s creditors ("the Creditors") filed a civil action against Mr. Kun Hee Lee, former chairman of the Company, and 28 Samsung Group affiliates including the Company under joint and several liability for failing to comply with such agreement. Under the suit, the Creditors have sought ₩2,450 billion for loss of principal on loans extended to SMI, a separate amount for breach of the agreement, and an amount for default interest.

On January 31, 2008, Seoul Administrative Court made the ruling on this case. Under the ruling, Samsung Group affiliates were ordered to pay approximately ₩1,634 billion to the Creditors by disposing 2,334,045 shares of Samsung Life Insurance Co., Ltd. (the "Shares") donated by Mr. Lee, excluding 1,165,955 shares already sold by the Creditors. If the proceeds from sale of Shares are not sufficient to satisfy their obligations, Samsung Group affiliates were obligated to satisfy the shortfall by either participating in the Creditors' equity offering or purchasing subordinated debentures issued by the Creditors. In addition, Samsung Group affiliates were ordered to pay default interest on ₩1,634 billion at 6% per annum for the period from January 1, 2001, to the date of settlement.

The Company, other Samsung Group affiliates, Mr. Lee, and the Creditors all have appealed the ruling, and currently, the second trial for this case is pending at Seoul High Court. The ultimate outcome of this case can not be determined at this time. Since the amount of Company's obligation is uncertain, the effects of this matter on the Company's financial statements can not be reasonably determined.

(H) As of December 31, 2009, the Company was named as a defendant in legal actions filed by 25 overseas companies including Sharp Corporation, and as the plaintiff in legal actions against 5 overseas companies including Spansion Inc. for alleged patent infringements.

On January 19, 2010, the Company and certain subsidiaries located in the United States, agreed to a settlement with Rambus Inc. Under the terms of the settlement, US $200 million will be paid to Rambus Inc. for dismissal of the anti-trust litigation and the alleged patent infringement regarding DRAM. The settlement also included a royalty agreement for which certain amounts will be paid to Rambus, Inc. for the next five years: For 2010 and the first two quarters of 2011, the future royalty payment will be US $25 million per quarter. For the remainder of the five year royalty period, the quarter payment will be based on the Company's sales volume of related product, subject to certain minimum and maximum amounts.

In addition, there is an agreement for which the Company would acquire 8.3% shares acquisition of Rambus for US $200 million.

On February 5, 2010, the Company and Sharp Corporation announced that they agreed to enter into cross licensing agreement for the use of crystal liquid panel patents. As part of the agreement, the related lawsuits and claims were withdrawn.

In addition to the cases mentioned above, the Company has been involved in various claims and proceedings during the normal course of business. The Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on financial position of the Company.

(I) The Company entered into an agreement to acquire Samsung Digital Imaging Co., Ltd. on January 22, 2010, with a planned closing date of April 1, 2010. The acquisition of Samsung Digital Imaging Co., Ltd. was approved by the Board of Directors of the Company on December 15, 2009. The shareholders' of the Company approved the acquisition on February 23, 2010. The shareholders of Samsung Digital Imaging Co., Ltd. will receive 0.0577663 shares of the Company's common stock for each share of Samsung Digital Imaging Co., Ltd, common stock owned on the closing date.

On December 15, 2009, the Company announced it would acquire Samsung Digital Imaging Co., Ltd., with a planned closing date of April 1, 2010. According to the terms of the transaction, the shareholders of Samsung Digital Imaging Co., Ltd. will receive 0.0577663 shares of the Company' s common stock for each share of Samsung Digital Imaging Co., Ltd, common stock owned on the closing date.

18. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2009, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock have been retired over three trenches, with the Board of Directors' approval.

As of December 31, 2009, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

The Company has issued global depositary receipts ("GDR") to overseas capital markets. The number of outstanding GDR as of December 31, 2009 and 2008, are as follows:

	2009		2008	
	Non-voting Preferred Stock	Common Stock	Non-voting Preferred Stock	Common Stock
Outstanding GDR				
- Share of Stock	3,519,155	8,921,328	3,402,937	8,661,570
- Share of GDR	7,038,310	17,842,656	6,805,874	17,323,140

19. Retained Earnings

Retained earnings as of December 31, 2009 and 2008, consist of the following:

(In millions of Korean won)		**2009**		**2008**
Appropriated				
Legal reserve:				
Earned surplus reserve [1]	₩	450,789	₩	450,789
Discretionary reserve:				
Reserve for improvement of financial structure		204,815		204,815
Reserve for business rationalization		10,512,101		9,512,101
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		29,936,458		26,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		3,100,000		3,100,000
Reserve for capital expenditure		9,632,937		8,816,905
		54,680,581		49,864,549
Unappropriated		9,576,010		5,551,503
Total	₩	64,256,591	₩	55,416,052

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

20. Dividends

The Company declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2009 and 2008, and as year-end dividends for the years ended December 31, 2009 and 2008.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won and number of shares)

			2009		2008
Number of shares eligible for dividends	Common stock		127,160,064 shares		126,968,200 shares
	Preferred stock		19,853,734 shares		19,853,734 shares
Dividend rate			10.00%		10.00%
Dividend amount	Common stock	₩	63,580	₩	63,484
	Preferred stock		9,927		9,927
		₩	73,507	₩	73,411

(B) Year-end Dividends

(In millions of Korean won and number of shares)

			2009		2008
Number of shares eligible for dividends	Common stock		128,271,387 shares		127,035,908 shares
	Preferred stock		19,853,734 shares		19,853,734 shares
Dividend rate	Common stock		150.00%		100.00%
	Preferred stock		151.00%		101.00%
Dividend amount	Common stock	₩	962,035	₩	635,180
	Preferred stock		149,896		100,261
		₩	1,111,931	₩	735,441

(C) Dividend Payout Ratio

(In millions of Korean won)		2009		2008
Dividends	₩	1,185,438	₩	808,852
Net income		9,649,487		5,525,904
Dividend payout ratio		12.28%		14.64%

(D) Dividend Yield Ratio

	2009				2008			
	Common Stock		Preferred Stock		Common Stock		Preferred Stock	
Dividend per share	₩	7,500	₩	7,550	₩	5,500	₩	5,550
Market price [1]		735,295		480,890		464,625		278,250
Dividend yield ratio		1.02%		1.57%		1.18%		1.99%

[1] The average closing price for a week before 2 trading days prior to closing date of shareholders' list.

21. Treasury Stock

As of December 31, 2009, the Company holds 19,027,950 common shares and 2,979,693 preferred shares as treasury stocks.

22. Stock-Based Compensation

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms and the number of outstanding stock options as of December 31, 2009 is as follows:

	Date of the Grant							
	March 16, 2000	**March 9, 2001**	**February 28, 2002**	**March 25, 2002**	**March 7, 2003**	**April 16, 2004**	**October 15, 2004**	**December 20, 2005**
Total grants	1,500,000	3,099,500	988,000	121,000	368,100	590,000	10,000	10,000
Forfeitures and exercises	128,540	393,768	53,859	12,942	37,744	53,061	-	-
prior to 2009	849,745	1,779,917	508,384	51,168	164,914	12,068	10,000	-
Exercised during 2009	467,208	476,406	150,253	24,036	56,607	60,969	-	-
Outstanding stock options	54,507	449,409	275,504	32,854	108,835	463,902	-	10,000
Exercise price [1]	272,700	197,100	329,200	342,800	288,800	580,300	460,500	606,700
Exercise period from the date of the grant [2]	2003.3.17~ 2010.3.16	2004.3.10~ 2011.3.9	2004.3.1~ 2012.2.29	2004.3.26~ 2012.3.25	2005.3.8~ 2013.3.7	2006.4.17~ 2014.4.16	2006.10.16~ 2008.10.15	2007.12.21~ 2015.12.20

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] All options currently in issue are fully vested.

23. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2009 and 2008, consists of the following, net of deferred income taxes:

(In millions of Korean won)	**2009**	**2008**
Gain on valuation of available-for-sale securities	₩ 668,305	₩ 579,182
Share of equity-method investees' accumulated other comprehensive income	2,678,962	3,262,583
Share of equity-method investees' accumulated other comprehensive loss	(72,857)	(34,408)
	₩ 3,274,410	₩ 3,807,357

24. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is 24.2%.

Income tax expense for the years ended December 31, 2009 and 2008, consists of the following:

(In millions of Korean won)	2009	2008
Current income taxes	₩ 1,197,798	₩ 788,305
Deferred income taxes	(7,175)	(404,304)
Items charged directly to shareholders' equity	418	(1,684)
	₩ 1,191,041	₩ 382,317

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2009 and 2008:

(In millions of Korean won)	2009	2008
Income before tax	10,840,528	5,908,221
Statutory tax rate	24.2%	27.5%
Expected taxes at statutory rate	2,623,408	1,624,761
Tax-free benefit	(90,609)	(43,409)
Tax-free expense	55,202	40,720
The impact of not recording deferred taxes on certain temporary differences	(489,281)	(71,169)
Tax credit	(800,452)	(1,038,178)
Changes in tax rates	(68,515)	(105,761)
Others, net	(38,712)	(24,647)
Income tax expense	1,191,041	382,317
Effective tax rate	11.0%	6.5%

Deferred income tax assets and liabilities from the tax effects of temporary differences, including available tax credit carryforwards, as of December 31, 2009, are as follows:

(In millions of Korean won)	Temporary Differences			Deferred Income Tax Assets (Liabilities)		
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance
Deferred tax arising from temporary differences						
Special reserves appropriated for tax purposes	₩ (1,282,294)	₩ 637,483	₩ (644,811)	₩ (296,129)	₩ 140,085	₩ (156,044)
Equity-method investments	(5,222,534)	(3,809,948)	(9,032,482)	(596,130)	(348,908)	(945,038)
Depreciation	(7,999)	51,227	43,228	(2,811)	12,360	9,549
Capitalized interest expense	(46,046)	2,280	(43,766)	(10,130)	320	(9,810)
Accrued income	(223,378)	183,820	(39,558)	(54,058)	44,485	(9,573)
Accrued expenses	2,510,973	612,714	3,123,687	603,583	147,943	751,526
Deferred foreign exchange gains	18,093	(965)	17,128	4,002	(191)	3,811
Impairment losses on investments	43,415	(9,120)	34,295	9,551	(2,006)	7,545
Foreign currency translation	352,206	(280,825)	71,381	85,234	(67,960)	17,274
Others	158,360	34,677	193,037	34,839	7,632	42,471
	₩ (3,699,204)	₩(2,578,657)	₩ (6,277,861)	₩ (222,049)	₩ (66,240)	₩ (288,289)
Items charged directly to shareholders' equity						
Gain on valuation of available-for-sale securities	₩ (742,882)	₩ (112,271)	₩ (855,153)	₩ (163,700)	₩ (23,147)	₩ (186,847)
Equity-method investees' other comprehensive income	(3,650,660)	676,172	(2,974,488)	(388,076)	92,549	(295,527)
Equity-method investees' other comprehensive loss	38,025	41,273	79,298	3,617	2,824	6,441
Capital surplus and capital adjustment	(161,660)	(63,932)	(225,592)	(14,641)	36,061	21,420
	₩ (4,517,177)	₩ 541,242	₩ (3,975,935)	₩ (562,800)	₩ 108,287	₩ (454,513)
Deferred tax assets arising from the carryforwards						
Tax credit carryforwards	₩ 1,033,425	₩ 33,976	₩ 1,067,401	₩ 930,082	₩ 73,415	₩ 1,003,497
					Current	854,084
					Non-current	₩ (593,389)

Deferred income tax assets and liabilities from tax effect of temporary differences, including available tax credit carryforwards as of December 31, 2008, were as follows:

	Temporary Differences			Deferred Income Tax Assets (Liabilities)		
(In millions of Korean won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance
Deferred tax arising from temporary differences						
Special reserves appropriated for tax purposes	₩ (1,455,564)	₩ 173,270	₩ (1,282,294)	₩ (400,280)	₩ 104,151	₩ (296,129)
Equity-method investments	(4,097,827)	(1,124,707)	(5,222,534)	(508,714)	(87,416)	(596,130)
Depreciation	(456,018)	448,019	(7,999)	(125,405)	122,594	(2,811)
Capitalized interest expense	(51,791)	5,745	(46,046)	(14,243)	4,113	(10,130)
Accrued income	(207,735)	(15,643)	(223,378)	(57,127)	3,069	(54,058)
Accrued expenses	2,063,572	447,401	2,510,973	567,483	36,100	603,583
Deferred foreign exchange gains	19,060	(967)	18,093	5,241	(1,239)	4,002
Impairment losses on investments	52,976	(9,561)	43,415	14,568	(5,017)	9,551
Foreign currency translation	-	352,206	352,206	-	85,234	85,234
Others	150,626	7,734	158,360	41,422	(6,583)	34,839
	₩ (3,982,701)	₩ 283,497	₩ (3,699,204)	₩ (477,055)	₩ 255,006	₩ (222,049)
					Current	₩ 439,765
					Non-current	₩ (661,814)
Items charged directly to shareholders' equity						
Gain on valuation of available-for-sale securities	₩ (1,493,995)	₩ 751,113	₩ (742,882)	₩ (410,848)	₩ 247,148	₩ (163,700)
Loss on valuation of available-for-sale securities	196	(196)	-	53	(53)	-
Equity-method investees' other comprehensive income	(1,070,451)	(2,580,209)	(3,650,660)	(76,576)	(311,500)	(388,076)
Equity-method investees' other comprehensive loss	176,999	(138,974)	38,025	459	3,158	3,617
Capital surplus and capital adjustment	(131,029)	(30,631)	(161,660)	15,349	(2,468)	12,881
	₩ (2,518,280)	₩(1,998,897)	₩ (4,517,177)	₩ (471,563)	₩ (63,715)	₩ (535,278)
					Current	₩ (2,920)
					Non-current	₩(532,358)
Deferred tax assets arising from the carryforwards						
Tax credit carryforwards	₩ 816,211	₩ 217,214	₩ 1,033,425	₩ 780,785	₩ 149,297	₩ 930,082
					Current	₩ 930,082

Deferred tax assets and liabilities are computed based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities by applying enacted tax rates in effect in the years in which the differences are expected to reverse. The enacted income tax rates are 24.2% for 2010 and 2011, 22% for thereafter, respectively.

The Company periodically assesses its ability to realize deferred income tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to realize such assets, a valuation allowance is recorded to reduce the assets to their estimated realizable value.

Temporary differences for which deferred tax assets and liabilities have not been recognized as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009	2008
I. Deductible temporary differences		
Equity-method investments[1]	₩ 87,629	₩ 588,783
II. Taxable temporary differences		
Land revaluation[2]	(397,985)	(397,985)
Equity-method investments[1]	(3,668,470)	(2,924,351)

[1] The Company did not recognize the income tax effect of temporary differences resulting from the earnings arising from equity-method investments as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

[2] The Company did not recognize the income tax effect of temporary differences resulting from land revaluation as the Company does not expect cash inflows from revaluation within the foreseeable future.

25. Earnings Per Share

Basic earnings per share were computed using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the additional dilutive effect of the Company's potentially dilutive securities including stock options.

Basic earnings per share for the years ended December 31, 2009 and 2008, is calculated as follows:

(In millions, except per number of shares)	**2009**	**2008**
Net income as reported on the statements of income	₩ 9,649,487	₩ 5,525,904
Adjustments:		
Dividends for preferred stock	(159,823)	(110,188)
Undeclared participating preferred stock dividend	(1,134,392)	(637,556)
Net income available for common stock	8,355,272	4,778,160
Weighted-average number of common shares Outstanding [1]	127,563,732	126,795,572
Basic earnings per share (in Korean won)		

[1] Common shares Outstanding

	2009		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Common stock shares	127,563,732	365/365	127,563,732

	2008		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Common stock shares	126,795,572	366/366	126,795,572

[2] Common shares equivalent

	2009		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	597,362	365/365	597,362

	2008		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	1,168,130	366/366	1,168,130

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in calculating diluted earnings per share.

26. Comprehensive Income

Comprehensive income for the years ended December 31, 2009 and 2008, consists of:

	2009	2008
Net income	₩ 9,649,487	₩ 5,525,904
Other comprehensive income	(532,947)	1,932,589
Gain on valuation of available-for-sale securities, net of related income taxes of ₩23,147 million (2008: ₩247,150 million)	89,123	(503,965)
Loss on valuation of available-for-sale securities, net of related income taxes of ₩- million (2008: ₩54 million)	-	143
Share of equity-method investees' other comprehensive income, net of related income taxes of ₩92,549 million (2008: ₩285,929 million)	(583,621)	2,294,280
Share of equity-method investees' other comprehensive loss, net of related income taxes of ₩2,824 million (2008: ₩3,158 million)	(38,449)	142,131
Comprehensive income	₩ 9,116,540	₩ 7,458,493

27. Related Party Transactions

Subsidiaries as of December 31, 2009 are as follows:

Location	Subsidiaries
Korea	Samsung Gwangju Electronics
	Samsung Card
	STECO.
	SEMES
	Samsung Electronics Service
	Living Plaza
	Samsung Electronics Logitech
	Secron
	S-LCD
	Samsung Electronics Hainan Fiberoptics Korea (SEHF-K)
	Samsung Electronics Football Club
	Samsung Mobile Display
Americas	Samsung Electronics Canada (SECA)
	Samsung Electronics America (SEA)
	Samsung Electronics Latinoamerica (SELA)
	Samsung Electronics Mexico (SEM)
	Samsung Electronics Argentina (SEASA)
	Samsung Receivables (SRC)
	Samsung Semiconductor (SSI)
	Samsung Information Systems America (SISA)
	Samsung Telecommunications America (STA)
	Samsung International (SII)
	Samsung Austin Semiconductor (SAS)
	Samsung Mexicana (SAMEX)
	Samsung Electronics Latinoamerica Miami, (SEMI)
	Samsung Electronica Columbia (SAMCOL)
	Samsung Electronica da Amazonia (SEDA)
	Samsung Electronics Chile(SECH)
	SEMES America
Europe	Samsung Electronics Iberia (SESA)
	Samsung Electronics Nordic (SENA)
	Samsung Electronics Hungarian (SEH)
	Samsung Electronics Portuguesa (SEP)
	Samsung Electronics France (SEF)
	Samsung Electronics (UK) (SEUK)
	Samsung Electronics Holding (SEHG)

Location	Subsidiaries
Europe	Samsung Electronics Italia (SEI)
	Samsung Electronics South Africa (SSA)
	Samsung Electronics Benelux (SEBN)
	Samsung Electronics LCD Slovakia (SELSK)
	Samsung Electronics (SEPOL)
	Samsung Semiconductor Europe Polska (SSEL)
	Samsung Electronics (SEG)
	Samsung Semiconductor Europe (SSEG)
	Samsung Electronics Austria (SEAG)
	Samsung Electronics Overseas (SEO)
	Samsung Electronics Europe Logistics (SELS)
	Samsung Electronics Rus (SER)
	Samsung Electronics Rus Company (SERC)
	Samsung Electronics Slovakia (SESK)
	Samsung Russia Service Center (SRSC)
	Samsung Electronics Rus Kaluga (SERK)
	Samsung Electronics Baltics (SEB)
	Samsung Electronics Ukraine Company (SEUC)
	Samsung Electronics KZ and Central Asia (SEKZ)
	Samsung Semiconductor Israel R&D Center (SIRC)
	Samsung Gulf Electronics(SGE)
	Samsung Electronics Morocco SARL(SEMRC)
	Samsung Electronics Turkey(SETK)
	Samsung Electronics Ukraine
	Samsung Electronics Romania
	Samsung Electronics Kazakhstan
	Samsung Electronics Czech and Slovak s.r.o.
	Samsung Electronics Levant
	Samsung Electronics European Holding
	Samsung Electronics Limited
	Samsung Electronics Poland Manufacturing
	Samsung Telecoms
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia (SEAU)
	PT. Samsung Electronics Indonesia (SEIN)
	Samsung Asia (SAPL)
	Samsung Electronics Asia Holding (SEAH)
	Samsung Electronics Display (M) (SDMA)
	Samsung Electronics(M) (SEMA)
	Samsung Vina Electronics (SAVINA)
	Samsung India Electronics (SIEL)
	Thai-Samsung Electronics (TSE)
	Samsung Electronics Philippines (SEPCO)
	Samsung Electronics Philippine Manufacturing (SEPHIL)
	Samsung Japan (SJC)
	Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics (SME)
	Samsung Electronics Vietnam (SEV)
	Samsung India Software Operations (SISO)

Location	Subsidiaries
Asia	Samsung Telecommunications Japan (STJ)
	Batino Realty Corporation
	Samsung Telecommunications Malaysia
China	Samsung Electronics Hong Kong (SEHK)
	Samsung Electronics Taiwan (SET)
	Samsung Electronics Huizhou (SEHZ)
	Samsung Electronics (Shandong) Digital Printing (SSDP)
	Samsung Electronics Suzhou Semiconductor (SESS)
	Suzhou Samsung Electronics (SSEC)
	Samsung Suzhou Electronics Export (SSEC-E)
	Samsung (China) Investment (SCIC)
	Tianjin Samsung Electronics (TSEC)
	Tianjin Samsung Electronics Display (TSED)
	Tianjin Tongguang Samsung Electronics (TTSEC)
	Tianjin Samsung Telecom Technology (TSTC)
	Samsung Electronics Suzhou LCD (SESL)
	Samsung Electronics Suzhou Computer (SESC)
	Shanghai Samsung Semiconductor (SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology (SSKMT)
	Samsung Electronics Hainan Fiberoptics (SEHF)
	Samsung Electronics (Beijing) Service (SBSC)
	Samsung Semiconductor (China) R&D (SSCR)
	Beijing Samsung Telecom R&D Center (BST)
	Samsung Electronics Shanghai Telecommunication (SSTC)
	Dongguan Samsung Mobile Display(DSMD)
	Tianjin Samsung Mobile Display(TSMD)
	Samsung Electronics Shenzhen
	Samsung Electronics China R&D Center

Significant transactions with related parties for the years ended December 31, 2009 and 2008, and the related receivables and payables as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009			
	Sales	Purchases	Receivable	Payable
Subsidiaries				
S-LCD	₩ 2,489,354	₩ 5,906,870	₩ 774,249	₩ 593,445
Samsung Gwangju Electronics	8,088	2,890,972	1,775	448,836
Samsung Japan	4,229,962	2,869,256	136,157	123,835
Samsung Telecommunications America	8,275,115	912,532	501,062	355,703
Samsung Electronics Taiwan	6,300,109	1,230,643	471,862	64,460
Samsung Semiconductor	8,633,887	1,355,707	730,059	71,469
Samsung Asia	2,494,314	1,120,078	122,404	73,580
Samsung Electronics Hong Kong	3,643,168	2,057,119	167,007	138,677
Samsung Electronics America	1,689,291	3,187,784	121,493	232,836
Samsung Semiconductor Europe GmbH	5,850,129	870,779	346,718	101,030
Samsung Electronics Overseas	423,796	47,211	76,416	10,677
Samsung Electronics (UK)	2,035,465	557,834	27,947	97,698
Samsung Electronics France	1,801,689	120,963	18,065	50,368
Samsung Semiconductor Europe	1,124,174	1,429	109,600	973
Samsung International	1,585,445	4,002	36,434	52
Samsung Electronics Italia	887,363	91,911	3,060	38,142
Tianjin Samsung Telecom Technology	1,676,091	2,540,838	296,102	565,312
Samsung Electronics Suzhou Computer	267,288	2,639,786	26,778	224,866
Others	22,947,302	13,285,786	1,928,667	2,170,374
	₩76,362,030	₩41,691,500	₩ 5,895,855	₩ 5,362,333

(In millions of Korean won)	2009			
	Sales	**Purchases**	**Receivable**	**Payable**
Equity Investees				
Samsung SDI	₩ 39,712	₩ 257,637	₩ 2,303	₩ 46,293
Samsung SDS	28,944	805,690	8,072	240,127
Samsung Electro-Mechanics	15,263	1,056,247	1,086	56,972
Samsung Corning Precision Glass	47,814	1,586,998	184	42,913
Samsung Techwin	33,953	298,545	11,092	16,963
Seoul Commtech	7,754	177,693	3,502	36,647
Others	116,725	382,843	45,044	103,634
	₩ 290,165	₩ 4,565,653	₩ 71,283	₩ 543,549

(In millions of Korean won)	2008			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD	₩ 2,056,610	₩ 3,879,111	₩ 861,718	₩ 295,930
Samsung Gwangju Electronics	7,164	2,334,544	1,366	394,673
Samsung Japan	4,315,405	2,506,250	10,398	48,672
Samsung Telecommunications America	5,137,179	785,536	179,935	329,555
Samsung Electronics Taiwan	5,495,042	943,183	142,646	5,811
Samsung Semiconductor	6,666,062	48,213	420,015	15,458
Samsung Asia	1,811,626	999,342	46,740	16,833
Samsung Electronics Hong Kong	2,684,351	1,416,165	218,463	7,130
Samsung Electronics America	1,090,980	2,375,123	5,920	68,949
Samsung Semiconductor Europe Gmbh	5,347,442	6,483	192,836	-
Samsung Electronics Overseas	568,112	55,261	-	19,413
Samsung Electronics (UK)	1,687,522	291,741	3,241	100,428
Samsung Electronics France	1,556,652	99,795	734	33,204
Samsung Semiconductor Europe	1,311,566	10,735	24,908	574
Samsung International	737,947	5,507	17,206	1,141
Samsung Electronics Italia	578,121	131,800	468	61,078
Tianjin Samsung Telecom Technology	2,432,163	1,122,679	158,402	67,646
Samsung Electronics Suzhou Computer	163,915	529,438	23,433	55,793
Others	15,528,019	8,970,017	592,350	1,150,782
	₩59,175,878	₩26,510,923	₩ 2,900,779	₩ 2,673,070

(In millions of Korean won)	2008			
	Sales	Purchases	Receivable	Payable
Equity Investees				
Samsung SDI	₩ 91,363	₩ 569,683	₩ 2,831	₩ 48,093
Samsung SDS	60,166	933,386	8,549	243,765
Samsung Electro-Mechanics	17,540	1,172,753	2,281	62,025
Samsung Corning Precision Glass	71,940	1,369,370	22,248	126,680
Samsung Techwin	77,804	507,263	24,985	88,973
Seoul Commtech	9,488	137,616	4,550	42,809
Others	126,854	353,786	29,534	86,137
	₩ 455,155	₩ 5,043,857	₩ 94,978	₩ 698,482

As of December 31, 2009, lease receivables under finance lease amounting to ₩429,074 million (2008: ₩525,078 million) are included in the receivables from S-LCD.

With regard to the above receivables, the Company has recorded allowances for doubtful accounts amounting to ₩55,381 million as of December 31, 2009 (2008: ₩17,320 million), and related bad debt expenses of ₩38,061 million were recognized during the year ended December 31, 2009 (2008: ₩732 million).

Key Management Compensation

For the year ended December 31, 2009, the Company recognized expenses for short-term benefits of ₩12,322 million, long-term benefits of ₩2,807 million and severance benefits of ₩965 million for key management compensation. Key management includes registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

28. Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs for the years ended December 31, 2009 and 2008, consist of the following:

(In millions of Korean won)	2009	2008
Research activities	₩ 2,645,195	₩ 2,673,466
Development activities	4,626,929	4,227,264
	₩ 7,272,124	₩ 6,900,730

29. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2009 and 2008, assets and liabilities dominated in foreign currencies and related gains and losses on foreign currency translation for the year ended December 31, 2009, are as follows:

(In millions of Korean won and foreign currencies)

		2009	2009			2008
Account		Foreign Currencies	Korean won Equivalent	Translation Loss	Translation Gain	Korean won Equivalent
Cash and cash equivalent, and short-term financial instruments	US$	314	₩ 366,592	₩ -	₩ -	₩ 890,032
	JPY	6,227	78,634	-	-	139,389
	EUR	81	135,578	-	-	-
			580,804	-	-	1,029,421
Trade accounts and notes receivable	US$	3,710	4,331,872	157,138	149,681	1,886,264
	JPY	13,058	164,900	33,718	19,942	11,267
	EUR	153	255,341	91,358	75,002	127,310
	Others	388	95,729	83,503	93,260	18,509
			4,847,842	365,717	337,885	2,043,350
Other accounts and notes receivable	US$	325	379,570	6,941	1,568	349,807
	JPY	2,719	34,340	248	-	36,743
	EUR	135	226,127	9,115	5,373	119,607
	Others	160,762	145,263	111	418	5,196
			785,300	16,415	7,359	511,353
Other assets	US$	132	154,004	20,332	937	74,777
	JPY	2	27	11	-	146
	EUR	64	106,860	13,624	532	1,363
	Others	41	495	87	48	870
			261,386	34,054	1,517	77,156
Total assets denominated in foreign currencies			₩ 6,475,332	₩ 416,186	₩ 346,761	₩ 3,661,280

(In millions of Korean won and foreign currencies in thousands)

Account		2009	2009			2008
		Foreign Currencies	Korean won Equivalent	Translation Loss	Translation Gain	Korean won Equivalent
Trade accounts and notes payable	US$	2,573	₩ 3,004,595	₩ 33,500	₩ 63,867	₩ 1,043,583
	JPY	11,668	147,347	25	16,769	212,931
	EUR	1	2,437	-	112	792
	Others	18	14,027	-	319	9,664
			3,168,406	33,525	81,067	1,266,970
Other accounts and notes payable	US$	1,795	2,096,346	115,106	244,606	1,316,449
	JPY	4,533	57,241	6	5,552	66,242
	EUR	262	439,032	-	32,753	378,348
	Others	179	107,278	749	4,553	144,595
			2,699,897	115,861	287,464	1,905,634
Other current liabilities	US$	2,349	2,743,218	175,664	245,050	2,237,723
	JPY	944	11,926	14,602	324	129,574
	EUR	231	386,621	12,340	11,483	115,936
	Others	57,586	80,875	193	2,060	3,743
			3,222,640	202,799	258,917	2,486,976
Long-term other accounts and notes payable	US$	768	896,535	141,242	208,485	318,078
	Others	-	-	-	-	4,608
			896,535	141,242	208,485	322,686
Foreign currency Notes and bonds (including current portions)	US$	86	105,084	347	8,091	119,463
Total liabilities denominated in foreign currencies			₩ 10,092,562	₩ 493,774	₩ 844,024	₩ 6,101,729
Total				₩ 909,960	₩ 1,190,785	

30. Supplementary Information for Computation of Value Added

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for the computation of value added for the years ended December 31, 2009 and 2008, are as follows:

	Cost of Sales		Selling, General and Administrative Expenses		Research and Development Costs	
(In millions of Korean won)	2009	2008	2009	2008	2009	2008
Wages and salaries	₩2,138,923	₩2,151,612	₩ 875,781	₩ 866,227	₩2,198,061	₩1,972,178
Provision for severance benefits	202,625	193,048	103,558	88,954	208,131	181,609
Employee benefits	269,616	317,179	124,536	110,284	211,539	222,285
Rent	26,919	36,693	39,513	27,680	18,820	25,551
Depreciation and amortization	6,700,951	6,729,649	234,511	178,723	662,618	710,812
Taxes and dues	98,891	116,640	61,894	55,133	64,714	65,952

31. Segment Information

The company has following divisions:

- Digital, Medial and Communications ('DMC') - The DMC division is composed of Digital Media and Telecommunications reporting segments, and mainly manufactures and sells handsets, networking system and other consumer electronics (TV, monitor, printer, computer and home appliances).

- Device Solution ('DS') - The DS division is composed of Semiconductor and LCD reporting segments, and manufactures and sells memory, system LSI, TFT LCD and HDD.

- Others – Others primarily represent corporate headquarters, institute of technology, etc.

A summary of financial data by business segment as of and for the years ended December 31, 2009 and 2008, are as follows:

	2009 Summary of Business by Segment						
	DMC			DS			
(In millions of Korean won)	Digital Media	Telecom-munications	Others	Semiconductor	LCD	Others	Others
Sales							
Net sales to external Customers	₩ 13,209,982	₩ 34,295,962	₩396,253	₩ 21,786,154	₩20,036,182	₩ 47,170	₩ 1,131
Inter segment sales	6,048	21,751	105	2,142,879	670,092	30,085	24
	₩ 13,216,030	₩ 34,317,713	₩396,358	₩ 23,929,033	₩20,706,274	₩ 77,255	₩ 1,155
Operating profit (loss)	₩ (10,155)	₩ 2,978,186	₩ (656)	₩ 2,147,123	₩ 1,232,892	₩(2,303)	₩ 3,441
Property, plant and equipment and Intangible assets	₩ 2,087,601	₩ 810,216	₩425,384	₩ 16,596,632	₩ 7,143,773	₩ 40,314	₩2,038,885
Depreciation and amortization	₩ 135,694	₩ 194,865	₩ 28,380	₩ 5,504,748	₩ 1,607,067	₩ 10,560	₩ 116,766

	2008 Summary of Business by Segment						
	DMC			DS			
(In millions of Korean won)	Digital Media	Telecom-munications	Others	Semiconductor	LCD	Others	Others
Sales							
Net sales to external Customers	₩ 9,868,005	₩ 26,717,706	₩ 451,990	₩ 17,663,340	₩18,067,757	₩140,798	₩ 43,395
Inter segment sales	23,431	31,099	1,843	1,575,438	987,865	60,287	33
	₩ 9,891,436	₩ 26,748,805	₩ 453,833	₩ 19,238,778	₩19,055,622	₩201,085	₩ 43,428
Operating profit (loss)	₩ (388,624)	₩ 2,370,699	₩ (14,635)	₩ 132,634	₩ 2,041,499	₩ 11,239	₩ (18,742)
Property, plant and equipment and Intangible assets	₩ 843,817	₩ 1,239,698	₩1,140,498	₩ 17,940,845	₩ 8,403,660	₩ 38,543	₩2,295,821
Depreciation and amortization	₩ 89,092	₩ 250,302	₩ 40,645	₩ 5,455,240	₩ 1,660,254	₩ 9,753	₩ 113,898

A summary of sales information by geographic area for the years ended December 31, 2009 and 2008, are as follows:

	Summary of Sales by Geographic Area					
	South Korea	America	Europe	Asia (excluding South Korea and China)	China	Total
2009	₩14,973,910	₩19,613,585	₩19,298,580	₩ 12,115,395	₩23,771,364	₩89,772,834
2008	₩13,556,738	₩13,678,812	₩15,234,128	₩ 8,732,696	₩21,750,617	₩72,952,991

32. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009	2008
Write-off of accounts receivables and others	₩ 1,762	₩ 2,091
Increase (decrease) in gain on valuation of available-for-sale securities	89,430	(499,982)
Decrease in gain on valuation of available-for-sale securities due to disposal	9,147	3,983
Decrease in loss on valuation of available-for-sale securities due to disposal	-	143
Increase(decrease) in share of equity-method investees' other comprehensive income	(583,621)	2,296,230
Decrease (increase) in share of equity-method investees' other comprehensive loss	38,449	(142,131)
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts	5,070,474	7,998,592
Reclassification of construction-in-progress to other intangible assets	38,155	82,002
Reclassification of construction-in-progress to finance lease receivables	63,692	283,314
Current maturities of other long-term liabilities	1,529,526	184,645
Current maturities of long-term advances received	-	168,650
Current maturities of long-term accrued expenses	321,500	270,702
Current maturities of long-term prepaid expenses	2,269,360	217,755
Decrease in treasury stock due to exercises of stock options	172,874	86,934
Investment in kind	513,772	-

33. Three-Month Period Information

Financial information for the three-month periods ended December 31, 2009 and 2008, is as follows:

(In millions of Korean won, except per share amounts)	Three-Month Period Ended December 31, 2009		Three-Month Period Ended December 31, 2008	
Sales	₩	25,324,974	₩	18,450,377
Operating profit (loss)		2,369,923		(937,129)
Net income (loss)		3,053,737		(22,240)
Basic earnings (loss) per share (in Korean won)		20,622		(153)
Diluted earnings (loss) per share (in Korean won)		20,508		(153)

34. Adoption of International Financial Reporting Standards:

The Company will adopt the International Financial Reporting Standards (IFRS) from the fiscal year 2010 (the date of transition to IFRS: January 1, 2009). The Company's approach to adopt IFRS is illustrated as follows:

(A). Preparation and implementation of IFRS adoption

The Company formed a task force to prepare for its transition from K-GAAP to IFRS. The three phases of the transition for which the IFRS task force performed are as follows:

(1) Analysis and Planning Phase: This phase included a preliminary analysis and impact assessments over the Company's current accounting policies, financial reporting processes, including the determination of the reporting entity, and the IT systems to identify key areas that would be impacted by the transition to IFRS.

(2) Design Phase: This phase included further detailed analysis and employee training on the impact assessments over the Company's current accounting policies, financial information generating process and information systems.

(3) Implementation Phase: This phase included applying and embedding the changes identified above in the Company's operational processes and system. The Company anticipates the completion of this phase enables the Company to provide financial information in accordance with IFRS.

As of the date of the report, all three phases as described above were substantially completed. The Company has been preparing financial statements under IFRS from the date of transition and onwards and expects that financial information for the fiscal year 2010 will be IFRS compliant.

(B) Significant differences in accounting policies

Significant differences between the accounting policies chosen by the Company under IFRS and under current generally accepted accounting principle in Republic of Korean (K-GAAP) are as follows:

(1) First time adoption of IFRS

The Company elected the following exemptions upon the adoption of IFRS in accordance with IFRS 1, *First-time adoption of international financial reporting standards*:

1) Business combination: Past business combinations that occurred before the date of transition to IFRS will not be retrospectively restated under IFRS 3, *Business combinations*.

2) Fair value as deemed cost: The Company elects to measure land at fair value at the date of transition to IFRS and use the fair value as its deemed cost.

3) Cumulative translation differences: All cumulative translation gains and losses arising from foreign subsidiaries and associates as of the date of transition to IFRS are reset to zero.

4) In separate financial statements[1], the Company uses a deemed cost which is its previous GAAP carrying amount at the date of transition to IFRS, in its opening IFRS statement of financial position for investments in subsidiaries, jointly controlled entities or associates.

[1] Separate financial statements are those presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(2) Investment in subsidiaries

The Company applies the equity method to investments in subsidiaries in non-consolidated financial statements in accordance with K-GAAP. In separate financial statements, the Company elected a cost-method to investments in subsidiaries, jointly owned companies and affiliated companies.

(3) Employee benefits

Under the current severance policy under K-GAAP, the Company recorded total estimated amount to be paid upon retirement of all employees whose employment period is longer than one year as of the balance sheet date. However, under IFRS, the present value of the expected payments by a retirement benefit plan may be calculated and reported using actuarial assumptions.

(4) Intangible assets

The Company record expenditures related to research and development activities as expense in accordance with the Company's accounting policy. If such cost around development activities meets certain criteria under IFRS, the cost should be recorded as intangible assets.

(5) Goodwill or bargain purchase acquired by business combinations

Under K-GAAP, the Company amortizes goodwill or recognizes a gain in relation to bargain purchase (negative goodwill [1]) acquired as a result of business combinations on a straight-line method over five years from the year of acquisition. Under IFRS, goodwill is not amortized but reviewed for impairment annually. Bargain purchase is recognized immediately in the income statement.

[1] Negative goodwill under K-GAAP is referred to as bargain purchase under IFRS

(6) Derecognition of financial assets

Under K-GAAP, when the Company transfers financial assets to a financial institution, the Company derecognizes a financial asset as it is considered to have transferred its control over the asset. Under IFRS, if the Company retains risks and rewards of ownership of the asset, the asset should not be derecognized and instead the related cash-in is credited to financial liabilities.

(7) Deferred Tax

Under K-GAAP, deferred tax assets and liabilities are either classified as current or non-current based on the classification of their underlying assets and liabilities. If there are no corresponding assets or liabilities, deferred tax assets and liabilities are classified based on the periods the temporary differences are expected to reverse. Under IFRS, deferred tax assets and liabilities are classified as non-current on the statement of financial position.

In addition, there was a practical difference between IFRS and K-GAAP in terms of recognition of deferred tax assets or liabilities regarding investments in subsidiaries and associates. The Company changes its accounting policy upon adoption of IFRS, and the related deferred tax assets or liabilities are recognized considering probability of reversal according to sources of reversal of the temporary difference.

(C) Changes in scope of consolidation

As of the balance sheet date, changes in the scope of consolidation as a result of adoption of IFRS are narrated as follows:

Changes	Description	Name of Entity
Newly added	Under the former *'Act on External Audit of Stock companies' in Republic of Korea,* companies whose total assets are less than ₩10 billion are not subject to consolidation under K-GAAP, but subject to consolidation under IFRS.	World Cyber Games, Samsung Electronics Soccer Team SEMES America, Samsung Electronics Ukraine, Samsung Electronics Romania, Samsung Electronics Kazakhstan, Samsung Electronics Czech and Slovak s.r.o. Samsung Electronics Levant, Samsung Electronics European Holding, Batino Realty Corporation, Samsung Telecommunications Malaysia, Samsung Electronics Shenzhen, Samsung Electronics China R&D Center, Samsung Electronics Limited, Samsung Electronics Poland Manufacturing, Samsung Telecoms(UK)
Newly added	Under K-GAAP, a union is not regarded as a legal entity and is excluded from scope of consolidation but included in-scope of consolidation under IFRS.	Samsung Venture Capital Union #6, #7 and #14
Excluded	Subject to K-GAAP, entities which the Company owns more than 30% of shares with voting rights are included in scope of consolidation but excluded due to the lack of control under IFRS.	Samsung Card Co., Ltd

(D) The effects of the adoption of IFRS on the statement of financial position and the results of operation

The reconciliation of the effect of the adoption of IFRS on the statement of financial position and the results of operation of the Company has been prepared on a basis of non-consolidated financial statements and is subject to change following the subsequent GAAP difference analysis or amendment of standards.

(1) Adjustments to the balance sheet as of the date of transition, January 1, 2009

(In millions of Korean won)	**Asset**	**Liabilities**	**Equity**
K-GAAP	₩72,519,221	₩14,405,730	₩58,113,491
Adjustments:			
Deemed cost of land as fair value	3,816,293	927,141	2,889,152
Derecognition of financial asset	3,488,144	3,488,144	-
Capitalization of R&D costs	200,478	-	200,478
Pension and compensated absence	-	202,971	(202,971)
Deferred tax assets/liabilities on investments and reclassification current to non-current (*)	(1,366,927)	(1,301,784)	(65,143)
Tax-effect on adjustments	-	13	(13)
Total	6,137,988	3,316,485	2,821,503
IFRS	₩78,657,209	₩17,722,215	₩60,934,994

(*)The adjustment includes the effects of deferred taxes

(2) The effects of the adoption of IFRS on the statement of financial position and the results of operation of the Company as of and for the year ended December 31, 2009

(In millions of Korean won)	**Assets**	**Liabilities**	**Equity**	**Net income in 2009**
K-GAAP	₩86,024,154	₩19,199,443	₩66,824,711	₩ 9,649,487
Adjustments:				
Deemed cost of land as Fair value	3,804,404	924,525	2,879,879	(9,273)
Derecognition of financial asset	3,579,760	3,579,760	-	-
Capitalization of R&D costs	214,451	-	214,451	13,973
Severance pension and compensated absence	-	175,702	(175,702)	27,269
Deferred tax assets/liabilities on investments and reclassification current to non-current (*)	(854,084)	(1,033,936)	179,852	348,908
Cancellation of equity method of accounting	(3,159,331)	-	(3,159,331)	(3,812,843)
Tax-effect on adjustments	-	9,394	(9,394)	(9,381)
Total	3,585,200	3,655,445	(70,245)	(3,441,347)
IFRS	₩89,609,354	₩22,854,888	₩66,754,466	₩ 6,208,140

(*) The adjustment includes the effects of deferred taxes

Report of Independent Accountants'
Review of Internal Accounting Control System

To the President of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying management's report on the operations of the Internal Accounting Control System ("IACS") of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2009. The Company's management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's report on the operations of the IACS and issue a report based on our review. The management's report on the operations of the IACS of the Company states that "based on its assessment of the operations of the IACS as of December 31, 2009, the Company's IACS has been designed and is operating effectively as of December 31, 2009 in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association."

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management's report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company's IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company's IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management's report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company's IACS as of December 31, 2009, and we did not review management's assessment of its IACS subsequent to December 31, 2009. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers
February 17, 2010

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of
Samsung Electronics Co., Ltd.

I, as the Internal Accounting Control Officer ("IACO") of Samsung Electronics Co., Ltd. ("the Company"), assessed the status of the design and operations of the Company's internal accounting control system ("IACS") for the year ended December 31, 2009.

The Company's management including the IACO is responsible for designing and operating the IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause misstatements to the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standards to assess the design and operations of the IACS.

Based on the assessment on the operations of the IACS, in all material respects, the design and operations of the Company's IACS were effective as of December 31, 2009, in accordance with the IACS standards.

January 29, 2010

Yoon, Ju Hwa
Internal Accounting Control System Officer

Choi, Gee-sung
Chief Executive Officer or President


SAMSUNG

삼성전자

RECEIVED
2010 APR 14 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE


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사업연도 2009년 01월 01일 부터
2009년 12월 31일 까지

금융위원회
한국거래소 귀중 2010년 3월 31일

회 사 명 : 삼성전자주식회사

대 표 이 사 : 최 지 성

본 점 소 재 지 : 경기도 수원시 영통구 매탄동 416번지
(전 화) 031-200-1114
(홈페이지) http://www.samsung.com/sec/

작 성 책 임 자 : (직 책) 재경팀장 (성 명) 이 선 종
(전 화) 02-2255-7616

목 차

【 대표이사 등의 확인 】

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 사업보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인·검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 사업보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.

2010. 3. 31

삼성전자 주식회사

대표이사 : 최 지 성 

신고업무 담당이사 : 윤 주 화 

대표이사등의확인서명

I. 회사의 개요

1. 회사의 개요

가. 회사의 법적, 상업적 명칭

당사의 명칭은 삼성전자주식회사이고 영문명은 Samsung Electronics Co. Ltd. 입니다.

나. 설립일자

당사는 1969년 1월 13일에 삼성전자공업주식회사로 설립되었으며, 1975년 6월 11일 기업공개를 실시하였습니다.
당사는 1984년 2월 28일 정기주주총회 결의에 의거하여 상호를 삼성전자공업주식회사에서 삼성전자주식회사로 변경하였습니다.

다. 본사의 주소, 전화번호 및 홈페이지

주소 : 경기도 수원시 영통구 매탄동 416번지
전화번호 : 031-200-1114
홈페이지 : http://www.samsung.com/sec/

라. 중소기업 해당여부

당사는 중소기업기본법 제2조에 의한 중소기업에 해당되지 않습니다.

마. 주요사업의 내용

당사는 크게 디지털 TV를 비롯하여 모니터, 프린터, 에어컨, 냉장고 등 가전 제품을 생산/판매하는 디지털 미디어 사업과 3G폰, 멀티미디어폰 등 휴대폰과 통신시스템을 생산/판매하는 정보통신사업의 DMC(Digital Media & Communication)부문과 메모리 반도체, 시스템 LSI, 스토리지 등의 제품을 생산/판매하고 있는 반도체사업과 TV, 모니터, 노트북 PC의 LCD 디스플레이 패널을 생산/판매하고 있는 LCD사업의 DS(Device Solution) 부문으로 구성되어있는 종합 IT 기업입니다.

[DMC부문]

DMC부문은 2009년 1월 조직개편을 통해 기존의 디지털미디어 총괄과 정보통신 총괄을 통합한 SET(완제품) 사업부문입니다.

DMC부문의 주요 제품은 전세계 시장점유율 1위를 차지하고 있는 TV와 모니터, 프리미엄 브랜드와 차별화된 제품력을 바탕으로 시장 Trend를 선도하는 휴대폰, 차세대 통신 기술의 개발과 표준화 사업을 주도하는 Wibro 네트웍 시스템, 우수한 디자인과 성능으로 국내 시장을 선도하는 PC 및 프리미엄 가전 제품 등이 있습니다.

[DS부문]

DS부문은 2009년 1월 조직개편을 통해 기존의 반도체 총괄과 LCD총괄을 통합한 부품 사업부문입니다.

DS부문의 주요 제품은 뛰어난 원가경쟁력과 제품 기술력을 바탕으로 메모리 시장을 선도하고 있는 DRAM, NAND Flash, MCP 등 메모리 제품, Media Player Chip 등 시스템 LSI 제품, HDD제품 그리고 TV, 모니터, 노트북 PC의 LCD 패널 제품 등이 있습니다.

☞ 사업 부문별 자세한 사항은 Ⅱ. 사업의 내용을 참조하시기 바랍니다.

바. 계열회사에 관한 사항

당사는 독점규제 및 공정거래에 관한 법률상 삼성그룹에 속한 계열회사로서 '09년말 현재 삼성그룹에는 전년말 대비 2개 회사(삼성디지털이미징, 삼성엘이디)가 증가한 64개의 국내 계열회사가 있습니다. 이중 상장사는 당사를 포함하여 총 18개사이며 비상장사는 46개사입니다.

(2009.12.31 현재)

구 분	회사수	회 사 명
상장사	18	삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성디지털이미징, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍
		삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스,

구분	회사수	회 사 명
비상장사	46	삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 월드사이버게임즈, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단, 삼성엘이디
計	64	

※ 2009년 12월말 현재기준, 송도랜드마크시티(유)는 '10. 1. 4日 기업집단 편입으로 未포함

☞ 국내외 계열회사관련 자세한 사항은 VI. 이사회 등 회사의 기관 및 계열회사에 관한 사항의 4. 계열회사 등의 현황을 참조하시기 바랍니다.

사. 신용평가에 관한 사항

2009년 12월 31일 현재 당사는 Moody's로부터 A1, S&P로부터 A의 신용등급을 받고 있으며, 2009년 12월말까지 신용등급의 변동은 없습니다.
Moody's는 2009년 3월 24일 글로벌 경기침체 및 금융시장 경색에 따른 이익률 저하 가능성을 근거로 당사 등급전망(Outlook)을 안정적(Stable)에서 부정적(Negative)으로 변경하였으나, 2009년 10월 27일 경기 및 산업 침체기에도 불구하고 다수의 사업분야에서 예상보다 빠른 수익성 회복 및 M/S 확대를 근거로 등급전망(Outlook)을 다시 부정적(Negative)에서 안정적(Stable)으로 원복시켰습니다.

Moody's의 A1 등급은 '투자적격' 등급으로 총 21개 신용등급 중 상위 5등급에 해당되며, S&P의 A 등급은 '투자적격' 등급으로 총 23개 신용등급 중 상위 6등급에 해당됩니다.

평가일	평가대상 유가증권	평가대상 유가증권의 신용등급	평가회사 (신용평가 등급범위)	평가구분
2006. 1.25	회사채	A	S&P (미국) (AAA ~ D)	수시평가
2005. 7.14	회사채	A1	Moody's (미국) (Aaa ~ C)	수시평가

2. 회사의 연혁

2005.01.04	세계 최대 21인치 TV용 OLED 개발
2005.01.10	세계 최초 8칩 MCP 적층기술 개발
2005.02.17	세계 최초 DDR3 D램 개발
2005.03.07	세계 최대 82인치 TFT-LCD 개발
2005.06.21	세계 최초 90나노 512Mb GDDR3 양산
2005.09.12	세계 최초 50나노 16기가 낸드플래시 개발
2005.09.29	화성 반도체 단지 제2기 본격투자 개시
2005.11.01	탕정 LCD 7-2라인 시생산 성공
2006.03.09	인도 휴대폰 공장 준공
2006.03.10	세계 최초 1,000만 화소폰 개발
2006.04.11	소니와 LCD 8세대 의향서 체결
2006.04.15	美 오스틴 반도체공장 증설
2006.07.14	삼성전자-소니, 8세대 합작계약 체결
2006.07.15	독일 실트로닉社와 웨이퍼 합작사 설립을 위한 지주회사 설립
2007.06.11	러시아 현지 TV공장 건설
2007.08.28	세계 최대 8세대 LCD라인(S-LCD) 양산 출하 개시
2008.11.17	서초사옥 입주
2009.01.21	전사 조직개편
2009.01.23	삼성SDI와 AMOLED 및 중소형 LCD사업 경쟁력 강화를 위한 합작법인 삼성모바일디스플레이 설립
2009.02.04	세계 최초로 40나노급 DDR2 D램 개발
2009.05.28	삼성전기(주)와 LED사업 경쟁력 강화를 위한 합작법인 삼성엘이디 설립
2009.10.30	삼성테크윈(주)에 자원운용 효율화를 위해 감시장비(VSS) 사업 양도 결의(양도일자 2010.01.01)
2009.12.15	삼성디지털이미징 주식회사 흡수합병 결의(합병기일 2010.04.01)
2009.12.17	전사 조직개편(2010.01.01 시행)

(경영진의 중요한 변동)
당사는 2008년 4월 28일 이건희, 이학수 대표이사가 대표이사직을 사임하여
대표이사가 5인에서 3인(윤종용, 이윤우, 최도석)으로 변경되었으며,
2008년 5월 14일 윤종용 대표이사가 대표이사직을 사임하여 대표이사가
2인(이윤우, 최도석)으로 변경되었습니다.

2009년 3월 13일 주주총회를 통해 최지성, 윤주화, 이상훈 3인이 이사로 신규 선임되고, 최도석 이사가 임기만료되어 2009년 12월 31일 현재 당사의 이사회는 사내이사 4인(이윤우, 최지성, 윤주화, 이상훈), 사외이사 5인(이갑현, 윤동민, 이재웅, 요란맘, 박오수)으로 구성되어있습니다.
※ 2010.1.29 이사회 의결에 의거하여 최지성 이사가 대표이사로 신규선임되어 사업보고서 제출일 현재 당사의 대표이사는 2인(이윤우, 최지성) 입니다.
※ 2010.2.22 이상훈 사내이사가 사임하였으며, 주주총회(2010.3.19)를 통해 사외이사 1인(이인호)이 신규 선임되고 사외이사 2인(이갑현, 요란맘)이 임기만료되어 사업보고서 제출일 현재 당사의 이사회는 사내이사 3인(이윤우, 최지성, 윤주화), 사외이사 4인(윤동민, 이재웅, 이인호, 박오수) 으로 구성되어 있습니다.

(그 밖에 경영활동과 관련된 중요한 사항의 발생내용)
당사는 2009년 1월 21일자 조직개편을 통해 4개 사업총괄 체제에서
2개 부문 체제로 변경되었으며, 2009년 12월 조직개편(시행일 2010.1.1일자)을 통해
2개 부문 체제에서 7개 독립사업부 체제로 재편되었습니다.

[2009년 1월 21일자 조직개편]

변경전		변경후
디지털미디어 총괄 정보통신 총괄	] ⇒	DMC부문
반도체 총괄 LCD 총괄	] ⇒	DS부문

[2009년 12월 17일자 조직개편(2010년 1월 1일 시행)]

변경전		변경후
DMC 부문	⇒	영상 디스플레이 사업부 IT 솔루션 사업부 ,생활가전 사업부 무선 사업부, 네트워크 사업부
DS 부문	⇒	반도체 사업부, LCD 사업부

3. 자본금 변동사항

당사는 최근 5년간 자본금 변동현황이 없습니다.

증자(감자)현황 (단위 : 원, 주)

주식발행 (감소)일자	발행(감소) 형태	발행(감소)한 주식의 내용				
		종류	수량	주당 액면가액	주당발행 (감소)가액	비고
-	-	-	-	-	-	-
-	-	-	-	-	-	-

4. 주식의 총수 등

가. 주식의 총수

당사의 정관에 의한 발행할 주식의 총수는 500,000,000주(1주의 금액:5,000원)이며 당기말 현재 회사가 발행한 보통주식 및 우선주식의 수(소각주식수 제외)는 각각 147,299,337주와 22,833,427주입니다. 당사는 현재까지 3차에 걸쳐 기명식보통주식 8,310,000주와 무의결권우선주식 1,060,000주를 이사회결의에 의거 이익으로 소각한 바 있습니다.

당기말 현재 유통주식수는 당사가 보유하고 있는 자기주식 보통주 19,027,950주, 우선주 2,979,693주를 제외한 보통주 128,271,387주, 우선주 19,853,734 주입니다.

나. 자기주식

2009년초부터 당기말까지 취득한 자기주식은 없으며, 스톡옵션 행사에 따라 보통주 자기주식 1,235,479주를 교부하였습니다. 당기말 현재 보유하고 있는 자기주식은 보통주 19,027,950주, 우선주 2,979,693주입니다.

취득방법		주식의 종류	기초	변동			기말	비고
				취득(+)	처분(-)	소각(-)		
직접 취득	법 제165조2에 의한 취득	보통주(주)	20,263,429	-	1,235,479	-	19,027,950	
		우선주(주)	2,979,693	-	-	-	2,979,693	
	법 제165조2 이외의 사유에 의한 취득	보통주(주)	-	-	-	-	-	
		우선주(주)	-	-	-	-	-	
소 계		보통주(주)	20,263,429	-	1,235,479	-	19,027,950	
		우선주(주)	2,979,693	-	-	-	2,979,693	
신탁계약 등을 통한 간접취득		보통주(주)	-	-	-	-	-	
		우선주(주)	-	-	-	-	-	
총 계		보통주(주)	20,263,429	-	1,235,479	-	19,027,950	
		우선주(주)	2,979,693	-	-	-	2,979,693	

다. 보통주외의 주식

당사의 보통주외의 주식으로는 비누적적 무의결권 기명식우선주식이 있습니다. 동 우선주식은 보통주식의 배당보다 액면금액을 기준으로 하여 연 1%의 금전배당을 더 받을 수 있도록 하고 있으며, 당기말 현재 발행주식수는 22,833,427주입니다.

5. 의결권 현황

당사가 발행한 보통주는 147,299,337주이며 정관상 발행할 주식 총수(5억주)의 29.5%에 해당됩니다. 보통주 외에 22,833,427주의 우선주를 발행하였습니다.
이 중 회사가 보유하고 있는 보통주 자기주식 19,027,950주 및 발행된 우선주는 의결권이 없으며, 기타 법률에 의하여 의결권 행사가 제한된 주식(12,506,577주)을 제외할 경우, 의결권 행사 가능 주식수는 115,764,810주입니다.

[2009. 12. 31 현재]
- 임원의 선임 또는 해임, 정관변경, 합병· 영업양도 관련 안건을 제외한 안건기준 (단위 : 주)

구 분		주식수	비고
발행주식총수(A)	보통주	147,299,337	
	우선주	22,833,427	
의결권없는 주식수(B)	보통주	19,027,950	상법 제369조 2항 자기주식
	우선주	22,833,427	상법 제370조 우선주식 (자기주식은 2,979,693주)
기타 법률에 의하여 의결권 행사가 제한된 주식수(C)	보통주	12,506,577	독점규제 및 공정거래에관한 법률상의 제한 [삼성생명 10,622,814주 삼성화재 1,856,370주] 보험업법상의 제한 [삼성생명 특별계정 27,393주]
	우선주	-	
의결권이 부활된 주식수(D)	보통주	-	
	우선주	-	
의결권을 행사할 수 있는 주식수 (E=A-B-C+D)	보통주	115,764,810	
	우선주	-	

※ "기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의 제한 주식수 12,479,184주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주)중 일부는 임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

6. 배당에 관한 사항 등

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게 환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다. 현금배당 및 자사주의 매입 규모는 당사 재무정책의 우선 순위, 즉 미래 전략 사업을 위한 투자와 적정수준의 현금 확보 원칙을 우선적으로 달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

[최근 3사업연도 배당에 관한 사항]

구 분	제41기	제40기	제39기
주당액면가액 (원)	5,000	5,000	5,000
당기순이익 (백만원)	9,649,487	5,525,904	7,425,016

구 분		제41기	제40기	제39기
주당순이익 (원)		65,499	37,684	49,532
현금배당금총액 (백만원)		1,185,438	808,852	1,171,135
주식배당금총액 (백만원)		-	-	-
현금배당성향 (%)		12.28	14.64	15.77
현금배당수익률 (%)	보통주	1.02	1.18	1.41
	우선주	1.57	1.99	1.89
주식배당수익률 (%)	보통주	-	-	-
	우선주	-	-	-
주당 현금배당금 (원)	보통주	8,000	5,500	8,000
	우선주	8,050	5,550	8,050
주당 주식배당 (주)	보통주	-	-	-
	우선주	-	-	-

※ 2009년 중간배당 : 73,507백만원(주당 500원)

※ 주당순이익은 기본주당 순이익입니다.

II. 사업의 내용

1. 사업의 개요

가. 사업부문별 현황

당사는 크게 디지털 TV를 비롯하여 모니터, 프린터, 에어컨, 냉장고 등 가전 제품을 생산/판매하는 디지털미디어사업과 3G폰, 멀티미디어폰 등 휴대폰과 정보통신 시스템을 생산/판매하는 정보통신사업의 DMC(Digital Media & Communication)부문과 메모리 반도체, 시스템 LSI, 스토리지 등의 제품을 생산/판매하고 있는 반도체사업과 TV, 모니터, 노트북 PC의 LCD 디스플레이 패널을 생산/판매하고 있는 LCD사업의 DS(Device Solution) 부문으로 구성되어 있는 종합 IT 기업입니다.

[사업부문별 주요 제품]

부문	영업부문	주요 제품
DMC부문	디지털미디어 영업부문	CTV, 모니터, 프린터, 에어컨, 냉장고, 세탁기 등
	통신 영업부문	휴대폰, 네트웍 시스템, 컴퓨터 등
DS부문	반도체 영업부문	Memory, System LSI, HDD 등
	LCD 영업부문	TFT-LCD

[DMC부문]

- 디지털미디어 영업부문

(산업의 특성 등)

디지털미디어산업중 TV산업은 1926년 흑백 TV 개발, 1954년 RCA社가 Color TV(21")를 양산/판매를 시작한 이래로 트리니트론 브라운관(67년), 완전평면 브라운관 (96년) 개발 등 기술적으로 발전을 거듭해 왔으나, 주요 국가 보급률이 90%를 넘어서면서 성장은 정체되었습니다. 그러나 하드웨어 측면에서의 Flat Panel TV(LCD, PDP) 출시, 소프트웨어 측면에서의 디지털 방송 확산(英/美 1998년~)을 통해 TV 시장은 또 다시 강력한 성장 모멘텀을 되찾았습니다.

특히 FP-TV는 화질/디자인 등 제품 성능의 향상과 급속한 Set가격 하락으로 인해 2004년~2009년 연평균 82%(2009.4Q Display Search, 수량기준) 수준의 폭발적 성장을 지속하며 기존의 CRT 시장을 대체해 나가고 있습니다. 2009년 전체 TV 수요는 전년비 1.4% 하락한 2억 475만대로 예상되나 제품별로는 LCD-TV는 전년비 32% 상승한 1억 4,050만대, PDP-TV는 전년비 3.3% 하락한 1,392만대로 예상됩니다. (출처 : 2009.4Q Display Search) 특히, 2009년에는 초슬림/친환경의 장점을 가지고 있는 LED TV 가 새롭게 출시, High-end급 모델을 원하는 사용자 대상의 新 시장이 창출 되고 있습니다.

TV는 계절성에 큰 영향을 받는 사업입니다. 지역별로 보면 歐美시장의 경우 최대 성수기는 年末 holiday Season이고, 중국은 노동절과 춘절 등이 성수기입니다.

생활가전 사업은 지역별 생활문화 특성상 강한 로컬기업이 존재하고 품목별 제품 특성과 지역별로 중요시 하는 기능이 다양한 특성이 있습니다. 또한 교체주기가 길고, 원자재가 많이 소요되고, 설비투자비용이 높은 편이나 의식주와 밀접한 제품으로 안정적으로 시장이 성장하고 판가하락이 심하지 않은 특징이 있습니다. 계절적 요인으로는 에어컨의 경우 하절기 (2분기) 시장수요가 높아지는 특성이 있습니다.

프린터는 전자, 기계, 광학, 화학 等 여러분야 기술이 집약된 첨단제품으로서 특허 등의 진입장벽이 높아 HP, Canon을 中心으로 하는 소수의 일본, 미국 업체들이 주도하고 있는 산업입니다. 소모품이 전체시장의 50%를 상회하는 After-Market 중심사업으로서 소모품에 의한 높은 마진 구조로 인해 업계 평균 영업이익률이 높은 高수익 사업모델입니다. 프린터 사업은 기술의 진보와 Convergence의 진행으로 잉크젯 방식 → 레이저방식, 모노 → 컬러, 프린터 → 복합기, 유선 → 무선으로 전환이 이루어지고 있으며, 향후 모노 레이저는 시장축소가 예상되고, 컬러 레이저는 성장이 예상됩니다.

(국내외 시장여건 등)

TV시장의 Mega Trend인 대형化/고화질化가 Device間, 업체間의 경쟁 격화에 따라 더욱 빠른 속도로 진행되고 있으며 이에 따라, 제품力과 브랜드파워를 앞세운 Major 업체의 시장점유율이 점차 높아지는 추세입니다. FPTV 시장은 선진시장 중심으로 성장해 왔으나, 向後 BRICS 等 성장시장의 본격적 수요 증가세가 기대되며, 특히 중

국은 2009.2月 '가전하향'정책(中 정부의 농민 가전제품 구매 보조금 지원 정책)으로 인해 이같은 증가세는 가속화될 것으로 전망됩니다. 또한 최근 고화질 및 슬림에 대한 소비자 Needs가 높아짐에 따라 친환경 소재인 LED BLU(Back Light Unit)를 적용하여 TV의 밝기와 명암비를 높이고 소비전력을 낮춘 LED TV 판매가 증가할 것으로 예상됩니다.

생활가전 사업은 美國 시장의 경우 지난 11月 제품 출하량이 4.4백만대로 前年比 5.6% 증가하는 等 선진시장도 수요회복이 진행되고 있고, 개도국 시장의 경우에도 소득수준이 향상되며 프리미엄 제품시장이 빠르게 확대되고 있습니다.(출처 : Association of Home Appliance Manufacturers)

제품측면에서 유럽의 에너지 평가조건 강화 및 A등급 미달제품 판매금지 계획(2011年~)과 같은 에너지 규제 강화로 親환경/節電 기술의 중요성이 증가하고 있고, 한국, 일본 等 강한 로컬업체의 Global 공략 확대로 경쟁이 深化되면서 디자인/기술/제품의 발전속도가 빨라지고, 시장에 빠르게 공급하고 대응할 수 있는 현지거점 운영체제의 중요성이 높아지고 있습니다.

디지털 제품 전반에서 他제품군 대비 급격한 가격 하락이 일어나는 것처럼 프린터 제품군에서도 가격 下落은 지속적으로 나타나고 있으며 이는 After-Market의 특성상 주요 수익원인 소모품의 매출을 높이기 위한 업체간 과다 경쟁에서 비롯되고 있습니다. 모노 레이저 프린터와 같은 완숙기의 시장은 M/S수성을 위한 지속적인 가격 하락이 이루어진 상태이며, 컬러 레이저 프린터/복합기와 같은 성장기의 제품은 시장 先占을 위한 경쟁으로 큰 폭의 가격 하락이 이루어져 왔습니다. 하지만 최근의 경제위기에 따라 프린터 회사들은 보수적 경영전략으로 제품 판가 경쟁을 지양하여 B2C 시장에서는 세트가격을 유지하고 소모품 판가를 높여 수익 확보에 노력하는 한편 수익성이 높은 B2B시장에서는 Total Printing 관리 시스템인 MPS(Managed Print Service: 출력 관리 서비스)의 중요성을 인지하여 MPS시장 선점을 위해 필요한 Solution을 구축하기 위해 Consulting Provider에 필요한 모든 역량을 집중하고 있습니다.

<디지털미디어 영업부문 주요제품 시장점유율 추이>

제 품	2009년	2008년	2007년	비 고
컬러 TV	54.5%	51.4%	51.6%	국내시장점유율(GfK)
냉장고	44.2%	44.4%	44.1%	국내시장점유율(GfK)
세탁기	43.6%	41.9%	45.0%	국내시장점유율(GfK)
모니터	46.0%	44.6%	42.7%	국내시장점유율(IDC)
프린터	27.1%	30.7%	27.4%	국내시장점유율(IDC)

※ 시장점유율은 객관성제고를 위해 외부조사기관(GfK, IDC Korea)의 자료를 활용하였습니다.
- 컬러TV, 냉장고, 세탁기 : GfK ('07년부터 적용)
- 모니터, 프린터 : IDC Korea

(영업의 개황 등)

TV사업은 대형 주요 패널 업체의 8세대 LCD 라인 본격 가동으로 인해 시장내 46"/52" 등 대형 LCD 패널 가용성(Availability)이 증가하고, 40" 이상 대형 시장에서 LCD-PDP間, LCD업체間 경쟁이 치열해졌습니다. 기존의 성능, 가격 外에 '디자인'이 FP-TV의 新경쟁요소로 출현하였고, Slim과 친환경이 또다른 차별화 요소로 부각되고 있습니다. Vizio 등 2nd/Non-brand 업체가 북미를 중심으로 급격한 성장을 보이기도 하였으나 전반적인 FPTV 가격하락에 따른 가격 Gap 축소에 따라 2nd/Non-brand의 시장 위상이 약화되고 있습니다.

당사는 LCD, PDP 등 FP-TV, DLP TV, 직시형 등 다양한 포트폴리오로 시장 요구에 대응하고 있고, 2006년부터 2009년까지 4년 연속으로 Sony, Philips 등을 제치고 TV 全體, FP-TV, LCD-TV 세계 1位(2009년 연간 누계 基準 ('09.4Q Display Search))를 차지하였습니다. 2009년에는 세계 최초로 LED TV(LED BLU, 초슬림/초경량화, 친환경)를 신규 category로 분리하여 출시, 기존 TV와 차별화 되는 제품으로 업계를 Leading하고 있습니다.

생활가전사업은 국내시장의 경우, 지펠만의 수분케어 독립냉각 기술과 국내 최저 소비전력을 구현한 제품 출시를 통해 냉장고 M/S 1位를 확고히 유지하고 있으며, 세탁기는 헹굼능력을 강화하고 옷감을 부드럽게 유지하는 버블 세탁기와 같은 차별화 제품을 지속 출시하여 국가고객만족지수(NCSI)에서 생활가전제품 최초로 6년연속 1위를 차지하는 等 고객에게 인정받는 브랜드로 자리잡고 있습니다.
海外시장에서도 브랜드 이미지를 강화하며 프리미엄 제품의 지속적인 출시와 주요

유통에서의 판매 경쟁력 강화를 통해 시장 지배력을 확대하고 있습니다.

프린터사업은 글로벌 경기침체 등의 악재를 이겨내기 위해 혁신적 제품 출시와 마케팅력 강화를 통해 자가 Set와 소모품 매출을 확대하여 지속적인 성장 기조를 유지하기 위해 노력하고 있습니다. 최근에는 새로운 유통망 개척, 제품경쟁력 강화로 선진업체와의 M/S격차를 지속적으로 줄이고 있고 B2B 시장 선점을 위한 Printing Solution 개발에도 힘쓰고 있습니다. 계속된 판가 하락으로 손익에 부정적인 영향을 주었던 보급형 제품군은 기술력 강화, 원가 경쟁력, 디자인 경쟁력 확보를 통해 판가 인상으로 수익을 극대화할 것이며 기업 고객 채널 개척을 통해 부가가치가 높은 중고속기 제품군의 매출성장을 이루고 연계 서비스 수익 창출을 위한 다양한 전략을 전개하고 있습니다.

- 통신 영업부문

(산업의 특성 등)

휴대폰은 가장 개인화된 전자기기의 하나로 2009년 전세계 약 33억명의 사용자들이 이용, 보급율이 50%에 도달할 전망입니다.(출처 : Strategy Analytics) 휴대폰 산업은 1980년대 초 1세대 아날로그 방식으로 시작하여 2세대 디지털 방식을 거쳐, 현재 멀티미디어 데이터의 고속전송이 가능한 3세대 이동통신의 시대가 본격화 되고 있으며, 2010년에는 대용량 데이터의 초고속 전송이 가능한 4세대 이동통신기술이 탑재된 휴대폰이 선보이기 시작할 것으로 예상됩니다. 최근에는 모바일 컨버전스 시대의 도래에 따라, 휴대폰이 MP3, Camera, TV 및 PC 등 다양한 기기의 기능들을 흡수하여, 단순 통화의 영역을 뛰어 넘는 복합기기로 발전해 가면서 끊임없이 신규 수요를 창출해 내고 있습니다. 특히, Mobile Internet 시대를 맞이하여 3세대 이동통신의 확산과 휴대폰 기능의 PC 영역으로의 확장 추세에 따라, PC 수준의 성능과 기능을 갖춘 스마트폰이 주목을 받고 있습니다. 또한 휴대폰의 멀티미디어와 인터넷 기능 강화로 컨텐츠 및 소프트웨어의 중요성이 높아지고 있는 바, 주요 휴대폰 업체들이 각자 독자적인 컨텐츠 및 어플리케이션 사업을 진행중이거나 준비중입니다.

네트워크 사업은 이동통신, 홈 네트워크, 엔터프라이즈 네트워크 등 정보통신 부문에 걸친 토탈 시스템 제공을 통해 언제, 어디서나 통신이 가능한 유비쿼터스 통신 환경을 구현하고 있습니다.

이동통신 사업은 통신사업자와의 장기적인 사업 관계와 대규모의 R&D 투자 필요하며, 기술 진화에 따른 제품 적기 개발 등 산업의 진입장벽이 높고, 시장참여자가 제한된 사업입니다. 또한 정부 정책 및 표준 등에 영향을 받습니다.

(국내외 시장여건 등)

2009년의 경우 2008년에 발생한 미국發 금융위기의 여파로 휴대폰 시장이 전년比 약 10%의 逆성장을 보여 11억대 수준에 그쳤습니다. 특히, CIS를 포함한 서유럽 시장, 중남미, 중아 等 지역에서는 큰 폭의 시장 수요 감소가 있었습니다.
2010년 휴대폰 수요는 2009년의 최악의 상황을 지나 다소 회복되어 12억대 이상으로 성장 할 것으로 전망하고 있습니다. 북미, 유럽 等 선진 시장은 HSDPA와 같은 3세대 휴대폰과 스마트폰, 터치스크린폰 등이 시장을 주도하며 성장할 것으로 예상됩니다.
신흥시장은 중남미, CIS 等 2009년 크게 逆성장하였던 지역의 수요도 다소 회복되고 중국, 아주, 중아 등에서도 완만한 수요 성장이 예상됩니다.

모바일 와이맥스는 미국, 일본 등 통신 선진시장을 비롯하여 러시아, 중동· 아프리카, 중남미 등 이머징 마켓으로 사업 영역이 확대되고 있습니다. 데이터 사용량의 증가에 따른 무선 데이터망에 대한 수요가 높아짐에 따라 본격적인 성장을 시작하면서 앞으로 2015년까지 연평균 25.8%의 높은 성장률을 기록할 것으로 전망 됩니다.(출처 : ABIResearch '09.1Q)
국내의 경우 스마트폰 보급 확대와 정부의 무선 데이터 시장 활성화 정책에 힘입어 통신 사업자들의 모바일 와이맥스 전국망 구축을 위한 투자가 예상됩니다. CDMA는 시장 포화 및 4세대 기술 진화 방안 부재로 점진적 축소가 예상되고, WCDMA 시장은 기존 HSDPA 보완 투자 등으로 성장은 지속하나, 유럽 지역 경기불안 등으로 성장률은 둔화될 것으로 예상 됩니다.

<통신 영업부문 주요제품 시장점유율 추이>

제 품	2009년	2008년	2007년	비 고
휴대폰	50.8%	50.2%	50.0%	국내시장점유율(당사추정)
P C	42.0%	39.8%	38.4%	국내시장점유율(Gartner)

※ 시장점유율은 객관성제고를 위해 외부조사기관(Gartner)의 자료를 활용하였으며,
객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용하였습니다.

(영업의 개황 등)
경기 침체로 시장 수요가 감소한 상황에도 불구하고 휴대폰 사업의 실적은 선전하였습니다. 연간 227백만대(Global기준)이상 판매로 전년 대비 16% 이상 성장하는 등 판매량이 호조를 보이고 있습니다. 매출 또한 전년 대비 큰 폭으로 성장하였으며, 이익률 또한 두자리 수준을 달성하였습니다.(Global기준)

당사는 2009년의 성장기조를 2010년에도 유지해 나가기 위해 소비자 인사이트에 기반한 제품 차별화, 지속적인 사업자 협력 강화 그리고 당사의 브랜드 경쟁력을 지속적으로 높혀 나가겠습니다. 선진시장에서는 터치스크린폰, AMOLED폰 등에서 쌓은 당사의 리더십을 더욱 확고히 하겠습니다. 스마트폰도 다양한 OS 지원 및 시장 특성과 사업자와의 협력을 통해 고객 요구에 맞는 서비스/컨텐츠 제공, 차별화된 UX/외관 디자인等으로 스마트폰 시장에 적극 대응해 나가겠습니다.

네트웍 시스템 사업中 이동통신 사업은 국내 주도로 개발한 모바일 와이맥스 사업을 중심으로 지속적인 성장세를 이어갈 계획입니다. 해외의 경우, 2008년 상용 서비스를 시작한 미국, 러시아, 2009년 7월 상용 서비스를 시작한 일본이 서비스 지역을 전국으로 확대하며, 당사 모바일 와이맥스 사업 규모도 지속적으로 늘어나고 있습니다. 또한 말레이시아, 대만, 사우디아라비아, 이란 등에서도 본격적인 상용 서비스 도입을 앞두고 있습니다. 국내에서도 주파수 복수 표준이 도입되고, 신규사업자의 시장 진입이 예상되어 모바일 와이맥스 시장이 더욱 활성화될 것으로 전망되며, 당사는 사업자와 긴밀히 협력하여 적극 대응할 계획입니다.

[DS부문]

- 반도체 영업부문

(산업의 특성 등)
반도체는 일반적으로 크게 정보를 저장하고 기억하는 메모리 반도체와 암산과 추론

등 논리적인 정보처리 기능을 하는 System LSI(비메모리 반도체)로 구분됩니다.
메모리 반도체는 크게 읽고(Read) 쓸 수 (Write)있는 램(RAM)제품과 읽기만 할 수 있는 롬(ROM)제품으로 구분됩니다. 램(RAM)은 전원이 꺼지면 기억된 내용은 지워져 버리기 때문에 휘발성메모리(Volatile Memory)라고 하며 컴퓨터의 주기억장치, 응용 프로그램의 일시적 로딩(loading), 데이터의 일시적 저장 등에 사용됩니다.

System LSI 제품은 응용처 등에 따라 종류가 다양하며 가장 규모가 큰 것이 PC 및 서버 등의 중앙처리장치인 CPU(Central Processing Unit)이고 가전,통신 및 네트웍, 게임 등 다양한 분야에 적용되고 있습니다. 당사는 디지털TV, DVD기기, MP3 등의 Media用 제품과 카메라폰用 이미지 센서, 스마트폰用 Mobile CPU, 기타 주문형 반도체 등을 공급하고 있습니다.

반도체 시장은 전통적으로 세계 경제와 연동하면서 주기적으로 호황과 불황을 반복하는 경향을 보여 왔으며, 특히 메모리 공급업체의 선단공정 도입 및 투자 확대에 따른 공급 증가는 수급 불균형을 야기하였습니다. 그러나 최근에는 Non-PC, 모바일폰 및 기타 Digital Consumer 등 전반적인 응용 시장의 확대와 전자제품에서 차지하는 반도체 비중이 지속 증대되고 있어 예전과 같은 시장 수급의 변동성은 점차 줄어들 것으로 전망되고 있습니다.

(국내외 시장여건 등)

2009年 반도체 시장은 수요 측면에서 상반기의 세계 경기 회복 지연으로 수요 회복이 미미했으나 하반기로 들어서며 세계 각국의 내수 부양에 따른 글로벌 경기 회복으로 수요 증가세가 가시화되었으며 공급 측면에서는 독일 키몬다의 파산 및 경쟁사의 가동율 회복지연으로 업계 공급이 제한적으로 이루어져 판가가 상승한 한 해였습니다.
2010年은 경쟁사의 가동율 증가 및 공정 전환에 따른 공급 증가가 전망되나, PC 및 휴대전화 수요 강세가 지속되어 판가는 안정화될 것으로 예상됩니다.
DRAM의 경우 Note-PC 업체의 DDR3 채용 증가 및 Server向 수요 확대로 출하량이 증가할 것으로 전망되고, NAND는 스마트폰의 급성장에 따른 고용량 채용 증가 및 Tablet PC 等 신규 Application 출시로 수요가 증가할 것으로 예상됩니다. 그러나, 시황 호전에 따른 경쟁업체들의 투자 확대 전망으로 수급 악화 및 경쟁 심화에 대한 우려는 상존합니다.

<반도체 영업부문 주요제품 시장점유율 추이>

제 품	2009년	2008년	2007년	비 고
DRAM	34.0%	30.1%	27.8%	세계시장 점유율(당사추정)

(영업의 개황 등)

당사는 메모리 DRAM 공정에서는 50나노級 공정 中心에서 40나노級 以下, NAND FLASH 공정에서는 40나노級 공정 비중을 축소하고 30나노級 以下 공정으로 전환을 가속화하고 있습니다. 또한 제품에서는 DDR2에서 DDR3로의 전환을 가속화하고 있으며 Brand Card, SSD(Solid State Disk) 等과 같은 차세대 성장동력에도 총력을 기울이고 있습니다. DRAM에서 Server 및 Note PC向 DDR3 위주의 Premium 시장 공략에 집중하고, NAND에서는 Embedded向 고용량 제품 판매를 강화하고 있습니다. 향후 공정 전환 가속화를 기반으로 원가경쟁력을 제고하여 시장지배력을 지속 확대시켜 나갈 것입니다.

System LSI 사업도 전체적인 시황 개선은 어려울 것으로 예상되지만, 일류화 제품 개발 및 원가 경쟁력 확보로 수익성을 향상할 것입니다. 차세대 주력제품인 Image Sensor의 지속적인 성장과 함께 최첨단 공정기술(65/45나노)을 이용한 Foundry 시장 공략에 가속도를 붙이고 있습니다.

- LCD 영업부문

(산업의 특성 등)

TFT-LCD(Thin film Transistor Liquid Crystal Display)는 액정을 이용한 화면표시장치로서, 전기 소비량이 적고 가볍고 얇으면서도 높은 해상도를 구현할 수 있어, 휴대성이 강조되는 휴대폰, MP3와 같은 제품에서부터 높은 해상도와 밝기를 요구하는 대형 TV까지 응용처가 매우 다양합니다. 단점으로 지적되어 왔던 시야각 및 잔상 문제도 혁신적으로 개선되었고, 우수한 제품 특성과 탁월한 원가경쟁력에 힘입어 다른 경쟁 Device를 제치고 평판 디스플레이 산업을 석권하였습니다.

대형 TFT-LCD산업은 노트북을 시작으로 모니터, TV 순서로 시장이 급속히 성장하여 왔으나, 모니터용에서 CRT를 거의 100% 대체하였고 선진 시장의 LCD-TV 보급률도 높아짐에 따라 성장률의 둔화가 예상되고 있으나, 중국을 중심으로 신흥시장의 TV 시장을 중심으로 수요가 급속히 확대되고 있습니다.

대형 TFT-LCD 시장은 주기적인 수요와 공급의 불일치로 수급 변동 사이클(Crystal Cycle)이 발생하여 호황과 불황이 반복되는 모습을 보여 왔습니다. 상반기보다는 하반기에 수요가 집중되는 계절적 경기사이클(Seasonality)도 TFT-LCD 산업의 과거 중요한 특징이라 할 수 있겠으나, 최근에는 중국 시장의 폭발적 성장으로 상반기 비수기, 하반기 성수기의 패턴이 많이 희석되어 가는 양상입니다.

(국내외 시장여건 등)

2009년 세계경제 충격에 따른 수요위축으로, 1분기에 패널업체의 가동률이 크게 떨어지고 수익성이 급격히 악화되었으나, 하반기에는 경기 회복세와 더불어 중국을 중심으로 한 신흥시장의 TV 수요 강세 및 관련 부품 부족으로 인한 패널업체의 가동율 회복 지연 등 공급 부족이 전개되며 수익성이 증가하였습니다. 2010년은 경기 침체로 위축되었던 IT관련 기업수요가 되살아 나고 일반 수요도 확대가 예상되며, 동계올림픽과 월드컵 특수가 맞물려 LED TV 및 3D TV도 본격적으로 성장할 것으로 전망되어 짐에 따라, 2009년 하반기부터의 호황이 지속될 것으로 보이나, 2010년 하반기에는 패널업체의 공급 능력확대에 따른 시황 변동 요인이 있을 것으로 예상됩니다.

<LCD 영업부문 주요제품 시장점유율 추이>

제 품	2009년	2008년	2007년	비 고
TFT-LCD	24.5%	21.9%	20.0%	세계시장 점유율(DisplaySearch)

※ 시장점유율은 객관성제고를 위해 외부조사기관(DisplaySearch)의 자료를 활용하였으며, 객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용하였습니다.

(영업의 개황 등)

2009년 TFT-LCD 시장에서는 상위 업체와 하위 업체간의 경쟁력 격차가 확대되어

상위 업체는 조기에 흑자 전환 및 수익성을 회복한 반면 하위 업체는 큰 폭의 적자를 기록하고 수익성 회복도 지연되는 양상을 보이고 있습니다. 향후에도 시장 성장 정체가 예상되는 만큼 이런 업체간 양극화 현상은 더욱 심하여 질 것으로 예상됩니다. 당사는 2009년 상반기의 불황을 겪으면서 안정적인 SCM, 거래선 구조 및 원가경쟁력의 우위를 바탕으로 상대적으로 안정된 가동률 및 수익력을 시현하여 대만업체와의 격차를 더욱 크게 확대할 수 있었습니다.

당사는 이러한 시장 변화 추세에 부응하여, 대형 TV 패널 시장을 주도하며 지속적인 성장과 함께 고부가 제품(LED, 3D) 비중 확대를 통해 시장 지배력을 더욱 공고히 하도록 하겠으며, 내부 효율 극대화를 통해 TV시장에서의 경쟁력을 강화하는 한편, 중국 현지 세트업체와의 협력을 지속 확대하여 빠르게 성장하는 중국 LCD 시장의 주도권을 강화하도록 하겠습니다.
당사는 수요자 중심의 Global SCM 구축 및 제조 경쟁력의 우위에 바탕을 둔 원가경쟁력을 지속 강화하여, 절대 경쟁력을 확보할 수 있도록 체질 개선에 노력을 할 예정이며, 이를 바탕으로 시장의 다양한 요구에 대응하는 고객중심의 마케팅 전략을 통하여 시장을 주도해 나갈 계획입니다.

나. 사업부문별 요약 재무현황

[단위 : 백만원]

부문	영업부문	구 분	제41기		제40기		제39기	
			금액	비중	금액	비중	금액	비중
DMC 부문	디지털 미디어	외부매출액	13,209,982	14.7%	9,868,005	13.5%	8,212,788	13.0%
		내부매출액	6,048	0.2%	23,431	0.9%	20,425	0.8%
		매출액 계	13,216,030	14.3%	9,891,436	13.1%	8,233,214	12.5%
		영업이익	△10,155	-	△388,624	-	△405,479	-
		총자산	14,570,240	16.9%	10,875,125	15.0%	8,958,692	13.7%
		감가상각비	135,694	1.8%	89,092	1.2%	85,574	1.2%
	통신	외부매출액	34,295,962	38.2%	26,717,706	36.6%	21,061,589	33.3%
		내부매출액	21,751	0.8%	31,099	1.2%	28,587	1.1%
		매출액 계	34,317,713	37.0%	26,748,805	35.4%	21,090,176	32.0%
		영업이익	2,978,186	-	2,370,699	-	2,158,871	-
		총자산	20,699,462	24.1%	15,574,719	21.5%	11,602,012	17.8%
		감가상각비	194,865	2.6%	250,302	3.3%	258,884	3.7%
	계	외부매출액	47,902,197	53.4%	37,037,701	50.8%	29,702,208	47.0%
		내부매출액	27,904	1.0%	56,373	2.1%	49,012	1.8%
		매출액 계	47,930,101	51.7%	37,094,074	49.0%	29,751,220	45.2%
		영업이익	2,967,374	-	1,967,440	-	1,760,204	-
		총자산	38,542,897	44.8%	28,443,632	39.2%	22,299,793	34.2%
		감가상각비	358,939	4.7%	380,039	5.0%	385,159	5.5%
DS 부문	반도체	외부매출액	21,786,154	24.3%	17,663,340	24.2%	18,663,154	29.5%
		내부매출액	2,142,879	74.6%	1,575,438	58.8%	1,513,931	57.0%
		매출액 계	23,929,033	25.8%	19,238,778	25.4%	20,177,085	30.6%
		영업이익	2,147,123	-	132,634	-	2,209,295	-
		총자산	32,081,295	37.3%	28,541,549	39.4%	28,017,598	43.0%
		감가상각비	5,504,748	72.4%	5,455,240	71.6%	4,951,867	70.2%
	LCD	외부매출액	20,036,182	22.3%	18,067,757	24.8%	14,660,439	23.2%
		내부매출액	670,092	23.3%	987,865	36.9%	973,782	36.7%
		매출액 계	20,706,274	22.4%	19,055,622	25.2%	15,634,220	23.7%
		영업이익	1,232,892	-	2,041,499	-	1,952,787	-
		총자산	11,558,403	13.4%	13,166,927	18.2%	10,811,782	16.6%
		감가상각비	1,607,067	21.2%	1,660,254	21.8%	1,601,150	22.7%
	계	외부매출액	41,869,506	46.6%	35,871,896	49.2%	33,399,045	52.9%
		내부매출액	2,843,056	99.0%	2,623,590	97.9%	2,605,696	98.2%
		매출액 계	44,712,561	48.3%	38,495,485	50.9%	36,004,741	54.7%
		영업이익	3,377,711	-	2,185,372	-	4,171,831	-
		총자산	43,765,060	50.9%	41,836,443	57.7%	38,964,902	59.7%
		감가상각비	7,122,375	93.7%	7,125,248	93.5%	6,563,389	93.0%

※ 사업부문구분은 제41기 기준으로 40기 및 39기를 재작성하였습니다. [Δ 는 부(-)의 수치임]

2009년 당사매출은 외부매출액기준 89조 7,728억이며, 디지털미디어 영업부문이 13조 2,100억(14.7%), 통신 영업부문이 34조 2,960억(38.2%) 등 DMC부문이 약 53.4% 수준이며, 반도체 영업부문이 21조 7,862억(24.3%), LCD 영업부문이 20조 362억(22.3%) 등 DS부문이 약 46.6% 수준입니다.
영업이익은 HHP등의 판매호조에 따라 통신 영업부문이 2조 9,782억 등 DMC부문이 2조 9,674억 이익을 달성하였고, DS부문도 메모리 및 LCD의 판매가격 상승 및 물량 증가 등의 영향으로 3조 3,777억 이익을 달성하였습니다.

■ 공통 판매비와 관리비 및 자산의 합리적 배부기준 적용

1) 공통 판매비와 관리비의 경우 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제품/모델부문에 직접 귀속시키고 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비 등)에 의거 적절히 배부하고 있습니다.
2) 공통자산의 경우 직접귀속이 가능한 자산(재고자산, 고정자산,투자자산등)은 해당부서에 직접 귀속되나, 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은 배부기준(매출액비, 인원수비 등)에 의거 각 부문에 배부하고 있습니다.

다. 신규사업에 관한 내용

당사는 미래 신성장 동력으로 태양전지 셀/모듈 제조 및 판매 사업을 검토하고 있습니다. 태양광 발전은 2050년 이내에 전체 전력 발전량의 25%를 담당하는 주요 에너지원으로 거대시장을 형성할 것으로 전망되고 있습니다. (출처: Credit Suisse, 2008)
탄소배출권, Smart Grid 등 미래형 산업으로 연관 다각화가 가능하며 태양광 에너지 관련 기술 보유時, 친환경/에너지/고효율의 미래사회 대응이 유리하고 경제적 파급효과가 매우 큽니다. 태양전지 모듈시장은 2013년까지 年평균 14% 성장을 지속하며 2013년 183억불, 2020년 453억불 규모의 대형시장을 형성할 전망입니다.(출처 : Greentech Media, 2009)
당사는 현재 셀/모듈 제조 및 판매 사업의 사업/기술 리더십을 확보하기 위하여 사업계획을 수립 중에 있으며, 1차로 100MW級 결정계 태양전지 셀 제조라인 구축 및 판매를 검토하고 있습니다.

2. 주요 제품, 서비스 등

가. 주요 제품 매출

당사는 TV, 프린터, 냉장고, 에어컨, 세탁기, 휴대전화, 컴퓨터 등 완제품과 반도체 부품 및 LCD panel 등을 생산, 판매하고 있습니다. 당사 2009년
각 제품별 매출액 및 총 매출액에서 차지하는 비율은 다음과 같습니다.

(단위 : 억원)

부문	영업부문	주요 제품	매출액	비율
DMC부문	디지털미디어	CTV, 모니터, 프린터, 에어컨, 냉장고, 세탁기 등	132,100	14.7%
	통신	휴대폰, 네트웍 시스템, 컴퓨터 등	342,960	38.2%
	기타	-	3,962	0.4%
	부문계		479,022	53.4%
DS부문	반도체	Memory, System LSI, HDD 등	217,862	24.3%
	LCD	TFT-LCD	200,362	22.3%
	기타	-	471	0.1%
	부문계		418,695	46.6%
기타		-	11	0.0%
계			897,728	100.0%

※ 상기 매출액은 외부매출액 기준입니다.

제41기 매출은 DMC 부문이 47조 9,022억으로 전체 외부매출액의 53.4%, DS부문이 41조 8,695억으로 46.6%를 구성하고 있습니다. 영업부문기준으로는 통신영업부문이 전체 매출액의 38.2%로 4개 영업부문중 매출비중이 가장 높습니다.

☞ 세부 제품별 매출은 5. 매출 항목을 참조하십시요.

나. 주요 제품 등의 가격 변동 현황

(단위 : 천원,$)

품 목		제41기 ('09.1.1~12.31)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
HHP	내수(천원)	396	309	304
	수출($)	112	135	158

품 목		제41기 ('09.1.1~12.31)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
메모리	내수(천원)	0.2	0.4	0.9
	수출($)	0.3	0.3	1.0
TFT-LCD	내수($)	115.7	157.0	143.3
	수출($)	119.5	164.1	161.9

* 주요 제품은 사업부문의 수익성에 중요한 영향을 미치는 제품 기준입니다.

HHP는 내수의 경우 풀터치폰 등 고가제품의 판매호조로 평균판가가 상승하였으나, 수출의 경우는 중저가폰 판매비중 증가영향으로 평균판가가 2008년 연간 평균판가 대비 17.0% 하락하였습니다.
메모리는 Global 경기 침체에 따른 지속적인 수요약세로 2007년이후 지속적인 판가하락 추세를 보이고 있습니다. 하지만, 최근 세계 각국의 경기부양책에 따른 수요회복으로 인해 판가가 상승세를 보이고 있습니다.
LCD 패널 또한 2008년 하반기부터 수요부진 및 공급과잉 영향으로 판가가 지속적으로 하락하였으나, 최근 수요회복으로 인해 판가가 상승세를 보이고 있습니다.

3. 주요 원재료

(단위 : 억원)

부문	매입유형	품 목	구체적용도	매입액	비율	비고(매입처)
DMC부문	원재료	중소형 LCD	Display	25,225	8.5%	SMD,BYD 등
	원재료	Base Band Chip	CPU	23,766	8.0%	Qualcomm,NXP 등
	원재료	Memory	단말기 S/W 구동	15,146	5.1%	반도체,도시바 등
	원재료	사출	단말기 외관	14,074	4.8%	신양,피앤텔 등
	원재료	Camera	정지,동영상 촬영	12,777	4.3%	테크윈,삼성전기
	원재료	LCD PANEL	화상신호기	9,679	3.3%	사내조달 등
	원재료	Battery	단말기 전원공급	8,098	2.7%	SDI,이랜텍 등
	원재료	기 타	-	105,489	35.7%	
	상 품	N/P SET	N/P 완제품	26,123	8.8%	SESC
	상 품	냉장고	냉장 & 냉동	16,489	5.6%	삼성광주전자㈜,SSEC
	상 품	세탁기	세탁 & 건조	10,277	3.5%	삼성광주전자㈜,SSEC
	상 품	에어컨	냉방 & 제습	10,039	3.4%	삼성광주전자㈜,SSEC
	상 품	모니터外	모니터 및 악세사리	8,928	3.0%	사내조달 등
	상 품	기타	-	9,485	3.2%	
	부문계			295,595	100.0%	
	원재료	POL	Panel 재료	16,111	6.3%	동우화인켐 外

부문	매입유형	품 목	구체적용도	매입액	비율	비고(매입처)
DS부문	원재료	Wafer	반도체원판	8,400	3.3%	SUMCO, 실트론
	원재료	DRIVER/IC	구동회로	8,211	3.2%	매그나칩반도체 外
	원재료	Chemical	원판가공용	5,100	2.0%	동우화인켐外
	원재료	기타	-	149,505	58.3%	
	상 품	Panel	Panel	53,693	20.9%	SLCD
	상 품	기타	-	15,503	6.0%	
	부문계			256,523	100.0%	
총계				552,118		

당사의 주요 원재료는 DMC부문의 경우 LCD Panel과 Base Band Chip, Memory 등 이며, DS부문의 경우 Wafer, DRIVER/IC, POL 등이 있습니다. 이중 LCD Panel은 사내(LCD영업부문) 및 계열회사(SMD) 등으로부터 조달받고 있고, 휴대폰에 쓰이는 Base Band Chip은 Qualcomm과 NXP등으로부터 공급받고 있습니다.
반도체 Chip 생산에 필요한 원재료인 Wafer를 SUMCO 및 실트론 등에서 공급받고 있으며, LCD PANEL은 S-LCD로부터 완성된 PANEL을 공급받는 한편, 삼성코닝 정밀유리, 머크, 매그나칩반도체, 동우화인켐, 제일모직, 삼성전기 등으로부터 GLASS, 액정, DRIVE IC, POL 등을 공급받아 LCD PANEL을 제조하고 있습니다.

- 주요 원재료 가격 변동 추이

(단위 : 천원,$)

구 분	품 목	국 수	제41기 ('09.1.1~12.31)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
DMC부문	PDP 42"	국내(천원)	291	319	358
	LCD 40"	국/수(천원)	507	489	545
	LCD 46"	국/수(천원)	944	724	723
	MCP(MEMORY)	국/수(천원)	5.2	4.1	5.9
	PCB	국내(천원)	2.2	2.5	1.9
DS부문	Wafer	국/수($)	129.0	192.8	201.4
	HSA	수입($)	14.0	16.0	17.5
	DISK	국/수($)	4.7	5.7	6.0
	DRIVER/IC	국/수(천원)	0.8	0.9	0.9
	POL	국/수(천원)	7.0	4.2	2.5

DMC부문의 LCD Panel은 LFD(Large Format Display) 및 LED TV 생산 확대로 인해 高단가 Panel 구입이 증가하면서 2009년 구입 단가가 전년 연간평균가격 대비 상승하였습니다.
DS부문의 Wafer는 반도체 경기악화에 따른 수요감소로 단가도 전년 평균구입가격

대비 33.1% 하락하였습니다. POL 단가는 전년대비 66.7% 상승했습니다. POL 단가 상승의 주요 원인은 LCD영업부문에서 TV 비중이 높아져서 제품의 평균 Size가 커졌기 때문입니다.(POLARIZER는 편광판으로 제품 크기에 따라 Size가 결정됨)

4. 생산 및 설비

가. 생산능력, 생산실적, 가동률

(생산능력)

(단위 : 천대,천개,식)

부문	품 목	사업소	제41기 ('09.1.1~12.31)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
			수량	수량	수량
DMC부문	CTV	수원	1,026	1,114	1,324
	모니터		194	129	64
	프린터	구미	329	1,258	1,214
	HHP		53,483	80,800	81,000
	시스템		52,890	23,760	15,840
DS부문	메모리	기흥/화성	37,425,000	30,639,000	14,009,000
	시스템LSI	기흥	3,963,000	4,786,000	4,182,000
	HDD	구미	51,646	44,320	49,148
	TFT-LCD	천안/탕정	149,063	223,247	216,044

DMC부문의 주요 품목별 생산능력은 평균LINE수× 시간당 평균생산실적× 일평균가동시간× 가동일수로 산출하였으며, DS부문의 메모리 및 시스템 LSI의 생산능력은 생산실적(패키지 OUT기준)을 가동율로 나눠서 생산능력을 산출하고 있고, LCD의 경우 투입되는 Glass를 Panel기준으로 환산하여 산출하고 있습니다.

(생산실적)

(단위 : 천대,천개,식)

부문	품 목	사업소	제41기 ('09.1.1~12.31)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
			수량	수량	수량
DMC부문	CTV	수원	1,100	1,047	1,075
	모니터		182	155	72
	프린터	구미	319	1,216	1,191
	HHP		54,086	68,258	83,763
	시스템		36,825	14,474	14,819
DS부문	메모리	기흥/화성	37,425,000	30,639,000	14,009,000
	시스템LSI	기흥	3,963,000	4,786,000	4,182,000
	HDD	구미	51,646	44,320	48,950
	TFT-LCD	천안/탕정	129,967	183,258	184,365

당기 DMC부문의 CTV 생산실적은 1,100천대이고, HHP 생산실적은 54,086천대입니다. DMC부문의 제품들은 해외생산 비중이 커서 국내생산 규모는 크지 않습니다. DS부문의 메모리 생산실적은 37,425백만개, TFT-LCD 생산실적은 129,967천개입니다.

(가동률)

(단위 : 시간)

부문	영업부문	당기 가동가능 시간	당기 실제 가동시간	평균가동률
DMC부문	디지털	48,290	48,490	100.4%
	통신	715,182	781,796	109.3%
	계	763,472	830,286	108.8%
DS부문	반도체	131,400	131,232	99.9%
	LCD	35,040	35,040	100.0%
	계	166,440	166,272	99.9%
전사계		929,912	996,558	107.2%

DMC부문의 가동률은 가동가능시간(라인 × 교대 × 평균근무일수 × 시간)과 실제 가동시간 (라인 × 교대 × 일수(실제근무일) × 시간)을 계산하여 산출하고 있습니다. DMC부문의 경우는 생산물량 증가로 인해 실제근무 일수가 증가하여 평균가동률이 높습니다.

DS부문은 24시간 3교대 작업을 실시하고 있으며, 휴일을 포함하여 당기누계 가동일은 총 365일입니다. 365日× 생산라인수× 24H으로 실제 가동시간을 산출하여

가동률을 계산 하였습니다.

나. 생산설비 및 투자현황 등

(1) 생산설비 현황
당사는 서울 서초구에 위치한 서초사옥을 비롯하여 수원, 구미, 기흥, 온양, 탕정 등 9개 사업장에서 주요 제품에 대한 제조, 개발, 마케팅, 영업 등의 사업활동을 수행하고 있습니다.

[사업장 현황]

사업장	소재지
서초사옥	서울시 서초구 서초2동 1320-10번지 삼성전자빌딩
수원사업장	경기도 수원시 영통구 매탄3동 416번지
구미1사업장	경상북도 구미시 공단동 259번지
구미2사업장	경상북도 구미시 임수동 94-1번지
기흥사업장	경기도 용인시 기흥구 농서동 산24번지
온양사업장	충청남도 아산시 배방면 북수리 723번지
천안사업장	충청남도 천안시 성성동 510번지
탕정사업장	충청남도 아산시 탕정면 명암리 200번지
화성사업장	경기도 화성시 반월동 산16번지

당사의 주요 생산설비는 토지, 건물 및 구축물, 기계장치, 건설중인자산 등이 있으며, 당기말 현재 장부가액은 28조 5,024억으로 전기말 대비 2조 7,474억 감소하였습니다. 신규취득은 5조 2,368억인 반면 기계장치 등의 감가상각비로 당기 7조 4,390억이 상각되었습니다.

[단위 : 백만원]

구 분	토 지	건물및구축물	기계장치	건설중인자산/미착기계	기타	계
기초	2,921,337	6,791,768	17,725,669	3,156,361	654,688	31,249,823
취득 및 자본적지출	10,724	14,272	178,433	4,995,305	38,080	5,236,814
본계정대체로 인한 증감	99,731	1,246,231	3,643,523	(5,070,474)	80,989	-
처분 및 폐기	(6,497)	(16,371)	(245,633)	(127,528)	(44,767)	(440,796)

구 분	토 지	건물및구축물	기계장치	건설중인자산/ 미착기계	기타	계
감가상각비	-	(523,091)	(6,697,478)	-	(218,389)	(7,438,958)
기타	-	(1,725)	(3,546)	(98,081)	(1,107)	(104,459)
기말	3,025,295	7,511,084	14,600,968	2,855,583	509,494	28,502,424
취득원가	3,025,295	10,480,472	56,273,140	2,855,583	1,751,038	74,385,528
상각누계액	-	(2,969,388)	(41,672,172)	-	(1,241,544)	(45,883,104)

* 당기말 현재 토지의 면적은 8,965천㎡ 이고, 공시지가는 45,976억입니다.
* 당사의 건물 시가 표준액은 27,682억원으로 2009.6.1일 기준입니다.
* 토지와 건물이외의 자산들은 객관적인 시가 판단이 어려워 기재를 생략합니다.

(2) 시설투자현황

당사는 2009년 5조 2,368억을 미래대비 시설투자에 사용하였으며, 각 부문별 투자금액은 DMC부문 2,146억, DS부문 4조 8,987억, 기타 1,235억으로 DS부문의 시설투자금액이 전체 시설투자금액의 94%를 차지하고 있으며, 대부분 반도체와 LCD사업의 라인 성능 개선 등에 투자되었습니다.

2010년 투자액은 연결기준으로 메모리에 5.5조원 이상, LCD에 3조원대 수준의 시설투자를 검토하고 있습니다. 2010년 투자액은 향후 여건에 따라 변경될 수 있습니다

[부문별 시설투자금액] [단위 : 억원]

부문	영업 부문	구 분	투자기간	대 상 자 산	투자 효과	41기 투자액	비 고
DMC	디지털 미디어	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	1,038	
	통신	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	1,036	
	계					2,146	
DS	반도체	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	41,601	
	LCD	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	7,328	
	계					48,987	
기 타		기타	'09.1~'09.12	건물등		1,235	
합 계						52,368	

5. 매출

가. 매출실적

당기 매출은 89조 7,728억으로 전년대비 23.1% 증가하였습니다. 수출이 25.9% 증가하였고, 국내 매출 또한 전년대비 10.5% 증가하였습니다. 부문별로 보면 DMC부문은 휴대폰 및 TV판매증가 등으로 29.3% 증가하였고, DS부문은 물량증가 및 수요회복에 따른 판가상승 등으로 전년대비 16.7% 증가하였습니다.

(단위 : 억원)

사업부문	영업부문	매출유형	품 목		제41기 ('09.1.1~12.31)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
DMC부문	디지털 미디어	상 품 제 품 용 역 기타매출	CTV,모니터, 에어컨, 세탁기, 냉장고 등	수 출	88,015	58,013	44,278
				내 수	44,085	40,667	37,850
				합 계	132,100	98,680	82,128
	통신	상 품 제 품 용 역 기타매출	HHP, 시스템, 컴퓨터, MP3P 등	수 출	276,288	209,207	158,811
				내 수	66,672	57,970	51,805
				합 계	342,960	267,177	210,616
	부문 계			수 출	364,303	267,219	203,090
				내 수	114,719	103,158	93,933
				합 계	479,022	370,377	297,023
DS부문	반도체	상 품 제 품 용 역 기타매출	MEMORY, SYS-LSI HDD 등	수 출	209,727	166,560	175,995
				내 수	8,135	10,073	10,637
				합 계	217,862	176,633	186,632
	LCD	상 품 제 품 용 역 기타매출	TFT-LCD	수 출	173,939	159,145	130,368
				내 수	26,423	21,533	16,236
				합 계	200,362	180,678	146,604
	부문 계			수 출	383,687	326,359	306,710
				내 수	35,008	32,360	27,280
				합 계	418,695	358,719	333,990
기 타	기 타	기타매출	-	수 출	-	384	619
				내 수	11	50	128
				합 계	11	434	747
합 계				수 출	747,989	593,963	510,419
				내 수	149,739	135,567	121,341
				합 계	897,728	729,530	631,760

※ 외부매출액 기준입니다.

- 주요제품별 매출실적

(단위 : 억원)

구 분		제41기 ('09.1.1~12.31)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
영상기기	수 출	35,692	26,354	19,824
	내 수	16,262	14,890	14,620
	합 계	51,954	41,244	34,444
생활가전	수 출	38,416	20,574	15,337
	내 수	22,463	21,370	19,873
	합 계	60,879	41,944	35,210
무선	수 출	239,818	199,479	152,115
	내 수	46,485	37,484	32,604
	합 계	286,303	236,963	184,719
MEMORY	수 출	133,093	109,854	125,616
	내 수	4,563	5,994	6,426
	합 계	137,656	115,848	132,042
LSI	수 출	35,786	31,534	25,866
	내 수	2,225	2,666	2,638
	합 계	38,011	34,200	28,504
LCD	수 출	173,939	159,145	130,369
	내 수	26,423	21,533	16,236
	합 계	200,362	180,678	146,605

※ 순매출액 기준입니다.

나. 판매경로

■ 국 내

- 생산자(공장) --> 대리점 --> 소비자
- 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
- 생산자(공장) --> 통신사업자(SKT, KT, LGT)--> 소비자
- 생산자(공장) --> 소비자

1) 물류흐름

- 생산(회사 물류센타) --> 대리점, 유통업체, 통신사업자 ----- > 소비자
- 생산(회사 물류센타) -----------------------------------> 소비자

2) 유통구조

- 제조자 --> 대리점 -----------------------------------> 소비자
- 제조자 --> 대리점 --> 농협, 구판장, 계열점 --------------> 소비자
- 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) --> 소비자
- 제조자 --> 통신사업자 ---------------------------------> 소비자
- 제조자 ----------------------------------> 실수요자 (일반기업체 등)
- 제조자 ---> 소비자

3) 판매경로별 매출액 비중

경 로	대리점	혼매점	무점포 (홈쇼핑,인터넷등)	특직판
비 중	33%	15%	3%	49%

■ 해 외

- 해외 BUYER 수주
- 해외법인의 수주

다. 판매방법 및 조건

■ 국 내

구 분	판매경로	대금회수조건	부대비용 비용분담
전속	대리점	- 약정여신수금(현금,30일여신) (담보 100%내 여신적용)	- 사안별 상호 협의하에 일부 분담
유통업체	양판점,할인점, 백화점,홈쇼핑, 인터넷	개별계약조건	- 사안별 상호 협의하에 일부 분담
특직판	일반기업체등	개별계약조건	없 음

■ 해 외

- 해외법인을 통한 판매 및 DIRECT 수출

라. 판매전략

○ 시장지배력 강화

○ 수주영업 활성화

○ 유통경쟁력 확대

○ 영업역량 강화

마. 주요 매출처

당사의 매출은 70%이상이 해외법인을 통해 판매되고 있습니다. 제41기 주요 매출처는 STA(Samsung Telecommunications America, L.P.), SSI(Samsung Semiconductor, Inc.), SET(Samsung Electronics Taiwan Co., Ltd.), SSEG(Samsung Semiconductor Europe GmbH) 등의 해외법인으로써 미국 통신 판매 법인인 STA법인향 매출은 당기 매출의 9.2%를 차지하고 주요 판매 제품은 휴대전화 및 시스템입니다. 미국 반도체판매법인인 SSI법인향 매출은 전체 매출의 9.6%를 차지하며 반도체 및 LCD 제품을 판매했습니다. 대만 판매법인인 SET법인향 매출은 전체 매출의 7.0%를 차지하며 반도체 및 LCD제품 등을 판매했습니다. 유럽 반도체 판매법인인 SSEG법인향 매출은 전체 매출의 6.5% 비중을 차지하고 있습니다.

6. 수주상황

2009년말 현재 주문생산에 의한 장기공급계약 수주현황은 없습니다.

7. 시장위험과 위험관리

가. 주요 시장위험 내용

당사는 외화수지上 수출이 수입보다 많아 원화가 강세를 시현할 경우 원화 현금흐름(Cash Flow)上 부정적인 영향이 있을 수 있습니다. 이에 당사는 외화 수입· 지출매칭(Matching)을 통해 환위험 리스크 발생 규모를 축소하는데 주력하며, 파생상품을 활용한 환 헷지는 하지 않는 것을 원칙으로 하고 있습니다.

나. 위험관리 방식 및 조직

당사는 경영지원팀 內에 외환관리 부서를 두고 있으며, 환율 및 환 리스크 변동, 환차손익 현황 및 영향을 분석하여 관리하고 있습니다.

8. 파생상품거래 현황

2009년말 현재 당사가 체결 중인 파생상품 거래는 없습니다.

9. 경영상의 주요계약 등

거래선	항 목	내 용
Interdigital (IDC)	계약 유형	특허 라이센스 계약
	체결시기 및 기간	2009.01.14, 2G : 영구 / 3G : ~2012년까지
	목적 및 내용	IDC가 보유한 무선 2G 및 3G 이동통신 관련 특허
	대금수수 방법	로열티 $400M
	기타 주요내용	계약체결일자는 미국 현지시각 기준임
Intertrust	계약 유형	특허 라이센스 계약
	체결시기 및 기간	2009.3.18, 계약 특허 만료일까지
	목적 및 내용	DRM 기술 관련 Intertrust 社 보유 특허 사용
	대금수수 방법	정액 지급 (2010년 까지 3회에 걸쳐 분할 지급)
	적용 제품	BD-Live Player, IPTV
Chunghwa	계약 유형	특허 크로스 라이센스
	체결시기 및 기간	2009.01.22 5년간

거래선	항 목	내 용
Picture Tubes, Ltd. (CPT)	목적 및 내용	양사 보유 LCD 관련 특허 상호 크로스 라이센스
	대금수수 방법	-
	기타 주요내용	-
SanDisk	계약 유형	특허 크로스 라이센스
	체결시기 및 기간	2009.05.27 7년간(2009.8월~2016.8월)
	목적 및 내용	NAND Flash Memory 관련 특허기술 크로스 라이센스 계약
	대금수수 방법	-
	기타 주요내용	종전계약('02.8월~'09.8월) 만료에 따른 계약 갱신
Toshiba	계약 유형	특허 크로스 라이센스
	체결시기 및 기간	2009.07.02
	목적 및 내용	반도체 전제품 보유 특허에 대한 크로스 라이센스 계약
	대금수수 방법	-
	기타 주요내용	-
CalTech	계약 유형	One-Way 라이센스
	체결시기 및 기간	2009.07.20
	목적 및 내용	Active Pixel Sensor 및 Controller를 One Chip化한 특허
	대금수수 방법	-
	기타 주요내용	-
Philips	계약 유형	기술 특허 매입계약
	체결시기 및 기간	2009.08.04
	목적 및 내용	120Hz TV 제품用 DCC 5.0 기술 특허 매입계약
	대금수수 방법	-
	기타 주요내용	-
QUALCOMM	계약 유형	특허 크로스 라이센스 계약
	체결시기 및 기간	2009.11.04, 기간 : 15년
	목적 및 내용	양사 보유 이동 통신관련 특허 크로스 라이센스 계약
	대금수수 방법	선급금 13억불 및 경상로열티 별도 지급
	기타 주요내용	-

당사는 2009년 1월 14일 미국의 Interdigital과 무선 2G 및 3G 이동통신 관련 특허 라이센스 계약을 체결하였습니다. 2G관련 특허는 영구이며 3G관련 특허는 2012년까지이고, 로열티는 4억$입니다.

또한, 당사는 2009년 1월 22일 대만의 CPT사(Chunghwa Picture Tubes Ltd.)와 LCD제품에 대하여 Cross License 계약을 체결하였습니다. 계약기간은 5년간(체결일 ~

2013.12.31)이며, CPT사는 License 대가로 당사에 Royalty를 지불합니다.
2009년 5월 27일 미국 SanDisk社와 NAND Flash Memory 관련 특허기술 Cross License 계약을 체결하였습니다. 본계약은 종전계약(2002.8월~2009.8월)의 만료에 따른 계약 갱신 사항입니다.
2009년 7월 2일 일본 Toshiba社와 반도체 전제품 보유 특허에 대한 상호 Cross License 계약을 체결하였으며, 7월 20일 미국 Caltech Univ와 8월 4일 네덜란드 Philips社와 특허관련 계약을 체결하였습니다.
2009년 11월 4일 미국 QUALCOMM社와 단말 및 기지국 제품에 대한 상호 Cross License 계약을 체결하였습니다.

당사는 2009년 12월 15일 이사회 결의에 의거 2010년 1월 22일자로
삼성디지털이미징과 합병계약을 체결하였으며, 그 내용은 다음과 같습니다.

- 합병승인주주총회 : 2010년 2월 23일
- 합병기일 : 2010년 4월 1일
- 합병비율

구분	합병회사	피합병회사
회사명	삼성전자	삼성디지털이미징
합병비율	1	0.0577663

10. 연구개발활동

가. 연구개발 활동의 개요 및 연구개발비용

당사는 고객의 요구를 먼저 파악하고 발상의 전환을 통해 창조적이고 혁신적인 제품, 미래를 선도하는 기술을 지속적으로 창출하여 세계 시장을 선도해 나가고 있습니다. 창조적이고 혁신적인 제품을 준비하고 있으며 세계 IT업계에서의 위상을 더욱 굳건히 하기 위해 차세대 기술과 원천기술을 확보하여 세계 산업 기술을 이끄는 진정한 선도기업(Leading Company)이 되도록 최선을 다하고 있습니다.

[연구개발비용]　　(단위 : 백만원)

과 목	제41기	제40기	제39기	비 고
연구개발비용 계	7,272,124	6,900,730	5,942,582	
연구개발비 / 매출액 비율 [연구개발비용계÷당기매출액×100]	8.1%	9.5%	9.4%	

2009년 연구개발비용은 매출액의 8.1%인 7조 2,721억이며, 전액 비용으로 회계처리하였습니다.

나. 연구개발 조직 및 운영

■ 국내

당사는 3계층의 연구개발 조직을 운영하고 있습니다. 1~2년 내에 시장에 선보일 상품화 기술을 개발하는 각 부문의 산하 사업부 개발팀, 3~5년 후의 미래 유망 중장기 기술을 개발하는 각 부문연구소, 그리고 미래 성장엔진에 필요한 핵심 요소기술을 선행 개발하는 종합기술원 등으로 연구 개발 구조를 체계화하여 운영하고 있습니다.
종합기술원은 무한탐구를 실현하며 미래를 주도할 최첨단 기술의 산실로서 설립된 삼성전자의 중앙연구소로 미래성장엔진 가시화와 주력사업의 기술 경쟁력 강화 등 전사 차원에서 유망 성장분야에 대한 연구개발 방향 제시와 창의적 R&D 체제를 구축하고 있습니다.


代表理事
DS부문
DMC부문
종합기술원
반도체 연구소
AMLCD 연구소
LSI 연구소
LCD개발 연구소
MOS 연구소
LCD생산기술 연구소
선행기술 연구소
메모리 연구소
PKG 연구소
HDD 연구소
SOC 연구소
디지털영상 연구소
무선 연구소
디자인 연구소
AV 연구소
네트워크 연구소
프린팅 연구소
Internet Infra 연구소
통신 연구소
생활가전 제1연구소
무선통신 연구소
생활가전 제2연구소
DA 연구소
정보미디어 연구소
컴퓨터시스템 연구소
삼성전자 종합기술원
생산기술 연구소

연구개발조직도

※ 연구개발 조직도는 2009.12.31일 기준입니다.

■ 해외

미국(SISA,DTL), 영국(SERI), 러시아(SRC), 이스라엘(STRI,SIRC), 인도(SISO, SISC), 일본(SYRI), 중국(BST, SSCR, SCRC) 등의 지역에 연구개발 조직을 운영하고 있으며 제품개발 및 기초기술연구 등의 연구활동을 수행중입니다.

다. 연구개발실적

연구과제	연구결과 및 기대효과	제품 등에 반영된 경우 제품 등의 명칭 및 반영내용
무선USB칩 개발	□ UWB(Ultra Wide-Band, 초광대역 무선통신)기술을 통해 무선으로 데이터를 전송할 수 있는 무선 USB 칩 개발 - 전송속도 세계 최고 - 칩 사이즈 업계 최소 - 전력 소모 업계 최저 수준 - 업계 최초 Flash Controller 내장하여 부품 수 및 모듈 최소화	카메라, 휴대폰, 프린터, TV, MP3P 等 다양한 응용처 적용 가능
Internet@TV	□ Internet@TV VoD(Video on Demand) 서비스	□ 지역 : 미주 □ 출시 : '09.9 □ 명칭 : LED TV B7/8000 LCD TV 6/7 PDP TV 6/8
LED TV B6000, B7000 Series	□ 고화질 초박형 LED TV 출시 - 두께 29.9mm 대응 Edge Type LED BLU 개발 - Crystal FHD Engine 적용으로 최고화질 구현 - 친환경 . 저소비전력(40% 이상 저감), 대기전력 0.08W . 무수은, 무연, VOC(휘발성 유기화합물) 미사용 - Glass Like New ToC 디자인 적용 - 핵심부품 개발 : 高색역 White LED, 도광판 등 - Internet@TV, Wireless DLNA, Content Library - USB 2.0 Movie 기능	□ 지역 : 미주/구주/국판 外 □ 출시 : '09.3
LED TV B8000 Series	□ 240Hz 고성능 LED TV - Real 240Hz 패널 및 ME/MC FRC 기술 적용 - Metal Feeling 디자인과 스테인리스 스탠드 - Natural Picture 모드 탑재	□ 지역 : 미주/구주/국판 外 □ 출시 : '09.4
LED TV 8500 Series	□ 240Hz 직하형 고성능 LED TV - 직하형 LED Local Dimming 기술 적용 - Real 240Hz 패널 및 ME/MC FRC 기술 적용 - Metal Feeling 디자인과 스테인리스 스탠드 - Natural Picture 모드 탑재	□ 지역 : 미주 □ 출시 : '09.8 □ 명칭 : LED TV B8500
LCD TV 3,5,6 Series	□ 고화질, 멀티미디어 LCD TV - Internet@TV, Wireless DLNA, Content Library - USB 2.0 Movie 기능 - New ToC 디자인	□ 지역 : 미주/구주/국판外 □ 출시 : '09.3
LCD TV 6, 7 Series	□ 고성능 LCD TV - New ToC 디자인 (Grey) - Internet@TV, USB 2.0 Movie 기능 - Wireless DLNA 대응 - Contents Library Flash	□ 지역 : 미주/구주/국판外 □ 출시 : '09.4
PDP TV 4,5 Series	□ 친환경/고화질 PDP TV - 에너지 효율 기존 대비 2배 개선 - 24Hz 시네마 최적 모드 구현	□ 지역 : 미주/구주/국판外 □ 출시 : '09.3
PDP TV 6, 8 Series	□ 고성능 PDP TV - Internet@TV, USB 2.0 Movie 기능 - Wireless DLNA 대응 - Contents Library Flash	□ 지역 : 미주/구주/국판外 □ 출시 : '09.4
LED Monitor	□ LED Monitor 출시 - 23", FHD, 16:9	□ 지역 : 미주/구주/국판 外 □ 출시 : '09.7

연구과제	연구결과 및 기대효과	제품 등에 반영된 경우 제품 등의 명칭 및 반영내용
XL2370	- 5,000,000:1 명암비, 2ms 응답속도 - 종이쿠션 포장재 사용	
e-Book	□ 5" 전자종이 단말기 출시 - 5" (800x600) e-paper 적용 - 512MB 메모리 내장, 소비전력 2W - EMR방식 펜터치 기능	□ 지역 : 국내 □ 출시 : '09.7 □ 명칭 : SNE-50K
Multi Function Monitor	□ FHD TV 겸용 모니터 - 27inch, FHD, 명암비 50,000:1, 응답속도 2ms - 크리스털 느낌의 베젤 & 투명 스탠드 neck 디자인 - Dolby digital Sound, Virtual Surround, Optical digital sound (SPDIF) 지원 - 67W 저소비전력 구현	□ 지역 : 국내/미주/구주 □ 출시 : '09.11 □ 명칭 : P2770HD
DVD Combo	□ 22" DVD-Combo LCDTV 출시 □ 구주[영국 프랑스향] Second TV 시장 공략	□ 지역 : 구주[영/프] □ 출시 : '09.10 □ 명칭 : LE22B470 DVD-Combo TV
BD Player 1600, 3600, 4600 Series	□ Slim & Stylish BD Player - 고화질 (삼성 DTV 화질 Processor 연계) - dts HD Master Audio 대응 (7.1CH, Lossless) - slim design (86mm-> 39mm), 4600 기준 - 와이파이레디, pc streaming 신기능 구현	□ 지역 : 미주/구주/국판外 □ 출시 : '09.2
BD HTS BD1250, 7200 Series	□ Entry급 및 Stylish BD HTS 개발 - Crystal Sound(IR Amp 및 Bio KELP Cone 적용) - iPod 및 iPhone 대응 - 무선 Network 및 Wireless Ready - PC Streaming 및 Contents Service대응(Netflix, Pandora)	□ 지역 : 미주/구주/국판外 □ 출시 : '09.4(BD1250) '09.5(BD7200)
M fire	□ 세계 최초 LTE & CDMA 단말기	□ SCH-R900
Prism	□ 세계최초 m-Wimax / HSUPA DBDM	□ 미정
Orion	□ 당사 최초 Android OS 기반 단말기	□ GT-i7500
Monaco	□ World 1st Full touch Camera phone	□ GT-M8910
Prime-ct	□ 세계최초 EVDO/GPRS Dual mode	□ 미정
Protector	□ 당사 최초 Linux platform 적용 단말	□ GT-i8320
IT向 4기가 DDR3 D램 개발	□ 세계 최초 4기가 DDR3 D램 개발 - 50나노급 공정 기술로 4기가 D램 개발 - 1.35V 1.6Gbps 성능 구현 (20% 향상) □ 전력 소모를 획기적으로 감소시킨 親환경 대용량 모듈 판매로 프리미엄 D램시장 확대	□ 지역 : 전세계 □ 출시 : '09.1월 □ 명칭 : 4Gb DDR3
IT向 40나노 2기가 DDR3 D램 개발	□ 세계 최초 40나노 DDR3 D램 개발 - 세계 최초 1.35V 2기가 D램양산('09.7월) - 50나노 대비 약 60% 생산성 증가 □ 親환경 저전력 제품 및 DDR3 시장 확대로 '10년 이후 대용량 D램 시장 성장을 견인	□ 지역 : 전세계 □ 출시 : '09.1월 □ 명칭 : 2Gb DDR3
서버向 200GB SSD 개발	□ 40나노 낸드기반 서버向 200GB SSD 개발 - 고성능 서버 컨트롤러 탑재로 2배속 구현 · 읽기 속도 260MB/s, 쓰기 속도 235MB/s □ 보안 및 저전력 설계로 고객 편리성 극대화 - End-to-End Data Protection 기능 탑재 □ 고성장하는 서버 SSD 시장을 주도하여	□ 지역 : 전세계 □ 출시 : '09.8월 □ 명칭 : 200GB SSD

연구과제	연구결과 및 기대효과	제품 등에 반영된 경우 제품 등의 명칭 및 반영내용
	프리미엄 낸드 시장을 지속 확대	
모바일向 32GB moviNAND 개발	□ 세계 최초 30나노 낸드 32GB moviNAND 양산 - 30나노급 32Gb 낸드 제품 양산 적용 - 차세대 Architecture 설계 기술 확보 □ 30나노급 대용량 moviNANDTM 양산으로 낸드 스토리지 시장을 지속 확대	□ 지역 : 전세계 □ 출시 : '09.5월 □ 명칭 : 32GB moviNAND
서버向 32GB RDIMM 개발	□ 세계 최초 4기가 기반 32GB RDIMM 개발 - 50나노급 4기가 D램 기반 32GB RDIMM - 1.35V 1.6Gbps 동작 구현 (20% 향상) □ 저전력 대용량 모듈 공급으로 고성능 차세대 프리미엄 서버 시장을 확대	□ 지역 : 전세계 □ 출시 : '09.6월 □ 명칭 : 32GB RDIMM
모바일向 40나노 8기가 Flex-OneNAND 개발	□ 세계 최초 40나노 8기가 Flex-OneNAND 개발 - 융합메모리 최초 40나노급 제품 양산 - 60나노 대비 약 180% 생산성 증가 - 고객 친화형 대용량· 고효율 솔루션 제공 · 모바일 및 컨슈머 칩셀업체와 협력 □ 대용량 스토리지 시장의 성장을 견인하여 프리미엄 낸드 시장을 지속 확대	□ 지역 : 전세계 □ 출시 : '09.3월 □ 명칭 : 8Gb Flex-OneNAND
휴대폰向 0.6mm 8단적층칩 개발	□ 세계 최초 0.6mm 8단 적층칩 개발 - 15㎛ 두께의 웨이퍼를 8단 적층에 성공 - MCP/SiP/PoP의 대용량화 솔루션 확보 □ 1.0mm 이하의 적층칩 솔루션으로 모바일 설계 유연성 높여 시장점유율 지속 확대	□ 지역 : 전세계 □ 출시 : '09.11월 □ 명칭 : 0.6mm 8단 적층칩
모바일向 32기가 고속 낸드 양산	□ 세계 최초 32기가 고속낸드 양산 - D램 전송방식 DDR 인터페이스 적용 - 메모리카드 읽기 속도를 3배 이상 향상 □ 프리미엄급 메모리카드 및 고성능 SSD 제품 적용으로 낸드 시장점유율 지속 확대	□ 지역 : 전세계 □ 출시 : '09.12월 □ 명칭 : 32Gb DDR NAND
모바일向 32기가 3bit 낸드양산	□ 세계 최초 32기가 고속낸드 양산 - SLC 칩 대비 3배의 대용량 데이터를 저장 - 전용 컨트롤러를 탑재로 성능 향상 □ 대용량 카드 시장에서 MLC 낸드플래시 제품 대체로 낸드 시장점유율 지속 확대	□ 지역 : 전세계 □ 출시 : '09.12월 □ 명칭 : 32Gb 3bit NAND

11. 그 밖에 투자의사결정에 필요한 사항

가. 지적재산권관련

당사는 R&D활동의 지적 재산화에도 집중하여 2009년 7조 3천억원의 R&D투자를 통해 국내특허 5,670件 출원, 해외특허 8,935件을 출원하였습니다. 이를 통해 등록 특허는 국내 1,485件으로 지속적인 1位, 미국 3,611件으로 IBM에 이어 '06년부터 4년연속으로 2位를 유지하고 있습니다.

< 국가별 등록 건수('09년末 기준, 누적)> (단위 : 件)

국가	한국	미국	일본	중국	유럽	기타국가
건수	42,669	22,531	4,988	6,565	7,000	10,626

당사는 1984년 최초로 미국 특허를 등록시킨 이래 현재 세계적으로 총 94,379件의 특허를 보유하고 있으며, 특히 미국에서의 분쟁에 효과적으로 대응하고자 누적 건수에 있어 한국특허 다음으로 미국에서 많은 특허를 보유하고 있습니다.

< 연도별 특허등록 건수('09년末 기준)> (단위 : 件)

특허등록	'09년	'08년	'07년	'06년	'05년
한국	1,485	4,740	10,974	12,190	6,880
미국	3,611	3,515	2,725	2,451	1,641

이들은 대부분 플레쉬메모리, System LSI, DTV, 휴대폰/스마트폰, LCD등에 관한 특허로써 당사 전략사업 제품에 쓰이거나 향후 활용될 예정으로, 사업보호의 역할뿐만 아니라, 유사기술/특허의 난립과 경쟁사 견제의 역할도 하고 있습니다. 또한 미래사업 진출을 대비한 선행 특허확보 활동으로써 新소재, 新Multimedia Codec, 차세대 무선통신 관련 특허들이 일부 차지하고 있어 향후 신규사업 진출시 사업보호의 역할이 기대되고 있습니다.

당사는 특허뿐 아니라 Global 시장점유율 1위 달성에 공헌한 다양한 슬림형 DTV 디자인 및 미주, 유럽시장에서 점차 점유율을 확대해 가고 있는 휴대폰 등에 적용된 당사 고유의 디자인을 보호하고자 디자인특허(의장권)확보도 강화하여 2009년에는 미국에서 541件의 디자인특허를 취득하였습니다.

나. 환경관련 규제사항

전자제품산업에 대한 환경규제는 친환경적인 제품생산을 위한 "제품환경규제"와 제품을 생산하고 있는 사업장의 친환경적으로 관리를 위한 "사업장관리 환경규제"등 크게 2가지로 구분되며 이에 대한 내용은 다음과 같습니다.

(제품 환경규제 준수)

전자제품은 일반적으로 소비자가 직접 휴대하거나, 가정에 설치하여 사용하고 있어 사용자 건강과 안전에 직간접적인 영향을 미칠 수 있기 때문에 관련 환경규제가 강화되고 있습니다. 이에 대해 당사는 부품 및 제품의 개발단계부터 제조, 유통, 사용, 폐기 등 제품의 전생애(Life Cycle)에 걸쳐 환경영향 최소화 활동을 하고 있습니다. 유해물질을 제거한 부품 공급을 위해 "협력회사 에코파트너 인증" 제도를 운영하고 개발단계에서 제품의 친환경 요소(자원사용 절감, 에너지 절약, 유해물질 저감, 친환경 소재 적용 등)를 제품에 반영하기 위해 "에코디자인 평가" 제도를 운영하며, 제품 사용 후 발생되는 폐전자제품을 회수하여 재활용하는 전국적 네트웍을 운영하고 있습니다. 이러한 활동은 전기전자제품 관련 국내외 환경법규를 준수할 뿐만 아니라 기업과 제품의 차별화 요소로 기여하고 있습니다.

국내의 주요 관련법률은 다음과 같습니다.

1. 전기전자제품및자동차의자원순환에관한법률
2. 자원의절약과재활용촉진에관한법률

(사업장관리 환경규제 준수)

제품생산과정에서 발생되는 오염물질의 배출을 최소화하기 위하여 대기오염방지시설, 수질오염방지시설과 같은 환경오염방지시설을 설치하여 운영함으로써 주변 환경에 대한 영향을 미치지 않도록 하고 있습니다. 이러한 사업장의 환경관리는 관련부처, 지방자치단체의 관리감독을 받고 있으며, 각 생산 사업장은 국제 환경안전보건경영시스템 인증(ISO14001, OHSAS18001)을 취득하여 자율관리 체제를 강화하고 있습니다.

국내의 주요 관련법률은 다음과 같습니다.

1. 환경오염물질 배출 : 수질및생태계보전에관한법률, 대기환경보전법,
   폐기물관리법, 소음진동규제법, 잔류성유기오염물질 관리법 등
2. 기타 사업장환경관리 : 유해화학물질관리법, 소음진동규제법,
   다중이용시설등의실내공기질관리법

III. 재무에 관한 사항

1. 요약연결재무정보

(단위 : 백만원)

구 분	제 41 기	제 40 기	제 39기	제 38기	제 37기
[유동자산]	62,069,194	48,968,556	41,901,014	34,988,905	33,399,152
・당좌자산	52,088,130	39,475,949	33,932,211	28,235,460	27,534,263
・재고자산	9,981,064	9,492,607	7,968,803	6,753,445	5,864,889
[비유동자산]	56,212,294	56,332,094	51,474,122	46,377,301	41,062,646
・투자자산	11,761,976	11,377,727	11,796,347	10,302,531	9,340,887
・유형자산	39,815,987	42,496,311	37,380,644	33,784,615	29,276,161
・무형자산	891,268	787,249	704,627	658,385	632,856
・기타비유동자산	3,743,063	1,670,807	1,592,504	1,631,770	1,812,742
자산총계	118,281,488	105,300,650	93,375,136	81,366,206	74,461,798
[유동부채]	37,719,141	32,207,070	29,795,976	25,522,871	24,908,590
[비유동부채]	7,508,055	10,169,626	7,607,252	7,903,468	7,945,797
부채총계	45,227,196	42,376,696	37,403,228	33,426,339	32,854,387
[자본금]	897,514	897,514	897,514	897,514	897,514
[연결자본잉여금]	6,652,110	6,588,861	6,574,995	6,364,604	6,338,460
[연결자본조정]	△8,255,659	△8,597,013	△8,747,381	△6,994,210	△5,343,046
[연결기타포괄손익누계액]	3,272,533	3,808,076	1,875,385	532,820	445,333
[연결이익잉여금]	64,261,204	55,419,571	51,065,174	44,463,683	37,369,265
[소수주주지분]	6,226,590	4,806,945	4,306,221	2,675,456	1,899,885
자본총계	73,054,292	62,923,954	55,971,908	47,939,867	41,607,411
매출액	138,993,671	121,294,319	98,507,817	85,834,604	80,893,276
영업이익	11,577,651	6,031,863	8,973,286	9,129,025	7,420,279
연결총당기순이익	10,229,921	5,890,214	7,922,981	8,193,659	6,907,067
지배회사지분순이익	9,649,487	5,525,904	7,420,579	7,926,087	7,640,092
소수주주지분순이익	580,434	364,310	502,402	267,572	△733,025
주당순이익(원)	65,499	37,684	49,502	52,880	49,969
연결에 포함된 회사수	122개	114개	109개	109개	105개

[Δ 는 부(-)의 수치임]

2. 연결재무제표 이용상의 유의점

가. 연결대상회사의 변동현황

사업연도	당기에 연결에 포함된 회사	전기대비 연결에 추가된 회사	전기대비 연결에서 제외된 회사
제41기	삼성광주전자(주) 등 122사	삼성모바일디스플레이 등 9사	부 품1호
제40기	삼성광주전자(주) 등 114사	SAMSUNG ELECTRONICS VIETNAM CO., LTD 등 10사	HANGZHOU SAMSUNG EASTCOM NETWORK TECHNOLOGY CO. LTD 등 5사
제39기	삼성광주전자(주) 등 109사	Samsung Electronics Slovakia LCD s.r.o 등 4사	삼성코닝(주) 등 4사
제38기	삼성광주전자(주) 등 109사	SAMSUNG TELECOMMUNICATIONS INDIA PRIVATE LIMITED 등 8사	보광5호 투자조합 등 4사
제37기	삼성광주전자(주) 등 105사	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN.BHD.등 5사	노비타(주) 등 4사

※ 제40기대비 제41기의 연결대상회사 변동현황은 신규 출자(SMD 등 7개),
100억이상 자산증가(SECH 등 2개) 및 청산 (부품1호 1개) 입니다.

나. 회계처리 방법 변경 및 연결재무제표 재작성 내용

(1) 제41기 연결재무제표
- 재무제표 재작성 사항 없음 -

(2) 제40기 연결재무제표
당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교표시된 제39기 재무제표의 주석은 개정된 기준에 따라 재작성되었습니다.

(3) 제39기 연결재무제표
당사의 연결재무제표는 대한민국에서 일반적으로 인정된 회계처리기준과 제39기부터 적용되는 기업회계기준서 제 25호 '연결재무제표'에 따라 작성되었습니다.
제39기에 연결회사는 대한민국의 기업회계기준서 제21호 '재무제표의 작성과 표시'

및제25호 '연결재무제표'에 따라 연결대차대조표의 자본을 지배회사지분과 소수주주지분으로 분류하고, 기존 자본조정항목을 자본조정과 연결기타포괄손익누계액으로 분류하였으며 기타비유동자산 등으로 일부 계정과목에 대한 분류를 변경하였습니다.또한 연결당기순이익에 주기로 기재되던 주당순이익을 연결손익계산서 본문에 표시하는 방식으로 변경하였으며, 연결자본변동표는 자본항목의 분류 변경을 반영하여 작성하였습니다. 한편 연결손익계산서의 당기순이익은 지배회사지분순이익과 소수주주지분순이익으로 분류하고, 연결포괄손익계산서를 연결손익계산서의 주석으로 작성하였습니다.

한편, 국내종속회사인 삼성카드(주)는 제39기에 기업회계기준서 제24호 '재무제표의 작성과 표시Ⅱ(금융업)'의 적용으로 영업외수익(비용)으로 분류하던 유가증권평가 및 처분이익(손실), 외화평가 및 거래이익(손실), 파생상품평가 및 거래이익(손실)과 유가증권 관련 배당금수익을 영업수익(영업비용)으로 분류하였습니다. 이에 따라 제38기 연결손익계산서의 영업외수익 144,926백만원 및 영업외비용 23,712백만원을 각각 매출액과 매출원가로 재분류하였습니다.

또한 당사는 당기에 삼성카드(주)가 영업수익으로 분류한 상각채권추심이익 및 영업비용으로 분류한 카드서비스비용, 리스제비용을 연결손익계산서의 판매비와관리비에서 매출액 및 매출원가로 분류를 변경하였으며, 이에 따라 제38기 연결손익계산서의 판매비와관리비 115,899백만원을 매출액 264,052백만원 및 매출원가 379,951백만원으로 각각 재분류하였습니다.

비교표시된 제38기 연결재무제표의 일부 계정과목을 제39기 연결재무제표의 표시방법에 따라 재분류하였으며, 이러한 재분류는 제38기에 보고된 순이익이나 순자산에 영향을 미치지 아니합니다.

한편, 당사의 연결재무제표는 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리' 및 회계기준원 질의회신 07-009 '적용의견서 06-2로 인한 지분법적용 및 연결재무제표 작성시의 법인세회계'를 적용하여 작성되었으며, 동 의견서 단서조항에 따라 비교표시되는 제38기 재무제표를 재작성하지 아니하였습니다.

(4) 제38기 연결재무제표

- 재무제표 재작성 사항 없음 -

(5) 제37기 연결재무제표

국내종속회사인 삼성카드(주)는 유동화대상인 신용카드자산을 포괄신탁하고 수탁자는 신탁자산에 대하여 1종 수익증권과 2종 수익증권을 발행하였습니다. 삼성카드(주)는 2종 수익증권을 인수하여 제36기까지 투자자산으로 계상하였으나 제37기부터 신용카드자산으로 계정을 재분류하였습니다. 이에 따라 제36기말 현재 단기매도가능증권 및 장기매도가능증권에 계상된 2종 수익증권 308,357백만원과 758,560백만원을 각각 단기대출채권 및 장기대출채권으로 계정 재분류하여 비교표시된 제36기 재무제표를 재작성 하였습니다.

다. 연결재무제표 작성기준

당사의 연결재무제표는 대한민국에서 일반적으로 인정된 회계처리기준에 따라 작성되었으며, 연결재무제표를 작성하기 위하여 채택한 중요한 회계정책은 2008년 12월 31일로 종료되는 회계연도에 적용한 회계정책과 동일합니다.

(1) 투자계정과 자본계정의 상계 -

연결회사는 당사의 투자계정과 이에 대응하는 종속회사의 자본계정 및 종속회사 상호간의 투자계정과 이에 대응하는 종속회사의 자본계정은 주식취득일에 가장 근접한 종속회사의 결산일을 기준으로 상계 제거하였습니다.

(2) 투자제거차액의 처리 -

연결회사의 투자계정의 금액과 이에 대응하는 종속회사의 자본계정의 금액이 일치하지 않는 경우에는 그 차액을 영업권 및 부의영업권으로 계상하여, 최초 발생연도부터 5년간에 걸쳐 정액법으로 상각(환입)하고 있습니다. 다만, 종속회사가 연결대상회사로된 이후, 종속회사의 주식을 소수주주로부터 추가로 취득하는 경우에 발생하는 투자제거차액은 연결자본잉여금으로 계상하고 있습니다.
또한 종속회사의 유상증자, 주식배당 또는 무상증자 등(이하 "증자등")으로 인하여 지배회사 지분가액의 변동분과 증자등으로 인하여 취득한 주식의 취득원가의 차액은 연결자본잉여금(연결자본조정)의 증감으로 처리하고 있습니다.

(3) 연결자본잉여금과 이익잉여금 -

주식취득일 또는 지배권 획득일 이후에 발생한 종속회사 및 지분법적용회사의 자본잉여금과 이익잉여금중 지배회사의 지분에 속하는 것은 각각 연결자본잉여금과 연결이익잉여금으로 처리하고 있습니다.

(4) 내부미실현손익의 제거 -

1) 내부미실현손익의 산정

연결회사가 연결재무제표 작성기준일 현재 각각 소유하고 있는 재고자산 및 유형자산에 포함된 미실현이익은 당해 판매회사의 해당 제품별·법인별 평균매출총이익률 등을 기초로 산정되었습니다. 다만, 평균매출총이익률보다 현저하게 높거나 낮은 이익률이 적용된 거래에 대하여는 그 매매거래에 적용한 이익률을 기초로 산정되었습니다.

2) 내부미실현손익의 제거

당사는 종속회사에 판매함으로써 발생한 미실현이익은 전액을 제거하여 당사지분에 부담시켰으며, 종속회사가 당사에 판매하거나 종속회사가 다른 종속회사에 판매함으로써 발생한 미실현이익은 전액 제거하여 당사의 지분과 소수주주지분에 비례하여 부담시켰습니다.

(5) 해외종속회사의 재무제표 환산 -

당사는 해외종속회사의 외화표시 재무제표 환산시 재무상태표항목은 보고기간종료일 현재의 환율로(단, 자본계정은 역사적환율 적용), 손익계산서 항목은 당해 회계연도의 평균환율을 적용하여 환산하고 있으며 이로 인하여 발생하는 차이를 해외사업환산손익으로 계상하고 지분비율에 따라 당사지분과 소수주주지분에 안분 처리하여 당사지분 해당액만 연결재무상태표상의 연결기타포괄손익누계액으로 표시하고 있습니다. 또한 현금흐름표 항목중 기초의 현금은 전기 보고기간종료일 현재의 환율로, 기말의 현금은 당기 보고기간종료일 현재의 환율로, 그외의 과목은 당해 회계연도의 평균환율을 적용하여 환산하고 있으며, 이로 인하여 발생하는 차이를 외화환산으로

인한 현금의 변동항목으로 표시하고 있습니다.

(6) 연결재무제표의 작성기준일 -

연결재무제표의 작성기준일은 당사의 결산일로 하였으며 종속회사의 결산일은 당사의 결산일과 일치합니다.

라. 한국채택국제회계기준의 조기도입

당사는 한국채택국제회계기준을 2010 회계연도에 조기도입하기로 (전환일: 2009년 1월1일) 결정하였으며, 도입과 관련한 주요 내용은 다음과 같습니다.

(1) 도입 준비계획 및 추진사항

당사는 한국채택국제회계기준을 조기도입하기 위하여 별도의 준비조직을 구성하고 한국채택국제회계기준으로의 전환을 준비하였으며, 동 업무는 아래의 3단계로 진행되었습니다.

1) 분석 및 계획수립 단계: 본 단계는 한국채택국제회계기준 도입이 회사의 현행 회계 및 재무보고 정책, 보고 실체 및 시스템에 미치는 영향 등에 대한 사전 분석을 포함합니다.

2) 설계 단계: 본 단계는 한국채택국제회계기준 도입에 따른 변화사항들이 회계정책, 재무정보 산출절차 및 시스템에 미치는 영향 등에 대한 상세분석과 동 영향 등에 대하여 임직원에 대한 교육을 포함하고 있습니다.

3)구축 단계: 본 단계는 파악된 변화사항들을 업무 프로세스 및 시스템에 구현하는 것을 포함합니다. 본 단계를 통해서 회사는 한국채택국제회계기준에 의한 신뢰성 있는 재무정보 산출이 가능할 것으로 판단하고 있습니다.

보고기간종료일 현재 상기 단계는 모두 완료되었으며, 당사는 전환일 및 그 이후 재무제표에 대하여 한국채택국제회계기준을 적용한 재무제표의 작성을 진행하고 있

습니다. 당사는 2010년의 모든 재무정보가 한국채택국제회계기준에 부합할 것으로 예상하고 있습니다.

(2) 회계정책의 주요 차이

당사가 선택한 한국채택국제회계기준 하의 회계정책과 현행 회계정책과의 주요한 차이는 다음과 같습니다.

1) 한국채택국제회계기준의 최초채택
현행 기업회계기준에서는 해당사항이 없으나 한국채택국제회계기준 도입 시 다음의 면제규정을 적용하였습니다.

- 사업결합 : 전환일 이전에 발생한 사업결합거래에 대해 기업회계기준서 제1103호(사업결합)의 규정을 소급하여 적용하지 아니함
- 간주원가로서의 공정가치 : 회사는 전환일에 토지의 공정가치를 측정하여 이를 간주원가로 사용함
- 누적환산차이 : 전환일에 모든 해외사업장에 대한 누적환산차이를 '영(0)'으로 간주함

2) 종업원급여

당사는 현행 기업회계기준에 의하여 임직원 퇴직금 지급규정에 따라 보고기간종료일 현재 1년 이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당부채로 설정하고 있습니다. 한국채택국제회계기준에서는 보험수리적 방법에 따라 퇴직급여채무를 측정하여야 합니다.

3) 무형자산

당사는 현행 기업회계기준에 따라 개발활동과 관련하여 발생한 지출을 당기비용으로 인식하고 있습니다. 한국채택국제회계기준에서는 개발활동과 관련하여 발생한 지출 중 특정 요건을 충족하는 경우에는 무형자산으로 인식합니다.

4) 사업결합으로 취득하는 영업권 또는 염가매수차익

당사는 현행 기업회계기준에 따라 사업결합으로 취득하는 영업권 또는 염가매수차익을 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하고 있습니다. 한국채택국제회계기준에서는 영업권 또는 염가매수차익을 상각 또는 환입하지 않으며, 영업권에 대해서는 매년 손상검사를 수행하고 염가매수차익은 당기손익으로 인식합니다.

(주) 현행 기업회계기준의 부의영업권을 한국채택국제회계기준에서는 염가매수차익이라 함

5) 금융자산 양도

당사는 현행 기업회계기준에 따라 매출채권 등 금융자산을 금융기관에 양도하는 경우 당사가 금융자산에 대한 통제권을 이전한 것으로 보아 매각거래로 인식하고 있습니다. 한국채택국제회계기준에서는 금융기관에 양도한 금융자산의 소유에 따른 위험과 보상을 대부분 보유하고 있는 경우 금융자산을 제거하지 않고 금융부채로 인식합니다.

6) 이연법인세

당사는 현행 기업회계기준에 따라 이연법인세자산 및 이연법인세부채를 관련된 항목의 재무상태표상의 분류에 따라 유동ㆍ비유동으로 구분하며, 재무상태표상 항목과 관련되지 않은 경우에는 예상 소멸시기에 따라 유동ㆍ비유동항목으로 구분표시하고 있습니다. 한국채택국제회계기준에서는 이연법인세자산 및 이연법인세부채는 비유동항목으로 표시하여야 합니다.

또한 당사는 현행 기업회계기준에 따라 종속회사 등에 대한 투자자산의 장부가액과 세무가액의 차이인 일시적차이에 대해 하나의 일시적차이로 보아 이연법인세자산 또는 이연법인세부채의 인식여부를 판단합니다. 한국채택국제회계기준에서는 일시적차이의 소멸방법에 따라 이연법인세자산 또는 이연법인세부채를 인식합니다.

(3) 연결대상기업의 변동

보고기간종료일 현재 한국채택국제회계기준의 도입으로 인한 연결대상 종속회사의 증감내역은 다음과 같습니다.

구분	내역	법인명
증가	종전 주식회사의외부감사에관한법률(이하 " 외감법") 시행령 제1조의3 제2항 1호에 의거 직전사업연도말의 자산총액이 100억원에 미달하여 연결재무제표 작성대상 종속회사에서 제외되었으나, 한국채택국제회계기준에서는 연결대상기업에 포함됨	월드사이버게임즈, 삼성전자축구단, SEMES America, Samsung Electronics Ukraine, Samsung Electronics Romania, Samsung Electronics Kazakhstan, Samsung Electronics Czech and Slovak s.r.o. Samsung Electronics Levant, Samsung Electronics European Holding, Batino Realty Corporation, Samsung Telecommunications Malaysia, Samsung Electronics Shenzhen, Samsung Electronics China R&D Center, Samsung Electronics Limited, Samsung Electronics Poland Manufactumg, Samsung Telecoms(UK)
증가	종전 조합은 법인격이 없는 기업으로 연결재무제표 작성대상 종속회사에서 제외되었으나, 한국채택국제회계기준에서는 연결대상기업에 포함됨	삼성벤처투자조합 6호, 7호 및 14호
감소	종전 외감법 시행령 제1조의3 제1항 2호에 의거 의결권있는 주식을 30%초과 소유하면서 최다출자자로 연결대상기업에 포함되었으나, 한국채택국제회계기준에서는 실질지배력이 없다고 판단되어 연결대상기업에서 제외됨	삼성카드

(4) 회사의 재무상태 및 경영성과에 미치는 영향

당사의 재무상태와 경영성과에 미치는 영향은 연결재무제표를 기준으로 작성된 것이며, 향후 추가적인 영향분석, 기준서 개정 등을 통하여 변동될 수 있습니다.

1) 2009년 1월 1일 (전환일) 현재 재무상태 조정내역(단위: 백만원)

구분	자산	부채	자본
현행 대한민국에서 일반적으로 인정된 회계처리기준	105,300,650	42,376,696	62,923,954
조정사항:			

연결대상기업의 변동	(12,972,168)	(10,649,400)	(2,322,768)
토지재평가	3,816,293	927,141	2,889,152
금융자산 양도	1,807,675	1,807,675	-
개발비 자산화	200,478	-	200,478
확정급여채무에 대한 보험수리적평가 및 종업원 누적유급휴가	-	186,978	(186,978)
투자지분에 대한 이연법인세 및 비유동 분류 · 상계(*)	(1,434,287)	(1,332,886)	(101,401)
재무제표 표시	(95,064)	-	(95,064)
공동지배기업 및 관계기업의 한국채택국제회계기준 도입효과	155,163	-	155,163
조정사항에 따른 법인세효과	(141)	2,010	(2,151)
조정액 합계	(8,522,051)	(9,058,482)	536,431
한국채택국제회계기준	96,778,599	33,318,214	63,460,385

(*) 상기의 금액은 이연법인세 효과를 포함한 금액입니다.

2) 2009년 12월31일 현재 재무상태 및 경영성과 조정내역 (단위: 백만원)

구분	자산	부채	자본	당기순이익
현행 대한민국에서 일반적으로 인정된 회계처리기준	118,281,488	45,227,196	73,054,292	10,229,921
조정사항:				
연결대상기업의 변동	(10,120,256)	(7,372,830)	(2,747,426)	(383,703)
토지재평가	3,804,404	924,525	2,879,879	(9,273)
금융자산 양도	754,969	754,969	-	-
개발비 자산화	214,451	-	214,451	13,973
확정급여채무에 대한 보험수리적평가 및 종업원 누적유급휴가	-	153,357	(153,357)	33,621
투자지분에 대한 이연법인세 및 비유동 분류 · 상계(*)	(874,056)	(564,016)	(310,040)	(170,028)
재무제표 표시	(143,058)	-	(143,058)	(47,994)
공동지배기업 및 관계기업의 한국채택국제회계기준 도입효과	266,742	-	266,742	108,163
조정사항에 따른 법인세효과	(4,895)	11,386	(16,281)	(14,130)
조정액 합계	(6,101,699)	(6,092,609)	(9,090)	(469,371)
한국채택국제회계기준	112,179,789	39,134,587	73,045,202	9,760,550

(*) 상기의 금액은 이연법인세 효과를 포함한 금액입니다.

3. 요약개별재무정보

(단위 : 백만원)

구 분	第 41기	第 40 기	第 39 기	第 38 기	第 37 기
[유동자산]	27,173,231	17,790,813	16,621,081	14,714,157	14,286,642
· 당좌자산	23,539,603	13,973,062	13,283,209	11,494,683	11,377,195
· 재고자산	3,633,628	3,817,751	3,337,872	3,219,474	2,909,447
[비유동자산]	58,850,923	54,728,407	48,604,171	43,094,971	36,252,128
· 투자자산	26,624,069	21,653,050	17,121,525	12,645,266	9,984,599
· 유형자산	28,502,424	31,249,823	29,777,382	28,820,442	24,650,194
· 무형자산	640,381	653,059	568,316	522,378	465,801
· 기타비유동자산	3,084,049	1,172,475	1,136,948	1,106,885	1,151,534
자산총계	86,024,154	72,519,220	65,225,252	57,809,128	50,538,770
[유동부채]	16,549,999	11,721,362	10,802,346	9,635,015	8,345,275
[비유동부채]	2,649,444	2,684,368	2,862,282	2,976,529	2,587,255
부채총계	19,199,443	14,405,730	13,664,628	12,611,544	10,932,530
[자본금]	897,514	897,514	897,514	897,514	897,514
[자본잉여금]	6,651,855	6,589,580	6,574,996	6,367,244	6,365,315
[자본조정]	△8,255,659	△8,597,013	△8,747,381	△6,980,870	△5,353,954
[기타포괄손익누계액]	3,274,410	3,807,357	1,872,818	556,924	425,294
[이익잉여금]	64,256,591	55,416,052	50,962,677	44,356,772	37,272,071
자본총계	66,824,711	58,113,490	51,560,624	45,197,584	39,606,240
매출액	89,772,834	72,952,991	63,175,968	58,972,765	57,457,670
영업이익	6,348,528	4,134,070	5,942,855	6,933,933	8,059,775
당기순이익	9,649,487	5,525,904	7,425,016	7,916,491	7,610,755
기본주당순이익(단위:원)	65,499원	37,684원	49,532원	52,816원	49,777원

[Δ 는 부(-)의 수치임]

※ 제40기 재무제표는 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 및 제37기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 제40기 기초잔액에 반영함.

4. 개별재무제표 이용상의 유의점

가. 회계처리 방법 변경 및 재무제표 재작성 내용

(1) 제41기 재무제표

- 재무제표 재작성 사항 없음 -

(2) 제40기 재무제표

당사는 대한민국의 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하였습니다. 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다. 다만, 기업회계기준서 제15호의 경과조치에 따라 제39기 이전의 재무제표는 재작성하지 아니하였습니다. 이러한 회계정책의 변경으로 인하여 전기말의 자본잉여금, 자본조정 및 기타포괄손익누계액은 각각 211,463백만원 증가, 65,086백만원 감소 및 146,377백만원 감소하였습니다.

또한, 당사는 2008년 2월 22일에 개정된 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'에 따라 지분법적용 피투자회사 등에 대한 투자자산과 관련된 이연법인세의 인식방법을 변경하였습니다. 다만, 제40기에 개정된 의견서를 처음으로 적용하여 비교표시되는 제39기 재무제표는 재작성하지 아니하였으며, 회계정책의 변경에 따른 소급적용 효과를 제40기의 기초 잔액에 반영하였습니다. 이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 제40기 기초의 자본잉여금, 이익잉여금,기타포괄손익누계액 및 이연법인세부채는 각각 1백만원 감소, 98,980백만원 증가, 1,950백만원 증가 및 100,929백만원 감소하였습니다.

한편, 당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교표시된 제39기 재무제표의 주석은 개정된 기업회계기준서 제20호에 따라 재작성되었습니다.

(3) 제39기 재무제표

당사는 대한민국의 기업회계기준서 제21호 '재무제표의 작성과 표시'에 따라 자본변동표를 재무제표에 포함하였으며, 기존 자본조정항목을 자본조정과 기타포괄손익누계액으로 분류하고 기타비유동자산등으로 일부 계정과목에 대한 분류를 변경하였습니다. 또한, 당기순이익에 주기로 기재되던 주당순이익을 손익계산서 본문에 표시하

는 방식으로 변경하고, 포괄손익계산서를 손익계산서의 주석으로 작성하였습니다.
비교표시된 제38기 재무제표의 일부 계정과목은 제39기 재무제표의 표시방법에 따라 재분류하였으며, 이러한 재분류는 제38기에 보고된 순이익이나 순자산에 영향을 미치지 아니합니다. 다만, 기업회계기준서 제21호의 경과조치에 의하여 동 기준서를 처음으로 적용하는 회계연도의 제39기 자본변동표는 비교식으로 작성되지 아니하였습니다.
또한, 대한민국의 기업회계기준서 제23호 '주당이익'에 따라 회사가 우선주를 매입하는 경우 우선주의 장부금액을 초과하여 지불하는 매입대가를 주당이익 산정시 보통주에 귀속되는 이익에서 차감하는 방법으로 변경하였습니다.
한편, 당사의 재무제표는 2006년 12월 29일부터 시행된 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 작성되었으며, 비교표시된 제38기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다.
이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 2007년 12월 31일로 종료되는 회계기간의 법인세비용과 이익잉여금이 각각 26,648백만원만큼 증가 및 130,065백만원만큼 감소하였고 이연법인세부채가 190,833백만원만큼 증가하였으며, 지분법자본변동과 부의지분법자본변동이 각각 92,254백만원과 31,486백만원만큼 감소하였습니다.
회계정책의 변경으로 인한 비교표시된 제38기 재무제표와 이전 기간 재무제표의 중요변동항목의 내역은 다음과 같습니다.

- 제38기 변동항목(단위:백만원)

	변경전	변동금액	변경후
이연법인세부채	1,158,802	63,013	1,221,815
미처분이익잉여금	7,851,731	(103,417)	7,748,314
지분법자본변동	540,888	(27,783)	513,105
부의지분법자본변동	(533,266)	68,187	(465,079)
법인세비용	1,290,110	9,596	1,299,706
당기순이익	7,926,087	(9,596)	7,916,491
주당순이익(단위:원)	52,880	(64)	52,816
희석주당순이익(단위:원)	52,120	(63)	52,057

- 제37기 변동항목(단위:백만원)

	변경전	변동금액	변경후
이연법인세부채	865,761	50,370	916,131
미처분이익잉여금	7,563,591	(93,821)	7,469,770
지분법자본변동	498,476	(21,244)	477,232
부의지분법자본변동	(477,416)	64,695	(412,721)
법인세비용	1,230,259	29,458	1,259,717
당기순이익	7,640,213	(29,458)	7,610,755
주당순이익(단위:원)	49,970	(193)	49,777
희석주당순이익(단위:원)	49,128	(189)	48,939

(4) 제38기 재무제표

- 재무제표 재작성 사항 없음 -

(5) 제37기 재무제표

당사는 대한민국의 기업회계기준서 제15호 '지분법'에 따라 지분법손익과 지분법자본변동 및 부의지분법자본변동을 각각 순액으로 인식하는 방법에서 총액으로 인식하는 방법으로 변경하였으며, 내부미실현손익의 제거시 지분율 고려 방법을 변경하였습니다. 또한, 대한민국의 기업회계기준서 제16호 '법인세회계'에 따라 이연법인세자산과 이연법인세부채를 대차대조표상 유동과 비유동항목으로 분류하고, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하는 방법으로 변경하였으며 자본항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과를 관련 자본항목에 직접 반영하는 방법을 적용하였습니다. 이러한 회계정책의 변경으로 인하여 종전의 방식에 의하였을 때 보다 자본조정이 136,849백만원 감소하였고 이연법인세부채는 136,849백만원이 증가하였으며, 당기순이익에는 영향을 미치지 아니합니다.

나. 개별재무제표작성기준

(1) 수익인식

당사는 재화의 판매, 용역의 제공이나 자산의 사용에 대하여 받았거나 또는 받을 대가의 공정가액으로 수익을 측정하고 있으며, 부가가치세, 매출에누리와 할인 및 환입은 수익에서 차감하고 있습니다. 당사는 수익을 신뢰성 있게 측정할 수 있으며 관련된 경제적 효익의 유입 가능성이 매우 높은 경우에 수익을 인식하고 있습니다.
당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

(2) 대손충당금
당사는 보고기간종료일 현재의 매출채권과 기타채권 잔액에 대하여 합리적이고 객관적인 기준에 따라 산출한 대손추산액을 대손충당금으로 설정하고 있습니다.

(3) 재고자산
당사의 재고자산의 수량은 계속기록법과 정기적으로 실시하는 실지재고조사에 의하여 확정되며, 총평균법을 적용하여 산정한 원가로 평가되고 있습니다. 또한, 재고자산의 시가가 취득원가보다 하락한 경우에는 시가(제품, 상품 및 재공품의 시가는 순실현가능가액, 원재료의 시가는 현행대체원가)를 재무상태표 가액으로 하고 있습니다. 다만, 재고자산의 평가손실을 초래했던 상황이 해소되어 새로운 시가가 장부금액보다 상승한 경우에는 최초의 장부금액을 초과하지 않는 범위 내에서 평가손실을 환입하고 있으며, 재고자산평가손실의 환입은 매출원가에서 차감하고 있습니다. 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

(4) 유가증권
유가증권은 총평균법을 적용하여 원가를 산정하고 있으며, 당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은 유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고있으나 보고기간종료일로부터 1년 이내에 만기가 도래하거나 또는 매도 등에 의하여 처분할 것이 거의 확실한 경우에는 유동자산으로 분류하고 있습니다. 매도가능증권은 공정가액으로 평가하고 있습니다. 다만, 매도가능증권 중 시장성이 없는 지분증권

의 공정가액을 신뢰성 있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다.
매도가능증권평가손익은 기타포괄손익누계액으로 인식하고 그 매도가능증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다.

(5) 지분법적용투자주식

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분법적용투자주식은 취득원가에 취득시점 이후 발생한 지분변동액을 가감하여 처리하고 있습니다. 피투자회사의 지분변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 당기손익(지분법손익)으로, 중대한 오류 또는 회계정책의 변경에 의한 전기이월이익잉여금의 증감으로 인한 경우에는 전기이월이익잉여금의 증감으로, 이를 제외한 자본의 증감으로 인하여 발생한 경우에는 기타포괄손익누계액(지분법자본변동)의 증감으로 처리하고 있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 회사의 투자계정의 금액과 피투자회사의 순자산가액중 회사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 한편, 피투자회사의 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 처분손익으로 처리하고 있습니다. 다만, 피투자회사 연결대상종속회사가 된 이후 종속회사가 유상증자 등을 실시함에 따라 회사의 지분율이 변동된 경우에 발생하는 투자차액은 자본잉여금(자본조정)으로 계상하고 있습니다.

2) 내부미실현손익의 제거

당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 회사의 지분율을 곱한 금액) 중 보고기간종료일 현재 보유자산의 장부가액에 반영되어 있는 부분을 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경우, 회사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 보고기간 종료일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다.

3) 해외피투자회사 재무제표의 환산

당사는 해외피투자회사의 외화표시 재무제표 환산시 재무상태표항목은 보고기간종료일 현재의 환율로(단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당기의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채를 차감한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 감사 또는 검토를 받지 아니한 재무제표의 이용

당사의 지분법적용대상 피투자회사 중 일부는 감사보고서일 현재까지 외부감사인으로부터의 감사나 검토가 완료되지 아니하여 지분법 평가시 감사나 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 감사를 받지 아니한 재무제표와 감사받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

(6) 유형자산

유형자산의 취득원가는 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출 등으로 구성되어 있습니다. 다만, 재평가된 자산은 재평가액으로 평가하고 있습니다. 유형자산의 취득 또는 완성 후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래 경제적 효익을 증가시키는 경우에는 자본적 지출로 인식하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다.

당사의 유형자산은 취득원가에서 당사가 추정한 추정내용연수에 따라 정액법에 의하여 산정된 감가상각누계액을 차감하는 형식으로 재무상태표에 표시하고 있습니다. 각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

	대표추정내용연수		대표추정내용연수
건 물	15, 30 년	공구기구비품	5 년
구 축 물	15 년	차량운반구	5 년
기 계 장 치	5 년		

(7) 무형자산

무형자산의 취득원가는 구입원가와 자산을 사용할 수 있도록 준비하는데 직접 관련

된 지출로 구성되어 있습니다. 당사는 무형자산을 취득원가에서 당사가 추정한 내용연수와 정액법에 따라 산정된 상각누계액을 차감한 금액으로 표시하고 있습니다

	대표추정내용연수		대표추정내용연수
영 업 권	5 년	기타의 무형자산	5 년
산업재산권	10 년		

(8) 리스

1) 금융리스

당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 리스이용자에게 이전하는 경우 금융리스로 분류하고 금융리스의 리스순투자와 동일한 금액을 금융리스채권으로 인식합니다. 당사는 체계적이고 합리적인 방법으로 리스기간동안 이자수익을 배분하며 이 경우 이자수익은 리스제공자의 금융리스 순투자 미회수분에 대하여 유효이자율법을 적용하여 인식하고 매 기간별 리스료는 금융리스채권 회수액과 이자수익으로 구분하여 회계처리합니다.

2) 운용리스

당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 이전하지 않는 경우 운용리스로 분류하고, 운용리스자산의 성격에 따라 유형자산으로 계상하고 있습니다. 리스자산의 보증잔존가치를 제외한 최소리스료에 대해서 리스기간에 걸쳐 균등하게 배분된 금액을 수익으로 인식하고 있습니다.

(9) 자산의 감액

당사는 재무상태표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부금액에 미달하고 그 미달액이 중요한 경우에는 이를 장부금액에서 직접 차감하여 회수가능가액으로 조정하고, 장부금액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다. 다만, 감액한 자산의 회수가능가액이 차기 이후에 장부금액을 초과하는 경우에는 당해 자산이 감액되지 않았을 경우의 장부금액을 한도로 하여 그 초과액을 동 자산에 대한 감액손실환입의 과목으로 하여 당기이익으로 처리하고 있습니다. 다만, 감액된 영업권은 추후에 환입되지 않습니다.

(10) 사채할인발행차금

당사는 사채할인발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유효이자율법을 적용하여 상각하고, 동 상각액을 이자비용에 가산하여 처리하고 있습니다.

(11) 채권ㆍ채무의 현재가치 평가

당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발생하는 채권ㆍ채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권ㆍ채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권ㆍ채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으로 인식하고 있습니다.

(12) 법인세비용과 이연법인세

법인세비용은 법인세법 등의 법령에 의한 법인세부담액에 이연법인세 변동액을 가감하여 계상하고 있습니다. 자산ㆍ부채의 장부금액과 세무가액의 차이인 일시적차이 중 미래기간의 과세소득을 증가시키는 가산할 일시적차이에 대한 법인세효과는 예외항목에 해당되지 않는 경우 전액 이연법인세부채로 인식하고 있습니다. 미래기간의 과세소득을 감소시키는 차감할 일시적차이 및 이월세액공제와 세액감면 등에 대한 법인세효과는 향후 과세소득의 발생이 거의 확실하여 미래의 법인세 절감효과가 실현될 수 있을 것으로 기대되는 경우에 이연법인세자산으로 인식하고 있습니다. 또한, 자본계정에 직접 가감되는 항목과 관련된 법인세부담액과 이연법인세는 자본계정에 직접 가감하고 있습니다. 이연법인세자산과 이연법인세부채는 재무상태표상에 유동과 비유동 항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

(13) 퇴직급여충당부채
당사는 임직원 퇴직금 지급규정에 따라 당기말 현재 1년이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당부채로 설정하고 있습니다.
당사는 수익자인 종업원의 퇴직금 수급권을 보장하는 퇴직보험에 가입하고 있으며, 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다.

당사는 근로자퇴직급여보장법에 따른 확정급여형 퇴직연금제도를 삼성생명보험과 계약하여 운용하고 있으며, 퇴직연금제도에서 운용되는 자산은 퇴직연금운용자산의 과목으로 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다. 당사는 퇴직연금제도의 규약에서 임직원이 연금수령을 선택한 경우, 당사가 퇴직일시금 상당액으로 일시납 연금상품을 구매하도록 하였으며, 당사에게는 퇴직일시금을 지급할 의무만 있을 뿐 임직원이 퇴직한 이후에 연금을 지급할 의무는 없습니다.

(14) 외화 자산과 부채의 환산
당사는 보고기간종료일 현재의 적정한 환율에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

(15) 주식선택권
주식결제형 주식기준보상거래의 경우 제공받는 재화나 용역의 공정가치로 측정하며, 종업원의 용역제공과 같이 제공받는 재화나 용역의 공정가치를 신뢰성 있게 측정할 수 없는 경우에는 부여한 지분상품의 공정가치에 기초하여 재화나 용역의 공정가치로 간접 측정하고 그 금액을 보상원가와 자본조정으로 회계처리하고 있습니다.

라. 한국채택국제회계기준 도입 준비상황(개별)

당사는 한국채택국제회계기준을 2010 회계연도에 조기도입하기로(전환일: 2009년 1월1일) 결정하였으며, 도입과 관련한 주요 내용은 다음과 같습니다.

가. 도입 준비계획 및 추진사항 -

당사는 한국채택국제회계기준을 조기도입하기 위하여 별도의 준비조직을 구성하고 한국채택국제회계기준으로의 전환을 준비하였으며, 동 업무는 아래의 3단계로 진행되었습니다.

(1) 분석 및 계획수립 단계: 본 단계는 한국채택국제회계기준 도입이 당사의 현행 회계 및 재무보고 정책, 보고 실체 및 시스템에 미치는 영향 등에 대한 사전 분석을 포함합니다.

(2) 설계 단계: 본 단계는 한국채택국제회계기준 도입에 따른 변화사항들이 회계정책, 재무정보 산출절차 및 시스템에 미치는 영향 등에 대한 상세분석과 동 영향 등에 대하여 임직원에 대한 교육을 포함하고 있습니다.

(3) 구축 단계: 본 단계는 파악된 변화사항들을 업무 프로세스 및 시스템에 구현하는 것을 포함합니다. 본 단계를 통해서 당사는 한국채택국제회계기준에 의한 신뢰성 있는 재무정보 산출이 가능할 것으로 판단하고 있습니다.

보고기간종료일 현재 상기 단계는 모두 완료되었으며, 당사는 전환일 및 그 이후 재무제표에 대하여 한국채택국제회계기준을 적용한 재무제표의 작성을 진행하고 있습니다.당사는 2010년의 모든 재무정보가 한국채택국제회계기준에 부합할 것으로 예상하고있습니다.

나. 회계정책의 주요 차이 -

당사가 선택한 한국채택국제회계기준 하의 회계정책과 현행 회계정책과의 주요한 차

이는 다음과 같습니다.

(1) 한국채택국제회계기준의 최초채택

현행 기업회계기준에서는 해당사항이 없으나 한국채택국제회계기준 도입 시 다음의 면제규정을 적용하였습니다.

1) 사업결합: 전환일 이전에 발생한 사업결합거래에 대해 기업회계기준서 제1103호(사업결합)의 규정을 소급하여 적용하지 아니함
2) 간주원가로서의 공정가치: 당사는 전환일에 토지의 공정가치를 측정하여 이를 간주원가로 사용함
3) 누적환산차이: 전환일에 모든 해외사업장에 대한 누적환산차이를 ‘영(0)’으로 간주함
4) 전환일에 별도재무제표상 종속기업, 공동지배기업 및 관계기업에 대한 투자자산에 대하여 과거회계기준에서 계상된 장부가액을 간주원가로 적용함

㈜ 별도재무제표란 지배기업, 관계기업의 투자자 또는 공동지배기업의 참여자가 투자자산을 피투자자의 보고된 성과와 순자산에 근거하지 않고 직접적인 지분투자에 근거한 회계처리로 표시한 재무제표임.

(2) 종속기업 등에 대한 투자자산

당사는 현행 기업회계기준에 따라 개별재무제표에서 종속기업 등에 대한 투자자산에 대하여 지분법을 적용하고 있으나, 한국채택국제회계기준에 따른 별도재무제표를 작성하는 경우 종속기업, 공동지배기업 및 관계기업에 대한 투자자산을 원가법을 적용하기로 선택하였습니다.

(3) 종업원급여

당사는 현행 기업회계기준에 의하여 임직원 퇴직금 지급규정에 따라 보고기간종료일 현재 1년 이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당부채로 설정하고 있습니다. 한국채택국제회계기준에서는 보험

수리적 방법에 따라 퇴직급여채무를 측정합니다.

(4) 무형자산

당사는 현행 기업회계기준에 따라 개발활동과 관련하여 발생한 지출을 당기비용으로 인식하고 있습니다. 한국채택국제회계기준에서는 개발활동과 관련하여 발생한 지출 중 특정 요건을 충족하는 경우에는 무형자산으로 인식합니다.

(5) 사업결합으로 취득하는 영업권 또는 염가매수차익

당사는 현행 기업회계기준에 따라 사업결합으로 취득하는 영업권 또는 염가매수차익을 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하고 있습니다. 한국채택국제회계기준에서는 영업권 또는 염가매수차익을 상각 또는 환입하지 않으며, 영업권에 대해서는 매년 손상검사를 수행하고 염가매수차익은 당기손익으로 인식합니다.

㈜ 현행 기업회계기준의 부의영업권을 한국채택국제회계기준에서는 염가매수차익이라 함

(6) 금융자산 양도

당사는 매출채권 등 금융자산을 금융기관에 양도하는 경우 현행 기업회계기준에 따라 당사가 금융자산에 대한 통제권을 이전한 것으로 보아 매각거래로 인식하고 있습니다. 한국채택국제회계기준에서는 금융기관에 양도한 금융자산의 소유에 따른 위험과 보상을 대부분 보유하고 있는 경우 금융자산을 제거하지 않고 금융부채로 인식합니다.

(7) 이연법인세

당사는 현행 기업회계기준에 따라 이연법인세자산 및 이연법인세부채를 관련된 항목의 재무상태표상의 분류에 따라 유동 · 비유동으로 구분하며, 재무상태표상 항목과 관련되지 않은 경우에는 예상 소멸시기에 따라 유동 · 비유동항목으로 구분표시하고 있습니다. 한국채택국제회계기준에서는 이연법인세자산 및 이연법인세부채는 비유

동항목으로 표시하여야 합니다.

또한 당사는 현행 기업회계기준에 따라 종속회사 등에 대한 투자자산의 장부가액과 세무가액의 차이인 일시적차이에 대해 하나의 일시적차이로 보아 이연법인세자산 또는 이연법인세부채의 인식여부를 판단합니다. 한국채택국제회계기준에서는 일시적차이의 소멸방법에 따라 이연법인세자산 또는 이연법인세부채를 인식합니다.

다. 연결대상기업의 변동 -

보고기간종료일 현재 한국채택국제회계기준의 도입으로 인한 연결대상 종속회사의 증감내역은 다음과 같습니다.

구분	내역	법인명
증가	종전 주식회사의외부감사에관한법률(이하 " 외감법") 시행령 제1조의3 제2항 1호에 의거 직전 사업연도말의 자산총액이 100억원에 미달하여 연결재무제표 작성대상 종속회사에서 제외되었으나, 한국채택국제회계기준에서는 연결대상기업에 포함됨	월드사이버게임즈, 삼성전자축구단, SEMES America, Samsung Electronics Ukraine, Samsung Electronics Romania, Samsung Electronics Kazakhstan, Samsung Electronics Czech and Slovak s.r.o. Samsung Electronics Levant, Samsung Electronics European Holding, Batino Realty Corporation, Samsung Telecommunications Malaysia, Samsung Electronics Shenzhen, Samsung Electronics China R&D Center, Samsung Electronics Limited, Samsung Electronics Poland Manufacturing, Samsung Telecoms(UK)
증가	종전 조합은 법인격이 없는 기업으로 연결재무제표 작성대상 종속회사에서 제외되었으나, 한국채택국제회계기준에서는 연결대상기업에 포함됨	삼성벤처투자조합 6호, 7호 및 14호
감소	종전 외감법 시행령 제1조의3 제1항 2호에 의거 의결권있는 주식을 30%초과 소유하면서 최다출자자로 연결대상기업에 포함되었으나, 한국채택국제회계기준에서는 실질지배력이 없다고 판단되어 연결대상기업에서 제외됨	삼성카드

라. 회사의 재무상태 및 경영성과에 미치는 영향

당사의 재무상태와 경영성과에 미치는 영향은 개별재무제표를 기준으로 작성된 것이며, 향후 추가적인 영향분석, 기준서 개정 등을 통하여 변동될 수 있습니다.

(1) 2009년 1월 1일 (전환일) 현재 재무상태 조정내역(단위: 백만원).

구분	자산	부채	자본
현행 대한민국에서 일반적으로 인정된 회계처리기준	72,519,221	14,405,730	58,113,491
조정사항:			
토지재평가	3,816,293	927,141	2,889,152
금융자산 양도	3,488,144	3,488,144	-
개발비 자산화	200,478	-	200,478
확정급여채무에 대한 보험수리적평가 및 종업원 누적유급휴가	-	202,971	(202,971)
투자지분에 대한 이연법인세 및 비유동 분류 · 상계	(1,366,927)	(1,301,784)	(65,143)
조정사항에 따른 법인세효과	-	13	(13)
조정액 합계	6,137,988	3,316,485	2,821,503
한국채택국제회계기준	78,657,209	17,722,215	60,934,994

(2) 2009년 12월 31일 현재 재무상태 및 경영성과 조정내역(단위: 백만원).

구분	자산	부채	자본	당기순이익
현행 대한민국에서 일반적으로 인정된 회계처리기준	86,024,154	19,199,443	66,824,711	9,649,487
조정사항:				
토지재평가	3,804,404	924,525	2,879,879	(9,273)
금융자산 양도	3,579,760	3,579,760	-	-
개발비 자산화	214,451	-	214,451	13,973
확정급여채무에 대한 보험수리적평가 및 종업원 누적유급휴가	-	175,702	(175,702)	27,269
투자지분에 대한 이연법인세 및 비유동 분류 · 상계(*)	(854,084)	(1,033,936)	179,852	348,908
지분법 취소 및 배당금 수익	(3,159,331)	-	(3,159,331)	(3,812,843)
조정사항에 따른 법인세효과	-	9,394	(9,394)	(9,381)
조정액 합계	3,585,200	3,655,445	(70,245)	(3,441,347)
한국채택국제회계기준	89,609,354	22,854,888	66,754,466	6,208,140

(*) 상기의 금액은 이연법인세 효과를 포함한 금액입니다.

IV. 감사인의 감사의견 등

1. 감사인에 관한 사항

삼일회계법인은 당사의 제39기, 제40기, 제41기 감사를 수행하였습니다. 감사관련하여 제39기, 제40기, 제41기에 대한 감사의견은 적정입니다.
그리고 당사의 종속회사중 적정의견 이외의 감사의견을 받은 회사는 없습니다.
또한, 당사의 종속회사가 당기중에 감사인을 변경한 경우는 없으며, 당기에 새로 설립된 3개 종속회사(SECH, SETK, SEMRC)의 감사인은 모두 PWC(Pricewaterhouse Coopers)입니다.

<제41기 감사일정>

구분	중간감사	결산감사
연 결	2009.12.7 ~ 12.24	2010.1.5 ~ 2.17
개 별	2009.12.7 ~ 12.24	2010.1.11 ~ 2.17

[감사용역 체결 현황] (단위 : 백만원)

사업연도	감사인	내 용	보수	총소요시간
제41기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,159	40,500
제40기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,200	44,450
제39기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,220	48,060

당사의 감사인인 삼일회계법인은 회계감사 용역외에 하기 내용의 비감사용역을 수행하였으며, 당사는 용역의 대가로 당기 4,682백만원을 지급하였습니다.

[비감사용역 계약체결 현황] (단위 : 백만원)

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
	2008년 12월	세무자문업무	2009.01 - 2009.12	195	
	2008년 01월	국제회계기준관련 자문업무	2009.01 - 2009.12	980	

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제41기	2009년 04월	전사적위험관리체제자문업무	2009.04 - 2009.12	1,152	
	2005년 12월	해외 재무프로세스 통합 자문업무	2009.01 - 2009.12	2,272	
		기 타		83	
	소 계			4,682	
제40기	2007년 12월	세무자문 업무	2008.01 - 2008.12	106	
	2008년 01월	국제회계기준관련 자문업무	2008.01 - 2008.12	1,350	
	2005년 12월	해외 재무프로세스 통합 자문업무	2008.01 - 2008.12	2,245	
		기 타		71	
	소 계			3,772	
제39기	2007년 4월	이전가격 검토 지원업무	2007.04 - 2007.07	194	
	2006년 12월	세무자문 업무	2007.01 - 2007.12	329	
	2006년 11월	자산계정 정밀검토 지원업무	2006.11 - 2007.01	508	
	2005년 12월	해외 재무프로세스 통합 자문업무	2007.01 - 2007.12	2,436	
		기 타		4	
	소 계			3,471	

V. 이사의 경영진단 및 분석의견

1. 예측정보에 대한 주의사항

본 자료는 미래에 대한 "예측정보"를 포함하고 있습니다.
이는 과거가 아닌 미래의 사건과 관계된 것으로 회사의 향후 예상되는 경영현황 및 재무실적을 의미하고, 표현상으로는 '예상', '전망', '계획', '기대' 등과 같은 단어를 포함합니다.

"예측정보"는 그 성격상 불확실한 사건들을 언급하는데, 회사의 향후 경영현황 및 재무실적에 긍정적 또는 부정적으로 영향을 미칠 수 있는 불확실성에는 다음과 같은 것들이 포함됩니다.

· 환율, 이자율 등의 변동을 포함한 국내· 외 금융 시장의 동향
· 사업의 처분, 매수 등을 포함한 회사의 전략적인 의사결정
· 반도체, LCD, 정보통신, 디지털미디어 등 회사가 영위하는 주요사업 분야의 예상치 못한 급격한 여건변화
· 기타 경영현황 및 재무실적에 영향을 미칠 수 있는 국내· 외적 변화

이러한 불확실성으로 인해 회사의 실제 미래실적은 "예측정보"에 명시적 또는 묵시적으로 포함된 내용과 중대한 차이가 있을 수 있음을 양지하시기 바랍니다.

당사는 동 예측정보 작성시점 이후에 발생하는 위험 또는 불확실성을 반영하기 위하여 예측정보에 기재한 사항을 수정하는 정정보고서를 공시할 의무는 없습니다.

2. 개요

2009년 당사는 그 어느 때보다 어려운 경영 여건과 치열한 생존 경쟁 속에서도 좋은 성과를 이루어 냈습니다. 메모리, 휴대폰, LCD, TV 등 주력 사업에서 확고한 우위를 점하였으며, 컴퓨터, 생활가전, 프린터, 시스템 LSI 사업도 매출과 이익이 대폭 성장하는 등 全사업의 경쟁력이 강화 되었습니다.

TV 부문은 LCD TV 시장 지배력 강화 및 LED TV 본격 출시에 따라 실적이 큰 폭으로 개선 되었으며, 명실상부한 글로벌 1位 업체로서의 위상을 보다 확고히 하였습니다.
휴대폰 부문은 터치폰 및 스마트폰 등 신제품 라인업 강화와 신흥시장 M/S 확대 전략이 주효하며 판매량이 2.2억대를 초과하고 글로벌 시장 점유율도 20%를 달성하는 高성장을 지속하였습니다.(Global기준)
메모리 사업은 예상보다 견조한 수요 및 제한적인 공급에 따라 당초 전망 대비 견조한 실적을 기록했으며, 원가절감 노력과 기술력을 바탕으로 시장 지배력을 강화했습니다.
LCD 부문은 예상보다 빠른 수급 개선下에, LED 패널 등 차별화된 기술과 원가경쟁력을 바탕으로 업계 최고 수준의 이익률을 유지하면서 후발업체들과의 격차를 지속 확대하였습니다.

향후 당사는 기존 IT로 대표되는 Infotainment 사업을 기반으로, 건강과 환경, 에너지 등 Lifecare 사업으로 도메인을 확장하여 2020年에는 매출 4,000억불, 브랜드 가치 Top 5 달성 뿐만 아니라 가장 존경받는 기업, 가장 혁신적인 기업 부문에서 Top Class가 되고자 최선을 다할 것입니다.

3. 재무상태 및 영업실적

가. 재무상태

(단위 : 백만원)

구 분	제 41 기	제 40 기	증 감	증감율
자산총계	86,024,154	72,519,220	13,504,934	18.6%
유동자산	27,173,231	17,790,813	9,382,418	52.7%
- 당좌자산	23,539,603	13,973,062	9,566,541	68.5%
- 재고자산	3,633,628	3,817,751	△184,123	△4.8%
비유동자산	58,850,923	54,728,407	4,122,516	7.5%
- 투자자산	26,624,069	21,653,050	4,971,019	23.0%

구 분	제 41 기	제 40 기	증 감	증감율
- 유형자산	28,502,424	31,249,823	△2,747,399	△8.8%
- 무형자산	640,381	653,059	△12,678	△1.9%
- 기타비유동자산	3,084,049	1,172,475	1,911,574	163.0%
부채총계	19,199,443	14,405,730	4,793,713	33.3%
유동부채	16,549,999	11,721,362	4,828,637	41.2%
비유동부채	2,649,444	2,684,368	△34,924	△1.3%
자본총계	66,824,711	58,113,490	8,711,221	15.0%
부채와 자본총계	86,024,154	72,519,220	13,504,934	18.6%
자기자본비율	77.7%	80.1%	△2.4%	-
부채비율	28.7%	24.8%	3.9%	-
재고자산회전율	18.4회	15.5회	2.9회	-

[△는 부(-)의 수치임]

- 제41기 당사의 자산은 전년대비 18.6% 증가하였습니다. 자산의 주요 증가 원인은 당기순이익 증가에 따른 현금성 자산의 증가와 해외법인의 영업실적 호조에 따른 지분법이익 증가로 인한 투자자산의 증가입니다.
- 부채는 전년대비 33.3% 증가하였습니다. 매출증가에 따른 원자재 매입액 증가로 매입채무가 증가한 것이 부채증가의 주요 원인입니다.
- 자본은 전년대비 15.0% 증가하였으며, 당기순이익 증가가 주요 원인입니다. 당기순이익은 2009년 96,495억으로 전년 55,259억 대비 41,236억(74.6%↑) 증가하였습니다.
- 재무비율 측면에서 자산의 증가로 자기자본비율이 전년대비 2.4% 감소하였고, 부채증가로 인하여 부채비율이 전년대비 3.9% 상승하였습니다.

나. 영업실적

(단위 : 백만원)

구 분	제41기	제40기	증 감	증감율
매 출 액	89,772,834	72,952,991	16,819,843	23.1%
매 출 원 가	68,402,534	55,380,601	13,021,933	23.5%

구 분	제41기	제40기	증 감	증감율
매출 총이익	21,370,300	17,572,390	3,797,910	21.6%
판매비와 관리비	15,021,772	13,438,320	1,583,452	11.8%
영 업 이 익	6,348,528	4,134,070	2,214,458	53.6%
영업외 수익	12,030,679	7,609,996	4,420,683	58.1%
영업외 비용	7,538,679	5,835,845	1,702,834	29.2%
법인세비용차감전순이익	10,840,528	5,908,221	4,932,307	83.5%
법인세비용	1,191,041	382,317	808,724	211.5%
당기순이익	9,649,487	5,525,904	4,123,583	74.6%

- 제41기 당사는 반도체 가격 급등, 풀터치폰 등 프리미엄 휴대폰 판매 증가, LCD/LED TV 판매호조 등으로 연간기준 최대매출을 달성하였으며, 전년대비 23.1% 증가하였습니다.

- 이러한 매출증가에 힘입어 영업이익은 전년대비 53.6% 증가한 6조 3,485억, 법인세비용차감전순이익은 전년대비 83.5% 증가한 10조 8,405억을 기록하였습니다.

■ 영업부문별 영업실적분석

[단위 : 백만원]

구분	부문	영업부문	제41기 금액	제41기 비중	제40기 금액	제40기 비중	증감 금액	증감 (%)
매출	DMC 부문	디지털미디어	13,209,982	14.7%	9,868,005	13.5%	3,341,977	33.9%
매출	DMC 부문	통신	34,295,962	38.2%	26,717,706	36.6%	7,578,256	28.4%
매출	DMC 부문	계	47,902,197	53.4%	37,037,701	50.8%	10,864,496	29.3%
매출	DS 부문	반도체	21,786,154	24.3%	17,663,340	24.2%	4,122,814	23.3%
매출	DS 부문	LCD	20,036,182	22.3%	18,067,757	24.8%	1,968,425	10.9%
매출	DS 부문	계	41,869,506	46.6%	35,871,896	49.2%	5,997,610	16.7%
매출	전사 매출		89,772,834	100.0%	72,952,991	100.0%	16,819,843	23.1%
영업이익	DMC 부문	디지털미디어	△10,155	-	△388,624	-	378,469	97.4%
영업이익	DMC 부문	통신	2,978,186	-	2,370,699	-	607,487	25.6%
영업이익	DMC 부문	계	2,967,374	-	1,967,440	-	999,934	50.8%
영업이익	DS	반도체	2,147,123	-	132,634	-	2,014,489	1,518.8%
영업이익	DS	LCD	1,232,892	-	2,041,499	-	△808,607	△39.6%

구분	부문	영업부문	제41기		제40기		증감	
			금액	비중	금액	비중	금액	(%)
	부문	계	3,377,711	-	2,185,372	-	1,192,339	54.6%
	전사 영업이익		6,348,528	-	4,134,070	-	2,214,459	53.6%

※ 사업부문구분은 제41기 기준으로 40기를 재작성하였습니다.

(디지털미디어 영업부문)

- 디지털미디어 영업부문의 2009년 매출은 13조 2,100억으로 전년대비 33.9% 증가하였고, 영업이익은 본사기준 적자 102억으로 전년동기 적자 3,886억대비하여 적자 3,785억이 감소하였습니다.(2009년 연결기준 영업이익 2.85조로 전년 0.4조 대비 2.45조 증가)
  TV부문의 영업실적 증가가 디지털미디어 영업부문의 매출 증가 및 영업적자 감소의 주요 요인입니다. TV부문은 세계 최초로 LED TV (LED BLU, 초슬림/초경량화, 친환경)를 신규 category로 분리하여 출시하여 기존 TV와 차별화 되는 제품으로 업계를 Leading하고 있습니다.

- TV 사업은 디지털 방송 확대, Set의 대형화/슬림화 추세 등으로 인하여 시장이 지속적으로 확대되고 있으나, Vizio 등 저가 제품의 공세 및 메이저 업체들간의 가격 경쟁 격화, 세계 경기 침체의 장기화 등으로 인하여 수익성에 부정적인 영향을 미칠 수 있습니다.

(통신 영업부문)

- 통신 영업부문의 2009년 매출은 34조 2,960억으로 전년대비 28.4% 증가하였고, 영업이익은 2조 9,782억으로 전년대비 25.6% 증가했습니다. HHP는 경기침체로 시장 수요가 감소한 상황에도 불구하고 '스타'폰이 최단기간(6개월)에 1000만대 판매를 돌파하는 등 연간 글로벌기준으로 227백만대 이상 판매하여 전년 대비 16% 이상 성장하였습니다.


휴대폰 판매 추이
(단위 : 백만대)
16%
196
227
4Q
3Q
2Q
1Q
46
46
'08
'09

Global 휴대폰 판매추이

당사는 Segment별 라인업을 강화하여 선진시장에서는 터치폰, 메시징폰, 스마트폰 등 프리미엄 제품 라인업을 확대하고, 신흥시장에서는 지역특화 전략모델을 확대하여 글로벌 전 지역에서 점유율 상승을 달성했습니다.
네트웍사업도 해외 M-WiMAX 공급 확대 및 국내 사업자 3G망 증설 등으로 매출이 증가하였습니다.


휴대폰 M/S
선진시장(미주+구주)
글로벌 시장
신흥시장
20%
23%
24%
24%
24%
26%
28%
15%
17%
18%
19%
19%
21%
23%
13%
13%
14%
15%
16%
17%
18%
(출처: SA, 증권사)
Q2'08
Q3'08
Q4'08
Q1 '09
Q2'09
Q3'09
Q4'09(E)

휴대폰MS

- 휴대폰 사업은 스마트폰/풀터치폰 等 고가 제품 수요가 확대되는 한편, 성장시장 중심으로 초저가 제품이 확대되는 수요 양극화 추세를 보이고 있습니다.

특히, Apple, RIM 等 스마트폰 전문업체의 성공에 힘입어 시장의 중심이 스마트폰으로 급속히 이동하고 있습니다. 이에 따라서 기존 업체는 물론 PC제조사까지 스마트폰 시장에 진입하는 等 경쟁 심화가 예상되며, 이로 인해 스마트폰 가격이 급격히 하락할 가능성도 있습니다. 한편, 수요 성장을 주도하고 있는 성장시장에서 중국업체들의 저가 공세로 인한 판가 하락은 메이저 업체들의 수익성에 부정적인 영향이 미칠 수 있습니다.

네트웍 사업은 최근 Global 경기 악화에 따른 영향이 상대적으로 적었으나, 경기 회복 속도가 지연될 경우 사업자의 투자 위축이 불가피하여 부정적 영향이 우려됩니다. 또한 최근 중국업체의 저가 공세로 가격 경쟁이 심화되어 사업의 수익성이 약화될 수 있습니다.

(반도체 영업부문)

- 반도체 영업부문의 2009년 매출은 전년대비 23.3% 증가한 21조 7,862억이고, 영업이익은 전년대비 대폭 증가한 2조 1,471억입니다. 2008년 Global 경기침체 영향으로 메모리 반도체 가격이 급격히 하락하였고, 수요부진으로 물량 또한 급격히 감소하였으나, 2009년 경기가 회복되면서 하반기부터 반도체 가격 및 수요가 본격적으로 상승하였습니다. 2009년 1분기까지 적자를 기록하였으나, 2분기부터 공정전환 가속화 및 제품/기술 차별화를 통한 원가경쟁력 강화를 통해 수익성을 제고하였고 흑자 전환하였습니다. 하반기부터 성수기 수요 증가에 따라 가격 상승세가 지속되었고, 당사는 이러한 외부 환경영향과 함께 50/40나노급 공정전환을 통한 원가 절감 확대 및 고용량 DDR3로의 전환 가속 등 내부적 노력으로 이익을 극대화하였습니다.


메모리 현물가격 동향
16b DDR2 DRAM (좌측)
16Gb MLC NAND (우측)
$3.00
$2.00
$1.00
$0.00
$6.00
$4.00
$2.00
$0.00
※ 1Gb DDR2 : 70% ↑(QoQ), 年初 比 209% ↑
16Gb MLC : 12% ↑(QoQ), 年初 比 101% ↑
2009.Q1
Q2
Q3
Q4
(출처 : DRAM Exchange, SEC)

메모리 현물가격 동향

- 2010년은 경쟁사의 가동율 증가 및 공정 전환에 따른 공급 증가가 전망되나, PC 및 휴대전화 수요 강세가 지속되어 판가는 안정화될 것으로 예상됩니다.
  DRAM의 경우 Note-PC 업체의 DDR3 채용 증가 및 Server向 수요 확대로 출하량이 증가할 것으로 전망되고, NAND는 스마트폰의 급성장에 따른 고용량 채용 증가 및 Tablet PC 等 신규 Application 출시로 수요가 증가할 것으로 예상됩니다.
  그러나, 시황 호전에 따른 경쟁업체들의 투자 확대 전망으로 수급 악화 및 경쟁 심화에 대한 우려는 상존합니다.

(LCD 영업부문)

- LCD 영업부문의 2009년 매출은 20조 362억으로 전년대비 10.9%증가하였으나 영업이익은 1조 2,329억으로 전년대비 39.6%감소하였습니다.
  2009년 초까지는 전년으로부터 이어진 글로벌 경제 위기의 영향에 따른 시장 수요의 감소와 급격한 패널가격 하락영향으로 수익성이 악화되었으나 하반기 들어 패널 수요가 증가하고, 시장가격이 상승세로 전환하면서 하반기 수익성은 대폭 개선되었습니다. 또한 지속적인 경비 절감노력, 프리미엄급 제품 확대로 시장의 주도권을 더욱 공고히 하였습니다.
  2010년에도 상반기는 전통적인 비수기이나 중국의 춘절, 벤쿠버 동계올림픽, 남아공 월드컵으로 이어지는 상반기 특수에 적극 대응, LED TV 수요에 적극 대응하고, 3D를 비롯한 고부가가치 LCD 패널의 개발 및 출시로 업계 1위의 위상을

더욱 확고히 할 예정입니다.

- LCD 사업은 중국 등 신흥시장의 수요 증가 및 제품 대형화 등으로 인하여 수량과 면적 기준으로 시장이 지속 성장하고 있으나, 주요 패널업체의 공급 확대 및 대만을 중심으로 한 업체간 합종연횡 가속화 등 경쟁 심화로 매출 성장이 둔화되고 수익성에 부정적인 영향을 미칠 수 있습니다.

다. 신규사업

당사는 미래 신성장 동력으로 태양전지 셀/모듈 제조 및 판매 사업을 검토하고 있습니다. 태양광 발전은 2050년 이내에 전체 전력 발전량의 25%를 담당하는 주요 에너지원으로 거대시장을 형성할 것으로 전망되고 있습니다. (출처: Credit Suisse, 2008) 탄소배출권, Smart Grid 등미래형 산업으로 연관 다각화가 가능하며 태양광 에너지 관련 기술 보유時, 친환경/에너지/고효율의 미래사회 대응이 유리하고 경제적 파급효과가 매우 큽니다. 태양전지 모듈시장은 2013년까지 年평균 14% 성장을 지속하며 2013년 183억불, 2020년 453억불 규모의 대형시장을 형성할 전망입니다.(출처 : Greentech Media, 2009)

당사는 현재 셀/모듈 제조 및 판매 사업의 사업/기술 리더십을 확보하기 위하여 사업계획을 수립 중에 있으며, 1차로 100MW級 결정계 태양전지 셀 제조라인 구축 및 판매를 검토하고 있습니다.

라. 조직개편

당사는 2009년 1월 21일자 조직개편을 통해 기존의 4개 사업총괄 체제에서 2개 부문 체제로 변경되었으며, 2009년 12월 조직개편(시행일 2010.1.1일자)을 통해 2개 부분 체제에서 7개 독립사업부 체제로 재편되었습니다.

[2009년 1월 21일자 조직개편]


변경전
변경후
디지털미디어 총괄
정보통신 총괄
⇒
DMC부문

반도체 총괄 LCD 총괄	] ⇒	DS부문

[2009년 12월 17일자 조직개편(2010년 1월 1일 시행)]

변경전		변경후
DMC 부문	⇒	영상 디스플레이 사업부 IT 솔루션 사업부 ,생활가전 사업부 무선 사업부, 네트워크 사업부
DS 부문	⇒	반도체 사업부, LCD 사업부

마. 환율변동 영향

당사는 영업활동으로 인하여 미화(USD) 등 환율 위험에 노출되어 있으며 환율의 불확실성은 미래의 영업 거래, 자산과 부채에 영향을 미칠 수 있습니다. 특히, 당사는 외화수지上 수출이 수입보다 많아 원화가 강세를 시현할 경우 원화 현금흐름에 부정적인 영향이 있을 수 있습니다. 이에 당사는 외화 수입· 지출 매칭을 통하여 환위험 리스크 발생 규모를 축소하는데 주력하며, 파생상품을 활용한 환 헷지는 하지 않는 것을 원칙으로 하고 있습니다. (당사가 2009년말 현재 체결 중인 파생 상품 계약은 없습니다.)

특히 현재 진행중인 원/달러 환율의 하락 흐름과 세계 각국의 초저금리 탈피 정책 등 거시 경제적 요인은 당사의 수익성에 부정적인 영향을 미칠 수 있습니다.

4. 유동성 및 자금조달과 지출

당사는 당기말 124,435억원의 유동자금을 보유하고 있습니다.

상기 유동자금은 i) 현금 및 현금성자산, ii) 단기금융상품, iii) 단기매도가능증권을 모두 포함한 금액이며 당기 영업실적의 증가와 투자감소에 따라 전기말 유동자금 66,486억원 대비 57,949억원 증가하였습니다.

당사의 유동성은 국제신용평가사 Moody's 유동성 평가지표 기준으로 상당히 양호함을 확인할 수 있습니다. Moody's가 사용하는 주요 유동성 지표인 Cash Coverage(현금 및 현금등가물/차입금)는 최상위등급인 Aaa에 해당하는 유동성 비율을 보이고 있습니다.

	제41기	제40기	비고
Cash Coverage (현금및현금등가물/차입금)	11,218%	5,800%	무디스기준 Aaa : >100%

또한, 당사는 공시대상 기간중 추가로 조달한 자금은 없고, 상환의무가 있는 조달자금으로 1997년 발행한 회사채가 있습니다. 동사채는 10년 거치 20년 분할상환되며, 이자는 6개월마다 후급됩니다.

[사채현황]

[단위 : 백만원, 천$]

종 류	발행일	금 액	이자율	잔 액	상환일	비고
142회 해외사채 (YANKEE BOND)	97.10.2	141,520 ($100,000)	年7.7%	105,084 ($90,000)	27.10.1	

5. 그 밖에 투자의사결정에 필요한 사항

가. 중요한 회계정책 및 추정에 관한 사항

당사는 당기에 신규로 채택·변경한 회계정책 또는 회계추정사항은 없으며, 전년(제40기)에 변경된 내역은 하기와 같습니다.

- 기업회계기준서 제15호 '지분법'의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 전기 재무제표는 기업회계기준서 제1호에 따라 재작성하였습니다. 이러한 회계정책의 변경으로 인하여 전기말의 자본잉여금, 자본조정 및 기타포괄손익누계액은 각각 211,463백만원 증가, 65,086백만원 감소 및 146,377백만원 감소하였습니다.
- 회계기준적용의견서 06-2 '종속회사, 지분법적용피투자회사 및 조인트벤처의

지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'('08.2.22日 개정)에 따라 지분법적용피투자회사 등에 대한 투자자산과 관련된 이연법인세의 인식방법을 변경하고, 당기에 개정된 의견서를 처음으로 적용하여 비교표시되는 전기재무제표는 재작성하지 아니하였으며, 회계정책의 변경에 따른 소급 적용 효과를 당기의 기초잔액에 반영하였습니다. 이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 기초 자본잉여금, 이익잉여금, 기타포괄손익누계액 및 이연법인세부채는 각각 1백만원 감소, 98,980백만원 증가, 1,950백만원 증가 및 100,929백만원 감소하였습니다.

나. 파생상품 및 위험관리정책에 관한 사항

- 당사는 외화 수입· 지출 매칭(Matching)을 통해 환위험 리스크 발생 규모를 축소하는데 주력하며, 파생상품을 활용한 환 헷지는 하지 않는 것을 원칙으로 하고 있습니다.

VI. 이사회 등 회사의 기관 및 계열회사에 관한 사항

1. 이사회에 관한 사항

가. 이사회 구성 개요

2009.12.31 현재 당사의 이사회는 사내이사 4인, 사외이사 5인으로 총 9인의 이사로 구성되어 있습니다. 이사회 내에는 경영위원회, 감사위원회, 사외이사후보추천위원회, 내부거래위원회, 보상위원회 등 5개의 소위원회가 설치되어 운영 중입니다.

※ 2010.2.22 이상훈 사내이사가 사임하였으며, 사외이사 2인(이갑현, 요란맘)이 2010.3.19일로 임기만료되었습니다. 그리고 주주총회(2010.3.19)를 통해 사외이사 1인(이인호)이 신규 선임되어 사업보고서 제출일 현재 당사의 이사회는 사내이사 3인(이윤우, 최지성, 윤주화), 사외이사 4인(윤동민, 이재웅, 이인호, 박오수) 으로 구성되어있습니다.

나. 중요의결사항 등

회차	개최일자	의 안 내 용	가결여부	사외이사							
				이갑현	윤동민	이재웅	Goran S. Malm	이인호	박오수	정귀호	황재성
1차	'09.1.23	① 제40기 재무제표 및 영업보고서 승인의 건	가결	찬성	찬성	찬성	찬성		찬성	찬성	찬성
		② 2009년 경영계획 승인의 건	가결	찬성	찬성	찬성	찬성		찬성	찬성	찬성
		③ 삼성모바일디스플레이(주)와 임대계약 체결의 건	가결	찬성	찬성	찬성	찬성		찬성	찬성	찬성
2차	'09.2.17	① 제40기 정기주주총회 소집결정의 건	가결	찬성	찬성	찬성	찬성		찬성	찬성	찬성
		② 제40기 정기주주총회 회의 목적사항 결정의 건	가결	찬성	찬성	찬성	찬성		찬성	찬성	찬성
		③ 제40기('08년) 연결재무제표 승인의 건	가결	찬성	찬성	찬성	찬성		찬성	찬성	찬성
		④ 삼성전기(주)와 합작 추진의 건	가결	찬성	찬성	찬성	찬성		찬성	찬성	찬성
3차	'09.3.16	① 대표이사 선임 및 이사 업무위촉의 건	가결	찬성	찬성	찬성	찬성		찬성		
		② '09년 이사회내 위원회 위원 선임의 건	가결	찬성	찬성	찬성	찬성		찬성		
		③ S-LCD(주) 이사 겸직 승인의 건 ※ 이윤우 대표이사 : S-LCD(주) 이사 겸직	가결	찬성	찬성	찬성	찬성		찬성		
		④ 공정거래 자율준수관리자 선임의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑤ 이사회 관련 각종규정 개정의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑥ 삼성카드(주)와 임대차계약 체결의 건	가결	찬성	찬성	찬성	찬성		찬성		
4차	'09.4.24	① 제41기 1/4분기 재무제표 및 분기보고서 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		② 신기술사업투자조합 가입의 건	가결	찬성	찬성	찬성	찬성		찬성		
		① 제41기 상반기 재무제표, 반기보고서 및 중간배당 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		

회차	개최일자	의 안 내 용	가결여부	사외이사							
				이갑현	윤동민	이재웅	Goran S. Malm	이인호	박오수	정귀호	황재성
5차	'09.7.24	② IFRS(국제회계기준) 도입 추진의 건	가결	찬성	찬성	찬성	찬성	해당사항 없음 ('10.3.19 신규선임)	찬성	퇴임 (임기만료)	
		③ 손해보험 가입의 건	가결	찬성	찬성	찬성	찬성		찬성		
		④ 수익증권 거래한도 연장의 건	가결	찬성	찬성	찬성	찬성		찬성		
6차	'09.10.16	① 중국 합자법인 설립 및 투자의 건	가결	찬성	찬성	찬성	찬성		찬성		
7차	'09.10.30	① 제41기 3/4분기 재무제표 및 분기보고서 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		② IFRS 도입에 따른 토지 공정가치 평가결과 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		③ 보상위원회 설치, 운영의 건	가결	찬성	찬성	찬성	찬성		찬성		
		④ 삼성생명공익재단 기부금 출자의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑤ 삼성증권(주)와 임대차계약 체결의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑥ 삼성생명 퇴직보험료 납부의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑦ 특수관계인등과의 거래 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑧ 삼성SDS · 삼성네트웍스 합병관련 의결권 행사의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑨ 감시장비(VSS)사업 매각 추진의 건	가결	찬성	찬성	찬성	찬성		찬성		
		⑩ 에이테크솔루션 지분 취득의 건	가결	찬성	찬성	찬성	찬성		찬성		
8차	'09.12.15	① 삼성디지털이미징(주)와의 합병의 건	가결	찬성	찬성	찬성	불참		찬성		
		② 퇴직연금 납부 및 퇴직보험료 납부 변경의 건	가결	찬성	찬성	찬성	불참		찬성		
		③ 삼성본관 매각의 건	가결	찬성	찬성	찬성	불참		찬성		
		④ 삼성문화재단 기부금 출연의 건	가결	찬성	찬성	찬성	불참		찬성		
1차	'10.1.19	① 특허 라이센스 계약 체결 및 지분투자의 건	가결	찬성	불참	찬성	불참		찬성		
2차	'10.1.29	① 제41기 재무제표 및 영업보고서 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		② 2010년 경영계획 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		③ 대표이사 선임의 건	가결	찬성	찬성	찬성	찬성		찬성		
		④ 삼성SDS(주)로의 자산매각의 건	가결	찬성	찬성	찬성	찬성		찬성		
3차	'10. 2.23	① 제41기 정기주주총회 소집결정의 건	가결	찬성	찬성	찬성	찬성		찬성		
		② 제41기 정기주주총회 회의 목적사항 결정의 건 - 보고사항 : ① 감사보고 ② 영업보고 - 제1호 : 제41기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 - 제2호 : 이사 선임의 건 · 제2-1호 : 사외이사 선임의 건 · 제2-2호 : 감사위원회 위원 선임의 건 - 제3호 : 이사 보수한도 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		③ 제41기('09년) 연결재무제표 승인의 건	가결	찬성	찬성	찬성	찬성		찬성		
		④ 삼성디지털이미징(주)와의 합병계약서 승인 등의 건	가결	찬성	찬성	찬성	찬성		찬성		
4차	'10. 3.22	① 이사 업무위촉의 건	가결	퇴임 (임기만료)	찬성	찬성	퇴임 (임기만료)	찬성	찬성		
		② '10년 이사회내 위원회 위원 선임의 건	가결		찬성	찬성		찬성	찬성		
		③ 삼성문화재단 기부금 출연의 건	가결		찬성	찬성		찬성	찬성		

다. 이사회내의 위원회

(1) 이사회내의 위원회 구성현황

위원회명	구성	성명	설치목적 및 권한사항	비 고
경영위원회	사내이사 3명	이윤우, 최지성, 이상훈	하단 기재내용 참조	이윤우, 최지성, 이상훈 위원 선임('09.3.16) 이상훈 위원 사임('10. 2.22) 윤주화 위원 신규선임('10.3.22)

위원회명	구성	성명	설치목적 및 권한사항	비 고
내부거래위원회	사외이사 3명	이갑현, 이재웅, 박오수	하단 기재내용 참조	이재웅, 박오수 위원 선임('09.3.16) 이갑현 위원 임기만료('10.3.19) 이인호 위원 신규선임('10.3.22)
보상위원회	사외이사 3명	박오수, 윤동민, 이재웅	하단 기재내용 참조	박오수, 윤동민, 이재웅 위원 선임('09.10.30)

※ 이사회내의 위원회 구성현황은 '09.12.31일 기준입니다.
※ 감사위원회와 사외이사후보추천위원회는 기업공시서식 작성기준에 따라 제외하였습니다.

□ 경영위원회

- 설치목적 : 업무수행의 전문성과 효율성을 높이기 위하여 정관 또는 이사회의 규정 및 결의에 따라 이사회가 위임한 사안을 심의,결의 하고 그 결과를 이사회에 보고함
- 권한사항
  경영위원회는 다음 사안에 대해 심의하고 결의함

1. 경영일반에 관한 사항
 1) 회사의 년간 또는 중장기 경영방침 및 전략
 2) 주요 경영전략
 3) 사업계획· 사업구조 조정 추진
 4) 해외 지법인등 거점의 신규진출, 이전 및 철수
 5) 해외업체와의 전략적 제휴 등 협력추진
 6) 국내외 자회사 매입 또는 매각
 7) 기타 주요 경영현황
 8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지
 9) 지배인의 선임 또는 해임
 10) 최근사업년도 생산액의 10%이상 생산중단, 폐업
 11) 기술도입계약체결 및 기술이전, 제휴
 12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약
 13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기
 14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결
 15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약 체결 또는 해지
 16) 조직의 운영에 관한 기본원칙

17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경
18) 명의개서 대리인의 선임, 해임 및 변경
19) 주주명부폐쇄 및 기준일 설정에 관한 사항
20) 업무추진 및 경영상 필요한 세칙의 제정

2. 재무등에 관한 사항
1) 50억원 이상 자본금 10%미만 상당 타법인 출자, 처분
2) 50억원 이상 자본금 10%미만 상당 해외 직접투자
3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증(기간 연장은 제외함)
- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.
4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결 (기간 연장은 제외함)
5) 내부거래의 승인
내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을 상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의 자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산(부동산, 무채재산권 등)을 제공하거나 거래하는 행위
6) 사채발행
7) 신규시설투자
8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중 이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원회에 위임한 사항을 제외한 일체의 사항

□ 내부거래위원회

- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층

제고하기 위함.

- 권한사항
  - o 내부거래 보고 청취권
    계열사와의 내부거래 현황에 대해 보고받을 수 있음.
    ※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는 중요한 거래에 한하여 사전 심의 및 의결함.
  - o 내부거래 직권조사 명령권
  - o 내부거래 시정 조치 건의권

□ 보상위원회

- 설치목적 : 이사보수 결정과정의 객관성, 투명성 확보을 제고하기 위함
- 권한사항
  - o 주주총회에 제출할 등기이사 보수의 한도
  - o 등기이사에 대한 보상체계
  - o 기타 이사회에서 위임한 사항

(2) 이사회내의 위원회 활동내역

※ 감사위원회와 사외이사후보추천위원회는 기업공시서식 작성기준에 따라 제외하였습니다.

□ 경영위원회

위원회명	개최일자	의안내용	가결여부	사외이사의 성명. 출석률 및 찬반여부
	'09.1.5	① 해외법인 증자의 건 ② 특허 계약 체결의 건	가결 가결	사내이사 2인으로 구성
	'09.1.14	① 특허 계약 체결의 건	가결	
	'09.2.11	① 특허 계약 체결의 건 ② 자산 양도의 건	가결 가결	
	'09.3.4	① 특허 계약 체결의 건 ② 해외법인 지급보증의 건	가결 가결	
	'09.3.30	① 특허 계약 체결의 건 ② 특허 계약 체결의 건 ③ 무역금융한도 신규 확보 및 증액의 건 ④ 기부금 출연의 건 ⑤ 기부금 출연의 건 ※ 자산 양도 지연 보고	가결 가결 가결 가결 가결 -	

위원회명	개최일자	의안내용	가결여부	사외이사의 성명. 출석률 및 찬반여부
경영 위원회	'09.4.27	① 해외법인 증자의 건 ② 임원배상책임보험 갱신의 건 ③ 기부금 출연의 건	가결 가결 가결	사내이사 3인으로 구성
	'09.5.25	① 특허 계약 체결의 건 ② 해외법인 설립의 건 ③ 해외법인 통합의 건 ④ 사옥 개보수의 건 ⑤ 기부금 출연의 건	가결 가결 가결 가결 가결	
	'09.5.27	① 특허 계약 체결의 건	가결	
	'09.6.8	① 특허 계약 체결의 건 ② 중간배당을 위한 주주명부 폐쇄의 건	가결 가결	
	'09.6.29	① 메모리 라인 업그레이드의 건 ② 특허 계약 체결의 건 ③ 해외법인 설립의 건 ④ 해외지점 설립의 건 ⑤ 해외법인 지급보증 및 무역금융한도 신규 확보의 건	가결 가결 가결 가결 가결	
	'09.7.13	① 해외법인 설립의 건 ② 해외법인 증자의 건 ③ 사옥 임대계약 및 화재보험等 가입의 건 ④ 기부금 출연의 건	가결 가결 가결 가결	
	'09.7.27	① 기부금 출연의 건	가결	
	'09.8.24	① 해외법인 설립의 건 ② 해외법인 설립의 건 ③ 부동산 매입의 건 ④ 기술도입의 건 ⑤ 해외법인 지급보증의 건 ⑥ 기부금 출연의 건	가결 가결 가결 가결 가결 가결	
	'09.9.28	① '10년 1분기 메모리 라인 업그레이드의 건 ② 확약서 승인의 건	가결 가결	
	'09.10.19	① 해외 투자의 건 ② 특허 계약 체결의 건 ③ 특허 계약 체결의 건 ④ 신축 투자의 건 ⑤ 담보 제공의 건 ⑥ 기부금 출연의 건	가결 가결 가결 가결 가결 가결	
	'09.11.18	① 퇴직연금제도 도입의 건 ② 해외법인 증자의 건 ③ 사옥 매각의 건 ④ 자산 매각의 건	가결 가결 가결 가결	
	'09.11.30	① 메모리 FAB 투자의 건 ② 반도체 라인 증설 투자의 건 ③ 사옥 신축투자의 건 ④ 공장 신규 투자의 건 ⑤ 해외법인 설립의 건 ⑥ 해외법인 전환의 건 ⑦ 해외법인 지급보증의 건	가결 가결 가결 가결 가결 가결 가결	
		① 메모리 라인 증설 및 클린룸 투자의 건 ② LCD 라인 증설 투자의 건 ③ 협력사 BW 매입의 건	가결 가결 가결	

위원회명	개최일자	의안내용	가결여부	사외이사의 성명. 출석률 및 찬반여부
	'09.12.14	④ 해외 공장 증설 투자의 건 ⑤ 해외 공장 인수 및 법인 설립의 건 ⑥ 해외 개발센터 법인화의 건	가결 가결 가결	
	'09.12.21	① 특허 계약 체결의 건	가결	
	'10. 1.18	① 특허라이센스 계약 체결의 건	가결	
	'10. 2. 1	① LCD 라인 증설 투자의 건 ② 화해 및 특허 계약 추진의 건 ③ 해외법인 설립의 건	가결 가결 가결	
	'10. 3.15	①~③ 생활가전 시설 투자의 건 ④ 지분투자의 건 ⑤ CB 매입의 건 ⑥ 해외법인 전환의 건 ⑦ 해외법인 설립의 건 ⑧ 기부금 출연의 건	가결 가결 가결 가결 가결 가결	사내이사 2인으로 구성

□ 내부거래위원회

위원회명	개최일자	의안내용	가결여부	사외이사의 성명			
				황재성 (출석률:67%)	이갑현 (출석률:100%)	이재웅 (출석률:100%)	박오수 (출석률:100%)
				찬 반 여 부			
내부 거래 위원회	'09. 1.22	- 대규모내부거래에 대한 사전 심의 1) 삼성모바일디스플레이(주)와 임대계약 체결 - '08년 4분기 내부거래현황 및 점검결과 보고	- -	-	-	-	해당사항없음 ('09.3.16 신규선임)
	'09. 2.16	- 대규모내부거래에 대한 사전 심의 1) 삼성전기(주)와 합작 추진의 건	-	-	-	-	
	'09. 3.13	- 대규모내부거래에 대한 사전 심의 1) 삼성카드(주)와의 임대차계약 체결의 건	-	(불참)	-	-	
	'09. 4.23	- 의결사항 1) 내부거래위원회 위원장 선임의 건 - 대규모내부거래에 대한 사전 심의 1) 신기술사업투자조합 가입의 건 - '09년 1분기 내부거래현황 및 점검결과 보고	가결 - -	해당사항없음 (퇴임)	찬성 - -	찬성 - -	찬성 - -
	'09. 7.23	- 대규모내부거래에 대한 사전 심의 1) 손해보험 가입의 건 2) 수익증권 거래한도 연장의 건 - '09년 2분기 내부거래현황 및 점검결과 보고	- -		-	-	-
	'09.10.29	- 대규모내부거래에 대한 사전 심의 1) 삼성생명공익재단 기부금 출연의 건 2) 삼성증권(주)와 임대차계약 체결의 건 3) 삼성생명 퇴직보험료 납부의 건 4) 특수관계인등과의 거래 승인의 건 5) 삼성SDS· 삼성네트웍스 합병 관련 의결권 행사의 건 6) 감시장비(VSS)사업 매각 추진의 건 7) 에이테크솔루션사 지분 취득의 건 - '09년 3분기 내부거래현황 및 점검결과 보고	- -		-	-	-
	'09.12.14	- 대규모내부거래에 대한 사전 심의 1) 퇴직연금 납부 및 퇴직보험료 납부 변경의 건 2) 삼성본관 매각의 건 3) 삼성문화재단 기부금 출연의 건	-		-	-	-

위원회명	개최일자	의안내용	가결여부	사외이사의 성명			
				황재성 (출석률:67%)	이갑현 (출석률:100%)	이재웅 (출석률:100%)	박오수 (출석률:100%)
				찬 반 여 부			
	'10.1.28	- 대규모내부거래에 대한 사전 심의 1) 삼성SDS(주)로의 자산 매각의 건 - '09년 4분기 내부거래현황 및 점검결과 보고	- -		- -	- -	- -
	'10.3.19	- 대규모내부거래에 대한 사전 심의 1) 삼성SDS(주)로의 자산 매각의 건	-		(불참)	-	-

※ 출석률은 '09년도 기준임

□ 보상위원회

위원회명	개최일자	의안내용	가결여부	사외이사의 성명		
				박오수 (출석률:100%)	윤동민 (출석률:100%)	이재웅 (출석률:100%)
				찬 반 여 부		
보상 위원회	'09.10.30	- 보상위원회 위원장 선임의 건	가결	찬성	찬성	찬성
	'10. 2.22	- 2010년 이사 보수한도 사전 심의의 건	가결	찬성	찬성	찬성

라. 이사의 독립성

① 이사의 선임

이사는 주주총회에서 선임하며, 주주총회에서 선임할 이사 후보자는 이사회(사내이사) 및 사외이사후보추천위원회(사외이사)가 선정하여 주주총회에 제출할 의안으로 확정하고 있습니다.

이사의 선임 관련하여 관련법규에 의거한 주주제안이 있는 경우, 이사회는 적법한 범위 내에서 이를 주주총회에 의안으로 제출하고 있습니다.

이러한 절차에 따라 선임된 이사는 다음과 같습니다.

직 명	성 명	추천인	활동분야 (담당업무)	회사와의 거래	최대주주 또는 주요주주와의 관계
사내이사 (대표이사)	이윤우	이사회	전사 경영전반 총괄 겸)DS부문 경영전반 총괄	해당없음	해당없음
사내이사	최지성	이사회	DMC부문 경영전반 총괄		
사내이사	윤주화	이사회	전사 감사 업무 총괄		
사내이사	이상훈	이사회	전사 사업전략 업무 총괄		
사외이사	이갑현	사외이사후보 추천위원회	전사 경영전반에 대한 업무		
사외이사	윤동민	사외이사후보 추천위원회	전사 경영전반에 대한 업무		

직 명	성 명	추천인	활동분야 (담당업무)	회사와의 거래	최대주주 또는 주요주주와의 관계
사외이사	이재웅	사외이사후보 추천위원회	전사 경영전반에 대한 업무		
사외이사	Goran S. Malm	사외이사후보 추천위원회	전사 경영전반에 대한 업무		
사외이사	박오수	사외이사후보 추천위원회	전사 경영전반에 대한 업무		

※ '09.12.31일 기준임
※ 최지성 사내이사는 '10. 1.29 이사회 의결에 의거하여 대표이사로 신규선임됨
이상훈 사내이사는 '10. 2.22일자로 이사직을 사임함
사외이사 2인(이갑현, Goran S. Malm)은 '10.3.19일자 임기만료로 퇴임함
이인호 사외이사는 '10.3.19일자 정기주주총회에서 신규 선임됨

② 사외이사후보 추천위원회

주주총회에 사외이사후보를 추천하기 위한 사외이사후보 추천위원회를 설치하여 운영 중입니다. 위원회는 사외이사 2명(이재웅, 박오수) 및 사내이사 2명(이윤우, 최지성)으로, 관련법규에 의거 총위원의 1/2 이상을 사외이사로 구성하고 있습니다.(상법 제542조의 8 제4항의 규정 충족)

2. 감사제도에 관한 사항

가. 감사위원회 위원의 인적사항 및 사외이사 여부

당사는 '09년말 현재 3인의 사외이사로 구성된 감사위원회를 운영하고 있습니다.

성 명	주요경력	비고
이갑현	- 한국외환은행 행장 (1999~2000) - 대한상공회의소 부회장(1999~2000) - Boston Consulting Group 고문 (2001~2007)	사외이사
이재웅	- 성균관대학교 경제학부 명예교수 (2007~현재) - 한국경제학회 회장 (2005~2006) - 성균관대학교 부총장(1999~2003)	사외이사
박오수	- 서울대학교 경영대학 교수 (1988~현재) - 한국경영학회 회장 (2008~현재) - 한국윤리경영학회 회장 (2007~2008)	사외이사

※ 2010.3.19일로 이갑현 위원은 임기만료되었고, 이인호 위원이 신규 선임되어 본 보고서 제출일 현재 감사위원회는 3인(이재웅, 이인호, 박오수)으로 구성되어있습니다.

나. 감사위원회 위원의 독립성

당사는 관련법령 및 정관에 따라 위원회의 구성, 운영 및 권한· 책임 등을 감사위원회 규정에 정의하여 감사업무를 수행하고 있습니다.
감사위원회의 감사업무 수행은 회계감사를 위해서는 재무제표 등 회계관련서류 및 회계법인의 감사절차와 감사결과를 검토하고 필요한 경우에는 회계법인에 대하여 회계에 관한 장부와 관련서류에 대한 추가 검토를 요청하고 그 결과를 검토합니다. 그리고 감사위원회는 신뢰할 수 있는 회계정보의 작성 및 공시를 위하여 설치한 내부회계관리제도의 운영실태를 내부회계관리자로부터 보고 받고 이를 검토합니다. 또한 감사위원회는 업무감사를 위하여 이사회 및 기타 중요한 회의에 출석하고 필요할 경우에는 이사로부터 경영위원회의 심의내용과 영업에 관한 보고를 받고 중요한 업무에 관한 회사의 보고에 대해 추가검토 및 자료보완을 요청하는 등 적절한 방법을 사용하여 검토합니다.

다. 감사위원회 주요 활동 내역

본 보고서 제출일 현재 감사위원회 주요 활동 내역은 아래 표를 참조하시기 바랍니다.

<table>
<tr><th rowspan="3">위원회명</th><th rowspan="3">개최일자</th><th rowspan="3">의안내용</th><th rowspan="3">가결여부</th><th colspan="4">사외이사의 성명</th></tr>
<tr><th>황재성
(출석률:100%)</th><th>이감현
(출석률:100%)</th><th>이재웅
(출석률:100%)</th><th>박오수
(출석률:100%)</th></tr>
<tr><th colspan="4">찬 반 여 부</th></tr>
<tr><td rowspan="8">감사
위원회</td><td>'09. 1.22</td><td>- 제 40기 재무제표 및 영업보고서 보고
- '08년 내부관리회계제도 운영실태 보고
- '08년 4/4분기 비감사업무 수행 검토 보고
- '08년 감사실적 보고</td><td>-</td><td>-</td><td>-</td><td>-</td><td rowspan="3">해당사항
없음
('09.3.13
신규선임)</td></tr>
<tr><td>'09. 2.16</td><td>- 제 40기 연결재무제표 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 2.17</td><td>- 제 40기 정기주주총회 부의안건 검토
- '08년 내부감시장치 가동현황 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 3.13</td><td>- 감사위원회 위원장 선임의 건
- 내부회계관리규정 개정의 건</td><td>가결
-</td><td rowspan="5">해당사항
없음
(퇴임)</td><td>찬성
-</td><td>찬성
-</td><td>찬성
-</td></tr>
<tr><td>'09. 4.23</td><td>- 제41기 1/4분기 재무제표 및 분기보고서 보고
- '09年 1/4분기 비감사업무 수행 검토 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 7.23</td><td>- 제41기 상반기 재무제표 및 반기보고서 보고
- IFRS(국제회계기준) 도입· 추진 보고
- '09年 2/4분기 비감사업무 수행 검토 보고
- '09年 상반기 감사실적 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09.10.29</td><td>- 제41기 3/4분기 재무제표 및 반기보고서 보고
- IFRS 도입에 따른 토지 공정가치 평가 결과 보고
- '09年 3/4분기 비감사업무 수행 검토 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'10. 1.28</td><td>- 제41기 재무제표 및 영업보고서 보고
- '09年 내부관리회계제도 운영실태 보고
- '09年 4/4분기 비감사업무 수행 검토 보고
- '09年 감사팀 감사실적 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
</table>

3. 주주의 의결권 행사에 관한 사항

가. 투표제도

당사는 집중투표제, 서면투표제 또는 전자투표제를 채택하고 있지 않습니다.

나. 소수주주권

당사는 대상기간중 소수주주권이 행사된 경우가 없습니다.

다. 경영권 경쟁

당사는 대상기간중 회사의 경영지배권에 관하여 경쟁이 있었던 경우가 없습니다.

4. 계열회사 등의 현황

가. 기업집단 및 소속 회사의 명칭

- 기업집단의 명칭 : 삼성

당사는 독점규제 및 공정거래에 관한 법률상 삼성그룹에 속한 계열회사로서 '09년말 현재 삼성그룹에는 전년말 대비 2개 회사(삼성디지털이미징, 삼성엘이디)가 증가한 64개의 국내 계열회사가 있습니다. 이중 상장사는 당사를 포함하여 총 18개사이며 비상장사는 46개사입니다.

- 소속회사의 명칭

구분	회사수	회 사 명
상장사	18	삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성디지털이미징, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍
비상장사	46	삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴,가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 월드사이버게임즈, 에스엘시디, 에스디플렉스,

구분	회사수	회 사 명
		에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단, 삼성엘이디
計	64	

※ 2009년 12월말 현재기준, 송도랜드마크시티(유)는 '10. 1. 4日 기업집단 편입으로 未포함

나. 관계회사 및 자회사의 지분현황

피출자회사 출자회사	삼성 물산	제일 모직	삼성 전자	삼성 SDI	삼성 전기	삼성 중공업	삼성 테크윈	삼성 디지털 이미징	호텔 신라	삼성 엔지니 어링	제일 기획	삼성 정밀 화학	에스원	삼성 LED	삼성 SDS
삼성물산			4.0				4.3	4.3			12.6	5.6			18.0
제일모직						0.4	0.1	0.1		13.1		3.2			
삼성전자				20.4	23.7	17.6	25.5	25.5	5.1		2.6	8.4		50.0	21.3
삼성SDI	7.4								0.1	5.1		11.5	11.0		
삼성코닝정밀유리															
삼성전기						2.4						0.3		50.0	8.3
삼성에버랜드						0.1	0.3	0.3		1.1					
삼성중공업															
삼성테크윈						0.1		0.4							
삼성엔지니어링						0.1						0.9			
제일기획						0.1									
삼성정밀화학															
삼성종합화학															
호텔신라												2.2			
에스원															
삼성경제연구소															
삼성광주전자															
삼성SDS															
삼성네트웍스															
삼성생명보험	5.0	0.0	7.5	0.0		3.4	0.6	0.6	7.3				5.3		
삼성화재해상보험			1.3										1.0		
삼성증권							2.0	2.0	3.1				1.3		
삼성카드		4.9							1.3	1.8	3.0	3.1	1.9		
서울통신기술															
가치네트															
삼성(해남)광통신 기술유한공사															
계	12.4	4.9	12.8	20.4	23.7	24.3	32.7	33.0	16.9	21.0	18.3	35.1	20.6	100.0	47.5

피출자회사 / 출자회사	삼성 네트웍스	삼성 에버랜드	삼성 종합화학	삼성 토탈	삼성 석유화학	한덕 화학	삼성 라이온즈	삼성 경제연구소	삼성 광주전자	스테코	세메스	서울 통신기술
삼성물산	19.5	1.5	38.7		27.3		7.5	1.0				
제일모직		4.0	0.9		21.4		15.0	1.0	0.8			
삼성전자	23.1		3.9		13.0		27.5	29.8	94.3	51.0	63.9	35.7
삼성SDI		4.0	10.7					28.6				
삼성코닝정밀유리												
삼성전기	9.0	4.0	10.5				12.5	23.8				
삼성에버랜드							2.0					
삼성중공업								1.0				
삼성테크윈			26.5									
삼성엔지니어링												
제일기획			0.3				3.0					
삼성정밀화학			3.6			50.0						
삼성종합화학				50.0								
호텔신라												
에스원												
삼성경제연구소												
삼성광주전자												
삼성SDS												
삼성네트웍스												
삼성생명보험								14.8				
삼성화재해상보험												
삼성증권												
삼성카드		25.6										
서울통신기술												
가치네트												
삼성(해남)광통신 기술유한공사												
계	51.5	39.1	95.0	50.0	61.6	50.0	67.5	100.0	95.0	51.0	63.9	35.7

피출자회사 / 출자회사	삼성 전자 서비스	삼성 탈레스	월드 사이버 게임즈	세크론	글로 벌텍	리빙 프라자	삼성 전자 로지텍	에스 엘시디	에스이 에이치 에프 코리아	삼성코닝 정밀유리	삼성전자 축구단
삼성물산											
제일모직											
삼성전자	83.3	50.0	45.0	50.6		100.0	100.0	50.0		42.6	100.0
삼성SDI											
삼성코닝정밀유리					51.0						
삼성전기											
삼성에버랜드											
삼성중공업											

피출자회사 출자회사	삼성 전자 서비스	삼성 탈레스	월드 사이버 게임즈	세크론	글로벌텍	리빙 프라자	삼성 전자 로지텍	에스 엘시디	에스이 에이치 에프 코리아	삼성코닝 정밀유리	삼성전자 축구단
삼성테크윈											
삼성엔지니어링											
제일기획											
삼성정밀화학											
삼성종합화학											
호텔신라											
에스원											
삼성경제연구소											
삼성광주전자											
삼성SDS											
삼성네트웍스											
삼성생명보험										0.0	
삼성화재해상보험											
삼성증권											
삼성카드											
서울통신기술											
가치네트											
삼성(해남)광통신 기술유한공사									100.0		
계	83.3	50.0	45.0	50.6	51.0	100.0	100.0	50.0	100.0	42.7	100.0

피출자회사 출자회사	씨브이 네트	용산 역세권 개발	케어 캠프	삼육오 홈케어	에스디 플렉스	에이스 디지텍	개미 플러스 유통	아이 마켓 코리아	올 앳	시큐 아이 닷컴	이삼성 인터내 셔널	가 치 네 트	오픈 타이드 코리아
삼성물산	40.1	45.1	52.8					14.1					
제일모직					50.0	23.4	100.0	3.7					
삼성전자								14.1					
삼성SDI								7.4			11.3		
삼성코닝정밀유리								5.2					
삼성전기								13.4			11.3		
삼성에버랜드								3.7	30.0	8.7	25.0	21.0	
삼성중공업								9.7					
삼성테크윈													
삼성엔지니어링								7.1					
제일기획													10.4
삼성정밀화학													
삼성종합화학													
호텔신라													
에스원				19.2						52.4			
삼성경제연구소												5.2	

피출자회사 출자회사	씨브이네트	용산역세권개발	케어캠프	삼육오홈케어	에스디플렉스	에이스디지텍	개미플러스유통	아이마켓코리아	올 앳	시큐아이닷컴	이삼성인터내셔널	가 치네 트	오픈타이드코리아
삼성광주전자													
삼성SDS				14.4						4.4	52.5	10.5	72.6
삼성네트웍스				14.4									
삼성생명보험													
삼성화재해상보험													
삼성증권												1.6	
삼성카드									30.0			3.3	
서울통신기술	9.4												
가치네트				14.4									
삼성(해남)광통신기술유한공사													
계	49.5	45.1	52.8	62.5	50.0	23.4	100.0	78.3	60.0	65.4	100.0	41.5	83.0

피출자회사 출자회사	크레듀	삼 성 생 명 보 험	생 보 부동산 신 탁	삼 성 선 물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카자동차손해사정서비스	에스비리모티브	삼성모바일디스플레이	삼 성 증 권	삼 성 카 드	삼 성 벤 처 투 자
삼성물산											0.3	2.4	
제일모직													
삼성전자										50.0		35.3	16.3
삼성SDI									50.0	50.0			16.3
삼성코닝정밀유리													
삼성전기		0.6										3.6	17.0
삼성에버랜드	8.9	19.3											
삼성중공업					3.9							0.0	17.0
삼성테크윈													16.7
삼성엔지니어링													
제일기획	26.7	0.2											
삼성정밀화학		0.5											
삼성종합화학													
호텔신라													
에스원													
삼성경제연구소	10.7												
삼성광주전자		0.7											
삼성SDS	7.1	0.4											
삼성네트웍스	7.1												
삼성생명보험			50.0	41.0	5.5	10.4					11.4	26.4	
삼성화재해상보험				4.0	1.2		96.8	100.0			7.7		
삼성증권				51.0	65.3								16.7
삼성카드						4.9					4.7		
서울통신기술													

피출자회사 출자회사	크레듀	삼 성 생 명 보 험	생 보 부동산 신 탁	삼 성 선 물	삼성투자 신탁운용	삼성화재 해상보험	삼성화재 손해사정 서비스	애니카 자동차 손해사정 서비스	에스비 리모티브	삼성 모바일 디스플 레이	삼 성 증 권	삼 성 카 드	삼 성 벤 처 투 자
가치네트													
삼성(해남)광통신 기술유한공사													
계	60.4	21.6	50.0	96.0	75.8	15.2	96.8	100.0	50.0	100.0	24.1	67.7	100.0

※ 단위는 %, 기준일은 2009년 12월말이며 보통주 기준임.

[해외]

출자회사명	피출자회사명	지분율
삼성네트웍스㈜	Samsung Networks America, Inc.	100.0
삼성네트웍스㈜	SAMSUNG NETWORKS BEIJING Co. Ltd	100.0
삼성디지털이미징주식회사	천진삼성광전자유한공사	82.0
삼성디지털이미징주식회사	Samsung Opto-Electronics GmbH	100.0
삼성모바일디스플레이	Dongguan Samsung Mobile Display Co., Ltd.	100.0
삼성모바일디스플레이	Tianjin Samsung Mobile Display Co.,Ltd	95.0
삼성물산㈜	삼성인도설계법인(건설)	100.0
삼성물산㈜	소주성포 강재가공유한공사	50.0
삼성물산㈜	순덕성포강재가공유한공사	51.6
삼성물산㈜	Associated Wool Exporters Pty., Ltd.	3.1
삼성물산㈜	Canada Trade Group Inc.	48.7
삼성물산㈜	Cheil Holding Inc.	40.0
삼성물산㈜	Dongguan Samsung Steel Center Co., Ltd.	70.0
삼성물산㈜	Erdsam Co., Ltd.	100.0
삼성물산㈜	KSI LLP	25.0
삼성물산㈜	LOBINAVE - Estaleiro Naval do Lobito, Limitada	40.0
삼성물산㈜	MYODO METAL CO., LTD.	100.0
삼성물산㈜	P.T. Samsung Development	100.0
삼성물산㈜	Poscore(M)SDN.BHD	70.0
삼성물산㈜	POSS-SLPC, s.r.o	50.0
삼성물산㈜	S&G Biofuel PTE.LTD	50.5
삼성물산㈜	SAM investment Manzanilo.B.V	100.0
삼성물산㈜	Samsung (Hongkong) Ltd.	100.0
삼성물산㈜	Samsung (U.K) Ltd.	100.0
삼성물산㈜	Samsung America Inc.	100.0
삼성물산㈜	Samsung Asia Private Ltd.	30.0
삼성물산㈜	SAMSUNG C&T CORPORATION SAUDI ARABIA	100.0
삼성물산㈜	Samsung Const. Co. Phils.,Inc.	25.0
삼성물산㈜	Samsung Corporation Rus LLC	100.0
삼성물산㈜	Samsung Design Philippines Inc	100.0
삼성물산㈜	Samsung Deutschland GmbH	100.0
삼성물산㈜	Samsung Development (Thailand) Co., Ltd.	100.0
삼성물산㈜	Samsung E&C (Shanghai) Co.,Ltd.	100.0
삼성물산㈜	Samsung Engineering & Construction(M) SDN.BHD.	100.0
삼성물산㈜	Samsung Finance Corporation.	80.0

출자회사명	피출자회사명	지분율
삼성물산㈜	Samsung France S.A.S.	100.0
삼성물산㈜	Samsung Japan Co., Ltd.	49.0
삼성물산㈜	Samsung Malaysia SDN. BHD.	100.0
삼성물산㈜	Samsung Mexico Engineering & Construction	100.0
삼성물산㈜	Samsung Nigeria Co., Ltd.	99.9
삼성물산㈜	SAMSUNG OIL & GAS USA CORP	90.0
삼성물산㈜	Samsung Oil & Gas(Timor Sea 06-102) Ltd.	100.0
삼성물산㈜	Samsung Precision Stainless Steel(pinghu) Co.,Ltd.	55.0
삼성물산㈜	Samsung Renewable Energy Inc.	100.0
삼성물산㈜	Samsung SDI (Hong Kong) Ltd.	2.4
삼성물산㈜	Samsung SDI (Malaysia) SDN. BHD.	6.4
삼성물산㈜	Samsung SDI America, Inc.	8.3
삼성물산㈜	Samsung SDI Brasil Ltda.	0.0
삼성물산㈜	Samsung Singapore Pte.Ltd.	100.0
삼성물산㈜	Samsung Taiwan Co., Ltd.	100.0
삼성물산㈜	Samsung Texas Construction Inc.	100.0
삼성물산㈜	Samsung Thailand Co., Ltd.	44.0
삼성물산㈜	Samsung Trading PLC.	100.0
삼성물산㈜	SSJ VINA LLC.	31.0
삼성물산㈜	Xiod Distribution	25.0
삼성물산㈜	ZiREX Corporation Inc.	35.0
삼성생명보험㈜	중항삼성인수보험유한공사	50.0
삼성생명보험㈜	Samsung Life Investment (America) Ltd.	100.0
삼성생명보험㈜	Samsung Life Investment (U.K.) Limited	100.0
삼성생명보험㈜	Samsung Properties China, Limited.	100.0
삼성에스디에스㈜	삼성수거계통북경유한공사	100.0
삼성에스디에스㈜	Opentide Greater China Co., Ltd.	36.7
삼성에스디에스㈜	Samsung Data Systems India Pvt.Ltd.	100.0
삼성에스디에스㈜	Samsung SDS America, Inc.	100.0
삼성에스디에스㈜	Samsung SDS Asia Pacific Pte. Ltd.	100.0
삼성에스디에스㈜	Samsung SDS Europe Ltd.	100.0
삼성에스디에스㈜	Samsung SDS Infotech Pvt Ltd.	63.0
삼성에스디에스㈜	SAMSUNG SDS LATIN AMERICA SOLUCOES EM TECNOLOGIA LTDA	99.4
삼성엔지니어링㈜	Grupo Samsung Ingenieria Mexico, S.A. De C.V.	100.0
삼성엔지니어링㈜	PT Samsung Engineering Indonesia Co., Ltd.	100.0
삼성엔지니어링㈜	Samsung Engineering (Malaysia) SDN. BHD.	100.0
삼성엔지니어링㈜	Samsung Engineering (Thailand) Co., Ltd.	33.0
삼성엔지니어링㈜	Samsung Engineering America Inc.	100.0
삼성엔지니어링㈜	Samsung Engineering Construction(Shanghai) Co., Ltd	100.0
삼성엔지니어링㈜	Samsung Engineering India Private Ltd.	100.0
삼성엔지니어링㈜	Samsung Engineering Japan Co.,	100.0
삼성엔지니어링㈜	Samsung Engineering Kazakhstan LLP	100.0
삼성엔지니어링㈜	Samsung Engineering Magyarorszag Kft	100.0
삼성엔지니어링㈜	Samsung Engineering Trinidad Co.	100.0
삼성엔지니어링㈜	Samsung Ingenieria Manzanillo, S.A. De C.V.	99.9
삼성엔지니어링㈜	Samsung INGENIERIA MEXICO S.A DE C.V.	99.7
삼성엔지니어링㈜	Samsung Ingenieria Minatitlan, S.A. De C.V.	99.9
삼성엔지니어링㈜	SAMSUNG INGENIERIA TAMPICO SA DE CV	99.9

출자회사명	피출자회사명	지분율
삼성엔지니어링㈜	Samsung Saudi Arabia Ltd.	95.0
삼성엔지니어링㈜	Samsung Thai Engineering Co., Ltd.	29.8
삼성전기㈜	동관삼성전기유한공사	100.0
삼성전기㈜	삼성고신전기(천진)유한공사	95.0
삼성전기㈜	천진삼성전기유한공사	81.0
삼성전기㈜	쿤산 삼성전기유한공사	100.0
삼성전기㈜	Calamba Premier Realty Corporation.	39.8
삼성전기㈜	Samsung Electro-Mechanics America, Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Germany, GMBH	100.0
삼성전기㈜	Samsung Electro-Mechanics Hongkong Co., Ltd.	100.0
삼성전기㈜	Samsung Electro-Mechanics Hungary Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Indonesia, pt	100.0
삼성전기㈜	Samsung Electro-Mechanics Philippines, Corp.	100.0
삼성전기㈜	Samsung Electro-Mechanics Pte.,Ltd	100.0
삼성전기㈜	Samsung Electro-Mechanics Thailand Co., Ltd.	75.0
삼성전자㈜	PT Samsung Electronics Indonesia	100.0
삼성전자㈜	Samsung (China) Investment Co., Ltd	100.0
삼성전자㈜	Samsung Asia Private Ltd.	70.0
삼성전자㈜	Samsung Elec. European Holding	100.0
삼성전자㈜	Samsung Electronic Philippine Manufacturing Corp.	100.0
삼성전자㈜	Samsung Electronic Shanghai Telecommunications Co., Ltd.	100.0
삼성전자㈜	Samsung Electronica Da Amazonia LTDA	76.3
삼성전자㈜	Samsung Electronics (UK) Ltd.(구SEPLC)	100.0
삼성전자㈜	Samsung Electronics America Inc.	100.0
삼성전자㈜	Samsung Electronics Argentina S.A	98.0
삼성전자㈜	Samsung Electronics Asia Holding Pte Ltd	100.0
삼성전자㈜	Samsung Electronics Australia Pty. Ltd.	100.0
삼성전자㈜	Samsung Electronics Austria Gmbh	100.0
삼성전자㈜	Samsung Electronics Benelux B.V.	100.0
삼성전자㈜	Samsung Electronics Canada Inc.	100.0
삼성전자㈜	Samsung Electronics Chile Limitada(Ltda)	4.1
삼성전자㈜	SAMSUNG ELECTRONICS DIGITAL PRINTING	90.0
삼성전자㈜	Samsung Electronics Display (M) SDN.OMD.(HSD)	75.0
삼성전자㈜	Samsung Electronics Europe Logistics B.V.	100.0
삼성전자㈜	Samsung Electronics France S.A.S	100.0
삼성전자㈜	Samsung Electronics Hainan Fiberoptics Co., Ltd	100.0
삼성전자㈜	Samsung Electronics Holding GmbH	100.0
삼성전자㈜	Samsung Electronics Hong Kong Co., Ltd.	100.0
삼성전자㈜	Samsung Electronics Huizhou Co., Ltd.	89.5
삼성전자㈜	Samsung Electronics Hungarian RT.	100.0
삼성전자㈜	Samsung Electronics Iberia, S.A	100.0
삼성전자㈜	Samsung Electronics Italia S.P.A	100.0
삼성전자㈜	Samsung Electronics Latin America Panama (Zona Libre) S.A	100.0
삼성전자㈜	Samsung Electronics LCD Slovakia s.r.o.	0.0
삼성전자㈜	Samsung Electronics Ltd.(구SEUK)	100.0
삼성전자㈜	Samsung Electronics Malaysia SDN.BHD.	100.0
삼성전자㈜	Samsung Electronics Mexico S.A. De C.V.	82.7
삼성전자㈜	Samsung Electronics Nordic Aktiebolag	100.0

출자회사명	피출자회사명	지분율
삼성전자㈜	Samsung Electronics Overseas B.V.	100.0
삼성전자㈜	Samsung Electronics Polska, SP.Zo.O	100.0
삼성전자㈜	Samsung Electronics Portuguesa S.A.	100.0
삼성전자㈜	Samsung Electronics RUS Co.	100.0
삼성전자㈜	Samsung Electronics Rus Kaluga	100.0
삼성전자㈜	Samsung Electronics Slovakia s.r.o	55.7
삼성전자㈜	Samsung Electronics South Africa (Pty) Ltd.	100.0
삼성전자㈜	Samsung Electronics Suzhou Computer Co.,Lcd	87.6
삼성전자㈜	Samsung Electronics Suzhou LCD Co.,Lcd	100.0
삼성전자㈜	Samsung Electronics Suzhou Semiconductor Co., Ltd.	100.0
삼성전자㈜	Samsung Electronics Taiwan Co., Ltd.	100.0
삼성전자㈜	Samsung Gulf Electronics Co., Ltd.	100.0
삼성전자㈜	SAMSUNG INDIA ELECTRONICS Private. LTD	100.0
삼성전자㈜	Samsung India Software Operations Pvt. Ltd.	100.0
삼성전자㈜	Samsung Japan Co., Ltd.	51.0
삼성전자㈜	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN. BHD.	100.0
삼성전자㈜	Samsung Russia Service Center	100.0
삼성전자㈜	Samsung SDI Brasil Ltda.	0.1
삼성전자㈜	Samsung Semiconductor China R&D.,Ltd.	100.0
삼성전자㈜	Samsung Vina Electronics Co., Ltd.	80.0
삼성전자㈜	Samsung Yokohama Research Institute	100.0
삼성전자㈜	Shanghai Samsung Semiconductor Co., Ltd.	100.0
삼성전자㈜	Shenzhen Samsung Kejian Mobile Telecom Tech. Co., Ltd.	60.0
삼성전자㈜	Suzhou Samsung Electronics Co., Ltd	78.2
삼성전자㈜	Thai-Samsung Electronics Co. Ltd.	91.8
삼성전자㈜	Tianjin Samsung Electronics Co., Ltd.	81.1
삼성전자㈜	Tianjin Samsung Electronics Display Co., Ltd.	54.7
삼성전자㈜	Tianjin Samsung Telecom Technology Co., Ltd.	90.0
삼성중공업㈜	(주)후쿠오카 엔지니어링센터	100.0
삼성중공업㈜	삼성중공업(영파)유한공사	100.0
삼성중공업㈜	영성가야선업유한공사	100.0
삼성중공업㈜	영성부천선용강재유한공사	100.0
삼성중공업㈜	Camellia Consulting Corporation	100.0
삼성중공업㈜	SAMSUNG HEAVY INDUSTRIES (M) SDN.BHD	100.0
삼성중공업㈜	Samsung Heavy Industries Brasil Ass Essoria Em Projetsempresariais Ltda	100.0
삼성중공업㈜	Samsung Heavy Industries India Pvt.Ltd.	100.0
삼성중공업㈜	SAMSUNG HEAVY INDUSTRIES RONGCHENG Ltd. CO.	100.0
삼성중공업㈜	Samsung Sakhalin Limited Liability Company	100.0
삼성중공업㈜	Samsung Wind Energy,Inc	100.0
삼성증권㈜	Samsung Securities (America), Inc.	100.0
삼성증권㈜	Samsung Securities (Asia) Limited.	100.0
삼성증권㈜	Samsung Securities (Europe) Limited.	100.0
삼성코닝정밀유리㈜	Samsung Corning Malaysia SDN. BHD.	70.0
삼성코닝정밀유리㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	60.0
삼성테크윈㈜	Samsung Opto-Electronics America, Inc.	100.0
삼성테크윈㈜	SAMSUNG TECHWIN EUROPE LIMITED	100.0
삼성테크윈㈜	Shanghai Samsung Mechatronics & Trading Co.,ltd	100.0
삼성테크윈㈜	Tianjin Samsung Techwin Opto-Electronics	95.0

출자회사명	피출자회사명	지분율
삼성토탈㈜	동관삼성토탈공정소료유한공사	100.0
삼성토탈㈜	삼성토탈화공무역(상해)유한공사	100.0
삼성투자신탁운용㈜	Samsung Investment Management(Hong Kong) Limited.	100.0
삼성투자신탁운용㈜	Samsung Investment Management(Singapore)Pte.Ltd.	100.0
삼성화재해상보험㈜	삼성화재 인도네시아현지법인	70.0
삼성화재해상보험㈜	삼성화재해상보험(중국)유한공사	100.0
삼성화재해상보험㈜	SAMSUNG FIRE & MARINE CONSULTORIA EM SEGUROS LTDA.	100.0
삼성화재해상보험㈜	Samsung Vina Insurance Co. Ltd.	50.0
삼성LED	천진삼성LED 유한공사	100.0
삼성SDI㈜	Samsung SDI (Hong Kong) Ltd.	91.9
삼성SDI㈜	Samsung SDI (Malaysia) SDN. BHD.	68.6
삼성SDI㈜	Samsung SDI America, Inc.	91.7
삼성SDI㈜	Samsung SDI Brasil Ltda.	4.0
삼성SDI㈜	Samsung SDI Germany GmbH.	100.0
삼성SDI㈜	Samsung SDI Hungary Rt.	100.0
삼성SDI㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	40.0
세메스㈜(구 한국DNS)	SEMES America,Inc.(구 KDNSA)	100.0
에스비 리모티브㈜	Cobasys.,LLC	100.0
에스비 리모티브㈜	SB LIMOTIVE GERMANY	100.0
제일모직㈜	천진삼성고신소료유한회사	100.0
제일모직㈜	Associated Wool Exporters Pty., Ltd.	96.9
제일모직㈜	Cheil America Inc.	100.0
제일모직㈜	Samsung Chemical (USA), INC.	100.0
제일모직㈜	Samsung Chemical Europe Gmbh	100.0
제일모직㈜	Samsung Chemical Material Trading(Shanghai)Co.Ltd.	100.0
제일모직㈜	SAMSUNG CHEMICAL(THAILAND) CO., LTD	49.0
제일모직㈜	Samsung Fashion S.r.L	100.0
제일모직㈜	SAMSUNG FASHION TRADING CO(Sanghai), ,LTD	100.0
제일모직㈜	Starex Compounding America Inc.	100.0
제일모직㈜	Tianjin Samsung Wool Textile Co., Ltd.	75.0
㈜에이스디지텍	Acedigitech Suzhou.,Ltd	100.0
㈜이삼성인터내셔날	eSamsung Greater China Co., Ltd.	77.3
㈜제일기획	Cheil (Thailand) Ltd.	100.0
㈜제일기획	Cheil Brazil Communications Ltda.	99.9
㈜제일기획	Cheil China	100.0
㈜제일기획	Cheil India Private Limited	99.9
㈜제일기획	Cheil Communications Mexico Inc. SA de CV	100.0
㈜제일기획	Cheil Europe Ltd.	100.0
㈜제일기획	Cheil France SAS	100.0
㈜제일기획	Cheil Germany GmbH	100.0
㈜제일기획	Cheil MEA FZ-LLC	100.0
㈜제일기획	Cheil Rus LLC.	100.0
㈜제일기획	Cheil Singapore Pte. Ltd.	100.0
㈜제일기획	Cheil Ukraine LLC	100.0
㈜제일기획	Cheil USA Inc.	100.0
㈜호텔신라	New Jersey Int'l M.C.Inc.	100.0
㈜호텔신라	Samsung Hospitality America	100.0
Camellia Consulting Corporation	Oil & Gas Solution LLC	50.0

출자회사명	피출자회사명	지분율
Cheil (Thailand) Ltd.	SAMSUNG CHEMICAL(THAILAND) CO., LTD	25.5
Cheil Holding Inc.	Samsung Const. Co. Phils.,Inc.	75.0
Cheil Singapore Pte. Ltd.	Opentide Greater China Co., Ltd.	58.3
Cheil USA Inc.	Cheil India Private Limited	0.0
Cheil USA Inc.	The Barbarian Group LLC	47.5
eSamsung Greater China Co., Ltd.	iMarket Asia Co., Ltd.	100.0
iMarket Asia Co., Ltd.	iMarket China Co., Ltd.	80.0
iMarket Asia Co., Ltd.	iMarket TianJin Co., Ltd.	80.0
Opentide Greater China Co., Ltd.	Opentide China Co., Ltd.	100.0
Opentide Greater China Co., Ltd.	OpenTide Interactive Advertising Co.,Ltd	100.0
Opentide Greater China Co., Ltd.	OpenTide Taiwan Co., Ltd	100.0
PT Samsung Electronics Indonesia	P.T. Samsung Telecommunications Indonesia	99.0
S&G Biofuel PTE.LTD	PT. Gandaerah Hendana	95.0
S&G Biofuel PTE.LTD	PT. Inecda	95.0
S.C. Otelinox S.A	Comptoir Des Produits Inoxydables S.A.S.	87.5
SAM investment Manzanilo.B.V	Terminal KMS de GNL S. de R.L de C.V	37.5
Samsung (China) Investment Co., Ltd	천진삼성광전자유한공사	4.0
Samsung (China) Investment Co., Ltd	Beijing Samsung Telecom R&D Center.	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Beijing Service Co., Ltd	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics China R&D Center	100.0
Samsung (China) Investment Co., Ltd	SAMSUNG ELECTRONICS DIGITAL PRINTING	10.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Huizhou Co., Ltd.	10.5
Samsung (China) Investment Co., Ltd	Samsung Electronics Suzhou Computer Co.,Lcd	12.4
Samsung (China) Investment Co., Ltd	Suzhou Samsung Electronics Co., Ltd	10.1
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Co., Ltd.	10.0
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Display Co., Ltd.	10.1
Samsung (China) Investment Co., Ltd	Tianjin Tongguang Samsung Electronics Co., Ltd.	96.0
Samsung (China) Logistics Ltd.	Samsung Logistics (Tianjin) Ltd	100.0
Samsung (Hongkong) Ltd.	삼성무역 상해포동신구유한공사	100.0
Samsung (Hongkong) Ltd.	삼성무역심천유한공사	100.0
Samsung (Hongkong) Ltd.	소주성포 강재가공유한공사	20.0
Samsung (Hongkong) Ltd.	천진국제무역공사	100.0
Samsung (Hongkong) Ltd.	Dongguan Samsung Steel Center Co., Ltd.	30.0
Samsung (Hongkong) Ltd.	Enterprise Co., Ltd.	100.0
Samsung (Hongkong) Ltd.	Karson Industrial Co., Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung (China) Logistics Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung Corporation (Gaungzhou) Limited.	100.0
Samsung (Hongkong) Ltd.	Samsung Thailand Co., Ltd.	13.2
Samsung (U.K) Ltd.	Samsung Nigeria Co., Ltd.	0.1
Samsung (U.K) Ltd.	SOLECO S.A	65.0
Samsung (U.K) Ltd.	Xiod Distribution	75.0
Samsung America Inc.	Meadowland Distribution	100.0
Samsung America Inc.	Samsung Finance Corporation.	20.0
Samsung America Inc.	Samsung Green repower, LLC	100.0
Samsung America Inc.	SAMSUNG OIL & GAS USA CORP	10.0
Samsung America Inc.	Samsung Webtrade.com Inc.	100.0
Samsung America Inc.	Web2Zone., Inc.	100.0
Samsung America Inc.	ZiREX Corporation Inc.	35.0

출자회사명	피출자회사명	지분율
SAMSUNG CHEMICAL(THAILAND) CO., LTD	Samsung Thai Engineering Co., Ltd.	17.2
Samsung Deutschland GmbH	KSI LLP	25.0
Samsung Deutschland GmbH	POSS-SLPC, s.r.o	20.0
Samsung Deutschland GmbH	S.C. Otelinox S.A	94.3
Samsung Deutschland GmbH	Samsung Italia S.A.R.L.	100.0
Samsung Elec. European Holding	Samsung Electronics Czech and Slovak s.r.o.	70.0
Samsung Elec. European Holding	Samsung Electronics Poland Manufacturing Sp.Zoo	100.0
Samsung Electro-Mechanics America, Inc.	Samsung Electro-Mechanics Do Brasil Intermediacoes e Negocios Ltda	100.0
Samsung Electro-Mechanics Hongkong Co., Ltd.	삼성전기심천유한공사	100.0
Samsung Electronic Philippine Manufacturing Corp.	Batino Realty Corp.	39.8
Samsung Electronica Da Amazonia LTDA.	Samsung Electronics Argentina S.A.	2.0
Samsung Electronics (UK) Ltd.	Samsung Semiconductor Europe Limited	100.0
Samsung Electronics (UK) Ltd.	Samsung Telecoms (UK) Ltd.	100.0
Samsung Electronics America Inc.	Samsung Information Systems America Inc.	100.0
Samsung Electronics America Inc.	Samsung International Inc.	100.0
Samsung Electronics America Inc.	Samsung Receivables Corporation	40.3
Samsung Electronics America Inc.	Samsung Semiconductor Inc.	100.0
Samsung Electronics America Inc.	Samsung Telecommunications America Limited Liability Company	100.0
Samsung Electronics Asia Holding Pte Ltd	eSamsung Greater China Co., Ltd.	11.4
Samsung Electronics Asia Holding Pte Ltd	Samsung Electro-Mechanics Thailand Co., Ltd.	25.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Electronics Display (M) SDN.OMD.(HSD)	25.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Electronics Philippines Corporation (구 SMC)	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Electronics Vietnam Company Ltd.	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung SDI (Malaysia) SDN. BHD.	25.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Telecommunications Japan Co.	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Telecommunications Malaysia	100.0
Samsung Electronics Benelux B.V.	Samsung Electronica Da Amazonia LTDA.	23.7
Samsung Electronics Benelux B.V.	Samsung Electronics Baltics	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Chile Limitada(Ltda)	95.9
Samsung Electronics Benelux B.V.	Samsung Electronics Istanbul Marketing & Trading LTD Company	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Kazakhstan	100.0
Samsung Electronics Benelux B.V.	SAMSUNG ELECTRONICS KZ AND CENTRAL ASIA LLP	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics LCD Slovakia s.r.o.	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Levant Co.,Ltd	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Mexico S.A. De C.V.	17.3
Samsung Electronics Benelux B.V.	Samsung Electronics Morocco Co. Ltd	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Romania LLC	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Rus	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine Company	100.0
Samsung Electronics Benelux B.V.	Samsung Semiconductor Israel R&D Center,LTD.	100.0
Samsung Electronics Display (M) SDN.OMD.(HSD)	Tianjin Samsung Electronics Display Co., Ltd.	15.2
Samsung Electronics Holding GmbH	Samsung Electronics GmbH	100.0
Samsung Electronics Holding GmbH	Samsung Semiconductor Europe GmbH	100.0
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Greater China Co., Ltd.	11.3
Samsung Electronics Hong Kong Co., Ltd.	Samsung Electronics ShenZhen Co.Ltd	100.0
Samsung Electronics Hungarian RT.	Samsung Electronics Slovakia s.r.o	44.3
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Columbia	100.0

출자회사명	피출자회사명	지분율
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronics Latino America Miami, Inc.	100.0
Samsung Engineering & Construction(M) SDN.BHD.	SS KUKDONG JASATERA J/V	70.0
Samsung Engineering India Private Ltd.	Samsung Saudi Arabia Ltd.	5.0
Samsung France S.A.S.	Comptoir Des Produits Inoxydables S.A.S.	12.5
Samsung International Inc.	Samsung Mexicana S.A. De C.V.	100.0
Samsung SDI (Hong Kong) Ltd.	Samsung SDI Brasil Ltda.	14.5
Samsung SDI (Hong Kong) Ltd.	Shanghai Samsung Electronic Devices Co., Ltd	60.3
Samsung SDI (Hong Kong) Ltd.	Shenzhen Samsung SDI Co., Ltd.	80.0
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Co., Ltd.	80.0
Samsung SDI (Malaysia) SDN. BHD.	Samsung Corning Malaysia SDN. BHD.	30.0
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI (Hong Kong) Ltd.	5.3
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI Brasil Ltda.	0.2
Samsung SDI America, Inc.	Samsung SDI Brasil Ltda.	40.4
Samsung SDI America, Inc.	Samsung SDI Mexico S.A. de C.V.	100.0
Samsung SDI Germany GmbH.	Samsung SDI (Hong Kong) Ltd.	0.4
Samsung SDI Germany GmbH.	Samsung SDI Brasil Ltda.	40.8
Samsung SDI Germany GmbH.	Samsung SDIG Real Estate Gmbh	100.0
Samsung SDS America, Inc.	SAMSUNG SDS LATIN AMERICA SOLUCOES EM TECNOLOGIA LTDA	0.6
Samsung SDS America, Inc.	Samsung SDS Mexico, S.A. DE C.V.	99.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor France S.A.R.L	100.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor Italia S.R.L	100.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor sweden AB	100.0
Samsung Semiconductor Inc.	Samsung Austin Semiconductor LLC.	100.0
Samsung Semiconductor Inc.	Samsung Receivables Corporation	53.9
Samsung Singapore Pte.Ltd.	Poscore(M)SDN.BHD	30.0
Samsung Singapore Pte.Ltd.	S&G Biofuel PTE.LTD	12.6
Samsung Singapore Pte.Ltd.	SSJ VINA LLC.	29.0
Samsung Telecommunications America Limited Liability Company	Samsung Receivables Corporation	5.9
Samsung Thai Engineering Co., Ltd.	SAMSUNG CHEMICAL(THAILAND) CO., LTD	25.5
Samsung Thai Engineering Co., Ltd.	Samsung Engineering (Thailand) Co., Ltd.	67.0
Starex Compounding America Inc.	STARCOM MEXICO	99.0
Suzhou Samsung Electronics Co., Ltd	Samsung Suzhou Electronics Export Co.,Ltd	100.0

※ 단위는 %, 기준일은 2009년 12월말, 보통주 기준임.

다. 관련법령상의 규제내용 등

· " 독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2009年 4월 1일

② 규제내용 요약

- 상호출자의 금지
- 계열사 채무보증 금지
- 금융· 보험사의 계열사 의결권 제한
- 대규모 내부거래의 이사회 의결 및 공시 등

· 비상장사 중요사항 공시
· 기업집단현황 등에 관한 공시

라. 타법인출자 현황

'09년말 현재 당사의 타법인 출자금액은 장부가 기준 26조 4,842억이며, 사업관련 등으로 출자하였습니다.

[2009. 12. 31 현재] (단위 : 천주, 백만원, %)

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			최근 사업연도 재무현황		비 고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액	총자산	당기 순손익	
국내	매도가능증권	상장	삼성SDI㈜	경영참가 등	9,283	19.68	874,079	0	88,057	9,283	19.68	962,136	6,620,293	217,992	
		"	삼성전기㈜	경영참가 등	17,693	22.80	445,244	0	139,247	17,693	22.80	584,491	4,219,378	278,476	
		비상장	삼성광주전자㈜	사업관련	38,516	94.25	682,670	0	38,431	38,516	94.25	721,100	1,066,202	42,589	
		상장	삼성카드㈜	경영참가 등	43,393	35.29	1,455,485	0	230,225	43,393	35.29	1,685,710	11,788,784	603,846	
		"	삼성테크윈㈜	경영참가 등	19,604	25.46	272,833	-6,077	2,368	13,527	25.46	275,201	2,445,950	173,278	주식분할
		"	삼성디지털이미징㈜	경영참가 등	0	0.00	0	6,077	45,618	6,077	25.46	45,618	482,454	53,397	주식분할
		비상장	스테코㈜	사업관련	2,448	51.00	32,724	0	1,494	2,448	51.00	34,217	90,474	3,648	
		"	세메스㈜	사업관련	1,277	63.87	-24,829	0	6,366	1,277	63.87	-18,463	244,715	12,108	
		"	서울통신기술㈜	사업관련	3,933	35.74	56,129	0	5,623	3,933	35.73	61,753	258,441	17,558	
		"	삼성경제연구소㈜	경영참가 등	3,576	29.80	24,942	0	650	3,576	29.80	25,592	115,106	188	
		"	삼성에스디에스㈜	경영참가 등	11,978	21.27	223,376	0	56,665	11,978	21.27	280,041	1,988,156	265,423	
		"	삼성네트웍스㈜	경영참가 등	23,956	23.07	68,007	0	14,950	23,956	23.07	82,957	517,411	72,278	
		"	삼성라이온즈㈜	경영참가 등	55	27.50	-102	0	8	55	27.50	-95	58,840	28	
		"	세크론㈜	사업관련	405	50.63	198	0	4,771	405	50.63	4,969	59,964	234	
		"	삼성전자서비스㈜	사업관련	6,000	83.33	48,121	0	671	6,000	83.33	48,792	203,130	2,859	
		"	엠이엠씨코리아㈜)	사업관련	3,440	20.00	35,286	0	-2,131	3,440	20.00	33,155	200,443	-10,271	
		"	삼성코닝정밀유리	경영참가 등	7,512	42.54	1,771,209	0	596,426	7,512	42.54	2,367,635	6,298,736	2,597,892	
		"	삼성탈레스㈜	경영참가 등	13,500	50.00	146,956	0	15,204	13,500	50.00	162,159	535,776	30,408	
		"	리빙프라자㈜	사업관련	767	100.00	117,523	0	-13,674	767	100.00	103,849	286,504	2,301	
		"	삼성전자로지텍㈜	사업관련	1,011	100.00	46,669	0	2,705	1,011	100.00	49,374	153,943	2,672	
		"	에스엘시디(주)	사업관련	350,000	50.00	1,792,110	40,000	219,191	390,000	50.00	2,011,302	5,424,336	16,546	유상증자
		"	보광 1호 부품	사업관련		50.00	10,395	0	-10,395	0	0.00	0	0	0	청 산
		"	삼성모바일디스플레이	경영참가 등	0	0.00	0	20,000	734,667	20,000	50.00	734,667	2,560,187	122,295	신규출자
		"	삼성엘이디(주)	경영참가 등	0	0.00	0	2,000	196,258	2,000	50.00	196,258	728,089	56,721	신규출자
		"	SVIC 4호 투자조합	사업관련	1	65.67	102,093	0	-36,917	1	65.67	65,176	100,207	-2,433	원금회수
		"	SVIC 6호 투자조합	사업관련	0	99.00	29,813	0	47,838	1	99.00	77,652	79,010	4,584	유상증자
		"	SVIC 7호 투자조합	사업관련	0	99.00	14,368	0	-2,189	0	99.00	12,179	12,405	-2,211	
		"	SVIC 14호 투자조합	사업관련	0	0.00	0	0	42,821	0	99.00	42,821	43,889	5,554	신규출자
		상장	삼성중공업㈜	경영참가 등	40,676	17.61	919,269	0	65,081	40,676	17.61	984,350	20,187,524	669,855	
		"	삼성정밀화학㈜	경영참가 등	2,165	8.39	83,243	0	18,619	2,165	8.39	101,862	1,025,139	86,673	
		"	호텔신라㈜	경영참가 등	2,005	5.01	25,761	0	15,537	2,005	5.01	41,297	1,072,979	31,484	
		"	제일기획㈜	경영참가 등	120	2.61	23,390	0	14,394	120	2.61	37,784	1,032,373	91,050	
		"	에이테크솔루션	사업관련	0	0.00	0	1,592	32,636	1,592	15.92	32,636	117,849	9,522	신규출자
		비상장	삼성석유화학㈜	경영참가 등	514	12.96	8,040	0	0	514	12.96	8,040	598,174	92,667	
		"	삼성종합화학㈜	경영참가 등	1,914	3.91	19,143	0	0	1,914	3.91	19,143	1,044,186	170,781	
			기협기술금융㈜												

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			최근 사업연도 재무현황		비 고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액	총자산	당기 순손익	
		"	(舊기협파이낸스(주))	사업관련	1,000	17.24	5,000	0	0	1,000	17.24	5,000	63,655	963	
		"	부산신항만㈜	사업관련	1,135	1.15	5,677	0	0	1,135	0.98	5,677	753,256	80,566	
		"	한국경제신문㈜	경영참가 등	72	0.39	365	0	0	72	0.39	365	194,709	8,208	
		"	부룩스 오토메이션 아시아㈜	사업관련	219	19.00	368	0	0	219	19.00	368	4,279	294	
		"	삼성벤처투자㈜	사업관련	980	16.33	4,900	0	0	980	16.33	4,900	48,204	2,538	
		"	블루버드소프트㈜	사업관련	140	17.00	2,441	0	0	140	22.51	2,441	25,352	789	
		"	㈜아이마켓코리아	사업관련	380	14.10	1,900	0	0	380	14.10	1,900	347,396	21,105	
		"	㈜싸이버뱅크	사업관련	1,083	7.46	0	0	0	1,083	7.46	0	0	0	
		"	한국디지털위성방송	사업관련	600	0.71	3,000	-360	0	240	0.71	3,000	448,079	24,812	
		"	화인칩스	사업관련	2	4.76	10	0	0	2	4.76	10	2,327	-52	
		"	월드사이버게임즈㈜ (舊ICM)	사업관련	450	45.00	0	0	0	450	45.00	0	1,995	303	
		"	TU미디어(주)	사업관련	3,015	5.62	15,076	0	0	3,015	5.62	15,076	260,916	-6,190	
		"	이트로닉스(주)	사업관련	0	0.00	0	0	0	0	0.00	0	155,468	-7,630	
		"	용평리조트(주)	사업관련	400	1.05	1,869	0	0	400	1.05	1,869	860,082	-4,342	
		"	삼보컴퓨터(주)	사업관련	1	0.00	0	0	0	1	0.00	0	239,880	2,911	
		"	삼성전자축구단(주)	사업관련	400	100.00	2,000	0	0	400	100.00	2,000	3,384	-1	
		"	아이큐브투자조합1호	사업관련	0	0.00	0	0	4,000	0	16.23	4,000	24,512	11	신규출자
해외	매도가능증권	비상장	SECA	해외거점확보		100.00	90,922	0	10,765	0	100.00	101,687	265,705	8,805	
		"	SEA	해외거점확보	481	100.00	3,621,057	6	-132,172	487	100.00	3,488,884	6,844,611	211,091	유상증자
		"	SELA	해외거점확보	40	100.00	86,962	0	-356	40	100.00	86,607	181,437	6,040	
		"	SEM	해외거점확보	1,400	100.00	53,838	370	40,550	1,770	82.73	94,388	639,511	2,293	유상증자
		"	SEASA	해외거점확보	21,854	98.00	6,779	0	-396	21,854	98.00	6,383	31,179	887	
		"	SEDA	해외거점확보		100.00	312,367		186,627		76.33	498,993	1,971,914	186,617	
		"	CMLA LLC	사업관련		25.00	4,115	0	953	0	25.00	5,068	15,301	6,657	
		"	SESA	해외거점확보	8,021	100.00	142,091	0	9,121	8,021	100.00	151,212	623,533	29,002	
		"	SENA	해외거점확보	1,000	100.00	69,372	0	43,994	1,000	100.00	113,366	405,188	47,318	
		"	SEH	해외거점확보	753	100.00	650,157	0	363,371	753	100.00	1,013,528	1,764,586	429,811	
		"	SEP	해외거점확보	1,751	100.00	37,616	0	522	1,751	100.00	38,138	122,722	3,363	
		"	SEF	해외거점확보	2,700	100.00	234,115	0	17,814	2,700	100.00	251,930	1,122,021	41,464	
		"	SEUK	해외거점확보	109,546	100.00	433,202	0	71,861	109,546	100.00	505,063	987,337	94,587	
		"	SEHG	해외거점확보		100.00	354,846	0	42,333	0	100.00	397,179	1,605,385	62,811	
		"	SEAG	해외거점확보		100.00	32,162	0	4,659	0	100.00	36,821	148,584	8,423	
		"	SEI	해외거점확보	677	100.00	143,181	0	17,281	677	100.00	160,461	1,010,792	33,477	
		"	SEBN	해외거점확보	2,260	100.00	337,453	200,914	209,840	203,174	100.00	547,293	735,038	78,710	유상증자
		"	SELS	해외거점확보	1,306	100.00	24,288	0	7,794	1,306	100.00	32,082	1,253,132	12,759	
		"	SEPOL	해외거점확보	106	100.00	78,267	0	18,868	106	100.00	97,135	339,914	24,582	
		"	SSA	해외거점확보	2,000	100.00	32,622	0	10,950	2,000	100.00	43,572	310,161	8,653	
		"	SESK	해외거점확보		55.69	263,767	0	207,231	0	55.69	470,998	1,619,844	418,837	
		"	SEEH	해외거점확보		0.00	0	0	4,231	0	100.00	4,231	4,103	-62	신규출자
		"	SELSK	해외거점확보		0.00	11	0	1	0	0.00	12	337,018	19,156	
		"	SEO	해외거점확보		100.00	-10,043	0	8,349	0	100.00	-1,694	280,628	-8,473	
		"	SRSC	해외거점확보		100.00	8,211	0	6,253	0	100.00	14,464	23,064	6,662	
		"	SERC	해외거점확보		100.00	87,028	0	116,262	0	100.00	203,290	1,229,874	57,206	유상증자
		"	SERK	해외거점확보		100.00	111,504	0	83,097	0	100.00	194,601	559,522	11,743	유상증자
		"	SEAU	해외거점확보	53,200	100.00	111,964	0	36,894	53,200	100.00	148,858	403,103	27,728	
		"	SEMA	해외거점확보	16,247	100.00	153,602	0	7,038	16,247	100.00	160,640	237,891	42,336	
		"	SGE	해외거점확보		100.00	32,798	0	-858	0	100.00	31,939	136,773	-491	

구분	계정과목	법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			최근 사업연도 재무현황		비 고
				수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액	총자산	당기 순손익	
	"	SEIN	해외거점확보	46	99.99	118,909	0	38,113	46	99.99	157,022	389,290	34,705	
	"	SDMA	해외거점확보	71,400	75.00	244,382	0	118,625	71,400	75.00	363,008	694,556	241,582	
	"	SIEL	해외거점확보	216,787	100.00	75,264	0	73,488	216,787	100.00	148,752	715,609	103,240	
	"	SAPL	해외거점확보	42,911	70.00	301,166	0	-32,440	42,911	70.00	268,726	816,321	20,311	
	"	SAVINA	해외거점확보		80.00	34,449	0	9,393	0	80.00	43,842	147,334	33,001	
	"	TSE	해외거점확보	11,020	91.83	279,163	0	43,376	11,020	91.83	322,539	717,767	201,149	
	"	STE	해외거점확보		49.00	4,474	0	-208	0	49.00	4,266	29,983	903	
	"	SEPHIL	해외거점확보	9,876	100.00	78,919	0	40,977	9,876	100.00	119,896	354,708	51,744	
	"	SISO	해외거점확보	17	100.00	31,787	0	6,147	17	100.00	37,933	69,472	7,890	
	"	SME	해외거점확보	17,100	100.00	7,644	0	-5,460	17,100	100.00	2,185	675,343	3,453	
	"	SEAH	해외거점확보	497,423	100.00	344,540	37,341	139,178	534,764	100.00	483,718	574,024	50,742	유상증자
	"	SEHK	해외거점확보	274,250	100.00	79,033	0	34,958	274,250	100.00	113,991	1,041,113	25,819	
	"	SET	해외거점확보	27,270	100.00	112,949	0	19,473	27,270	100.00	132,423	2,338,164	19,955	
	"	SESS	해외거점확보		100.00	483,923	0	11,588	0	100.00	495,511	562,630	48,080	
	"	SCIC	해외거점확보		100.00	511,641	0	135,190	0	100.00	646,831	2,166,307	195,287	
	"	SEHZ	해외거점확보		89.46	255,535	0	142,304	0	89.46	397,839	1,484,182	218,732	
	"	TSED	해외거점확보		54.67	29,331	0	11,929	0	54.67	41,260	305,076	54,281	
	"	SSEC	해외거점확보		78.19	130,551	0	25,327	0	78.19	155,878	426,829	47,582	
	"	TSEC	해외거점확보		81.07	104,486	0	26,586	0	81.07	131,072	330,899	104,078	
	"	SST	해외거점확보		90.00	65,319	0	39,285	0	90.00	104,604	438,690	58,889	
	"	TSTC	해외거점확보		90.00	490,041	0	-5,235	0	90.00	484,806	1,215,150	145,293	
	"	SSTC	해외거점확보		49.00	-1,186	0	5,766	0	100.00	4,580	10,137	5,265	
	"	SSKMT	해외거점확보		60.00	102,196	0	12,256	0	60.00	114,451	329,050	29,685	
	"	SESL	해외거점확보		100.00	313,397	0	13,356	0	100.00	326,754	458,463	34,428	
	"	SESC	해외거점확보		87.60	34,028	0	47,160	0	87.60	81,188	751,438	59,220	
	"	SSS	해외거점확보		100.00	19,189	0	4,767	0	100.00	23,956	1,111,467	8,628	
	"	SEHF	해외거점확보		100.00	85,088	0	18,051	0	100.00	103,139	119,999	21,982	
	"	SSCR	해외거점확보		100.00	9,332	0	125	0	100.00	9,457	11,296	862	
	"	SJC	해외거점확보	795	50.96	211,370	0	542	795	50.96	211,911	1,919,374	34,267	
	"	SYRI	해외거점확보	122	100.00	92,582	0	-7,754	122	100.00	84,828	163,908	951	
	"	TSST Japan	해외거점확보		49.03	11,137	0	28,745	0	49.03	39,882	484,367	51,774	
	"	SCT	해외거점확보	5	67.00	135	-5	-135	0	0.00	0	0	0	청산
	"	SDIB	사업관련	586	0.08	0	0	0	586	0.08	0	65,201	-32,485	
	"	Semiconductor Portal	사업관련		1.21	10	0	0	0	1.21	10	3,555	2	
	"	SECH	사업관련		99.99	597	0	-531	0	4.10	66	108,449	950	
	"	MTLD Top Domain Ltd.	사업관련	600	5.00	754	0	0	600	5.00	754	17,857	-6,107	
	"	INPHI	사업관련	2,732	6.40	4,171	0	0	2,732	6.40	4,171	25,619	-3,769	
	"	FTS	사업관련	80	28.60	320	0	0	80	28.60	320	1,963	-1,549	
	"	SETK	해외거점확보		100.00	926	0	-926	0	0.00	0	31,686	1,488	매각
	"	PIXTRONICS	사업관련	0	0.00	0	1,025	3,534	1,025	3.09	3,534	19,745	-14,743	신규출자
합 계						21,518,558		4,965,640			26,484,198			

※ 취득(처분)가액은 지분법 및 감액 평가 등 금전의 수수를 수반하지 않는 증가/감소를 포함함

VII. 주주에 관한 사항

1. 최대주주 및 그 특수관계인의 주식소유 현황

다음은 기초 및 기말 현재 최대주주 및 그 특수관계인의 소유주식 변동내역입니다

(기준일 : 2009년 12월 31일 현재) (단위 : 주, %)

성 명	관 계	주식의 종류	소유주식수(지분율)				변동 원인
			기 초		기 말		
			주식수	지분율	주식수	지분율	
이건희	본인	보통주	4,985,464	3.38	4,985,464	3.38	
		우선주	12,398	0.05	12,398	0.05	
삼성물산	특수관계인	보통주	5,917,362	4.02	5,917,362	4.02	
삼성복지재단	특수관계인	보통주	89,683	0.06	89,683	0.06	
삼성문화재단	특수관계인	보통주	37,615	0.03	37,615	0.03	
홍라희	특수관계인	보통주	1,083,072	0.74	1,083,072	0.74	
이재용	특수관계인	보통주	840,403	0.57	840,403	0.57	
삼성생명	특수관계인	보통주	10,622,814	7.21	10,622,814	7.21	
삼성생명	특수관계인	우선주	879	0.00	879	0.00	
삼성생명 (특별계정)	특수관계인	보통주	420,345	0.29	394,107	0.27	장내매매 및 운용사 대여
		우선주	86,895	0.38	20,825	0.09	장내매매
삼성화재	특수관계인	보통주	1,856,370	1.26	1,856,370	1.26	
이윤우	특수관계인	보통주	10,000	0.01	10,000	0.01	
최지성	특수관계인	보통주	-	-	12,000	0.01	신규선임 및 장내매도
윤주화	특수관계인	보통주	-	-	11,499	0.01	신규선임, 스톡옵션 행사 및 장내매도
이상훈	특수관계인	보통주	-	-	2,473	0.00	신규선임
이재웅	특수관계인	보통주	50	0.00	50	0.00	
Goran S. Malm	특수관계인	보통주	744	0.00	750	0.00	장내매수
최도석	-	보통주	11,151	0.01	-	-	임기만료
계		보통주	25,875,073	17.57	25,863,662	17.56	
		우선주	100,172	0.44	34,102	0.15	
		합 계	25,975,245	15.27	25,897,764	15.22	

2009년말 현재 삼성전자의 최대주주 및 그 특수관계인은 총 15.22%를 보유하고 있습니다.

[최대주주 관련 사항]

○ 최대주주 : 이건희

○ 학력 : 와세다대학교 상과대학 (1965)
조지워싱턴대학교 경영대학원 (1966)

○ 경력(최근 5년간) : 삼성전자 회장 (2010.3 ~)
삼성전자 대표이사 회장 (1998.4 ~ 2008.4)
전국경제인연합회 부회장 (1987 ~)
국제올림픽위원회 위원 (1996 ~)

2. 주식의 분포현황

2009.12.31일 현재 최대주주를 제외하고 5%이상 의결권 있는 주식을 보유하고 있는 주주는 다음과 같습니다.

(단위 : 주, %)

성명(명칭)	보통주		우선주		소계	
	주식수	지분율	주식수	지분율	주식수	지분율
Citibank N.A	8,921,328	6.06	3,519,155	15.41	12,440,483	7.31
삼성생명	11,016,921	7.48	21,704	0.10	11,038,625	6.49
합 계	19,938,249	13.54	3,540,859	15.51	23,479,108	13.80

※ 삼성생명 보유주식수 및 지분율은 특별계정 포함 기준임.

3. 소액주주현황

[2009년 12월 31일 현재] (단위 : 명, 주, %)

구 분	주 주		보유주식		비 고
	주주수	비 율	주식수	비 율	
소액주주	117,273	99.96	99,621,086	58.55	발행주식 총수의 100분의 1에 미달하는 주식을 보유한 주주
전 체	117,325	100.00	170,132,764	100.00	

4. 주식사무

정관상 신주인수권의 내용	1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다. 2. 제1항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다. ① 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우 ② 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우 ③ 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우 ④ 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우 ⑤ 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우 ⑥ 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우. 다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조의 5의 규정에서 정하는 가격 이상으로 한다. ☞(주) 제 8조 6항 본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다. 다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는 그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다. ☞ (주) 제11조의3 (일반공모증자) 1.본 회사는 발행주식총수의 100분의 30을 초과하지 않는 범위내에서 증권거래법 제189조의 3의 규정에서 정하는 방법에 따라 이사회의 결의로 일반공모증자방식에 의하여 신주를 발행할 수 있다. 2.일반공모증자방식에 의하여 신주를 발행하는 경우에는 발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의로써 정한다. 다만,이 경우 신주의 발행가격은 증권거래법시행령 제84조의 5의 규정에서 정하는 가격 이상으로 한다. ☞ (주) 제11조의4 (주식매수선택권) 1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서 규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서 같다)에게 증권거래법이 허용하는 한도내에서 증권거래법 제189조의4의 규정에 의한 주식매수선택권을 주주총회의 특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지

<table>
<tr><td></td><td colspan="4">임 · 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써 주식매수선택권을 부여할 수 있다.

2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업 또는 기술혁신 등에 기여하거나 기여할 수 있는 임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을 수 없는 자로 규정한 임· 직원은 제외한다.

3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의 행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은 기명식 보통주식 또는 기명식 우선주식으로 한다.

4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는 관계법령에서 허용하는 한도까지로 한다.

5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의 결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당 주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지 행사할 수 있다.
단, 이 경우 주식매수선택권을 부여받은 자는 관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한 결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수 있다.

6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은 관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의 또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회 또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회 또는 이사회로부터 위임받은 위원회에서 결정할 수 있다.

7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로 주식매수선택권의 부여를 취소할 수 있다.
1. 임· 직원이 주식매수선택권을 부여받은 후 임의로 퇴임하거나 퇴직한 경우
2. 임· 직원이 고의 또는 과실로 회사에 중대한 손해를 초래하게 한 경우
3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가 발생한 경우</td></tr>
<tr><td>결 산 일</td><td>12월 31일</td><td>정기주주총회</td><td colspan="2">매 사업년도 종료후 3월 이내</td></tr>
<tr><td colspan="3">주주명부폐쇄기간</td><td colspan="2">1월 1일부터 1개월 間</td></tr>
<tr><td>주권의 종류</td><td colspan="4">1,5,10,50,100,500,1000,10000(8종)</td></tr>
<tr><td>명의개서대리인</td><td colspan="4">한국예탁결제원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지</td></tr>
<tr><td>주주의 특전</td><td colspan="2">없음</td><td>공고게재신문</td><td>중앙일보</td></tr>
</table>

5. 주가 및 주식거래실적

가. 국내증권시장

(단위 : 원, 주)

종 류			'09.7월	8월	9월	10월	11월	12월
보통주	주가	최 고	724,000	783,000	825,000	792,000	759,000	799,000
		최 저	601,000	693,000	764,000	718,000	712,000	737,000
		평 균	663,870	736,190	793,273	744,857	732,571	774,810
	거래량	최고(일)	933,996	638,457	896,503	1,062,567	593,061	891,683
		최저(일)	227,103	291,574	272,955	283,676	212,706	136,900
		월 간	10,687	9,577	10,218	11,203	7,872	7,016
우선주	주가	최 고	464,500	492,000	498,500	480,500	483,000	525,000
		최 저	390,000	446,500	464,500	456,500	453,500	473,000
		평 균	430,196	464,833	483,727	471,333	467,714	507,262
	거래량	최고(일)	72,638	53,654	72,802	114,220	48,147	36,441
		최저(일)	8,721	10,315	15,843	13,197	10,185	6,275
		월 간	794	689	806	848	510	396

※ 월간 거래량은 천주 단위임

나. 해외증권시장

[증권거래소명 : 런던 증권거래소(보통주)]

(단위 : $, 원, DR)

종 류			'09.7월	8월	9월	10월	11월	12월
보통주	주가	최 고	297.75	313.00	345.75	335.00	329.00	350.00
		(₩환산)	369,061	390,687	416,905	391,180	382,495	408,660
		최 저	234.50	278.50	305.00	301.50	303.75	321.50
		(₩환산)	297,604	344,699	381,189	357,911	360,916	373,519
		평 균	263.12	295.69	324.93	318.02	315.76	333.58
	거래량	최고(일)	142,618	71,143	123,697	98,188	109,604	79,428
		최저(일)	4,801	8,845	5,504	21,502	7,206	3,971
		월 간	989	540	943	1,059	807	711

※ 월간 거래량은 천DR 단위임

※ 원화 환산 주가는 거래일 종가 원/달러 환율 기준, 원주 1주당 2DR

[증권거래소명 : 룩셈부르크 증권거래소(우선주)] (단위 : $, 원, DR)

종 류			'09.7월	8월	9월	10월	11월	12월
우선주	주가	최 고	187.00	195.00	211.00	206.50	210.00	226.00
		(₩환산)	231,974	243,399	250,816	241,130	244,146	263,267
		최 저	151.00	173.75	187.00	195.00	193.50	203.00
		(₩환산)	191,634	214,581	233,170	228,189	223,957	235,845
		평 균	169.65	186.10	198.64	199.92	200.90	217.14
	거래량	최고(일)	14,529	24,803	18,818	32,405	38,569	16,918
		최저(일)	250	300	100	1,040	594	7
		월 간	85	104	82	136	124	93

※ 월간 거래량은 천DR 단위임

※ 원화 환산 주가는 거래일 종가 원/달러 환율 기준, 원주 1주당 2DR

VIII. 임원 및 직원 등에 관한 사항

1. 임원 및 직원의 현황

가. 등기임원

[기준일: 2009. 12.31] [단위 : 주]

직 명	성 명	생년월일	주요경력	담당업무	소유주식수		선임일 (임기)
					보통주	우선주	
대표이사 (상근)	이윤우	'46.06.26	삼성전자 대표이사 부회장	전사 경영전반 총괄 겸)DS부문 경영전반 총괄	10,000	0	'09.03.13 (임기 3년)
사내이사 (상근)	최지성	'51.02.02	삼성전자 정보통신총괄 사장	DMC부문 경영전반 총괄	12,000	0	'09.03.13 (임기 3년)
사내이사 (상근)	윤주화	'53.02.26	삼성전자 경영지원총괄 경영지원팀장	전사 감사 업무 총괄	11,499	0	'09.03.13 (임기 3년)
사내이사 (상근)	이상훈	'55.06.15	삼성 전략기획실 전략지원팀	전사 사업전략 업무 총괄	2,473	0	'09.03.13 (임기 3년)
사외이사 (비상근)	이갑현	'43.08.18	한국외환은행장	전사 경영전반에 대한 업무	0	0	'07.02.28 (임기 3년)
사외이사 (비상근)	윤동민	'45.04.04	법무부 보호국 국장	전사 경영전반에 대한 업무	0	0	'09.03.13 (임기 3년)
사외이사 (비상근)	이재웅	'42.05.02	성균관대학교 부총장	전사 경영전반에 대한 업무	50	0	'09.03.13 (임기 3년)
사외이사 (비상근)	요란맘	'47.03.14	GE Asia-Pacific 사장 GE Senior VP	전사 경영전반에 대한 업무	750	0	'07.02.28 (임기 3년)
사외이사 (비상근)	박오수	'52.12.24	서울대학교 경영대학 학장	전사 경영전반에 대한 업무	0	0	'09.03.13 (임기 3년)

※ 이윤우 대표이사 선임일은 '09.3.16일임
※ 최지성 사내이사는 '10.1.29 이사회 의결에 의거하여 대표이사로 신규선임됨
※ 2010.2.22 이상훈 사내이사가 사임하였으며, 사외이사 2인(이갑현, 요란맘)이 2010.3.19일로 임기만료되었음
주주총회(2010.3.19)를 통해 사외이사 1인(이인호)이 신규 선임되었음

나. 타회사 임원겸직 현황

겸 직 자		겸 직 회 사	
성 명	직 위	회사명	직 위
이윤우	대표이사 부회장	에스엘시디 주식회사	이 사

※ 이윤우 대표이사 부회장은 '10.3.26일자로 에스엘시디 이사직을 사임함

다. 미등기임원

직 위	성 명	생년월일	담당업무	약 력	학 력
회장	이건희	19420109	회장	대표이사 회장	서울대(博士)
부회장	김순택	19490717	신사업추진단장	SDI 대표이사	경북대
사장	이상완	19500322	사회공헌위원회 위원	종합기술원장	연세대(碩士)
사장	권오현	19521015	반도체사업부장	반도체사업담당	Stanford Univ.(博士)
사장	이창렬	19491009	사회공헌위원장	일본본사장	한양대
사장	박근희	19531019	중국본사장	중국본사장	청주대
사장	강재영	19520919	사회공헌위원회 위원	투신운용 대표이사	연세대
사장	장원기	19550202	LCD사업부장	HD LCD사업부장	연세대(碩士)
사장	윤부근	19530206	영상디스플레이사업부장	영상디스플레이 개발팀장	한양대
사장	김현종	19590927	해외법무담당		Columbia Univ.(博士)
사장	조수인	19570113	메모리담당	메모리사업부장	아주대(碩士)
사장	김상균	19580708	법무실장	법무실 담당임원	서울대
사장	신종균	19560116	무선사업부장	무선 개발실장	광운대
사장	김기남	19580414	종합기술원장	반도체연구소장	Univ. of California, LA(博士)
사장	이상훈	19550425	사업지원팀장	전략지원팀 담당임원	경북대
사장	양해경	19480316	구주전략본부 담당임원	구주전략본부장	고려대
부사장	최광해	19560109	보좌역	전략지원팀장	서울대
부사장	우남성	19530107	System LSI담당	System LSI사업부장	Univ. of Maryland, Coll. Park(博士)
부사장	김운섭	19521001	네트워크사업부장	정보통신 경영지원실장	경북대(碩士)
부사장	윤진혁	19531006	일본본사장	SMD Mobile Display사업부장	부산대
부사장	이호수	19521215	Media Solution센터장	소프트웨어연구소장	Northwestern Univ.(博士)
부사장	전동수	19580801	메모리 전략마케팅팀장	디지털AV사업부장	경북대(碩士)
부사장	고영범	19580815	LCD 제조센터장	SAS법인장	Osaka Univ.(博士)
부사장	최창식	19540106	LCD 광에너지사업팀장	System LSI Foundry센터장	North Carolina State Univ.(博士)
부사장	최창수	19501020	북미총괄	무선 전략마케팅팀장	인하대
부사장	방인배	19540116	안식년	한국총괄 담당임원	고려대
부사장	정유성	19561225	경영전략팀장	인사지원팀장	한양대
부사장	이인용	19570308	커뮤니케이션팀장	홍보팀장	서울대
부사장	신상흥	19521110	구주총괄	영상전략마케팅팀장	경북대
부사장	김종중	19560707	업무지원실장	전략지원팀 담당임원	고려대
부사장	이종석	19630426	동남아총괄	글로벌마케팅실장	Cornell Univ.(碩士)
부사장대우	성열우	19590207	법무실 담당임원	법무실 담당임원	서울대
부사장	김봉영	19570120	경영진단팀장	감사팀 담당임원	한양대
부사장대우	김수목	19640518	법무실 담당임원	법무실 담당임원	서울대
부사장	김태한	19571110	신사업추진단 신사업팀장	신사업팀 담당임원	Univ. of Texas, Austin(博士)
부사장	남성우	19570224	IT솔루션사업부장	컴퓨터사업부장	서강대
부사장	이선종	19580524	재경팀장	경영지원팀장	고려대(碩士)
부사장	홍창완	19581130	생활가전사업부장	영상디스플레이 PDP일류화T/F장	서울대
부사장	김철교	19580825	생산기술연구소장	생산기술혁신팀장	연세대(碩士)
부사장	이재용	19680623	COO	CCO	Harvard Univ.(博士)수료
부사장	김재권	19550826	LCD 전략마케팅팀장	무선 Global구매팀장	한국외국어대
전무대우	권기섭	19600620	법무팀장	법무팀 담당임원	Quinnipiac Coll.(博士)
전무	김필영	19580521	네트워크 Internet Infra사업팀장	네트워크 Internet Infra사업팀 담당임원	경북대
전무대우	윤지홍	19541107	디자인경영센터 디자인전략팀장	무선 전략마케팅팀 담당임원	한양대(碩士)
전무	장형옥	19530720	천안· 탕정단지장	국내영업 담당임원	연세대
전무대우	강기중	19640518	법무실 담당임원	법무실 담당임원	New York Univ.(碩士)
전무	김광현	19550822	System LSI 전략마케팅팀장	System LSI ASIC개발팀장	Virginia Tech(博士)
전무대우	김상우	19611010	해외법무팀 담당임원	해외법무팀장	Columbia Univ.(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
전무	김종호	19570620	무선 Global제조센터장	무선 Global제조팀장	숭실대
전무	박용환	19560201	IT솔루션 전략마케팅팀장	디지털프린팅 전략마케팅팀장	홍익대(碩士)
전무	유두영	19540510	중남미총괄	SEI법인장	한국외국어대
전무	공정택	19590303	반도체 지적재산팀장	DS 지적재산팀장	Duke Univ.(博士)
전무	김성식	19550722	TTSEC/TSED법인장	TSEC법인장	인하대
전무	노기학	19570225	중국 HHP Div.장	무선 중국휴대폰부문장	영남대
전무	배병률	19551205	인재개발센터장	DMC 인사팀 담당임원	숭실대
전무	변정우	19561228	스토리지담당	스토리지사업부장	경북대
전무	이돈주	19561013	무선 전략마케팅팀장	CIS총괄	Columbia Univ.(碩士)
전무	이택근	19550728	LCD FAB팀장	LCD 제조팀장	홍익대
전무대우	이현동	19651003	법무실 담당임원	법무실 담당임원	서울대
전무	정현호	19600306	무선 지원팀장	전략지원팀 담당임원	Harvard Univ.(碩士)
전무	최병석	19580128	LCD 지원팀장	DS 지원팀장	경북대
전무	고양진	19560111	중국본사 담당임원	경협북경사무소장	경희대
전무	김양규	19550513	영상전략마케팅팀장	무선 전략마케팅팀 담당임원	Insa De Lyon (碩士)
전무	김영식	19581003	생활가전 지원팀장	해외지원팀장	고려대
전무	김종운	19570101	육상연맹 파견	에버랜드 경영지원실 담당임원	경북대
전무	김현성	19550802	SET법인장	Mobile LCD마케팅팀장	서울대
전무	문강호	19560208	DAS사업팀장	공조솔루션사업팀장	성균관대
전무	박두의	19560128	일본본사 담당임원	디지털미디어 전략팀장	연세대
전무	박상범	19570627	CS환경센터장	CS경영센터장	성균관대
전무	박상탁	19560505	종합기술원 연구개발혁신센터장	종합기술원 연구전략팀장	한양대
전무	신정수	19540724	서남아총괄	생활가전 전략마케팅팀장	한국외국어대
전무	심수옥	19620130	영상전략마케팅팀 담당임원	GMO 브랜드전략팀장	이화여대
전무대우	안승호	19590701	종합기술원 IP전략팀장	LCD연구소 담당임원	Santa Clara Univ.(博士)
전무	안재근	19570815	SSS법인장	반도체 인사팀장	동국대
전무대우	엄대현	19660315	법무실 담당임원	법무실 담당임원	한양대
전무	이승구	19560316	LCD FAB팀 담당임원	중국본사 담당임원	숭실대
전무	최시돈	19590123	Test&Package센터장	Device Packaging센터장	경북대(碩士)
전무	최신형	19601115	경영전략팀 담당임원	전략지원팀 담당임원	부산대
전무	허흔	19531119	LCD Module팀장	LCD Module센터장	영남대
전무대우	강선명	19631220	법무실 담당임원	법무실 담당임원	고려대
전무	길영준	19561208	종합기술원 CTO전략팀장	종합기술원 기술기획팀장	한국과학기술원(博士)
전무	김준식	19580228	홍보팀장	DMC 홍보팀장	고려대
전무	박동건	19590218	메모리제조센터장	메모리 DRAM PA팀장	Univ. of California, Berkeley(博士)
전무	박재순	19600806	한국총괄	SEA DCE Div.장	성균관대
전무	박제승	19551002	생활가전 전략마케팅팀장	생활가전 전략마케팅팀 담당임원	연세대
전무	배경태	19580310	중동총괄	중아총괄	동국대
전무	백남육	19571010	한국총괄 B2C영업팀장	한국총괄 전략유통영업팀장	성균관대(碩士)
전무	손대일	19561221	STA법인장	통신 경영지원실 담당임원	MIT(碩士)
전무	이석명	19570424	중국본사 담당임원	중국본사 담당임원	마산상고
전무	이선용	19580205	Infra지원센터장	System LSI FAB팀장	광운대
전무	이효종	19560802	네트워크 전략마케팅팀장	네트워크 전략마케팅팀 담당임원	한양대(碩士)
전무	전용배	19620815	경영전략팀 담당임원	전략지원팀 담당임원	서울대(碩士)
전무	조남성	19590714	메모리 마케팅팀장	일본본사 담당임원	한국과학기술원(碩士)
전무	조현탁	19590107	네트워크영업팀장	네트워크영업팀 담당부장	경북대
전무	조홍식	19570322	무선 전략마케팅팀 담당임원	무선 상품기획팀 담당임원	숭실대
전무	홍완훈	19591114	SSI법인장	메모리 마케팅팀장	인하대

직 위	성 명	생년월일	담당업무	약 력	학 력
전무	강경훈	19640809	경영전략팀 담당임원	인사팀 담당임원	경찰대
전무	고동진	19610326	무선 개발관리팀장	무선 상품기획팀 담당임원	Univ. of Sussex(碩士)
전무	김명수	19611123	지원팀장	DMC 지원팀장	부산대
전무	김상현	19610302	반도체 기획팀장	DS 기획팀장	한양대
전무	김석필	19600911	SEF법인장	SEUK SET Div.장	Ecole des Hautes Etudes Commerciales(碩士)
전무대우	김윤근	19640718	중국본사 담당임원	법무실 담당임원	서울대
전무	김지승	19610227	IT솔루션 지원팀장	디지털프린팅 지원팀장	고려대
전무	김홍식	19550410	중국본사 담당임원	중국 경영지원팀장	청주대
전무	데이빗 스틸	19660924	북미 마케팅팀장	북미 마케팅팀 담당임원	MIT(博士)
전무	민영성	19570313	글로벌지원팀장	북미 경영지원팀장	성균관대
전무	박경정	19580601	정보전략팀장	Global ERP T/F장	영남대
전무	박명동	19590617	무선 전략마케팅팀 담당임원	무선 해외영업팀장	인하대
전무	박종서	19570505	상생협력센터장	일본본사 담당임원	건국대
전무	박종환	19611217	생활가전 키친솔루션사업팀장	생활가전 지원팀 담당임원	연세대(碩士)
전무	서치원	19570405	CIS총괄	중아총괄	연세대
전무대우	신명훈	19650119	법무실 담당임원	법무실 담당임원	Columbia Univ.(碩士)
전무	엄영훈	19600320	북미 SEA DCE 부Div.장	GMO 마케팅전략팀장	한국과학기술원(碩士)
전무	옥경석	19580409	반도체 지원팀장	메모리 지원팀장	홍익대(碩士)
전무	원기찬	19600227	인사팀장	DMC 인사팀장	성균관대
전무	윤승철	19580305	한국총괄 담당임원	SEIN-P법인장	경북대
전무	이선우	19590602	SEG법인장	SET법인장	Univ. of Warwick(碩士)
전무대우	이수형	19640301	법무실 담당임원	법무실 담당임원	한양대
전무	이영우	19590118	무선 전략마케팅팀 담당임원	메모리 영업팀장	중앙대
전무	이영호	19590914	경영진단팀 담당임원	감사팀 담당임원	고려대(碩士)
전무대우	장동훈	19580201	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	The School of Art Institute of Chicago(碩士)
전무	전광호	19540630	재경팀 담당임원	경영지원팀 담당임원	성균관대
전무	전성호	19590717	영상디스플레이 상품전략팀장	영상전략마케팅팀 담당임원	홍익대
전무	전우헌	19581124	구미지원센터장	무선 인사팀장	경북대(碩士)
전무	정민형	19610119	DMC연구소 기술전략팀장	디지털미디어연구소 기술전략팀장	서울대
전무	지완구	19580208	경영혁신팀장	LCD 경영혁신팀장	국민대
전무	최승하	19590312	LCD 자재구매팀장	LCD 자재구매팀 담당임원	연세대(碩士)
전무	최우수	19570914	반도체 인사팀장	DS 인사팀장	동국대
전무	팀백스터	19610402	북미 SEA DCE Div.장		Roger Williams Univ.
전무	한명섭	19580225	영상디스플레이 PDP일류화T/F장	SAMEX법인장	아주대(碩士)
전무	허상훈	19590819	LCD 품질보증팀장	무선 Global CS팀장	부산대
상무대우	안덕호	19680728	법무실 담당임원	법무실 담당임원	서울대
상무대우	김재현	19550605	해외법무팀 담당임원	법무팀 담당임원	New York Univ.(碩士)
상무	김종산	19551209	LCD Infra지원팀장	반도체 Infra기획팀장	전남대
상무	남병규	19590320	수원지원센터장	DMC 지원팀 담당임원	홍익대(碩士)
상무	박명경	19610709	교육파견	회장실 담당임원	경희호텔전문대
상무	방상원	19580618	기획팀 담당임원	DMC 기획팀 담당임원	한양대
상무	배창섭	19580807	CIS총괄 경영지원팀장	LCD 지원팀 담당임원	Univ. of Illinois, Urbana-Champaign(碩士)
상무대우	이기옥	19670210	법무팀 담당임원	법무실 담당임원	성균관대(碩士)
상무	김정환	19580127	SESA법인장	GMO 마케팅전략팀장	한국외국어대
상무	김종인	19581010	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	경북대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	김진안	19560519	SEKZ법인장	국내영업 IT B2B영업팀 담당임원	Universite Laval(碩士)
상무	김학설	19581012	요코하마연구소 담당임원	요코하마연구소 담당임원	아주대(碩士)
상무	박종갑	19601225	한국총괄 B2B영업팀장	국내영업 B2B영업팀 담당임원	전북대
상무	연제찬	19541204	생활가전 전략마케팅팀 담당임원	SEUC법인장	경희대
상무	우형래	19560308	네트워크 Internet Infra사업팀 담당임원	Moscow 통신지점장	연세대
상무	이강의	19590315	종합기술원 지원팀장	디지털프린팅 지원팀장	중앙대
상무	이도준	19601018	System LSI 마케팅팀장	System LSI Channel개발팀장	Univ. of Hawaii(博士)
상무	이재경	19580215	System LSI FAB팀장	메모리 EDS팀장	경북대
상무	이태협	19600511	무선 전략마케팅팀 담당임원	인력개발원 담당임원	State Univ. of New York, Stony Brook(碩士)
상무	정재륜	19590306	SESS법인장	System LSI 영업팀장	경북대
상무	조성래	19570426	상생협력팀장	구매전략팀장 직무대행	경희대
상무	조용덕	19590306	LCD 전략마케팅팀 담당임원	LCD 기획팀장	Columbia Univ.(博士)
상무	최동욱	19570827	LCD 광에너지사업팀 담당임원	LCD 광에너지사업팀장	아주대(碩士)
상무	김경조	19600320	교육파견	LCD 전략마케팅팀 담당임원	고려대(碩士)
상무	김병구	19560905	IRO	디지털프린팅 지원팀 담당부장	성균관대(碩士)
상무	김석기	19621115	SAMEX법인장	영상디스플레이 개발팀 담당임원	한양대
상무	김영하	19540403	중국 CE Div.장	중국 마케팅팀장	서울대
상무	김학웅	19590821	메모리 지원팀장	CS 경영지원팀장	성균관대
상무	김행일	19570720	SSEC법인장	DMC 제조기술센터 담당임원	광운대
상무	김혁철	19570101	TSTC법인장	무선 제품기술팀장	경남대
상무	김희석	19601025	TP센터 TP기술팀장	DP센터 DP기술팀장	조선대
상무	노시영	19560418	인사팀 담당임원	경영지원팀 담당임원	동아대
상무	박기언	19591102	System LSI 영업팀 담당임원	SAPL 반도체Div.장	성균관대
상무	박병대	19590214	SIEL-S 담당임원	무선 전략마케팅팀 담당임원	한국외국어대
상무대우	박승건	19570720	교육파견	DMC연구소 IPS팀장	서울대
상무	반상조	19580730	재경팀 담당임원	경영지원팀 담당임원	경남상고
상무	변상권	19570909	OMS운영팀장	OMS Global운영팀장	영남대(碩士)
상무	서덕건	19580717	TSE-P법인장	SEMA법인장	인하대
상무	성재현	19590518	한국총괄 경영지원팀장	국내영업 경영지원팀장	성균관대
상무	소병세	19620917	메모리 품질보증실장	메모리 Flash Solution팀장	Univ. of Wisconsin, Madison(博士)
상무	송성원	19621212	SEUK Set Div.장	사업지원팀 담당임원	건국대
상무	심상필	19581228	네트워크 기획팀장	무선 전략마케팅팀 담당임원	경희대
상무	심순선	19611029	감사팀장	감사팀 담당임원	성균관대(碩士)
상무	엄규호	19570112	IT솔루션 전략마케팅팀 담당임원	컴퓨터시스템 전략마케팅팀장	성균관대
상무	윤기천	19610115	LCD FAB팀 담당임원	LCD사업부 담당임원	경북대(碩士)
상무	이경주	19590413	교육파견	사업지원팀 담당임원	성균관대
상무	이기웅	19600224	LCD 전략마케팅팀 담당임원	LCD 인사팀장	한양대
상무	이명진	19580816	IR팀장	DS IR팀장	State Univ. of New York, Buffalo
상무대우	이상주	19700922	해외법무팀 담당임원	법무팀 담당임원	Harvard Univ.(碩士)
상무	이상철	19600620	SEI법인장	SEBN법인장	인하대
상무	이용일	19600325	SECA법인장	컴퓨터시스템 Global운영팀장	MIT(碩士)
상무	이응상	19640205	LCD 품질보증팀 담당임원	LCD 개발팀 담당임원	東北大學(Tohoku Univ.)(博士)
상무	이재형	19570818	SESK법인장	TTSEC/TSED법인장	경북대
상무	이정렬	19610327	LCD 기획팀장	LCD 전략팀장	한국과학기술원(碩士)
상무	이종식	19611001	메모리 EDS팀장	메모리 DRAM PE팀장	인하대
상무대우	이항우	19570319	CS환경 Global서비스팀장	SEA CS Div.장	경북대
상무	임규호	19560617	SAMEX 담당임원	북미 전략기획팀 담당임원	홍익대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	전인상	19570208	신사업추진단 신사업팀 담당임원	SDI 기획팀장	영남대(碩士)
상무	정금용	19620609	인사팀 담당임원	DMC 인사팀 담당임원	충남대
상무	정기환	19581008	동남아 경영지원팀장	국내영업 경영지원팀 담당임원	한양대
상무	정사진	19570415	IT솔루션 Global운영팀장	디지털프린팅 Global운영팀장	경북대(碩士)
상무	정일진	19560517	스토리지 구매팀장	스토리지 구매그룹장	성균관대
상무	조인수	19600227	메모리 제조센터장	System LSI FAB팀장	경북대
상무	조진호	19590428	한국총괄 애니콜영업팀장	국내영업 애니콜영업팀장	동아대
상무	주효양	19610618	중국 온라인마케팅팀장	중국 HHP Div. 담당임원	북경대(碩士)
상무	최성호	19601202	영상디스플레이 지원팀장	구주 경영지원팀장	성균관대
상무	최영준	19620211	System LSI 지원팀장	DS 지원팀 담당임원	부산대
상무	한민호	19600226	수원지원 인사팀장	DMC 인사팀 담당임원	중앙대
상무	한우성	19580602	SAS법인장	메모리 기술팀장	스위스연방공과대(博士)
상무	황득규	19590606	반도체 구매팀장	DS 구매팀장	Boston Univ.(碩士)
상무	고열진	19590414	SEA ADC장	SAMEX 담당임원	경북대(碩士)
상무	권강현	19570110	MSC 컨텐츠서비스팀장	Mobile Solution센터 모바일운영그룹장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	권계현	19640701	GMO 담당임원	홍보팀 담당임원	Univ. of Edinburgh(碩士)
상무	김경헌	19610121	영상전략마케팅팀 담당임원	경협사무국 담당임원	Univ. of Chicago(碩士)
상무	김규출	19600418	종합기술원 담당임원	종합기술원 연구전략팀 담당임원	성균관대
상무	김기태	19591129	메모리 영업팀 담당임원	메모리 영업팀장	전북대
상무	김병균	19630619	무선 지원팀 담당임원	DMC 지원팀 담당임원	Stanford Univ.(碩士)
상무대우	김영준	19590812	디자인연구소장	영상전략마케팅팀 수석	영남대
상무	김의탁	19580604	한국총괄 마케팅팀장	국내영업 마케팅팀 담당임원	한국외국어대
상무	김전득	19591121	SEM-P법인장	생활가전 Global제조팀장	국민대
상무	김진식	19601023	인사팀 담당임원	DMC 인사팀 담당임원	연세대
상무	김태룡	19590722	메모리 FAB팀장	SAS 담당임원	경북대
상무	김태성	19590809	반도체 구매팀 담당임원	DS 구매팀 담당임원	홍익대
상무대우	김하수	19571103	무선 제품기술팀 담당임원	메카 담당부장	창원전문대
상무	김홍기	19610717	정보전략팀 담당임원	Global ERP T/F 담당임원	고려대
상무	류인	19610629	SSEC 담당임원	컴퓨터시스템 지원팀장	서울대
상무	박광기	19630525	아프리카총괄	TSE-S법인장	Chulalongkon University(碩士)
상무	박영규	19590920	메모리 기술팀장	메모리 설비개발팀장	고려대(博士)
상무	박우순	19571227	SEP법인장	무선 전략마케팅팀 담당임원	성균관대
상무	박주하	19580916	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	서울대
상무	박찬형	19591027	구주 경영지원팀장	SELS법인장	성균관대
상무	박학규	19641110	사업지원팀 담당임원	전략지원팀 담당임원	한국과학기술원(碩士)
상무	배영창	19610911	메모리 영업팀장	메모리 영업팀 담당임원	명지대
상무	서병훈	19630712	System LSI 기획팀장	System LSI Foundry사업개발팀장	Carnegie Mellon Univ.(博士)
상무대우	송현명	19601014	무선 기구개발팀장	무선 기구개발팀 담당임원	서울대(碩士)
상무	안동기	19600102	SELSK법인장	LCD Module센터 담당임원	아주대
상무	안중구	19570717	중남미 Lima지점장	생활가전 전략마케팅팀 담당임원	한양대
상무	안중현	19630310	전략T/F장	메모리 기획팀장	한국과학기술원(碩士)
상무	안찬영	19600308	LCD 인사팀장	DS 인사팀 담당임원	계명대
상무	유석운	19591122	일본본사 담당임원	LCD 설비구매팀장	성균관대
상무	유영복	19540609	SEV법인장	SIEL 생산Div.장	인천전문대
상무	유재영	19590215	SEA DIT Div.장	디스플레이전략마케팅팀장	성균관대
상무	은주상	19580712	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	한국외국어대
상무	이경구	19590401	네트워크 지원팀장	네트워크 지원팀 담당부장	연세대
상무	이동철	19620501	일본본사 담당임원	메모리 기술기획팀장	연세대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	이병식	19580415	SEHZ법인장	SSKMT법인장	경북대
상무	이석준	19621109	북미 경영지원팀장	DMC Global지원팀 담당임원	Washington Univ. in St. Louis(博士)
상무	이수철	19630802	메모리 YE팀장	System LSI 양산기술팀장	서강대
상무	이영진	19610304	정보전략팀 담당임원	Global ERP T/F 담당임원	한국과학기술원(博士)
상무	이용	19600525	한국총괄 담당임원	생활가전 지원팀 담당임원	중앙대
상무대우	이용태	19621104	DMC연구소 IPS팀 담당임원	디지털미디어연구소 기술전략팀 담당임원	West Virginia Univ.(博士)
상무	이정영	19640205	LCD FAB팀 담당임원	LCD 제조팀 담당임원	한국과학기술원(博士)
상무	이준영	19590830	영상디스플레이 구매팀장	SEH-P법인장	숭실대
상무	이충로	19581011	TSE-S법인장	SSA법인장	한국과학기술원(碩士)
상무	이하동	19590701	IT솔루션 Global운영팀 담당임원	디지털프린팅 Global CS팀장	경북대
상무	이학동	19590607	무선 Global제조지원팀장	무선 Global제조팀 담당임원	경북대
상무	임석우	19620210	업무지원실 담당임원	신사업팀 담당임원	서울대(碩士)
상무	임선홍	19590228	무선 전략마케팅팀 담당임원	SERC PM장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	임종권	19580325	무선 Global구매팀 담당임원	무선 개발팀 담당부장	숭실대
상무	장성기	19600114	LCD 인사팀 담당임원	Mobile LCD 인사팀장	고려대(碩士)
상무	장유춘	19600224	생활가전 구매팀장	중국IPC장	한양대
상무	장재수	19620720	SISA법인장	통신연구소 기술기획그룹장	Syracuse Univ.(碩士)
상무	전현구	19600329	System LSI Command Center장	System LSI 품질팀장	성균관대(碩士)
상무	정현석	19611118	GMO 마케팅전략팀장	STA 담당임원	서울대(碩士)
상무	조용철	19620117	동남아 마케팅팀장	GMO 마케팅전략팀 담당임원	서강대
상무	조창규	19580619	한국총괄 B2C영업팀 담당임원	한국총괄 전략유통영업팀 담당임원	중앙대
상무	주은기	19620128	교육파견	경영지원팀 담당임원	한국과학기술원(碩士)
상무	최규상	19581119	Infra지원센터 Facility팀 담당임원	메모리 FAB팀 담당임원	광운대
상무	한승환	19640709	경영전략팀 담당임원	인사지원팀 담당임원	서울대
상무	황주용	19580824	스토리지 지원팀장	DP센터 지원팀장	부산대
상무	강완모	19580403	SESL법인장	LCD Module팀장	아주대(碩士)
상무	김근배	19620905	홍보팀 담당임원	DMC 홍보팀 담당임원	서울대
상무	김문수	19630122	사업지원팀 담당임원	SEUK SET Div.장	고려대
상무	김유영	19581004	SEIN-S법인장	SIEL-S 담당임원	한국외국어대
상무	김재홍	19590123	System LSI 영업팀 담당임원	System LSI 생산기획팀장	숭실대
상무	김철진	19571125	무선 전략마케팅팀 담당임원	무선 해외영업팀장	한양대(碩士)
상무	노승만	19590725	커뮤니케이션팀 담당임원	홍보팀 담당임원	경희대
상무	노희찬	19611001	지원팀 담당임원	감사팀 담당임원	연세대
상무	류택원	19590923	무선 제품기술팀 담당임원	무선 제품기술팀 담당부장	경북대(碩士)
상무	민정기	19591226	System LSI Foundry사업개발팀장	System LSI 사업기획그룹장	성균관대
상무	박남호	19580628	LCD FAB팀 담당임원	SAS 담당임원	San Francisco State Univ.(碩士)
상무	박병은	19610609	SEDA-P(C)법인장	SEDA 담당임원	부산대
상무	박상득	19601005	CS환경 품질혁신팀장	CS경영 품질보증팀 담당임원	연세대(碩士)
상무	박상준	19600131	메모리 양산QA팀장	메모리 품질팀 담당임원	영남대
상무	박제형	19571222	SAVINA-S법인장	SAVINA법인장	경희대
상무	방용주	19561107	종합기술원 CTO전략팀 담당임원	종합기술원 기술기획팀 담당임원	연세대(碩士)
상무	심혁재	19580607	DAS 전략마케팅팀장	SEPCO법인장	성균관대
상무	오수열	19600714	네트워크 Global제조팀장	네트워크 시스템개발팀 담당임원	아주대
상무	우종삼	19610917	인력개발원 담당임원	DMC 홍보팀 담당임원	단국대(碩士)
상무	윤두표	19610716	무선 Global CS팀장	무선 Global CS팀 담당임원	경북대
상무	윤승로	19620310	SEAU법인장	무선 상품전략팀 담당임원	서울대
상무	이경진	19591028	TP센터 제조팀장	DP센터 제조팀장	인하대
상무	이남혁	19590405	생활가전 지원팀 담당임원	일본본사 담당임원	건국대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	이동진	19560803	생산기술연구소 VIP센터장	CTO 개발혁신팀 담당임원	Univ. of Arizona(碩士)
상무	이순영	19600517	무선 Global운영팀장	무선 Global제조팀 담당임원	성균관대
상무	이원식	19620802	무선 상품전략팀 담당임원	무선 개발기획팀장	Texas A&M-College(碩士)
상무	이위수	19580129	메모리 FAB팀장	메모리 EDS팀장	서강대
상무	이재호	19631227	LCD 기술기획팀장	LCD 경영지원실 담당부장	서울대
상무	이종진	19610718	커뮤니케이션팀 담당임원	업무지원실 담당임원	고려대
상무	이준수	19631001	IRO	인사팀 담당임원	서울대
상무	이진중	19600721	중국 광주지사장	중국 북경지사장	성균관대
상무	이태성	19580625	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	숭실대
상무	이현덕	19610307	메모리 기술팀장	메모리 공정개발팀 담당임원	Univ. of Florida(博士)
상무	이홍식	19570525	중국 경영지원팀장	중국 경영혁신팀장	경상대
상무대우	정정규	19581120	정보전략팀 담당임원	Global ERP T/F 담당임원	영남대
상무	조낙봉	19600102	중국 심양지사장	중국 SESY법인장	한국과학기술원(碩士)
상무	조재철	19591015	중국 CS팀장	CS경영 글로벌SVC팀 담당부장	한양대
상무	최경식	19620308	SEPOL법인장	네트워크 Internet Infra사업팀 담당임원	한양대(碩士)
상무	최구연	19621021	생활가전 전략마케팅팀 담당임원	SEAU법인장	한양대
상무	최윤호	19630111	사업지원팀 담당임원	구주 경영지원팀장	성균관대
상무	한광섭	19610512	홍보팀 담당임원	DMC 홍보팀 담당임원	성균관대(碩士)
상무	황해진	19590509	SESC법인장	컴퓨터시스템 Global CS팀장	아주대(碩士)
상무	강성철	19590327	LCD 자재구매팀 담당임원	LCD 공정개발팀 수석	고려대(博士)
상무대우	강윤제	19680808	영상디스플레이 디자인그룹장	영상디스플레이 디자인그룹 담당임원	청주대
상무	권영노	19621223	경영진단팀 담당임원	감사팀 담당임원	성균관대
상무	권영찬	19640820	LCD Global운영팀장	LCD 마케팅팀 담당부장	한국과학기술원(碩士)
상무	김명호	19620612	메모리 마케팅팀 담당임원	메모리 상품기획팀 담당부장	중앙대
상무	김봉회	19571215	경영혁신팀 담당임원	DS 경영혁신팀 담당임원	성균관대
상무	김상우	19610504	IT솔루션 전략마케팅팀 담당임원	컴퓨터시스템 D/T팀장	서울대
상무	김석범	19591111	SEDA-S법인장	SEDA-S 영업Div.장	인하대
상무	김세현	19620205	LCD 지원팀 담당임원	생산기술연구소 지원팀장	서울대(碩士)
상무	김완표	19620202	업무지원실 담당임원	기획홍보팀 담당임원	부산대(博士)
상무	김용관	19631218	사업지원팀 담당임원	전략지원팀 담당임원	Thunderbird(碩士)
상무	김용회	19610214	영상디스플레이 구매팀 담당임원	영상디스플레이 구매팀 담당부장	광운대
상무	김윤식	19600724	메모리 영업팀 담당임원	메모리 CS팀장	중앙대
상무	김정원	19650104	생활가전 지원팀 담당임원	전략지원팀 담당부장	서울대
상무	김창만	19621017	LCD 전략마케팅팀 담당임원	SSI 담당임원	중앙대
상무	김한	19621014	무선 기획팀장	무선 전략마케팅팀 담당임원	연세대(碩士)
상무	남궁범	19640115	재경팀 담당임원	경영지원팀 담당임원	고려대
상무	박경군	19621001	무선 Global구매팀 담당임원	TSTC 담당부장	동아대
상무	박세권	19620422	한국총괄 B2C영업팀 담당임원	한국총괄 마케팅팀 담당임원	성균관대
상무	박영철	19620907	SEUC법인장	구주 마케팅팀장	한국과학기술원(碩士)
상무	박용기	19630427	경영전략팀 담당임원	인사지원팀 담당임원	한국과학기술원(碩士)
상무	박은수	19600706	한국총괄 B2B영업팀 담당임원	국내영업 B2B영업팀 담당임원	건국대(碩士)
상무	박인섭	19620221	LCD 전략마케팅팀 담당임원	SSS법인장	북경대(碩士)
상무	박진	19610210	DAS사업팀 담당임원	공조솔루션사업팀 담당임원	성균관대(碩士)
상무	배경성	19630220	메모리 FAB팀 담당임원	메모리제조센터 담당임원	한양대(碩士)
상무	배하기	19600505	스토리지 제조팀장	스토리지 제조팀 담당부장	연세대(碩士)
상무	백정호	19610112	무선 제품기술팀 담당임원	감사팀 담당임원	경북대(碩士)
상무	서정훈	19630221	LCD 광에너지사업팀 담당임원	종합기술원 기술기획팀 담당임원	고려대
상무	서중채	19591225	SEA CS Div.장	동남아 CS팀장	아주대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	석경협	19601013	네트워크영업팀 담당임원	네트워크영업팀 담당부장	서울시립대
상무	심원환	19600222	구미지원센터 담당임원	구미지원센터 담당부장	경북대(碩士)
상무	심재석	19620817	LCD 고객기술지원팀 담당임원	HD LCD 품질보증팀장	한국과학기술원(碩士)
상무	안태혁	19621017	메모리 기술팀장	메모리 공정개발팀 담당임원	Nagoya University(博士)
상무	유성	19600806	중동 경영지원팀장	중아 경영지원팀장	전북대
상무	윤철운	19621121	영상디스플레이 Global CS팀장	영상디스플레이 개발팀 담당부장	한국과학기술원(碩士)
상무	이경식	19641106	영상디스플레이 상품전략팀 담당임원	영상전략마케팅팀 담당임원	한양대
상무	이규필	19610528	메모리 YE팀 담당임원	메모리 DRAM PA팀 담당임원	Univ. of Florida(博士)
상무	이봉진	19610117	TP센터 지원팀장	DP센터 지원팀장	홍익대
상무	이상룡	19571028	무선 전략마케팅팀 담당임원	무선 해외영업팀 담당부장	서울대
상무	이용배	19611006	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	Rensselaer Polytechnic Inst.(RPI)(碩士)
상무	임관택	19600815	LCD FAB팀 담당임원	HD LCD제조팀 담당임원	연세대
상무	임만규	19621022	SEIN-P법인장	SEIN-P 담당임원	경북대
상무	장시호	19610710	SEH-P법인장	디지털미디어 제조기술센터장	한양대
상무	장인성	19620315	사회봉사단 담당임원	경제연구소 글로벌연구실 담당임원	고려대(碩士)
상무	전용성	19580605	중국 상해지사장	SESH법인장	건국대
상무	정수연	19610620	무선 한국제조팀장	무선 Global제조팀 담당임원	금오공대
상무대우	정종욱	19701105	법무실 담당임원		Univ. of Southern California(碩士)
상무	정진동	19640706	글로벌지원팀 담당임원	DMC Global지원팀 담당임원	영남대
상무	조광우	19580119	SIEL-P법인장	SDMA법인장	한양대
상무	조호석	19631025	무선 인사팀장	정보통신 인사팀 담당임원	영남대
상무	최영호	19630709	TSTC 담당임원	경영진단팀 담당부장	경북대
상무	하상록	19611114	System LSI 기술팀장	System LSI FAB팀 담당임원	Stevens Inst. of Tech.(博士)
상무	한순동	19621205	첨단기술연수소장	인력개발원 담당부장	경희대(博士)
상무	황동준	19600925	재경팀 담당임원	경영지원팀 담당임원	숭실대
상무	강봉용	19640104	SESS 담당임원	반도체 경영지원팀 담당부장	고려대
상무	권윤호	19591018	LCD 전략마케팅팀 담당임원	무선 Global구매팀 담당임원	고려대
상무	김강준	19610610	영상디스플레이 지원팀 담당임원	경영지원팀 담당임원	서강대
상무	김낙순	19600505	IT솔루션 구매팀장	컴퓨터시스템 Global구매팀장	성균관대
상무	김도형	19580909	생활가전 Global운영팀장	디지털AV Global운영팀 담당부장	아주대
상무	김수봉	19601130	메모리 기획팀장	DS 기획팀 담당임원	한국과학기술원(碩士)
상무	김언수	19630205	GMO 브랜드전략팀장	GMO 브랜드전략팀 담당임원	고려대
상무	김영희	19630219	SAS 담당임원	SAS 수석	중앙대
상무	김정호	19640415	재경팀 담당임원	경영지원팀 담당임원	Emory Univ.(碩士)
상무	김진환	19591204	디스플레이전략마케팅팀장	디스플레이전략마케팅팀 담당임원	부산대
상무	명성완	19620328	SEBN법인장	VD EVO 담당부장	한국외국어대
상무	문대철	19631016	일본본사 담당임원	일본본사 담당부장	고려대
상무	박인수	19610701	LCD 자재구매팀 담당임원	LCD 자재구매팀 담당임원	한양대
상무	박정준	19620330	중국 북경지사장	중국판매법인 담당임원	홍익대
상무	박찬훈	19620418	메모리 기술팀장	반도체연구소 공정개발팀 담당임원	電氣通信大學(博士)
상무	박태규	19610115	중국본사 담당임원	중국본사 담당부장	서울시립대
상무	상재호	19630221	System LSI FAB팀 담당임원	System LSI FAB팀장	한양대
상무	손율락	19590824	LCD 전략마케팅팀 담당임원	SSI 담당임원	영남대(碩士)
상무	송원	19630311	LCD FAB팀 담당임원	LCD 제조팀 담당임원	고려대(碩士)
상무	안길업	19601118	반도체 지원팀 담당임원	DS 지원팀 담당임원	서울대
상무	안정태	19640213	SSI 담당임원	재경팀 담당임원	Univ. of Illinois, Urbana-Champaign(碩士)
상무	유정식	19600919	LCD FAB팀 담당임원	LCD 제조팀 담당임원	경희대
상무대우	이기학	19610825	CS환경 환경전략팀장	CS경영 제품환경팀장	성균관대(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	이봉주	19630303	메모리 인사팀장	메모리 인사팀 담당임원	한국과학기술원(碩士)
상무	이상국	19620109	중국 HHP Div. 담당임원	무선 중국휴대폰부문 담당임원	부산대
상무	이상수	19600727	SERK법인장	SAMEX 담당임원	성균관대
상무	이상헌	19601023	TP센터 GPO팀장	TP센터 제조팀장	국민대
상무	이윤	19590622	SELA법인장	중남미총괄 마케팅팀장	Univ. of Washington, Seattle(碩士)
상무	이재일	19620320	종합기술원 인사팀장	기술총괄 지원팀 담당임원	광운대
상무	이철희	19601024	스토리지 전략마케팅팀장	메모리 영업팀장	한국과학기술원(碩士)
상무	이춘재	19591030	영상디스플레이 Global운영팀장	영상디스플레이 Global운영팀 담당부장	경북대
상무	장성학	19630925	무선 전략마케팅팀 담당임원	무선 개발관리팀 담당임원	아주대(碩士)
상무대우	장호식	19631013	종합기술원 IP전략팀 담당임원	IP법무팀 담당임원	Franklin Pierce Law Center(碩士)
상무	전용성	19621014	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	한국외국어대(碩士)
상무	정경진	19610419	SAMEX 담당임원	디지털미디어 지원팀 담당임원	충남대
상무	정광영	19610812	경영진단팀 담당임원	감사팀 담당임원	한양대
상무	정부석	19580108	일본본사 담당임원	상생협력실 담당임원	서강대
상무	정석진	19581003	한국총괄 B2C영업팀 담당임원	한국총괄 마케팅팀 담당임원	중앙대
상무	정영덕	19621003	영상디스플레이 지원팀 담당임원	영상디스플레이 지원팀 담당부장	고려대
상무	정찬범	19630116	생활가전 지원팀 담당임원	SEV 담당임원	삼성전자기술대학
상무	조홍식	19610118	SAPL 반도체 Div.장	HD LCD마케팅팀 담당임원	한국외국어대
상무	진영주	19610324	영상전략마케팅팀 담당임원	SAMCOL법인장	한국외국어대
상무	채창훈	19620404	정보전략팀 담당임원	경영지원팀 담당임원	성균관대
상무	최한영	19601210	중국판매법인 담당임원	SECD법인장	건국대(碩士)
상무	홍석현	19630203	SSI 담당임원	SSI 담당부장	건국대
상무대우	황창환	19590709	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	홍익대
상무	강봉구	19620205	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당부장	홍익대
상무	강주성	19610728	메모리 개발QA팀장	메모리 CS팀 수석	항공대
상무	김동욱	19630926	IT솔루션 Global CS팀장	컴퓨터시스템 Global CS팀장	한국과학기술원(博士)
상무	김상철	19610108	정보전략팀 담당임원	Global ERP T/F 담당임원	한양대(碩士)
상무	김선봉	19630824	무선 전략마케팅팀 담당임원	SGE법인장	성균관대
상무	김승구	19610610	CIS CS팀장	CIS RCS 담당부장	고려대
상무	김영일	19590513	LCD Module팀 담당임원	LCD Module센터 담당임원	국민대
상무	김재현	19621224	한국총괄 B2C영업팀 담당임원	한국총괄 전속유통영업팀 담당임원	고려대
상무	김준영	19660513	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당부장	서울대
상무	박문호	19650130	경영진단팀 담당임원	감사팀 담당임원	성균관대
상무	박의수	19630224	LCD 자동화팀장	LCD 제조팀 담당임원	Univ. of Michigan, Ann Arbor(博士)
상무	박철우	19601003	디스플레이전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	한국과학기술원(碩士)
상무	서기용	19601117	무선 전략마케팅팀 담당임원	정보통신 경영지원실 담당부장	연세대(碩士)
상무	서홍범	19611016	LCD 전략마케팅팀 담당임원	일본본사 담당부장	고려대
상무	선희복	19590728	생활가전 Global CS팀 담당임원	생활가전 Global CS팀장	서울대
상무	신재천	19620606	구주 CS팀장	구주 ECC장	경희대(碩士)
상무	양걸	19621002	메모리 영업팀 담당임원	메모리 영업팀장	서강대(碩士)
상무	오영선	19620801	System LSI FAB팀 담당임원	System LSI 양산기술팀장	인하대
상무	오준호	19610614	SDMA법인장	영상디스플레이 Global운영팀 담당부장	한양대
상무	요한	19670919	사업지원팀 담당임원	사업지원팀 담당부장	Harvard Univ.(碩士)
상무	유근익	19580425	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	영남대
상무	유재설	19630906	SME법인장	영상전략마케팅팀 담당임원	서강대
상무	이승호	19630219	일본본사 담당임원	HD LCD마케팅팀 담당부장	아주대
상무	이인호	19630225	LCD 설비기술팀장	생산기술연구소 생산기술혁신팀 담당임원	연세대
상무	전봉주	19601122	무선 지원팀 담당임원	무선 지원팀 담당부장	경북대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	정준교	19650315	STA 담당임원	업무지원실 담당부장	서울대(碩士)
상무	최상래	19581120	LCD 품질보증팀 담당임원	LCD Module센터 담당임원	광운대
상무	최진원	19630509	SEM-S법인장	무선 전략마케팅팀 담당부장	한국과학기술원(碩士)
상무	최진원	19660915	경영전략팀 담당임원	경영전략팀 담당부장	서울대
상무	최철	19620522	SSS 담당임원	SEHK 담당임원	청화대(碩士)
상무	추종석	19620914	영상전략마케팅팀 담당임원	SEA DOE Div. 담당임원	Univ. of Missouri, Columbia(碩士)
상무	한재수	19620628	SSEG법인장	SSEL법인장	성균관대
상무	황인대	19600413	네트워크 전략마케팅팀 담당임원	네트워크 전략마케팅팀 담당부장	한국외국어대
상무	황지호	19600724	상생협력센터 구매전략팀장	DMC 구매팀 담당임원	한양대
상무	고승환	19620923	SAMEX 담당임원	영상디스플레이 구매팀 담당차장	인하대
상무	고주현	19630619	SENA법인장	무선 전략마케팅팀 담당부장	고려대
상무	고홍선	19650117	한국총괄 애니콜영업팀 담당임원	국내영업 애니콜영업팀 담당부장	한양대(碩士)
상무	곽진환	19680130	기술· 혁신T/F 담당임원	종합기술원 IP전략팀 담당임원	서강대
상무	구자익	19610528	SEMRC법인장	Casablanca지점장	Univ. of Texas, Austin(碩士)
상무	김경진	19631109	감사팀 담당임원	감사팀 담당부장	숭실대
상무	김교익	19610122	중국 CS팀 담당임원	CS환경센터 담당부장	성균관대
상무	김명건	19630528	IR팀 담당임원	IR팀 담당부장	경희대
상무	김범동	19630228	인재개발센터 담당임원	북미 인사팀장	고려대(碩士)
상무	김병욱	19630815	재경팀 담당임원	개발사업팀 담당부장	고려대
상무대우	김병주	19680624	법무팀 담당임원	법무팀 담당부장	서울대
상무	김사필	19650414	인사팀 담당임원	DMC 인사팀 담당부장	경찰대
상무대우	김석근	19610803	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	세종대
상무	김성일	19620725	System LSI FAB팀 담당임원	System LSI FAB팀 담당부장	숭실대
상무	김성진	19650306	감사팀 담당임원	감사팀 담당부장	고려대
상무	김영선	19640214	LCD FAB팀 담당임원	Mobile LCD 제조팀 담당부장	고려대
상무	김영욱	19621010	중남미 경영지원팀장	생산기술연구소 지원팀 담당부장	서울대
상무	김용봉	19601230	LCD 자재구매팀 담당임원	LCD 자재구매팀 담당부장	조선대
상무	김재우	19680101	신사업추진단 신사업팀 담당임원	신사업팀 수석	The Ohio State Univ.(博士)
상무	김중호	19610816	한국총괄 마케팅팀 담당임원	한국총괄 서부지사장	동국대
상무	김진성	19630208	메모리 YE팀 담당임원	메모리 제조센터 수석	아주대
상무	김태호	19681015	경영진단팀 담당임원	감사팀 담당부장	서울대
상무	김태훈	19650418	System LSI 마케팅팀 담당임원	System LSI 마케팅팀 담당부장	고려대
상무	김학태	19640823	디스플레이전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	경북대
상무	김홍경	19651102	반도체 지원팀 담당임원	반도체 지원팀 담당부장	한국과학기술원(碩士)
상무	김효규	19610310	러시아연구소장	러시아연구소장	포항공대(博士)
상무	류영수	19631119	네트워크 Global제조팀 담당임원	네트워크 Global제조팀 담당부장	서강대
상무	류원보	19640404	감사팀 담당임원	감사팀 담당부장	연세대(碩士)
상무	류현철	19601124	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	성균관대
상무	목장균	19640307	경영전략팀 담당임원	신문화T/F 담당부장	고려대
상무	문양춘	19631212	DAS CS그룹장	영상디스플레이 Global CS팀 수석	조선대
상무	박봉주	19630507	영상디스플레이 지원팀 담당임원	영상디스플레이 지원팀 담당부장	서강대
상무	박영선	19651230	메모리 양산QA팀 담당임원	메모리 양산QA팀 수석	고려대
상무	박인철	19621213	스토리지 전략마케팅팀 담당임원	스토리지 전략마케팅팀 담당부장	고려대(碩士)
상무	박종호	19650115	메모리 YE팀 담당임원	메모리 Flash개발 수석	한국과학기술원(博士)
상무	박진호	19610715	IT솔루션 전략마케팅팀 담당임원	컴퓨터 전략마케팅팀 담당부장	서울대(碩士)
상무	박현순	19610616	무선 한국제조팀 담당임원	무선 한국제조팀 담당부장	경북대
상무	박현종	19630910	중동 Tehran지점장	프린터 전략마케팅팀 담당부장	경북대
상무	백지호	19640929	메모리 마케팅팀 담당임원	메모리 마케팅팀 담당부장	서울대(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	변성호	19640110	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	경북대
상무	부성종	19641018	재경팀 담당임원	재경팀 담당부장	성균관대
상무	성낙환	19630128	LCD Module팀 담당임원	LCD Module팀 담당부장	성균관대(碩士)
상무	성일경	19640106	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당부장	연세대
상무대우	손현태	19671028	법무팀 담당임원	법무팀 담당부장	Coll. of William and Mary(碩士)
상무	송기찬	19630510	글로벌지원팀 담당임원	DMC 글로벌지원팀 담당부장	성균관대
상무대우	송원득	19640113	반도체 지적재산팀 담당임원	DS 지적재산팀 담당부장	한국과학기술원(博士)
상무	신동훈	19630209	생활가전 키친솔루션사업팀 전략마케팅팀장	생활가전 전략마케팅팀 담당부장	Univ. of Warwick(碩士)
상무	신재호	19641102	메모리 지원팀 담당임원	SSW 담당부장	성균관대
상무	심의경	19641023	반도체 인사팀 담당임원	DS 인사팀 담당부장	한국과학기술원(碩士)
상무	안재형	19640131	정보전략팀 담당임원	경영지원팀 담당부장	서강대
상무	엄상재	19620812	IT솔루션 전략마케팅팀 담당임원	프린터 전략마케팅팀 담당부장	계명대
상무	엄성호	19610103	Infra지원센터 시스템기술팀 담당임원	메모리 FAB팀 담당부장	성균관대
상무	엄태훈	19631123	기획팀 담당임원	기획팀 담당부장	서울대
상무	오상훈	19640118	북미 전략기획팀장	북미 전략기획팀 담당부장	서강대
상무	오상훈	19621225	영상디스플레이 구매팀 담당임원	영상디스플레이 구매팀 담당부장	광운대
상무	유석영	19630416	중국 인사팀장	중국 인사팀 담당부장	University of Michigan(碩士)
상무	유승규	19620104	한국총괄 마케팅팀 담당임원	경제연구소 경영컨설팅실 담당부장	연세대(碩士)
상무	윤성혁	19620927	북미 SEA DCE Div. 담당임원	북미 SEA DCE Div. 담당부장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	윤성희	19641215	중국본사 담당임원	중국본사 담당부장	영남대
상무	이강협	19621211	생활가전 전략마케팅팀 담당임원	생활가전 전략마케팅팀 담당부장	고려대
상무	이광성	19630730	일본본사 담당임원	일본본사 담당부장	Keio Univ.(碩士)
상무	이기연	19621012	LCD 지원팀 담당임원	DS 지원팀 담당부장	경희대
상무대우	이동근	19600425	종합기술원 IP전략팀 담당임원	종합기술원 IP전략팀 담당부장	한국과학기술원(碩士)
상무	이상규	19610615	무선 Global CS팀 담당임원	무선 Global CS팀 담당부장	경운대
상무	이영국	19620717	전략운영팀 담당임원	GMO 담당부장	한국외국어대
상무	이재덕	19630815	경협사무국 담당임원	경제연구소 경영컨설팅실 담당부장	한양대
상무	이재엽	19660812	중국 IT&B2B Div.장	TSED 담당부장	한국외국어대
상무	이재철	19601112	Infra지원센터 시스템기술팀 담당임원	Infra지원센터 시스템기술팀 담당부장	경북대
상무	이재형	19650909	메모리 CS팀장	SSI 수석	서강대
상무	이진하	19620618	LCD 경영혁신팀장	DMC 경영혁신팀 담당부장	경희대
상무	이철영	19600719	SEHK Set Div.장	SET Set Div.장	한국외국어대
상무	이평우	19631102	한국총괄 경영지원팀 담당임원	한국총괄 경영지원팀 담당부장	성균관대
상무대우	이홍모	19621008	DMC연구소 IPS팀 담당임원	DMC연구소 IPS팀 담당부장	연세대
상무	인현진	19610401	반도체 구매팀 담당임원	DS 구매팀 담당부장	세종대
상무	임호순	19630414	LCD 인사팀 담당임원	LCD 인사팀 담당부장	국민대
상무	장수철	19610907	메모리 Command Center장	메모리 Command Center 담당부장	인천대
상무	전세원	19641225	메모리 마케팅팀 담당임원	SSI 담당부장	홍익대
상무	정성미	19641007	생활가전 전략마케팅팀 담당임원	GMO 마케팅전략팀 담당부장	연세대(碩士)
상무대우	조은정	19620606	GMO 글로벌마케팅연구소장	GMO 글로벌마케팅연구소장	서울대(博士)
상무	존레비	19561008	SEA DCE Div. 담당임원	SEA DCE Div. 담당임원	Iona Coll.(碩士)
상무	최방섭	19630423	SEAG법인장	Athens지점장	서울대
상무	최원진	19640114	지원팀 담당임원	DMC 지원팀 담당부장	성균관대
상무	최정준	19650820	지원팀 담당임원	DMC 지원팀 담당부장	성균관대
상무	최주호	19630306	구주 인사팀장	DMC 인사팀 담당부장	아주대(碩士)
상무	최진규	19620920	IT솔루션 Global운영팀 담당임원	컴퓨터 Global운영 담당부장	건국대
상무	최훈	19650303	System LSI 인사팀장	System LSI 인사 담당부장	고려대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	필립바 톨레	19580118	SEF 담당임원	SEF 담당임원	ESA Grenoble(碩士)
상무	하주호	19641123	홍보팀 담당임원	생명 홍보팀 담당부장	서울대
상무	한재영	19610904	LCD 전략마케팅팀 담당임원	SSEL법인장	서울대
상무	허정호	19620629	DAS 지원그룹장	영상디스플레이 지원팀 담당부장	Long Island Univ.(碩士)
상무	홍규식	19630311	System LSI 품질팀장	System LSI Foundry센터 담당부장	Univ. of Michigan, Ann Arbor(博士)
상무	홍두희	19640201	SELSK 담당임원	DS 지원팀 담당부장	Wake Forest Univ.(碩士)
상무	홍원학	19640710	경영전략팀 담당임원	생명 인사팀 담당부장	고려대
상무	홍현칠	19610115	SECH법인장	영상전략마케팅팀 담당부장	한국외국어대
상무	황호연	19610306	네트워크 전략마케팅팀 담당임원	네트워크 전략마케팅팀 담당부장	동국대(博士)
연구위원	조병덕	19550530	DMC연구소장	통신연구소장	연세대
연구위원	김영기	19620107	네트워크 신규사업개발팀장	DMC연구소 시스템연구팀장	Univ. of Southern California(博士)
연구위원	이원식	19560727	LCD 개발실장	LCD 개발팀장	Univ. of Maryland, Coll. Park(博士)
연구위원	이철환	19541113	무선 개발실장	무선 개발팀장	경북대
연구위원	정칠희	19570120	반도체연구소장	메모리 Flash개발실장	Michigan State Univ.(博士)
연구위원	전영현	19601220	메모리 DRAM개발실장	메모리 DRAM설계팀장	한국과학기술원(博士)
연구위원	김기호	19580807	종합기술원 Future IT연구소장	종합기술원 Digital System연구소장	Univ. of Texas, Austin(博士)
연구위원	정태성	19601118	메모리 Flash개발실장	메모리 Flash Solution개발팀장	Univ. of Wisconsin, Madison(博士)
연구위원	조세제	19540723	네트워크 시스템개발팀장	네트워크 WiMAX개발팀장	경북대(碩士)
연구위원	천방훈	19570619	방갈로르연구소장	인도연구소장	서울대
연구위원	김종민	19560513	종합기술원 FRL장	종합기술원 담당임원	New Jersey Inst. of Technologies(博士)
연구위원	김창현	19610101	메모리 상품기획팀장	메모리 ATD팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	김헌배	19601212	무선 개발팀장	무선 개발팀장	숭실대
연구위원	유인경	19530116	종합기술원 Material&Device연구소장	반도체연구소장	Virginia Tech.(博士)
연구위원	이강훈	19590517	무선 개발팀장	무선 전략마케팅팀 담당임원	경북대(碩士)
연구위원	김동환	19580130	IT솔루션 개발팀장	컴퓨터시스템 개발팀장	아주대(碩士)
연구위원	김봉균	19590611	무선 개발팀 담당임원	무선 개발팀장	성균관대(碩士)
연구위원	김창용	19591218	종합기술원 Future IT연구소 담당임원	종합기술원 Digital System연구소 담당임원	한국과학기술원(博士)
연구위원	문주태	19620620	반도체연구소 공정개발팀장	메모리 공정개발팀장	한국과학기술원(博士)
연구위원	신성태	19570227	LCD연구소장	LCD연구소 담당임원	Kent State Univ.(博士)
연구위원	오경석	19601001	메모리 DRAM PA팀장	메모리 연구팀장	서울대(碩士)
연구위원	이배원	19600301	LCD 고객기술지원팀장	HD LCD개발팀장	한국과학기술원(碩士)
연구위원	이윤태	19600719	System LSI LSI개발실장	System LSI Image개발팀장	한국과학기술원(博士)
연구위원	정세웅	19621010	System LSI SOC개발실장	System LSI Media개발팀장	Univ. of Colorado, Boulder(博士)
연구위원	최민호	19561225	IT솔루션 개발팀장	디지털프린팅 C-Project T/F장	인하대
연구위원	김진자	19570103	무선 개발팀장	무선 개발실 담당임원	Loyola Marymount Univ.(碩士)
연구위원	김현석	19610123	영상디스플레이 개발팀장	영상디스플레이 개발팀 담당임원	Portland State Univ.(碩士)
연구위원	서병삼	19570603	생활가전 개발팀장	SSEC법인장	아주대
연구위원	어길수	19590216	DMC연구소 Convergence Solution팀장	DMC연구소 S/W Solution팀장	한국과학기술원(博士)
연구위원	최재구	19590515	무선 개발팀장	무선 개발실 담당임원	경북대(碩士)
연구위원	박노열	19590209	스토리지 개발팀장	스토리지 개발팀 담당임원	연세대(碩士)
연구위원	박동수	19620604	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	한국과학기술원(博士)
연구위원	서동일	19611117	메모리 Flash PE팀장	메모리 DRAM PE팀장	연세대
연구위원	정은승	19600822	System LSI TD팀장	System LSI PA팀장	Univ. of Texas, Arlington(博士)
연구위원	조승환	19621003	무선 개발팀장	무선 개발팀 담당임원	한양대(碩士)
연구위원	최정혁	19620308	메모리 Flash PA팀장	메모리 Nand PA팀장	인하대
연구위원	권도헌	19621122	무선 개발팀 담당임원	유럽연구소장	호주 아들레이드대(博士)
연구위원	김동일	19590613	생산기술연구소 생산기술혁신팀장	생산기술연구소 생산기술혁신팀 담당임원	서울대(博士)

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	강호규	19610929	System LSI LSI PA팀장	System LSI TD팀장	Stanford Univ.(博士)
연구위원	김경호	19610203	DMC연구소 Modem SoC팀장	DMC연구소 SoC Platform팀 담당임원	한국과학기술원(博士)
연구위원	박병하	19600405	System LSI MSC설계팀장	System LSI RF개발팀장	Georgia Inst. of Tech.(博士)
연구위원	박용종	19580901	생활가전 개발팀 담당임원	생활가전 냉기개발팀장	Universitat Karlsruhe(博士)
연구위원	박용직	19570621	메모리 DRAM PA팀 담당임원	메모리 연구팀 담당임원	한국과학기술원(博士)
연구위원	박인식	19570925	DMC연구소 ECO Solution팀장	DMC연구소 S&P Solution팀장	서울대(碩士)
연구위원	윤백	19600518	DAS 개발팀장	공조솔루션사업팀 담당임원	Univ. of California, LA(博士)
연구위원	윤원주	19620214	네트워크 신규사업개발팀 담당임원	네트워크 시스템개발팀 담당임원	경북대
연구위원	정광영	19590820	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀장	경북대(碩士)
연구위원	김경현	19610828	LCD 개발실 담당임원	LCD 개발팀 담당임원	Tokyo Institute of Tech(博士)
연구위원	박상규	19600421	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	박성호	19580814	System LSI AP개발팀장	System LSI ASIC/Foundry사업팀 담당임원	Univ. of Illinois, Chicago(碩士)
연구위원	박재찬	19560919	종합기술원 Emerging Technology연구소 담당임원	종합기술원 Emerging센터 담당임원	Princeton Univ.(博士)
연구위원	성학경	19601121	생산기술연구소 금형기술센터장	생산기술연구소 기반기술팀장	Tokyo Institute of Tech(博士)
연구위원	왕통	19620624	북경통신연구소장	북경통신연구소장	北京郵電大
연구위원	유문현	19590411	반도체연구소 CAE팀장	메모리 CAE팀장	인하대
연구위원	이석선	19590327	LCD 개발팀장	영상디스플레이 개발팀 담당임원	서강대
연구위원	전준영	19620516	메모리 상품기획팀 담당임원	기술· 혁신T/F장	성균관대
연구위원	정우인	19610315	종합기술원 Material&Device연구소 담당임원	메모리 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	정태홍	19610908	영상디스플레이 개발팀 담당임원	영상디스플레이 DTV선행개발T/F 담당임원	한양대
연구위원	조재문	19610817	DMC연구소 Media SoC팀 담당임원	DMC연구소 SoC Platform팀 담당임원	한국과학기술원(博士)
연구위원	최광수	19600118	LCD 개발팀 담당임원	Mobile LCD 제품기술그룹장	東京工業大(博士)
연구위원	최승철	19631202	무선 개발팀 담당임원	무선 개발팀 수석	경희대
연구위원	최인권	19600101	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	서울시립대
연구위원	강도영	19600521	생산기술연구소 공정장비개발팀장	생산기술연구소 장비기술연구팀 담당임원	경북대(碩士)
연구위원	김경섭	19640103	LCD 개발팀 담당임원	LCD 전략마케팅팀 담당임원	한양대(碩士)
연구위원	김시열	19631125	LCD 개발팀 담당임원	LCD 공정개발그룹장	한국과학기술원(博士)
연구위원	김용근	19591215	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	서울대(碩士)
연구위원	김용제	19620415	DMC연구소 M/M연구팀장	디지털미디어연구소 M/M Processing팀장	아주대(碩士)
연구위원	김태수	19590513	IT솔루션 개발팀 담당임원	컴퓨터시스템 개발팀 담당임원	한국과학기술원(碩士)
연구위원	김희덕	19630113	무선 개발팀 담당임원	무선 개발실 수석	광운대(碩士)
연구위원	박영욱	19630412	System LSI TD팀 담당임원	SSW 담당임원	한국과학기술원(博士)
연구위원	신동호	19590118	LCD 개발팀 담당임원	HD LCD개발팀 담당임원	한국과학기술원(博士)
연구위원	윤성흠	19600705	무선 개발팀 담당임원	무선 개발실 수석	광운대
연구위원	이상대	19571223	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	Univ. of Minnesota, Twin Cities(碩士)
연구위원	이효건	19620119	영상디스플레이 개발팀 담당임원	IT Solution팀 수석	한국과학기술원(博士)
연구위원	장인식	19590328	LCD 개발팀장	LCD 개발팀 담당임원	한양대
연구위원	진교영	19620826	반도체연구소 담당임원	메모리 연구팀 담당임원	서울대(博士)
연구위원	최규영	19590911	System LSI Design Technology팀장	System LSI CAE팀장	Univ. of Pittsburgh(博士)
연구위원	최영규	19610329	IT솔루션 개발팀 담당임원	무선 개발실 담당임원	서울대(碩士)
연구위원	한백희	19581118	영상디스플레이 개발팀 담당임원	DTV개발팀 수석	경희대
연구위원	김동우	19620210	무선 개발팀 담당임원	무선 개발팀 수석	경남대
연구위원	김병환	19581227	무선 개발팀장	무선 개발팀 담당임원	고려대
연구위원	김상학	19630122	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	아주대
연구위원	김옥현	19600406	무선 개발팀 담당임원	무선 개발팀 수석	Univ. of Alabama, Hunstsville(博士)
연구위원	김정한	19620911	메모리 Flash Solution개발팀 담당임원	SOC개발실 담당임원	한양대
연구위원	김태식	19581013	DMC연구소 S/W Platform팀 담당임원	통신연구소 S/W센터 담당임원	한국과학기술원(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	김형근	19570826	생활가전 개발팀 담당임원	생활가전 세탁기개발팀 담당임원	한국과학기술원(碩士)
연구위원	박길재	19660420	무선 개발팀 담당임원	무선 개발팀 수석	연세대(碩士)
연구위원	박진혁	19620220	LCD 전략마케팅팀 담당임원	LCD 개발팀 담당임원	인하대
연구위원	박희원	19581201	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	Ruhr Universitaet(博士)
연구위원	신재경	19630131	메모리 Flash Solution개발팀 담당임원	메모리 MCP팀장	서울대(碩士)
연구위원	이석근	19630108	무선 개발팀 담당임원	무선 개발팀장	경북대
연구위원	임영호	19630904	메모리 Flash설계팀장	메모리 SRAM/NVM개발실 수석	경북대
연구위원	장용성	19630912	무선 개발실 담당임원	무선 개발팀 수석	연세대(博士)
연구위원	장태석	19630420	LCD 개발팀 담당임원	LCD기술센터 담당임원	Univ. of Michigan, Ann Arbor(博士)
연구위원	장혁	19621206	종합기술원 Emerging Technology연구소 담당임원	종합기술원 Emerging센터 담당임원	Univ. of Utah(博士)
연구위원	정홍식	19620527	메모리 DRAM PA팀 담당임원	메모리 PRAM개발팀 담당임원	연세대(博士)
연구위원	조중연	19630517	무선 개발팀 담당임원	무선 개발팀 수석	서울시립대
연구위원	조한구	19580905	반도체연구소 Photomask팀장	메모리 Photomask팀장	Univ. of Arizona(博士)
연구위원	최주선	19630521	메모리 DRAM설계팀장	메모리 DRAM설계팀 담당임원	한국과학기술원(博士)
연구위원	최형	19611024	DMC연구소 ECO Solution팀 담당임원	DMC연구소 S&P Solution팀 담당임원	연세대(博士)
연구위원	황은섭	19621105	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	강사윤	19610124	System LSI Package개발팀장	System LSI IPT팀장	Univ. of Colorado, Boulder(博士)
연구위원	강창진	19610826	반도체연구소 공정개발팀 담당임원	메모리 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	구영철	19590101	무선 개발팀 담당임원	컴퓨터시스템 개발팀 수석	Univ. of Detroit Mercy(碩士)
연구위원	김순진	19600222	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	노태문	19680903	무선 개발팀 담당임원	무선 개발팀 수석	포항공대(博士)
연구위원	문제명	19600211	DAS 개발팀 담당임원	공조솔루션사업팀 담당임원	홍익대
연구위원	박윤동	19601101	반도체연구소 담당임원	종합기술원 담당임원	Univ. of Southern California(博士)
연구위원	박재홍	19650108	System LSI Media개발팀장	System LSI Media개발팀 담당임원	Univ. of Texas, Austin(博士)
연구위원	박창신	19640220	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	Georgia Inst. of Tech.(博士)
연구위원	오영남	19621001	델리연구소장	DMC연구소 인도S/W센터장	서강대(碩士)
연구위원	윤성표	19620902	DMC연구소 S/W Platform팀 담당임원	통신연구소 S/W센터 담당임원	부산대
연구위원	이덕형	19611204	System LSI PA팀 담당임원	반도체연구소 담당임원	서울대(博士)
연구위원	장덕현	19640213	메모리 Flash Solution개발팀 담당임원	System LSI C&M개발팀 담당임원	Univ. of Florida(博士)
연구위원	장동훈	19600902	DMC연구소 Module Solution팀장	통신연구소 차세대기술팀 담당임원	한국과학기술원(博士)
연구위원	전재호	19630405	DMC연구소 시스템연구팀 담당임원	통신연구소 차세대시스템연구팀 담당임원	한국과학기술원(博士)
연구위원	정태경	19631005	TP센터 Package개발팀장	메모리 Package선행연구팀장	한국과학기술원(博士)
연구위원	최정연	19630716	생산기술연구소 로봇기술개발팀장	생산기술연구소 기반기술팀장	Imperial Coll. of Science and Tech.(博士)
연구위원	최치영	19600903	System LSI 제품기술팀장	System LSI 제품기술팀 담당부장	연세대(碩士)
연구위원	한종희	19620315	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
연구위원	강승구	19630827	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	한양대
연구위원	고정완	19600925	DMC연구소 IPS팀 담당임원	디지털미디어연구소 기술전략팀 담당임원	부산대
연구위원	공향식	19630201	LCD연구소 담당임원	LCD 공정개발그룹 담당임원	한국과학기술원(博士)
연구위원	김길연	19630719	메모리 Flash Solution개발팀 담당임원	메모리 Flash Solution팀 담당임원	인하대
연구위원	김은진	19611120	IT솔루션 개발팀 담당임원	디지털프린팅 C-Project T/F 담당임원	항공대(碩士)
연구위원	김재욱	19620830	무선 개발팀 담당임원	무선 개발실 담당임원	전북대(碩士)
연구위원	김지연	19611223	SAIT-China Lab장	중국연구소장	한국과학기술원(博士)
연구위원	김진석	19610725	스토리지 개발팀 담당임원	스토리지 개발팀 수석	항공대
연구위원	김학도	19621103	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	삼성전자기술대학
연구위원	노형문	19630104	무선 개발기획팀장	무선 개발실 담당임원	경북대
연구위원	박영수	19641224	종합기술원 Material&Device연구소 담당임원	종합기술원 수석	한국과학기술원(博士)
					State Univ. of New York, Stony Brook(博士

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	박윤상	19630602	DMC연구소 Modem SoC팀 담당임원	DMC연구소 SoC Platform팀 담당임원	)
연구위원	박재선	19600728	무선 개발팀 담당임원	무선 개발실 담당임원	단국대(碩士)
연구위원	백상훈	19580522	DAS 개발팀 담당임원	공조솔루션사업팀 담당임원	인하대
연구위원	양원석	19630613	반도체연구소 담당임원	메모리 연구팀 담당임원	Duke Univ.(博士)
연구위원	용석균	19621001	종합기술원 연구개발혁신센터 담당임원	종합기술원 개발혁신팀 담당임원	한양대
연구위원	이상윤	19661020	종합기술원 Material&Device연구소 담당임원	종합기술원 수석	Stanford Univ.(博士)
연구위원	이재승	19600706	생활가전 개발팀 담당임원	생활가전 개발팀 수석	고려대(碩士)
연구위원	이준희	19621209	메모리 상품기획팀 담당임원	메모리 Module개발팀장	홍익대
연구위원	이태희	19630526	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	영남대(碩士)
연구위원	장창원	19641101	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	정진수	19590521	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	경북대
연구위원	조원모	19630305	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	한양대(碩士)
연구위원	조현우	19641210	System LSI Digital IP개발팀장	System LSI Image개발팀 담당임원	Univ. of Colorado, Boulder(博士)
연구위원	채주락	19640804	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	경북대
연구위원	최진호	19640315	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	경계현	19630305	메모리 Flash설계팀 담당임원	메모리 DRAM설계팀 담당임원	서울대(博士)
연구위원	김경준	19650201	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	김기철	19610929	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	한국과학기술원(碩士)
연구위원	김준태	19630128	무선 개발실 담당임원	무선 개발팀 담당임원	한국과학기술원(博士)
연구위원	도영수	19650930	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	연세대
연구위원	문승환	19650315	LCD 개발팀 담당임원	LCD기술센터 수석	연세대(碩士)
연구위원	문용석	19630816	영국연구소장	유럽연구소장	Univ. of Minnesota, Twin Cities(博士)
연구위원	민장식	19631122	무선 개발팀 담당임원	무선 개발팀 수석	중앙대
연구위원	박원주	19620916	DMC연구소 S/W Platform팀 담당임원	디지털미디어연구소 S/W Solution팀 수석	인하대
연구위원	박진호	19641010	LCD 개발팀 담당임원	HD LCD개발팀 수석	아주대(碩士)
연구위원	송두헌	19640130	반도체연구소 담당임원	메모리 Nand PA팀 담당임원	서울대(博士)
연구위원	안영준	19600120	무선 개발팀 담당임원	무선 개발실 담당임원	경북대
연구위원	오윤제	19620830	DMC연구소 Convergence Solution팀 담당임원	DMC연구소 단말연구팀 담당임원	Rensselaer Polytechnic Inst.(博士)
연구위원	이병준	19630626	System LSI CSE팀장	System LSI AP개발팀 담당임원	서강대
연구위원	이상훈	19590729	생활가전 금형팀장	영상디스플레이 개발팀 담당임원	동아대
연구위원	이성덕	19650815	종합기술원 Future IT연구소 담당임원	종합기술원 Digital System연구소 담당임원	광운대(碩士)
연구위원	이해범	19640820	메모리 Flash PA팀 담당임원	메모리 Nor PA팀 담당임원	Stanford Univ.(博士)
연구위원	천강욱	19660103	영상디스플레이 개발팀 담당임원	영상디스플레이 DTV선행개발T/F 담당임원	한국과학기술원(博士)
연구위원	최시영	19640118	반도체연구소 공정개발팀 담당임원	메모리 공정개발팀 수석	The Ohio State Univ.(博士)
연구위원	최재범	19630123	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 수석	한국과학기술원(碩士)
연구위원	최형식	19580613	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
연구위원	허남	19631107	종합기술원 Emerging Technology연구소 담당임원	종합기술원 Emerging센터 담당임원	Loyola Univ., Chicago(博士)
연구위원	홍근철	19600419	영상디스플레이 개발팀 담당임원	영상디스플레이 DTV선행개발T/F 담당임원	Polytechnic Univ. of NY(碩士)
연구위원	홍준일	19630929	무선 개발팀 담당임원	무선 개발팀 수석	서강대
연구위원	황규철	19640916	System LSI DDI개발팀 담당임원	System LSI 상품기획팀 수석	한국과학기술원(博士)
연구위원	황정욱	19650404	무선 개발팀 담당임원	무선 개발팀 수석	인하대
연구위원	강상석	19620806	메모리 DRAM PE팀장	메모리 DRAM PE팀 수석	경북대
연구위원	강원석	19641110	무선 제품기술팀 담당임원	무선 제품기술팀 담당부장	한양대
연구위원	곽동원	19610705	무선 개발실 담당임원	무선 개발실 수석	Univ. of Texas, Arlington(博士)
연구위원	김건수	19630109	메모리 Flash PA팀 담당임원	메모리연구소 연구팀 수석	부산대
연구위원	김광석	19620201	IT솔루션 개발팀 담당임원	프린터 개발팀 수석	Univ. of Southern California(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	김민구	19640820	DMC연구소 Modem SoC팀 담당임원	통신연구소 모뎀연구팀 수석	서울대(博士)
연구위원	김종일	19630301	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	김진기	19610505	생산기술연구소 생산기술혁신팀 담당임원	생산기술연구소 생산기술혁신팀 담당부장	New Jersey Inst. of Technologies(碩士)
연구위원	김학상	19660912	무선 개발팀 담당임원	무선 개발팀 수석	Univ. of Massachusetts, Lowell(博士)
연구위원	나일구	19640505	LCD 개발팀 담당임원	LCD 개발팀 수석	고려대
연구위원	남석우	19660304	반도체연구소 공정개발팀 담당임원	반도체연구소 공정개발팀 수석	연세대(博士)
연구위원	노정호	19610926	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	한양대
연구위원	두석광	19630827	종합기술원 Emerging Technology연구소 담당임원	종합기술원 Emerging센터 수석	서울대(博士)
연구위원	변영기	19610805	폴란드연구소장	AV 개발팀 수석	항공대
연구위원	서상범	19640228	종합기술원 Future IT연구소 담당임원	종합기술원 S/W선행연구소 수석	Cambridge Univ.(博士)
연구위원	심재성	19641223	영상디스플레이 개발팀 담당임원	AV 개발팀 수석	연세대(碩士)
연구위원	안윤순	19640624	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
연구위원	이남노	19630209	네트워크 시스템개발팀 담당임원	네트워크 WiBro개발팀 수석	중앙대
연구위원	이병국	19651120	무선 개발팀 담당임원	무선 개발팀 수석	부산대
연구위원	이성수	19641125	메모리 Flash설계팀 담당임원	메모리 Flash설계팀 수석	경희대
연구위원	이승준	19630727	생활가전 개발팀 담당임원	생활가전 개발팀 수석	인하대
연구위원	이정배	19670227	메모리 DRAM설계팀 담당임원	메모리연구소 수석	서울대(博士)
연구위원	장성진	19650710	메모리 DRAM설계팀 담당임원	메모리 DRAM설계팀 수석	한국과학기술원(碩士)
연구위원	전병환	19650513	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	서강대
연구위원	정기태	19650904	반도체연구소 담당임원	메모리연구소 수석	서울대(博士)
연구위원	최승범	19641228	IT솔루션 개발팀 담당임원	컴퓨터 개발팀 수석	한국과학기술원(碩士)
연구위원	최재영	19650505	DAS 개발팀 담당임원	생활가전 개발팀 수석	Virginia Tech(博士)
연구위원	추신호	19641223	무선 개발팀 담당임원	무선 개발팀 수석	경북대
연구위원	한석주	19650909	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	한국과학기술원(碩士)
연구위원	허득만	19621003	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	한국과학기술원(碩士)
연구위원	허문기	19651015	무선 개발팀 담당임원	무선 개발팀 수석	한양대(碩士)
연구위원	홍준성	19690315	Media Solution센터 담당임원	종합기술원 S/W선행연구소 수석	한국과학기술원(博士)
연구위원	강인엽	19630719	DMC연구소 담당임원	Qualcomm 부사장	California, LA(博士)
연구위원	강태진	19590712	MSC 보좌역		Univ. of Toronto(碩士)
연구위원	강병창	19560310	종합기술원 Future IT연구소 담당임원	종합기술원 Digital System연구소 담당임원	Univ. of Minnesota, Twin Cities(博士)
연구위원	고석하	19590118	무선 상품전략팀 담당임원	종합기술원 S/W선행연구소 담당임원	SANTA CLARA UNIV.(碩士)
연구위원	고토	19510920	System LSI Image개발팀 담당임원		Tokyo Univ.(博士)
연구위원	고한승	19630420	신사업추진단 신사업팀 담당임원	신사업팀 담당임원	Northwestern Univ.(博士)
연구위원	김기섭	19630901	System LSI 기반설계센터 담당임원		Univ. of Wisconsin, Madison(博士)
연구위원	김남덕	19610415	LCD 개발팀 담당임원	LCD기술센터 담당임원	한국과학기술원(博士)
연구위원	김동섭	19660408	LCD 광에너지사업팀 담당임원	종합기술원 Emerging센터 담당임원	한국과학기술원(博士)
연구위원	김문곤	19600612	System LSI LSI개발실 담당임원	System LSI 기술기획그룹장	경북대(碩士)
연구위원	김석호	19580413	무선 개발실 담당임원	DMC연구소 SoC Platform팀 담당임원	Illinois Inst. of Tech.(博士)
연구위원	김성진	19601006	생활가전 개발팀 담당임원	생활가전 세탁기개발팀장	Purdue Univ.(博士)
연구위원	김세진	19630822	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	성균관대
연구위원	김연배	19580616	영상디스플레이 개발팀 담당임원	종합기술원 담당임원	Tokyo Univ.(博士)
연구위원	김영근	19540702	무선 개발실 담당임원	디지털미디어연구소 D-Project T/F장	경희대
연구위원	김영환	19521030	종합기술원 소재기술센터장	종합기술원 Material&Device연구소 담당임원	WEIZMANN INST.(博士)
연구위원	김용석	19590820	무선 개발팀 담당임원	DMC연구소 M/M연구팀 담당임원	성균관대(碩士)
연구위원	김용식	19570103	생산기술연구소 선행장비연구팀장	생산기술연구소 장비기술연구팀장	Purdue Univ.(博士)
연구위원	김진현	19570130	System LSI SOC Platform개발팀장	System LSI SOC Platform개발팀 담당임원	Univ. of Southern California(博士)
연구위원	김현문	19611117	DMC연구소 M/M연구팀 담당임원	통신연구소 차세대기술팀 담당임원	Univ. of Southern California(博士)

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	김형걸	19530329	LCD 개발실 담당임원	LCD 개발팀장	Univ. of Detroit Mercy(碩士)
연구위원	노기흥	19540215	생활가전 개발팀 담당임원	종합기술원 담당임원	Univ. of Michigan, Ann Arbor(博士)
연구위원	노지마	19570119	생활가전 개발팀 담당임원	가전연구소 담당임원	큐슈대학교(博士)
연구위원	박봉희	19550710	DMC연구소 Media SoC팀 담당임원	DMC연구소 SoC Platform팀 담당임원	Univ. of Massachusetts, Amherst(博士)
연구위원	박성배	19580812	종합기술원 Future IT연구소 담당임원	종합기술원 Digital System연구소 담당임원	고려대(碩士)
연구위원	박일평	19630105	종합기술원 Future IT연구소 담당임원	종합기술원 S/W선행연구소 담당임원	Columbia Univ.(博士)
연구위원	박재우	19631001	LCD연구소 담당임원		Univ. of Michigan, Ann Arbor(博士)
연구위원	배일성	19570405	System LSI Image개발팀 담당임원	System LSI Image개발팀 수석	경희대
연구위원	서중언	19590426	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	한국과학기술원(碩士)
연구위원	손동균	19631220	반도체연구소 담당임원		한국과학기술원(博士)
연구위원	손재철	19651105	System LSI SOC Platform개발팀 담당임원	반도체연구소 담당임원	한국과학기술원(博士)
연구위원	송호영	19630715	종합기술원 Emerging Technology연구소 담당임원		Purdue University, West Lafayette(博士)
연구위원	신동호	19580425	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀장	연세대(博士)
연구위원	여승환	19630614	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	Univ. of Southern California(碩士)
연구위원	예광해	19570628	종합기술원 Material&Device연구소 담당임원	종합기술원 Micro Systems Lab장	State Univ. of New York, Buffalo(博士)
연구위원	우문균	19590213	Media Solution센터 담당임원	Mobile Solution센터 솔루션개발팀장	성균관대
연구위원	원경옥	19560927	종합기술원 IP전략팀 담당임원	종합기술원 담당임원	Univ. of Delaware(博士)
연구위원	유제환	19630127	메모리 PRAM개발팀장	메모리 ATD팀 담당임원	연세대(碩士)
연구위원	윤면기	19600104	무선 개발팀 담당임원	통신연구소 차세대기술팀 수석	인하대(碩士)
연구위원	윤종식	19610926	System LSI TD팀 담당임원	System LSI TD팀장	Univ. of California, LA(博士)
연구위원	이동훈	19571007	DMC연구소 Media SoC팀장	영상디스플레이 DTV선행개발T/F장	Univ. of Michigan, Ann Arbor(博士)
연구위원	이명희	19620121	System LSI DDI개발팀장	System LSI Mobile DDI설계팀장	Georgia Inst. of Tech.(博士)
연구위원	이상업	19620315	무선 개발팀 담당임원	무선 개발팀 수석	동국대
연구위원	이상엽	19590605	스토리지 개발팀 담당임원	스토리지 개발팀 담당임원	Univ. of Minnesota, Minneapolis(碩士)
연구위원	이시야마	19580105	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 수석	신슈대학교
연구위원	임순권	19550921	LCD연구소 담당임원	LCD연구소 담당임원	경북대
연구위원	임재훈	19551024	생활가전 개발팀 담당임원	생활가전 개발팀 수석	용산공고
연구위원	장의영	19620818	생활가전 개발팀 담당임원	생활가전 냉기개발팀 담당임원	경희대
연구위원	장정식	19580815	네트워크 시스템개발팀 담당임원	네트워크 시스템SQA그룹장	경북대
연구위원	전경식	19630804	LCD 제조센터 담당임원	Applied MATerials 개발담당	Arizona State Univ.(博士)
연구위원	전영목	19591109	무선 개발팀 담당임원	무선 개발실 담당임원	고려대(碩士)
연구위원	전중석	19580210	System LSI TD팀 담당임원	반도체연구소 담당임원	Univ. of Arizona(博士)
연구위원	정성은	19600115	영상디스플레이 개발팀 담당임원		한국과학기술원(博士)
연구위원	정순문	19611116	System LSI TD팀 담당임원	메모리연구소 연구팀 담당임원	Univ. of Florida(博士)
연구위원	정순효	19561102	무선 개발팀 담당임원	무선 개발팀 수석	연세대
연구위원	정영기	19580324	System LSI S/W Solution개발팀장	System LSI Mobile Solution개발팀장	New York Univ.(碩士)
연구위원	정윤채	19571014	종합기술원 Future IT연구소 담당임원	종합기술원 Digital System연구소 담당임원	Texas A&M Univ.(博士)
연구위원	정재익	19620805	무선 개발팀 담당임원	무선 개발팀 수석	경북대
연구위원	정중호	19590322	DMC연구소 Modem SoC팀 담당임원	DMC연구소 SoC Platform팀 담당임원	경북대(碩士)
연구위원	주영복	19600103	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	한양대
연구위원	채종원	19581231	생활가전 개발팀 담당임원	생활가전 S/W팀장	항공대(碩士)
연구위원	천인석	19581016	네트워크 Internet Infra사업팀 담당임원	네트워크 IP사업팀 담당임원	영남대(碩士)
연구위원	최도철	19520725	생활가전사업부 담당임원	생활가전 개발팀장	Pennsylvania State Univ.(博士)
연구위원	최돈철	19610418	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	성균관대(碩士)
연구위원	최영준	19630109	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	동국대
연구위원	최정달	19640716	반도체연구소 담당임원	메모리연구소 연구팀 담당임원	경북대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	최종덕	19550210	메모리 S/W선행연구팀장	종합기술원 S/W선행연구소장	Univ. of Wisconsin, Madison(博士)
연구위원	최환영	19610911	LCD연구소 담당임원	LCD기술센터 담당임원	연세대(博士)
연구위원	코스기	19471021	캠코더사업팀 담당임원	디지털AV MP개발팀 담당임원	게이오大(Keio Univ.)
연구위원	토마스	19590415	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	Univ. of Rochester(碩士)
연구위원	한갑수	19580331	System LSI C&M개발팀장	System LSI ASIC팀장	Florida Inst. of Tech.(博士)
연구위원	현승태	19560630	IT솔루션 개발팀 담당임원	디지털프린팅 개발팀 담당임원	Univ. of South Carolina(碩士)
연구위원	홍선기	19520919	DMC연구소 S/W Platform팀장	통신연구소 S/W센터장	한국과학기술원(碩士)
연구위원	홍성표	19510829	TSED 담당임원	영상디스플레이 개발팀 담당임원	항공대
연구위원	황승호	19560706	System LSI 기반설계센터장	System LSI ASIC/Foundry사업팀 담당임원	Univ. of California, Berkeley(博士)
전문위원	강준	19520702	메모리 품질보증실 담당임원	메모리 전략마케팅팀 담당임원	Univ. of Illinois, Urbana-Champaign
전문위원	권송	19610227	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	서강대(碩士)
전문위원	김강규	19591028	생활가전 키친솔루션사업팀 담당임원	생활가전 전략마케팅팀 담당임원	한양대
전문위원	김광준	19590317	IP법무팀 담당임원	종합기술원 IP전략팀 담당임원	Univ. of Southern California(博士)
연구위원	김규돈	19580709	신사업추진단 신사업팀 담당임원		서강대(碩士)
전문위원	김민훈	19600203	LCD FAB팀 담당임원	LCD 제조팀 담당임원	홍익대
전문위원	김승태	19600826	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	Univ. of Texas, Arlington(碩士)
전문위원	김영환	19581214	무선 제품기술팀장	무선 개발팀장	경북대
전문위원	김인호	19630129	네트워크 Internet Infra사업팀 담당임원	네트워크 IP사업팀 담당임원	Univ. of Western Ontario(碩士)
전문위원	김재범	19550514	반도체 기획팀 담당임원	DS 기획팀 담당임원	Univ. of California, Berkeley(碩士)
전문위원	박병록	19640805	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	연세대
전문위원	박용주	19630311	GMO Market Intelligence그룹장	GMO MI그룹장	Southern Illinois University, Edwardsville(碩士)
전문위원	박준호	19620406	DMC연구소 IPS팀장	DMC연구소 IPS팀 담당임원	State Univ. of New York, Binghamton(博士)
전문위원	박헌덕	19581225	TP센터 제조팀장	System LSI 특수FAB팀장	인하대
전문위원	서용호	19550127	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	단국대
전문위원	선진수	19470628	생활가전 Quality Engineering팀장	생활가전 Chief Engineer그룹장	Yokohama National Univ.(碩士)
전문위원	성규식	19530807	환경안전센터장	DMC 환경안전팀장	영남대
전문위원	손정환	19580110	한국총괄 마케팅팀 담당임원	국내영업 마케팅팀 담당임원	연세대
전문위원	손호인	19560416	스토리지 품질팀장	스토리지 개발팀 담당임원	서울대(碩士)
전문위원	송형권	19541218	네트워크 전략마케팅팀 담당임원	네트워크 이동통신사업팀 담당임원	Colorado Technical Univ.(博士)
전문위원	신기호	19611005	System LSI 영업팀 담당임원	System LSI 영업팀 담당부장	Univ. of Illinois, Urbana-Champaign(碩士)
전문위원	안병철	19570625	스포츠과학지원실장	스포츠과학지원실장	Chiba Univ.(博士)
전문위원	안승준	19551018	상생협력센터 상생협력팀 담당임원	인사팀 담당임원	Univ. of Bridgeport(碩士)
전문위원	야마시타	19530326	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	熊本大學(구마모토대학)
전문위원	어영수	19591214	LCD 품질보증팀 담당임원	LCD 지원팀 담당임원	광운대
전문위원	웡이완	19610813	System LSI 마케팅팀 담당임원	System LSI 전략마케팅팀 담당임원	Yale Univ.(博士)
전문위원	유제일	19590101	통상팀장	재경팀 담당임원	동국대
전문위원	윤진	19610427	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	Hogere Technisch School
전문위원	윤한길	19620921	무선 상품전략팀 담당임원	무선 개발팀 담당임원	Univ. of Florida(博士)
전문위원	이강민	19570129	Media Solution센터 담당임원		서강대(碩士)
전문위원	이강석	19610327	스토리지 제품기술팀장	스토리지 개발팀 담당임원	서울대(碩士)
전문위원	이강우	19651218	생활가전 전략마케팅팀 담당임원		연세대(碩士)
전문위원	이경한	19601023	MSC 컨텐츠기획팀장	무선 SFC팀장	Univ. of Southern California(碩士)
전문위원	이누카이	19470620	메모리담당 담당임원	메모리사업부 담당임원	게이오大(Keio Univ.)
전문위원	이병철	19530810	소주공업단지장	생활가전 경영지원팀장	대구상고
전문위원	이영희	19641117	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당임원	Northwestern Univ.(碩士)
전문위원	이운섭	19571016	DAS Compressor팀장	공조솔루션사업팀 담당임원	부경대(博士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
전문위원	이호성	19570304	스토리지 전략마케팅팀 담당임원	스토리지 개발팀 담당임원	Univ. of California, Berkeley(博士)
전문위원	임진환	19650208	한국총괄 B2B영업팀 담당임원	국내영업 솔루션사업팀 담당임원	서울대
전문위원	장성수	19611213	종합기술원 연구개발혁신센터 담당임원	종합기술원 개발혁신팀 담당임원	국민대
전문위원	장성호	19680416	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	Texas A&M Univ.(博士)
전문위원	장성호	19630218	HME사업팀 담당임원		한국과학기술원(博士)
전문위원	장영철	19580827	Infra지원센터 시스템기술팀장	메모리 시스템기술팀장	한양대
전문위원	조승연	19440920	농구단장	농구단장	고려대
전문위원	조현주	19610901	GMO 브랜드전략팀 담당임원	GMO 브랜드전략팀 담당임원	Univ. of Illinois, Urbana-Champaign(碩士)
전문위원	지영조	19590716	기획팀장	DMC 기획팀장	Brown Univ.(博士)
전문위원	채승기	19590601	Infra지원센터 생산기술팀장	메모리 생산기술팀장	Univ. of Minnesota, Twin Cities(博士)
전문위원	최재흥	19570907	Infra지원센터 Facility팀장	메모리 Facility팀장	성균관대
전문위원	하혜승	19671102	IT솔루션 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	Wellesley Coll.
전문위원	한동훈	19570209	Infra지원센터 환경안전팀장	반도체 환경안전팀장	성균관대
전문위원	한태준	19610523	메모리 기술팀 담당임원		Univ. of Utah(博士)
전문위원	홍원표	19600208	무선 상품전략팀장	무선 전략마케팅팀 담당임원	University of Michigan(博士)
전문위원	홍현정	19650507	DAS 전략마케팅팀 담당임원		Nanyang(碩士)
전문위원	황성수	19620225	전략운영팀장	SELV법인장	State Univ. of New York, Buffalo(碩士)

※ 상기 미등기임원 현황은 사업보고서 제출일 현재 기준임
(이상훈 사장은 '10.2.22 등기이사직을 사임하여 상기 미등기임원현황에 포함함)
※ 미등기 임원 보유 주식수 : 보통주 6,107,496주 / 우선주 15,854주
(이건희 회장 보통주 4,985,464주, 우선주 12,398주, 이재용 부사장 보통주 840,403주, 이상완 사장 外 862명 보통주 281,629주/우선주 3,456주)
※ 미등기 임원 보유주식수는 최근 주주명부 폐쇄일인 '09년 12월 31일 기준이며,
이후 변동 현황은 전자공시시스템(http://dart.fss.or.kr)의 '임원· 주요주주 특정증권 등 소유 상황 보고서'를 참조하시기 바랍니다.

라. 직원의 현황

[기준일: 2009년 12월 31일 현재] (단위 : 명, 년, 백만원)

구 분	직 원 수	평균 근속년수	당기 급여총액	1인평균 급여액	비 고
DMC부문	35,373	7.9	5,704,079	67.8	
DS부문	46,298				
기타	3,414				
합 계	85,085				

※ 1인 평균급여액은 평균인원(84,188명) 기준임.
※ 충당성 인건비 제외 기준임.

2. 임원의 보수 등

가. 임원의 보수현황

(단위 : 억원)

구 분	지급 총액	주총승인 금액	1인당 평균 지급액	주식매수선택권의 공정가치 총액	비 중	비 고
사내이사	431	550	108	-	-	
사외이사	3		0.7	-	-	감사위원회 위원 포함

※ 지급총액은 실지급기준(퇴직금 포함)임. 충당성 인건비는 제외함
1인당 평균지급액은 지급 총액을 연말 인원으로 단순평균하여 계산함
※ 주식선택권 부여로 인하여 당기에 인식한 비용(보상비용)은 없음

나. 주식선택권의 부여 및 행사현황

[기준일: 2009년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관계	부여일	부여 방법	주식의 종류	변동수량			미행사 수량	행사 기간	행사 가격
					부여	행사	취소			
윤종용	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	94,774	5,226	-	'03.3.17~10.3.16	272,700
이학수	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	94,774	5,226	-	'03.3.17~'10.3.16	272,700
이윤우	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	66,341	3,659	-	'03.3.17~10.3.16	272,700
진대제	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	66,341	3,659	-	'03.3.17~'10.3.16	272,700
이기태	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700
이상완	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700
임형규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700
황창규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700
최도석	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,883	2,117	-	'03.3.17~'10.3.16	272,700
김인주	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700
한용외	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	33,900	2,090	4,010	'03.3.17~'10.3.16	272,700
이상현	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	37,900	2,090	10	'03.3.17~'10.3.16	272,700
강병직	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,500	521	3,979	'03.3.17~'10.3.16	272,700
강호문	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
권오현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	10,800	783	3,417	'03.3.17~'10.3.16	272,700
김성권	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	15,000	-	'03.3.17~'10.3.16	272,700
김영기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
김인수	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
김재욱	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	18,956	1,044	-	'03.3.17~'10.3.16	272,700
김 준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
김철교	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700
김치우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,644	356	-	'03.3.17~'10.3.16	272,700
나영배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,471	529	-	'03.3.17~'10.3.16	272,700
노인식	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	-	'03.3.17~'10.3.16	272,700
노형래	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
류병일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
맹윤재	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박노병	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박상호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박재중	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박종우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박형건	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700

부여 받은자	관계	부여일	부여 방법	주식의 종류	변동수량			미행사 수량	행사 기간	행사 가격
					부여	행사	취소			
방인배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
서광벽	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
서양석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
성인희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	2,100	260	2,640	'03.3.17~'10.3.16	272,700
송동일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,632	368	-	'03.3.17~'10.3.16	272,700
송지오	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
신만용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
신윤승	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
안주환	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
유인경	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
윤석열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
윤석호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700
윤주화	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이기원	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이기홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이문용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	19,147	853	-	'03.3.17~'10.3.16	272,700
이석한	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,807	193	-	'03.3.17~'10.3.16	272,700
이성규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	10,000	-	'03.3.17~'10.3.16	272,700
이성주	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
이순동	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
이우희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	30,000	-	'03.3.17~'10.3.16	272,700
이원성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이중용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이지섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이창렬	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
이충전	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	-	'03.3.17~'10.3.16	272,700
이현봉	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
장원기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
장창덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
정유성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,700	260	40	'03.3.17~'10.3.16	272,700
정현량	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
조병덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
조수인	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	4,700	521	4,779	'03.3.17~'10.3.16	272,700
조원국	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
지대섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
천경준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,988	1,012	-	'03.3.17~'10.3.16	272,700
최광해	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	-	'03.3.17~'10.3.16	272,700
최외홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	6,500	521	2,979	'03.3.17~'10.3.16	272,700
최주현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
최지성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	10,000	1,566	18,434	'03.3.17~'10.3.16	272,700
최진균	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
허기열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
현광석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
황인섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
합계	-	-	-	-	1,500,000	1,316,953	128,540	54,507	-	-

[미행사 주식매수선택권의 가중평균행사가격 : 367,095원]

* 가중평균 행사가격 = (회차별 미행사주식수 X 회차별 행사금액)의 합계액 ÷ 미행사주식의 총수

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

[2009년 12월 31일 현재]　　　　(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
윤종용	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	94,774	5,226	-	'04.3.10~'11.3.9	197,100
이학수	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	94,774	5,226	-	'04.3.10~'11.3.9	197,100
이윤우	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	10,000	3,659	56,341	'04.3.10~'11.3.9	197,100
진대제	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	-	70,000	-	'04.3.10~'11.3.9	197,100
최도석	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	-	'04.3.10~'11.3.9	197,100
김인주	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	-	'04.3.10~'11.3.9	197,100
강병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
강병직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.10~'11.3.9	197,100
강병창	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,759	241	-	'04.3.10~'11.3.9	197,100
강승각	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	400	311	5,289	'04.3.10~'11.3.9	197,100
강호문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100
고병천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
고영범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100
공정택	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,900	260	1,840	'04.3.10~'11.3.9	197,100
곽병원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
권기섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
권오현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,100	783	117	'04.3.10~'11.3.9	197,100
권태종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
권희민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	8,000	521	1,479	'04.3.10~'11.3.9	197,100
길영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,500	260	2,240	'04.3.10~'11.3.9	197,100
김 준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	5,000	783	9,217	'04.3.10~'11.3.9	197,100
김경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	-	'04.3.10~'11.3.9	197,100
김광진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
김광태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,800	311	889	'04.3.10~'11.3.9	197,100
김광현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
김광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김기남	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
김기호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,822	178	-	'04.3.10~'11.3.9	197,100
김남윤	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
김동균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
김동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김명국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
김문걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100
김봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김상룡	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,778	222	-	'04.3.10~'11.3.9	197,100
김상수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,800	521	3,679	'04.3.10~'11.3.9	197,100
김성권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	15,000	-	'04.3.10~'11.3.9	197,100
김성식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,400	311	1,289	'04.3.10~'11.3.9	197,100
김영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김영주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100
김영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김용민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,567	433	-	'04.3.10~'11.3.9	197,100
김용철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
김용쾌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김용호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100
김운섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	6,400	521	3,079	'04.3.10~'11.3.9	197,100
김윤수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
김은미	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,746	254	-	'04.3.10~'11.3.9	197,100
김인수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	500	521	8,979	'04.3.10~'11.3.9	197,100
김일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김일웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,507	493	-	'04.3.10~'11.3.9	197,100
김재범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,702	298	-	'04.3.10~'11.3.9	197,100
김재욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.10~'11.3.9	197,100
김정인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100
김창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김천수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
김철교	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김철진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,900	311	3,789	'04.3.10~'11.3.9	197,100
김치우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
김태일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,726	274	-	'04.3.10~'11.3.9	197,100
김태학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
김필영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.10~'11.3.9	197,100
김행우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
김헌수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김현덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
김형걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,100	311	589	'04.3.10~'11.3.9	197,100
김형운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
나영배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
남궁기운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100
남성우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.10~'11.3.9	197,100
노인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100
노태기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,000	311	689	'04.3.10~'11.3.9	197,100
노형래	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,494	506	-	'04.3.10~'11.3.9	197,100
류병일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
맹윤재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
문주태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
문태원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,000	260	740	'04.3.10~'11.3.9	197,100
민동욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
박광면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
박근환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
박노경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
박상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
박상일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
박상진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
박상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
박신홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
박용진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
박재중	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
박종암	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100
박종우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	300	783	13,917	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
박종욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.10~'11.3.9	197,100
박종한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,200	311	2,489	'04.3.10~'11.3.9	197,100
박현기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100
박형건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,300	521	5,179	'04.3.10~'11.3.9	197,100
박효정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	3,500	364	3,136	'04.3.10~'11.3.9	197,100
방인배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
방정호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,600	260	1,140	'04.3.10~'11.3.9	197,100
배병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,900	311	2,789	'04.3.10~'11.3.9	197,100
백봉주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,700	364	936	'04.3.10~'11.3.9	197,100
백승웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
변정우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
변현근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
서강덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
서광벽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
서병문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100
서양석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100
서형원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
석준형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,700	364	936	'04.3.10~'11.3.9	197,100
성인희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~'11.3.9	197,100
송동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
송지오	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
신균섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
신동호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
신만용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
신윤승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
신종균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
심수철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
심창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
안병연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
안승준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,300	311	4,389	'04.3.10~'11.3.9	197,100
안일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
안정삼	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
안주환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100
양재호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100
예광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,788	212	-	'04.3.10~'11.3.9	197,100
오세영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
오세용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
오영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,700	311	989	'04.3.10~'11.3.9	197,100
오영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	2,500	2,371	129	-	'04.3.10~'11.3.9	197,100
오장환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.10~'11.3.9	197,100
유두영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,300	260	3,440	'04.3.10~'11.3.9	197,100
유병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
유영목	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	-	'04.3.10~'11.3.9	197,100
윤부근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
윤석열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.10~'11.3.9	197,100
윤석호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
윤정구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
윤주화	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	10,200	783	4,017	'04.3.10~'11.3.9	197,100
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100
이경훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100
이관수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이광성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	273	3,727	'04.3.10~'11.3.9	197,100
이근면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,300	260	2,440	'04.3.10~'11.3.9	197,100
이기순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,300	260	2,440	'04.3.10~'11.3.9	197,100
이기원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100
이기태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	-	'04.3.10~'11.3.9	197,100
이기홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	-	'04.3.10~'11.3.9	197,100
이동헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이문용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	18,956	1,044	-	'04.3.10~'11.3.9	197,100
이병우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이병철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,700	311	989	'04.3.10~'11.3.9	197,100
이봉우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
이상렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이상열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100
이상완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	20,000	2,612	27,388	'04.3.10~'11.3.9	197,100
이상인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100
이상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	20,000	2,090	17,910	'04.3.10~'11.3.9	197,100
이석한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.10~'11.3.9	197,100
이선종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,500	521	7,979	'04.3.10~'11.3.9	197,100
이성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100
이성주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
이순동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
이승원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이영하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이원성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	4,000	364	2,636	'04.3.10~'11.3.9	197,100
이원식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이장재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이재국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이재원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이재율	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,400	250	350	'04.3.10~'11.3.9	197,100
이종해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100
이종혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이중용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이지섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이창건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이창렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100
이창우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
이철우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이철환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이충전	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100
이학수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	4,200	364	2,436	'04.3.10~'11.3.9	197,100
이한구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이현봉	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
임순권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,400	260	340	'04.3.10~'11.3.9	197,100
임종현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100
임현문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
임형규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	35,300	2,612	12,088	'04.3.10~'11.3.9	197,100
장병조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.10~'11.3.9	197,100
장원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
장일형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,480	520	-	'04.3.10~'11.3.9	197,100
장정식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
장창덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	100	364	6,536	'04.3.10~'11.3.9	197,100
장형옥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
장호승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
전동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,900	521	3,579	'04.3.10~'11.3.9	197,100
전병복	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100
전상문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100
전영현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,500	260	240	'04.3.10~'11.3.9	197,100
정경섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,732	268	-	'04.3.10~'11.3.9	197,100
정국현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,524	476	-	'04.3.10~'11.3.9	197,100
정봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
정상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,800	311	2,889	'04.3.10~'11.3.9	197,100
정용우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
정유성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
정의용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
정인철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
정칠희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
정태성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	-	'04.3.10~'11.3.9	197,100
정해진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,000	260	740	'04.3.10~'11.3.9	197,100
정현량	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100
정형웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,717	283	-	'04.3.10~'11.3.9	197,100
정 활	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
조동식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	-	'04.3.10~'11.3.9	197,100
조병덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
조병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,674	326	-	'04.3.10~'11.3.9	197,100
조상석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.10~'11.3.9	197,100
조성림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100
조성현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,400	521	4,079	'04.3.10~'11.3.9	197,100
조수인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	4,000	783	10,217	'04.3.10~'11.3.9	197,100
조원국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
조창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
조홍식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	-	'04.3.10~'11.3.9	197,100
주우식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
지대섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100
지영만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
천경준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
최광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
최도환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
최문경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,765	235	-	'04.3.10~'11.3.9	197,100
최병석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
최생림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
최외홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
최윤호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
최주현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	9,200	783	5,017	'04.3.10~'11.3.9	197,100
최지성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
최진균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
최진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
최창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
최창식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,600	311	4,089	'04.3.10~'11.3.9	197,100
한용외	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	37,910	2,090	-	'04.3.10~'11.3.9	197,100
허기열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
허영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
현광석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
홍석우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
홍성표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
홍순호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
홍창완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,400	260	1,340	'04.3.10~'11.3.9	197,100
황인섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
황창규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	40,100	2,612	7,288	'04.3.10~'11.3.9	197,100
강기상외 308명	직원	2001년 03월 09일	자기주식 교부	보통주	445,000	364,980	40,540	39,480	'04.3.10~'11.3.9	197,100
합 계	-	-	-	-	3,099,500	2,256,323	393,768	449,409	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

[2009년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강병우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
강영기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
강태융	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
고대윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200
고동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,500	260	240	'04.3.1~'12.2.29	329,200
고성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
고양진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200
고태일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200
구자현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	700	234	3,566	'04.3.1~'12.2.29	329,200
권중열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
권혁국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,347	153	-	'04.3.1~'12.2.29	329,200
김관순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
김광수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200
김동기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,400	181	1,919	'04.3.1~'12.2.29	329,200
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
김봉균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
김상항	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,100	521	4,379	'04.3.1~'12.2.29	329,200
김상현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
김성열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
김수봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,731	269	-	'04.3.1~'12.2.29	329,200
김양규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.1~'12.2.29	329,200
김영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
김영식	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
김영윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,500	521	3,979	'04.3.1~'12.2.29	329,200
김영조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	11,200	783	3,017	'04.3.1~'12.2.29	329,200
김영태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
김영환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
김윤근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.1~'12.2.29	329,200
김재권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	300	181	3,019	'04.3.1~'12.2.29	329,200
김재명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
김재우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
김재현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
김재휘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200
김정한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	2,400	364	4,236	'04.3.1~'12.2.29	329,200
김종산	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	300	181	3,019	'04.3.1~'12.2.29	329,200
김종중	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.1~'12.2.29	329,200
김종호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
김준경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.1~'12.2.29	329,200
김지승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200
김진태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
김진한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
김창근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200
김철호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
김태호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
김택희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200
김한주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	500	783	13,717	'04.3.1~'12.2.29	329,200
김헌성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	1,800	234	2,466	'04.3.1~'12.2.29	329,200
남병규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.1~'12.2.29	329,200
남상권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,200	521	4,279	'04.3.1~'12.2.29	329,200
노광춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,600	181	719	'04.3.1~'12.2.29	329,200
노기학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200
노원기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
도인록	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
류선호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
박경정	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
박내성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,300	260	1,440	'04.3.1~'12.2.29	329,200
박동건	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,500	260	2,240	'04.3.1~'12.2.29	329,200
박두의	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.1~'12.2.29	329,200
박명경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
박상범	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200
박상탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
박성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
박영순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
박용환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~'12.2.29	329,200
박유근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	156	1,744	'04.3.1~'12.2.29	329,200
박재욱	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,640	360	-	'04.3.1~'12.2.29	329,200

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
박전만	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
박제승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,010	260	730	'04.3.1~'12.2.29	329,200
박종원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.1~'12.2.29	329,200
박종환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
박주경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
박희균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	4,800	521	4,679	'04.3.1~'12.2.29	329,200
박희덕	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
배경태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
배승한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200
배창섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200
백남육	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,357	143	-	'04.3.1~'12.2.29	329,200
변동권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	4,700	292	1,008	'04.3.1~'12.2.29	329,200
변재봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
서동일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200
서병삼	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
손대일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
손일헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	5,500	364	1,136	'04.3.1~'12.2.29	329,200
손정민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
손호인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,742	258	-	'04.3.1~'12.2.29	329,200
송백규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
신명훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,800	311	2,889	'04.3.1~'12.2.29	329,200
신상흥	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.1~'12.2.29	329,200
신정수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
심성우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.1~'12.2.29	329,200
안재근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200
양해경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.1~'12.2.29	329,200
어길수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.1~'12.2.29	329,200
엄대현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.1~'12.2.29	329,200
오경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
오동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.1~'12.2.29	329,200
오상경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
오석하	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200
오용섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
옥경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,900	181	419	'04.3.1~'12.2.29	329,200
옥치국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
원기찬	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,900	260	2,840	'04.3.1~'12.2.29	329,200
유수경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
유인경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
유제일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
윤승철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,100	181	219	'04.3.1~'12.2.29	329,200
윤용암	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.1~'12.2.29	329,200
윤지홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~'12.2.29	329,200
윤창현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200
이강훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
이경표	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
이규동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	3,200	234	1,066	'04.3.1~'12.2.29	329,200
이돈주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,200	311	3,489	'04.3.1~'12.2.29	329,200

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
이박준	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
이배원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
이상배	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	15,000	1,566	13,434	'04.3.1~'12.2.29	329,200
이상석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200
이상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200
이석명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
이선용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
이승구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200
이승환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	4,300	783	9,917	'04.3.1~'12.2.29	329,200
이용희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,400	181	919	'04.3.1~'12.2.29	329,200
이우석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
이윤태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	2,000	234	2,266	'04.3.1~'12.2.29	329,200
이진석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,800	181	1,519	'04.3.1~'12.2.29	329,200
이철희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
이태직	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
이택근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,800	181	519	'04.3.1~'12.2.29	329,200
이현동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,500	521	6,979	'04.3.1~'12.2.29	329,200
이호영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
이효종	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,000	181	319	'04.3.1~'12.2.29	329,200
임창빈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
임창수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~'12.2.29	329,200
장규석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200
장기철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
장중진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.1~'12.2.29	329,200
전광호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200
정봉진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,300	521	4,179	'04.3.1~'12.2.29	329,200
정석민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	7,400	521	2,079	'04.3.1~'12.2.29	329,200
정세웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,800	181	1,519	'04.3.1~'12.2.29	329,200
정원조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~'12.2.29	329,200
정종문	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.1~'12.2.29	329,200
정충기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,500	311	2,189	'04.3.1~'12.2.29	329,200
정태영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
정해수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	3,500	-	'04.3.1~'12.2.29	329,200
정현화	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	3,800	364	2,836	'04.3.1~'12.2.29	329,200
정현호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200
조규담	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	7,400	521	2,079	'04.3.1~'12.2.29	329,200
조남성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	3,200	234	1,066	'04.3.1~'12.2.29	329,200
조남용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200
조병학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,700	222	78	'04.3.1~'12.2.29	329,200
조서현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200
조세제	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
조원상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
조중현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,900	260	840	'04.3.1~'12.2.29	329,200
조현탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	600	234	3,666	'04.3.1~'12.2.29	329,200
차영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	181	1,719	'04.3.1~'12.2.29	329,200
차용래	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
천방훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
최민호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
최승우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	5,500	364	1,136	'04.3.1~'12.2.29	329,200
최시돈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
최신형	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	400	234	3,866	'04.3.1~'12.2.29	329,200
최재관	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
최재구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
하윤호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,500	521	3,979	'04.3.1~'12.2.29	329,200
한국현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,400	521	6,079	'04.3.1~'12.2.29	329,200
한양희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.1~'12.2.29	329,200
허상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
허흔	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200
홍완훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,200	181	1,119	'04.3.1~'12.2.29	329,200
David Steel	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
합 계	-	-	-	-	988,000	658,637	53,859	275,504	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

[2009년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강재영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	20,000	18,956	1,044	-	'04.3.26~'12.3.25	342,800
김승환	미등기임원	2002년 03월 25일	자기주식 교부	보통주	10,000	7,900	521	1,579	'04.3.26~'12.3.25	342,800
나용구	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	1,600	364	5,036	'04.3.26~'12.3.25	342,800
박명동	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.26~'12.3.25	342,800
박영원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.26~'12.3.25	342,800
방상원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.26~'12.3.25	342,800
안상우	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800
윤진혁	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800
이수영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800
정준명	미등기임원	2002년 03월 25일	자기주식 교부	보통주	40,000	17,900	2,090	20,010	'04.3.26~'12.3.25	342,800
황춘택	미등기임원	2002년 03월 25일	자기주식 교부	보통주	6,000	2,200	311	3,489	'04.3.26~'12.3.25	342,800
합 계	-	-	-	-	121,000	75,204	12,942	32,854	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

[2009년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강호규	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,100	181	1,219	'05.3.8~'13.3.7	288,800
강호민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
고창범	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
구기설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800
권도헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	300	181	3,019	'05.3.8~'13.3.7	288,800
권재중	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
김경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,900	260	840	'05.3.8~'13.3.7	288,800
김기준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,700	260	2,040	'05.3.8~'13.3.7	288,800
김동현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800
김서겸	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
김세철	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	3,500	-	'05.3.8~'13.3.7	288,800
김영균	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	9,479	521	-	'05.3.8~'13.3.7	288,800
김영근	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
김인종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800
김정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
김종인	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,200	181	2,119	'05.3.8~'13.3.7	288,800
김준식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,606	181	713	'05.3.8~'13.3.7	288,800
김진안	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,880	260	1,860	'05.3.8~'13.3.7	288,800
김진자	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800
김창용	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,300	260	3,440	'05.3.8~'13.3.7	288,800
김학설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
김헌배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
김현석	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	400	181	2,919	'05.3.8~'13.3.7	288,800
김홍식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,000	260	2,740	'05.3.8~'13.3.7	288,800
류두현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
류성일	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
류영무	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
민영성	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박규찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박동수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,300	181	1,019	'05.3.8~'13.3.7	288,800
박병하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박영준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박용종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,300	260	440	'05.3.8~'13.3.7	288,800
박용직	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박인식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박재순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
박재찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
박종갑	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
박종서	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
백학명	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
서치원	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800
성규식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
송창룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
엄규호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,100	260	1,640	'05.3.8~'13.3.7	288,800
연제찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
오영복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,600	260	1,140	'05.3.8~'13.3.7	288,800
우형래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	600	260	4,140	'05.3.8~'13.3.7	288,800
원선희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
육현표	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800
윤 백	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
윤병배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,160	1,840	-	'05.3.8~'13.3.7	288,800
윤원주	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
이강의	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
이건종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	1,288	-	'05.3.8~'13.3.7	288,800
이상업	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
이석선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,900	260	840	'05.3.8~'13.3.7	288,800

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
이선우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이영우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
이재경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,100	181	2,219	'05.3.8~'13.3.7	288,800
이정복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이정순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
이정식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,400	260	3,340	'05.3.8~'13.3.7	288,800
이종찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,800	181	1,519	'05.3.8~'13.3.7	288,800
이태협	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	400	260	4,340	'05.3.8~'13.3.7	288,800
이홍준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,500	260	2,240	'05.3.8~'13.3.7	288,800
임수택	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
전성호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,300	181	2,019	'05.3.8~'13.3.7	288,800
전우헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
정광영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	600	181	2,719	'05.3.8~'13.3.7	288,800
정민형	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
정재륜	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800
조성래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
조용덕	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
조윤영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	-	521	9,479	'05.3.8~'13.3.7	288,800
조정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
지완구	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
채희선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
최동욱	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
최승하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,300	181	1,019	'05.3.8~'13.3.7	288,800
최우수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
하윤희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,000	260	3,740	'05.3.8~'13.3.7	288,800
황재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,700	260	2,040	'05.3.8~'13.3.7	288,800
P.Skarzynski	미등기임원	2003년 03월 07일	자기주식 교부	보통주	4,100	1,000	212	2,888	'05.3.8~'13.3.7	288,800
합 계	-	-	-	-	368,100	221,521	37,744	108,835	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

[2009년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강경훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
권강현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,300	95	3,605	'06.4.17~'14.4.16	580,300
김경도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	1,211	2,289	'06.4.17~'14.4.16	580,300
김경조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김경현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김명수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	200	95	4,705	'06.4.17~'14.4.16	580,300
김병구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김봉남	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	500	1,211	1,789	'06.4.17~'14.4.16	580,300
김석기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김석필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김세현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	500	95	4,405	'06.4.17~'14.4.16	580,300
김승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
김연환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김영하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	100	95	4,805	'06.4.17~'14.4.16	580,300
김완배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김용석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김학웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	200	95	4,705	'06.4.17~'14.4.16	580,300
김행일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김혁철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김형도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
김형준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김희석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
노시영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,000	95	2,905	'06.4.17~'14.4.16	580,300
노종호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
민용호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
박기언	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,000	95	2,905	'06.4.17~'14.4.16	580,300
박병대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
박봉식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,500	3,365	135	'06.4.17~'14.4.16	580,300
박상규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,900	95	3,005	'06.4.17~'14.4.16	580,300
박성배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,400	66	2,034	'06.4.17~'14.4.16	580,300
박성칠	미등기임원	2004년 04월 16일	자기주식 교부	보통주	10,000	-	3,461	6,539	'06.4.17~'14.4.16	580,300
박승건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,000	95	2,905	'06.4.17~'14.4.16	580,300
박종대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300
박희선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
반상조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	100	95	4,805	'06.4.17~'14.4.16	580,300
방문수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	3,000	95	1,905	'06.4.17~'14.4.16	580,300
배승균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
변상권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
서덕건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	3,000	95	1,905	'06.4.17~'14.4.16	580,300
서영복	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	300	95	4,605	'06.4.17~'14.4.16	580,300
성재현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,000	66	2,434	'06.4.17~'14.4.16	580,300
성학경	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
소병세	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
송성원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	200	66	3,234	'06.4.17~'14.4.16	580,300
신현대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
심상필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
심순선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	200	66	3,234	'06.4.17~'14.4.16	580,300
엄영진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
엄영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
여남구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
오해동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	1,211	2,289	'06.4.17~'14.4.16	580,300
왕 동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
우문균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	3,434	66	-	'06.4.17~'14.4.16	580,300
위성욱	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
유문현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
유제환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,900	66	1,534	'06.4.17~'14.4.16	580,300
윤기천	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이경주	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
이기옥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이기웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이범일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300
이상영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이상철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이승갑	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300
이영우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이용일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이웅상	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,300	95	2,605	'06.4.17~'14.4.16	580,300
이인호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
이재형	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	500	95	4,405	'06.4.17~'14.4.16	580,300
이정렬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이종식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	3,434	66	-	'06.4.17~'14.4.16	580,300
이종인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이창협	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	3,365	1,635	'06.4.17~'14.4.16	580,300
이항우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	200	95	4,705	'06.4.17~'14.4.16	580,300
임규호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
장충기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	30,000	-	574	29,426	'06.4.17~'14.4.16	580,300
전영목	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
전영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300
전옥표	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,144	2,356	-	'06.4.17~'14.4.16	580,300
전용배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	20,000	-	382	19,618	'06.4.17~'14.4.16	580,300
전준영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
정규일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	200	66	3,234	'06.4.17~'14.4.16	580,300
정규하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300
정금용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
정기환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	300	95	4,605	'06.4.17~'14.4.16	580,300
정병기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
정사진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	800	95	4,105	'06.4.17~'14.4.16	580,300
정우인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
정은승	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
정이호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
정일진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
정태흥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
정현석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
조승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
조인수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	2,500	66	934	'06.4.17~'14.4.16	580,300
조재문	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	200	66	3,234	'06.4.17~'14.4.16	580,300
조진호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
조한슬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	3,500	-	'06.4.17~'14.4.16	580,300
채승기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,500	95	2,405	'06.4.17~'14.4.16	580,300
채종규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
채종원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,000	66	2,434	'06.4.17~'14.4.16	580,300
천인석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
최광수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
최성호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
최승철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
최영준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
최인권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
최재홍	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
최정혁	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,500	95	3,405	'06.4.17~'14.4.16	580,300
최태봉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	3,365	1,635	'06.4.17~'14.4.16	580,300
한기엽	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
한명섭	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
한민석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
한민호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
한우성	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	200	95	4,705	'06.4.17~'14.4.16	580,300
한종수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
황득규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
황주용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
합 계	-	-	-	-	590,000	73,037	53,061	463,902	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

[2009년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
이종석	미등기임원	2004년 10월 15일	자기주식 교부	보통주	10,000	10,000	-	-	'06.10.16~'08.10.15	460,500

※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

[2009년 12월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
곽영수	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	-	-	5,000	'07.12.21~'15.12.20	606,700
심상배	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	-	-	5,000	'07.12.21~'15.12.20	606,700
합 계	-	-	-	-	10,000	-	-	10,000	-	-

※ '09.12.31일 현재 종가는 799,000원임, '관계'는 부여일 기준임.

IX. 이해관계자와의 거래내용

1. 대주주등에 대한 신용공여등

가. 채무보증 내역

- 국내채무보증

당사는 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련하여, 합작법인의 지분 50%를 인수하는 Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가 주식매매계약상의 담보책임에 대하여 계약당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주) 및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사 등 나머지 주주들이 각자의 상대적지분비율에 따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 지급보증입니다.

(단위 : 백만원)

성명 (법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
삼성종합화학(주)	계열회사	9,791	-	-	9,791	※ 삼성물산(주) 및 삼성테크윈(주)이 Total Holdings U.K Limited사 및 삼성종합화학과 연대책임에 대해서 조기면책 약정함에 따라 2010.2.25자로 당사의 지급보증 의무도 소멸됨

- 해외채무보증

(단위 : 천$)

성명(법인명)	관계	채권자	보증기간	거래내역				비 고
				기초	증가	감소	기말	
SEA(미주총괄법인)	계열회사	SMBC 外	2011-02-13	698,000		98,000	600,000	
SAS(미국생산법인)	계열회사	Goldman Sachs 外	2030-04-01	50,000		25,000	25,000	
SEM(멕시코생판법인)	계열회사	Banamex	2011-04-23	138,235		9,731	128,504	
SAMCOL(콜럼비아판매법인)	계열회사	Citibank 外	2010-10-31	31,924		11,924	20,000	
SEDA(브라질 생판법인)	계열회사	HSBC 外	2011-08-15	111,453	94,793		206,246	
SEUK(영국판매법인)	계열회사	Santander 外	2010-12-21	145,625		145,625	-	
SELS(네덜란드물류법인)	계열회사	Intesa BCI	2010-10-31	105,938		105,938	-	
SENA(스웨덴판매법인)	계열회사	Intesa BCI	2010-10-31	25,235		25,235	-	
SEH(헝가리생판법인)	계열회사	KDB	2010-08-05	32,488	323		32,811	
SEPOL(폴란드판매법인)	계열회사	JP MORGAN 外	2010-10-31	152,509		152,509	-	
SESK(슬로박생산법인)	계열회사	HSBC	2010-10-31	158,200		158,200	-	
SELSK(슬로박LCD생산법인)	계열회사	HSBC 外	2010-08-22	123,893		88,194	35,699	
SSA(남아공판매법인)	계열회사	Citibank 外	2010-10-24	17,466	40,794		58,260	

성명(법인명)	관계	채권자	보증기간	거래내역				비고
				기초	증가	감소	기말	
SERC(러시아판매법인)	계열회사	Citibank 外	2010-10-31	133,098		103,406	29,692	
SERK(러시아생산법인)	계열회사	HSBC 外	2011-03-05	97,499	16,220		113,719	
SEKZ(카자흐판매법인)	계열회사	Citibank	2010-09-14	6,502		6,502	-	
SAPL(싱가폴판매법인)	계열회사	Citibank 外	2010-12-25	81,819		81,819	-	
SEIN(인니생판법인)	계열회사	Citibank 外	2010-12-25	34,238		34,238	-	
SAVINA(베트남생판법인)	계열회사	Citibank	2010-12-25	4,871		4,871	-	
SEV(베트남생산법인)	계열회사	Citibank	2010-12-25	-	41,387		41,387	
SJC(일본판매법인)	계열회사	Mizuho Bank 外	2010-12-28	86,543		39,200	47,343	
SYRI(일본연구법인)	계열회사	Japan Development Bank 外	2014-06-04	61,631	407		62,038	
합 계				2,297,167	193,924	1,090,392	1,400,699	

상기의 채무보증이외에 헝가리에 소재한 SEH(Samsung Electronics Hungarian) 법인이 헝가리정부와 체결한 투자 인센티브 계약의 이행을 보증하기 위하여 US$ 23백만의 지급보증을 제공하고 있습니다.
당사는 건별 채무보증금액이 자본금의 10% 이상일 경우 이사회 의결후 집행되며, 10% 미만시(10억이상)에는 그 결정을 경영위원회에 위임하고 있습니다.

나. 출자 및 출자지분 처분내역

(단위 : 백만원)

법 인 명	거래일자	출자지분의 종류	기초	증가	감소	기말	비 고
삼성모바일디스플레이	2009.01.02	주식(보통주)	-	798,160	-	798,160	신규출자
삼성테크윈㈜	2009.02.01	주식(보통주)	211,726	-	37,195	174,531	주식분할
삼성디지털이미징㈜	2009.02.01	주식(보통주)	-	37,195	-	37,195	주식분할
삼성엘이디㈜	2009.05.28	주식(보통주)	-	180,916	-	180,916	신규출자
SVIC 4호 투자조합	2009.09.07	주식(보통주)	98,500	-	37,331	61,169	원금회수
SVIC 6호 투자조합	2009.12.02	주식(보통주)	40,689	43,300	-	83,989	증자
SVIC 14호 투자조합	2009.09.10	주식(보통주)	-	37,323	-	37,323	신규출자 및 증자
S-LCD	2009.01.08	주식(보통주)	1,750,000	200,000	-	1,950,000	증자
보광부품 1호	2009.06.10	주식(보통주)	7,500	-	7,500	-	원금회수
SEA	2009.11.24	주식(보통주)	2,895,260	63,641	-	2,958,900	증자
SEM	2009.01.14	주식(보통주)	142,558	36,376	-	178,934	증자
SEBN	2009.12.28	주식(보통주)	226,453	119,783	-	346,236	증자
SEEH	2009.12.28	주식(보통주)	-	4,231	-	4,231	신규출자
SERC	2009.01.12	주식(보통주)	46,909	93,051	-	139,960	증자
SERK	2009.01.12	주식(보통주)	125,181	93,051	-	218,232	증자
SEAH	2009.12.09	주식(보통주)	332,198	31,464	-	363,663	증자
SCT	2009.08.01	주식(보통주)	1,818	-	1,818	-	청산
SETK	2009.12.01	주식(보통주)	926	-	926	-	매각

※ 금액은 취득원가 기준이며, 거래일자는 최근 거래일자임

당사는 AMOLED 및 중소형 LCD사업 경쟁력 강화를 위해 삼성모바일디스플레이(SMD)에 7,982억을 신규출자 하였고, LED사업 경쟁력 강화를 위해 삼성엘이디에 1,809억을 신규출자하였습니다. S-LCD 및 7개의 현지법인에 대하여 사업경쟁력 제고 및 안정적 사업수행을 위하여 6,416억을 신규 출자 및 증자하였습니다. 그리고, SVIC 6호 및 14호 투자조합에 806억 신규출자 및 증자하였습니다.
당사는 건별 타법인 출자 및 처분 금액이 자본금의 10% 이상일 경우 이사회 의결 후 집행되며, 10% 미만시(50억이상)에는 그 결정을 경영위원회에 위임하고 있습니다.

다. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

성명(법인명)	관 계	변동수량					비고
		유가증권의 종류	매수	매도	누계	매매손익	
삼성투신운용	계열회사	수익증권	3,622,497	2,492,497	6,114,994	28,316	운용사
삼성증권	계열회사	국공채	-	378	378	△42	-
합 계			3,622,497	2,492,875	6,115,372	28,274	

[Δ 는 부(-)의 수치임]

2. 대주주와의 자산양수도 등

(단위 : 백만원)

법인명	관계	거래목적	거래일자	거래일기준	거래대상물	거래금액
SEV	계열회사	자산매각	2009.12.31	매각일자	기계장치 등	2,761
SESS	계열회사	자산매각	2009.12.31	매각일자	기계장치 등	34,893
SEHZ	계열회사	자산매각	2009.10.20	매각일자	기계장치 등	313
TSEC	계열회사	자산매각	2009.04.01	매각일자	기계장치 등	1,600
TSTC	계열회사	자산매각	2009.04.15	매각일자	기계장치 등	676
SESL	계열회사	자산매각	2009.08.14	매각일자	기계장치 등	4,167
SERC	계열회사	자산매각	2009.07.28	매각일자	기계장치 등	151
광주전자	계열회사	자산매각	2009.08.31	매각일자	기계장치 등	250
삼성전기	계열회사	자산매각	2009.12.31	매각일자	기계장치 등	1,780
삼성LED	계열회사	자산매각	2009.11.13	매각일자	기계장치 등	10,866
		현물출자	2009.04.30	양도일자	기계장치 및 재고자산 등	14,121

법인명	관계	거래목적	거래일자	거래일기준	거래대상물	거래금액
삼성모바일 디스플레이	계열회사	현물출자	2009.01.02	양도일자	기계장치 및 재고자산 등	464,355
	계열회사	자산매입	2009.09.30	매입일자	기계장치 등	536
SLCD	계열회사	자산매입	2009.09.30	매입일자	OA기기 등	135
제일모직	계열회사	자산매각	2009.11.30	매각일자	기계장치 등	218
삼성카드	계열회사	자산매각	2009.10.29	매각일자	차량운반구 등	144
코닝정밀유리	계열회사	자산매각	2009.12.09	매각일자	건물 등	8,083

당사는 당기중 법인 Capa 증설 등의 목적으로 노후자산을 매각하였습니다.
또한, 기흥 소재 2라인/AMOLED 연구설비 및 천안 소재 3,4라인/CF 설비 등 총 4,644억을 SMD(Samsung Mobile Display)에 현물출자 하였습니다.

3. 대주주와의 영업거래

(단위 : 백만원)

법인명	관계	거래종류	거래기간	거래내용	거래금액
SSI	계열회사	매출입 등	2009.01~2009.12	LCD Panel 및 반도체 칩 등	9,989,594
STA	계열회사	매출입 등	2009.01~2009.12	HHP 및 네트웍 장비 매출 등	9,187,647
SLCD	계열회사	매출입 등	2009.01~2009.12	LCD Panel 등	8,396,225
SET	계열회사	매출입 등	2009.01~2009.12	LCD Panel 및 반도체 칩 등	7,530,752
SJC	계열회사	매출입 등	2009.01~2009.12	LCD Panel 및 반도체 칩 등	7,099,218
SSEG	계열회사	매출입 등	2009.01~2009.12	LCD Panel 및 반도체 칩 등	6,720,908
SEHK	계열회사	매출입 등	2009.01~2009.12	LCD Panel 및 반도체 칩 등	5,700,287
SEA	계열회사	매출입 등	2009.01~2009.12	TV, 가전, HHP 등	4,877,075
SEHZ	계열회사	매출입 등	2009.01~2009.12	HHP 등	4,643,952
TSTC	계열회사	매출입 등	2009.01~2009.12	HHP 등	4,216,929

당기중 계열회사인 SSI(Samsung Semiconductor, Inc.), STA(Samsung Telecommu nications America, L.P.), SLCD(S-LCD Co.,Ltd), SET(Samsung Electronics Taiw an Co., Ltd.), SJC(Samsung Japan Co. Ltd.), SSEG(Samsung Semiconductor Eur ope GmbH), SEHK(Samsung Electronics H.K. Company, Limited), SEA(Samsung Electronics America, Inc.), SEHZ(Samsung Electronics Huizhou Co., Ltd.), TSTC(Tianjin Samsung Telecom Technology Co., Ltd.) 법인에 상기와 같이 HHP 및 네트 웍 장비, LCD Panel 및 반도체 칩 등과 관련한 매출, 매입등의 거래를 하였습니다.

4. 대주주 이외의 이해관계자와의 거래

당사는 제품경쟁력 제고 및 상생경영을 위해 당기말 현재 협력회사에 대여금으로 1,499억, 종업원 복리후생 목적의 주택대부 대여금 등으로 64억을 종업원에게 대여해 주었습니다.

(단위 : 백만원)

성 명 (법인명)	관 계	대여금 내역					비 고
		계정과목	거래내역				
			기초잔액	증가	감소	당기말잔액	
(주)ATEC솔루션 외	협력업체	단기대여금	76,188	107,819	138,115	45,892	
강준형 외	종업원	장기대여금	10,663	106,457	110,704	6,416	
(주)아토 외	협력업체	장기대여금	124,619	193,596	214,177	104,038	
합 계			211,470	407,872	462,996	156,346	

※ 상기 내역은 현재가치할인차금 차감후, 대손충당금 차감전 기준입니다.

X. 그 밖에 투자자 보호를 위하여 필요한 사항

1. 공시사항의 진행 · 변경상황

기 신고한 주요경영사항의 진행상황

신고일자	제 목	신 고 내 용	신고사항의 진행상황
2008년 2월 26일	기타 주요경영사항(자율공시) - 삼성자동차 약정금 등 청구의 소 1심 판결에 대한 항소 제기	당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08. 2. 14)에 대한 항소를 제기함.	진행중
2008년 5월 16일	소송등의 제기· 신청	당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융 기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08.2.14)에 대한 항소를 제기함.	진행중 (삼성자동차 채권단도 2/27일자로 1심 판결에 대한 항소를 제기하였고, 당사는 5/16일자로 항소장을 송달받음)

2. 주주총회 의사록 요약

주총일자	안 건	결의내용
제41기 정기주주총회 ('10.3.19)	1. 제41기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 2. 이사 선임의 건 2-1호 : 사외이사 선임의 건 2-2호 : 감사위원회 위원 선임의 건 3. 이사 보수한도 승인의 건	○ 원안대로 통과 ○ 원안대로 통과 ○ 원안대로 통과
제40기 정기주주총회 ('09.3.13)	1. 제40기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 2. 이사 선임의 건 2-1호 : 사외이사 선임의 건 2-2호 : 사내이사 선임의 건 2-3호 : 감사위원회 위원 선임의 건 3. 이사 보수한도 승인의 건	○ 원안대로 통과 ○ 원안대로 통과 ○ 원안대로 통과
제39기 정기주주총회 ('08.3.28)	1. 제39기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 2. 이사 보수한도 승인의 건	○ 원안대로 통과 ○ 원안대로 통과
제38기 정기주주총회 ('07.2.28)	1. 제38기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 2. 이사 선임의 건 2-1호 : 사외이사 선임의 건 2-2호 : 사내이사 선임의 건	○ 원안대로 통과 ○ 원안대로 통과

주총일자	안 건	결의내용
	2-3호 : 감사위원회 위원 선임의 건 3. 이사 보수한도 승인의 건	○ 원안대로 통과

3. 중요한 소송사건

- 삼성자동차의 채권금융기관들(이하 "채권금융기관들")은 2005년 12월에 1999년 8월 24일자 합의서를 근거로 회사를 포함한 28개 삼성계열사들 및 이건희 전회장에게 2조 4,500억원 및 위약금과 이에 대한 지연손해금의 지급을 청구하는 소송을 제기하였으며, 이에 대하여 서울지방법원은 2008년 1월 31일 1심 판결을 선고하였습니다.

위 제1심 판결은 삼성계열사들이 채권금융기관들에게 증여되어 이미 매각된 1,165,955주를 제외한 삼성생명 주식 2,334,045주를 처분하여 그 처분대금을 약 1조 6,338억원을 한도로 채권금융기관들에게 지급하고 이 전회장이 채권금융기관들에게 증여한 삼성생명 주식 등의 처분대금이 2조 4,500억원에 부족할 경우에는 삼성계열사들이 그 부족액만큼 채권금융기관들에 대한 자본출자 또는 후순위채권을 매입할 의무가 있음을 확인하며, 삼성계열사들은 약 1조 6,338억원에 대하여 2001년 1월 1일 이후부터 위 의무이행 완료일까지 연 6%의 지연손해금을 지급하라는 등의 내용으로 이루어져 있습니다.

이러한 판결에 대하여 회사를 포함한 삼성계열사들 및 이 전회장 그리고 채권금융기관들이 모두 항소하여 현재 서울고등법원에서 2심 소송이 진행 중에 있습니다. 현재로서는 동 소송의 최종결과를 예상하기 어려우며, 회사가 부담할 금액의 불확실성으로 인하여 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

당사와 일부 해외법인은 TFT-LCD와 DRAM의 판매와 관련하여 미국 법무부(Department of Justice) 또는 유럽위원회(European Commission) 등 독점금지 당국으로부터 조사를 받고 있으며, 해당 제품 및 SRAM, Flash Memory와 관련하여 미국의 구매자들로부터 민사상 손해배상청구 집단소송을 제기 당하였습니다. 현재는 조사 및 소송이 진행중이며, 향후 결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 당기말 현재 당사는 해외에 소재하고 있는 Sharp Corporation 등 25개사 (이상:피고), Spansion Inc. 등 5개사 (이상:원고)와 특허 침해 관련 소송에 계류 중에 있습니다. 상기 소송사건 중 Rambus Inc.사와 관련된 특허 침해 관련 소송사건과 관련하여 2010년 1월 19일, 당사와 미국의 일부 자회사는 Rambus Inc.와 US$200백만의 지급조건으로 DRAM 관련 특허침해 소송과 Anti-trust 소송에 대한 취하에 합의를 하였습니다. 또한, 회사는 동일자로 향후 5년간 분기별 US$25백만의 기본 로열티를 제공하는 조건으로 기술사용 계약을 체결하였으며, 해당 회사의 주식 8.3%를 US$200백만에 취득하는 계약을 체결하였습니다.

2010년 2월 5일, 회사는 Sharp Corporation와 TFT-LCD 관련 크로스 라이선스 계약을 체결하고 이와 별도로 양사간 진행 중인 모든 특허소송을 취하할 것을 합의하는 화해 계약을 체결하였습니다.

- 기타 국내외소송
당기말 현재 상기 소송 이외에 국내외에서 계류중인 소송사건 중 당사가 원고로 계류중인 소송사건은 6건(소송가액: 5,091백만원)이며, 피고로 계류 중인 소송사건은 22건 (소송가액: 7,560백만원, 5건에 대해서는 소송가액 미확정) 입니다

(단위 : 백만원)

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
정대윤 (원고)	직무발명보상금청구	서울중앙 지방법원	2009.4~	700	액정표시장치 관련 발명 보상금 청구	1심 진행중
기 타 27건				11,951		진행중
합 계				12,651		

4. 공모자금 사용내역 (해당사항 없음)

(단위 : 원)

구 분	납입일	납입금액	신고서상 자금사용 계획	실제 자금사용 현황
-	-	-	-	-
-	-	-	-	-

5. 채무보증내역

IX. 이해관계자와의 거래내용의 1의 가 항목을 참고하시기 바랍니다.

6. 제재현황등 그 밖의 사항

당사는 공정거래위원회로부터 2008년 4월 3일 하도급거래 공정화에 관한
법률 위반으로 시정명령 및 과징금(11,575백만원)을 받은 바 있고,
임원 2인도 과태료(각 20백만원) 처분을 받은 바 있습니다.
임원 1인은 법원에서 과태료에 처하지 아니하는 결정을 받아 확정되었으며
나머지 제재 건은 현재 법원에 소송 계속중에 있습니다.
또한, 당사는 공정거래위원회로부터 2009년 8월 25일 부당한 공동행위
협의로 시정명령 및 과징금(1,637백만원)을 받은 바 있습니다.
당사는 상기 제재 건에도 소송을 제기하여 현재 법원에 소송 계속중에 있습니다.

XI. 재무제표 등

1. 연결재무제표

연결재무상태표

제 41 기 2009. 12. 31 현재

제 40 기 2008. 12. 31 현재

제 39 기 2007. 12. 31 현재

(단위 : 백만원)

과 목	제 41 기	제 40 기	제 39 기
자 산			
Ⅰ. 유 동 자 산	62,069,194	48,968,556	41,901,014
(1) 당 좌 자 산	52,088,130	39,475,949	33,932,211
1. 현금및현금성자산	10,835,893	8,814,638	5,831,989
2. 단기금융상품	8,629,742	3,591,337	5,061,898
3. 단기매도가능증권	2,104,420	982,067	922,833
4. 매 출 채 권	17,061,397	12,043,979	11,125,132
5. 미 수 금	2,079,161	1,558,279	989,143
6. 선 급 금	1,591,667	1,357,964	1,043,130
7. 선 급 비 용	1,533,633	1,931,499	1,292,315
8. 단기이연법인세자산	1,638,887	2,135,068	1,537,946
9. 기타당좌자산	721,762	794,606	552,819
10. 단기대출채권	5,891,568	6,266,512	5,575,006
(2) 재 고 자 산	9,981,064	9,492,607	7,968,803
Ⅱ. 비 유 동 자 산	56,212,294	56,332,094	51,474,122

과 목	제 41 기	제 40 기	제 39 기
(1) 투 자 자 산	11,761,976	11,377,727	11,796,347
1. 장기매도가능증권	2,910,513	2,618,262	3,712,322
2. 장기만기보유증권	314,933	334,460	147,287
3. 지분법적용투자주식	5,523,913	4,356,862	3,782,413
4. 기타투자자산	258,074	363,351	354,370
5. 장기대출채권	2,754,543	3,704,792	3,799,955
(2) 유 형 자 산	39,815,987	42,496,311	37,380,644
(3) 무 형 자 산	891,268	787,249	704,627
(4) 기타비유동자산	3,743,063	1,670,807	1,592,504
1. 보 증 금	864,013	895,245	793,737
2. 장기선급비용	2,440,595	368,875	489,775
3. 장기이연법인세자산	345,475	379,087	266,280
4. 기타비유동자산	92,980	27,600	42,712
자 산 총 계	118,281,488	105,300,650	93,375,136
부 채			
Ⅰ. 유 동 부 채	37,719,141	32,207,070	29,795,976
1. 매 입 채 무	8,234,318	5,587,137	6,037,864
2. 단 기 차 입 금	7,613,518	9,026,630	8,453,099
3. 미 지 급 금	5,920,420	5,114,567	3,861,661
4. 선 수 금	1,415,804	761,625	818,636
5. 예 수 금	921,929	576,883	389,029

과 목	제 41 기	제 40 기	제 39 기
6. 미 지 급 비 용	9,056,596	7,907,197	6,777,936
7. 미지급법인세	1,124,171	675,553	1,343,941
8. 유동성장기부채	3,127,998	2,263,380	1,987,148
9. 기타유동부채	304,387	294,098	126,662
II. 비 유 동 부 채	7,508,055	10,169,626	7,607,252
1. 사 채	2,422,808	4,327,720	2,951,678
2. 장기차입금	1,246,387	1,836,930	1,120,708
3. 장기미지급금	1,120,982	673,760	638,734
4. 장기미지급비용	383,273	177,774	43,005
5. 퇴직급여충당부채	827,805	850,233	739,936
6. 장기이연법인세부채	875,725	1,486,287	1,465,555
7. 기타비유동부채	631,075	816,922	647,636
부 채 총 계	45,227,196	42,376,696	37,403,228
자 본			
지배회사지분	66,827,702	58,117,009	51,665,687
I. 자 본 금	897,514	897,514	897,514
1. 보통주자본금	778,047	778,047	778,047
2. 우선주자본금	119,467	119,467	119,467
II. 연결자본잉여금	6,652,110	6,588,861	6,574,995
III. 연결자본조정	(8,255,659)	(8,597,013)	(8,747,381)
1. 자 기 주 식	(8,404,791)	(8,910,135)	(9,157,492)
2. 주식선택권	213,083	385,957	475,197

과 목	제 41 기	제 40 기	제 39 기
3. 기타자본조정	(63,951)	(72,835)	(65,086)
Ⅳ.연결기타포괄손익누계액	3,272,533	3,808,076	1,875,385
1. 매도가능증권평가이익	991,157	852,504	1,430,806
2. 매도가능증권평가손실	(501)	(1,722)	(1,350)
3. 지분법자본변동	361,916	257,328	251,591
4. 부의지분법자본변동	(9,289)	(13,441)	(8,017)
5. 해외사업환산이익	1,935,959	2,730,288	202,697
6. 파생상품평가손실	(6,709)	(16,881)	(342)
Ⅴ. 연결이익잉여금	64,261,204	55,419,571	51,065,174
1. 법정적립금	450,789	450,789	450,789
2. 임의적립금	54,229,792	49,413,760	43,263,294
3. 미처분연결이익잉여금	9,580,623	5,555,022	7,351,091
소수주주지분	6,226,590	4,806,945	4,306,221
자 본 총 계	73,054,292	62,923,954	55,971,908
부채와 자본총계	118,281,488	105,300,650	93,375,136

연결손익계산서

제 41 기 (2009. 1. 1 부터 2009. 12. 31 까지)

제 40 기 (2008. 1. 1 부터 2008. 12. 31 까지)

제 39 기 (2007. 1. 1 부터 2007. 12. 31 까지)

(단위 : 백만원)

과 목	제 41 기	제 40 기	제 39 기
Ⅰ. 매 출 액	138,993,671	121,294,319	98,507,817
Ⅱ. 매 출 원 가	98,945,032	89,762,355	70,880,912
Ⅲ. 매 출 총 이 익	40,048,639	31,531,964	27,626,905
Ⅳ. 판매비와관리비	28,470,988	25,500,101	18,653,619
Ⅴ. 영 업 이 익	11,577,651	6,031,863	8,973,286
Ⅵ. 영 업 외 수 익	12,183,358	10,824,270	4,144,939
1. 이 자 수 익	399,863	614,206	465,202
2. 배 당 금 수 익	28,120	25,233	18,402
3. 수 수 료 수 익	80,927	93,473	54,201
4. 임 대 료	96,166	52,561	42,753
5. 매도가능증권처분이익	29,816	94,930	62,991
6. 외 환 차 익	7,694,732	7,238,637	1,831,629
7. 외화환산이익	1,322,276	444,663	127,891
8. 지 분 법 이 익	1,522,171	1,047,224	652,500
9. 유형자산처분이익	66,636	110,962	107,542
10. 기타영업외수익	942,651	1,102,381	781,828
Ⅶ. 영 업 외 비 용	11,195,959	10,278,358	3,485,352
1. 이 자 비 용	546,524	670,271	590,515
2. 외 환 차 손	8,154,660	7,597,640	1,849,002
3. 외화환산손실	1,054,106	933,940	116,231

과 목	제 41 기	제 40 기	제 39 기
4. 지 분 법 손 실	121,702	209,357	274,874
5. 기 부 금	118,225	150,790	192,441
6. 유형자산처분손실	120,676	62,292	71,964
7. 기타영업외비용	1,080,066	654,068	390,325
Ⅷ. 법인세비용차감전순이익	12,565,050	6,577,775	9,632,873
Ⅸ. 법 인 세 비 용	2,335,129	687,561	1,709,892
Ⅹ. 당 기 순 이 익	10,229,921	5,890,214	7,922,981
1. 지배회사지분순이익	9,649,487	5,525,904	7,420,579
2. 소수주주지분순이익	580,434	364,310	502,402
ⅩⅠ. 지배회사지분순이익의 주당이익			
1. 기본주당순이익(단위:원)	65,499	37,684	49,502
2. 희석주당순이익(단위:원)	65,194	37,340	48,924

연결자본변동표

제 41 기 2009. 1. 1 부터 2009. 12. 31 까지
제 40 기 2008. 1. 1 부터 2008. 12. 31 까지
제 39 기 2007. 1. 1 부터 2007. 12. 31 까지

(단위 : 백만원)

과 목	자 본 금	연 결 자본잉여금	연 결 자본조정	연 결 기타포괄 손익누계액	연 결 이 익 잉여금	소 수 주 주 지 분	총 계
2007.1.1(전전기초)	897,514	6,364,604	(6,994,210)	532,820	44,463,683	2,675,456	47,939,867
연차배당					(746,075)	(5,888)	(751,963)
처분후 이익잉여금					43,717,608	2,669,568	47,187,904
중간배당					(73,036)	(21,793)	(94,829)
유상증자등		185,395				879,367	1,064,762
종속회사 주식의 처분		90,365				55,465	145,830
연결실체의 변동		17,970					17,970
연결당기순이익					7,420,579	502,402	7,922,981
자기주식의 취득			(1,825,395)				(1,825,395)
자기주식의 처분		(5,978)	187,925				181,947
주식선택권		2,403	(63,955)				(61,552)
매도가능증권평가				698,339		190,711	889,050
지분법평가				145,503			145,503
해외사업환산손익				496,509		29,029	525,538
기타		(79,764)	(51,746)	2,214	23	1,472	(127,801)
2007.12.31(전전기말)	897,514	6,574,995	(8,747,381)	1,875,385	51,065,174	4,306,221	55,971,908
2008.1.1(전기초)	897,514	6,574,995	(8,747,381)	1,875,385	51,065,174	4,306,221	55,971,908
연차배당					(1,098,098)	(102,138)	(1,200,236)
처분후 이익잉여금					49,967,076	4,204,083	54,771,672
중간배당					(73,411)	(41,839)	(115,250)
유상증자등		37,370				221,516	258,886
연결실체의 변동						(318)	(318)
연결당기순이익					5,525,904	364,310	5,890,214
자기주식의 처분		4,039	247,357				251,396
주식선택권		2,306	(89,239)				(86,933)
매도가능증권평가				(578,674)		(121,288)	(699,962)
지분법평가				313			313
해외사업환산손익				2,527,591		207,537	2,735,128
기타		(29,849)	(7,750)	(16,539)	2	(27,056)	(81,192)
2008.12.31(전기말)	897,514	6,588,861	(8,597,013)	3,808,076	55,419,571	4,806,945	62,923,954

과 목	자 본 금	연 결 자본잉여금	연 결 자본조정	연 결 기타포괄 손익누계액	연 결 이 익 잉여금	소 수 주 주 지 분	총 계
2009.1.1(당기초)	897,514	6,588,861	(8,597,013)	3,808,076	55,419,571	4,806,945	62,923,954
연차배당					(735,441)	(60,183)	(795,624)
처분후 이익잉여금					54,684,130	4,746,762	62,128,330
중간배당					(73,507)	(2,042)	(75,549)
유상증자등		53,737				163,152	216,889
연결실체의 변동						721,953	721,953
연결당기순이익					9,649,487	580,434	10,229,921
자기주식의 처분		(1,313)	505,344				504,031
주식선택권			(172,874)				(172,874)
매도가능증권평가				139,874		64,991	204,865
지분법평가				108,740			108,740
해외사업환산손익				(794,330)		(77,348)	(871,678)
기타		10,825	8,884	10,173	1,094	28,688	59,664
2009.12.31(당기말)	897,514	6,652,110	(8,255,659)	3,272,533	64,261,204	6,226,590	73,054,292

연결현금흐름표

제 41 기 2009. 1. 1 부터 2009. 12. 31 까지

제 40 기 2008. 1. 1 부터 2008. 12. 31 까지

제 39 기 2007. 1. 1 부터 2007. 12. 31 까지

(단위 : 백만원)

과 목	제 41 기	제 40 기	제 39 기
Ⅰ. 영업활동으로 인한 현금흐름	19,655,790	13,360,075	14,790,812
1. 당 기 순 이 익	10,229,921	5,890,214	7,922,981
2. 현금의 유출이 없는 비용등의 가산	15,022,786	14,206,113	11,034,114
가. 감가상각비	10,911,343	9,855,529	8,301,068
나. 무형자산상각비	248,103	239,662	196,460
다. 퇴직급여	645,440	543,980	615,586
라. 대손상각비	337,075	532,429	172,827
마. 외화환산손실	1,059,493	1,070,358	122,597
바. 지분법손실	121,702	209,357	274,874
사. 유형자산처분손실	120,676	62,292	71,964
아. 파생상품평가손실 등	11,006	59,971	154,391
자. 재고자산폐기손실 등	458,826	925,829	423,747
차. 기타 현금의 유출이 없는 비용 등의 가산	1,109,122	706,706	700,600
3. 현금의 유입이 없는 수익등의 차감	(2,564,896)	(2,210,454)	(1,188,669)
가. 외화환산이익	1,347,894	447,885	128,580
나. 지분법이익 등	943,339	748,398	372,239
다. 유형자산처분이익	66,636	110,962	107,542
라. 매도가능증권처분이익	106,591	139,010	95,117
마. 이연법인세자산(부채) 증감으로 인한 법인세비용의 감소	13,633	500,435	99,601
바. 기타 현금의 유입이 없는 수익 등의 차감	86,803	263,764	385,590
4. 영업활동으로 인한 자산・부채의 변동	(3,032,021)	(4,525,798)	(2,977,614)
가. 매출채권의 증가	(6,227,873)	(86,180)	(1,355,615)
나. 미수금의 증가	(599,321)	(563,107)	91,400
다. 선급금의 증가	(210,412)	(262,241)	(356,798)
라. 선급비용의 감소(증가)	2,773,907	(151,803)	(23,733)
마. 재고자산의 증가	(1,092,243)	(693,712)	(1,301,580)
바. 장기선급비용의 증가	(4,350,928)	(80,199)	(185,134)
사. 장・단기대출채권의 감소(증가)	915,952	(1,313,573)	(1,288,638)
아. 매입채무의 증가(감소)	3,474,003	(1,514,400)	464,720
자. 미지급금의 증가(감소)	(855,929)	662,329	(159,583)
차. 선수금의 증가(감소)	481,026	(283,425)	114,027

과 목	제 41 기	제 40 기	제 39 기
카. 예수금의 증가(감소)	267,045	(193,238)	83,496
타. 미지급비용의 증가(감소)	1,051,084	(207,881)	1,146,178
파. 미지급법인세의 증가(감소)	499,800	(751,619)	43,576
하. 장기미지급금의 증가(감소)	1,984,506	(84,434)	81,746
거. 장기미지급비용의 증가	519,200	408,324	198,601
너. 퇴직금의 지급	(520,020)	(301,887)	(338,137)
더. 퇴직보험예치금의 감소	1,014,609	(152,766)	(255,057)
러. 퇴직연금운용자산의 증가	(1,192,925)	(11,059)	(17,314)
머. 기타영업활동으로 인한 자산・부채의 변동	(963,502)	1,055,073	80,231
II. 투자활동으로 인한 현금흐름	(14,424,101)	(13,128,424)	(12,002,059)
1. 투자활동으로 인한 현금유입액	4,769,952	6,009,363	4,532,605
가. 단기금융상품의 순감소		1,445,781	-
나. 매도가능증권의 처분	2,788,270	3,764,768	3,110,675
다. 단기대여금의 순감소	355,317		389,034
라. 장기만기보유증권의 처분	28,901	31,234	49,124
마. 보증금의 감소	756,316	331,686	220,898
바. 유형자산의 처분	112,379	295,287	491,701
사. 기타투자활동으로 인한 현금유입액	728,769	140,607	660,207
2. 투자활동으로 인한 현금유출액	(19,194,053)	(19,137,787)	(16,534,664)
가. 단기금융상품의 순증가	5,057,503	-	1,646,130
나. 매도가능증권의 취득	3,844,797	3,592,602	1,863,118
다. 단기대여금의 순증가	-	433,991	-
라. 지분법적용투자주식의 취득	261,539	-	127,080
마. 장기대여금의 증가	425,722	147,100	225,323
바. 보증금의 증가	734,221	357,048	213,572
사. 유형자산의 취득	8,182,197	14,088,184	12,251,537
아. 무형자산의 취득	343,238	214,254	196,339
자. 기타투자활동으로 인한 현금유출액	344,836	304,608	11,565
III. 재무활동으로 인한 현금흐름	(3,948,339)	1,934,221	(1,599,812)
1. 재무활동으로 인한 현금유입액	1,825,431	5,577,501	4,357,536
가. 단기차입금의 순차입		668,383	798,134
나. 사채의 발행	559,460	3,259,925	1,642,086
다. 장기차입금의 차입	381,500	1,086,479	885,610
라. 주식선택권의 행사로 인한 자기주식의 처분	330,737	165,994	117,347
마. 연결자본거래	199,040	-	150,101
바. 기타재무활동으로 인한 현금유입액	354,694	396,720	764,258

과 목	제 41 기	제 40 기	제 39 기
2. 재무활동으로 인한 현금유출액	(5,773,770)	(3,643,280)	(5,957,348)
가. 단기차입금의 순상환	976,336	-	-
나. 유동성장기부채의 상환	2,367,129	1,826,860	2,767,259
다. 장기차입금의 상환	675,677	415,275	191,644
라. 현금배당금의 지급	871,173	1,315,486	819,110
마. 기타재무활동으로 인한 현금유출액	883,455	85,659	2,179,335
IV. 외화환산으로 인한 현금의 변동	440,958	813,514	419,006
V. 연결대상범위의 변동으로 인한 현금의 증가	296,947	3,263	2,016
VI. 현금의 증가	2,021,255	2,982,649	1,609,963
VII. 기초의 현금	8,814,638	5,831,989	4,222,027
VIII. 기말의 현금	10,835,893	8,814,638	5,831,990

2. 개별재무제표

재무상태표

제41기 2009년 12월 31일 현재

제40기 2008년 12월 31일 현재

제39기 2007년 12월 31일 현재

(단위 : 백만원)

과 목	제41기	제40기	제39기
자산			
Ⅰ.유동자산	27,173,231	17,790,813	16,621,081
(1)당좌자산	23,539,603	13,973,062	13,283,209
1.현금및현금성자산	2,142,220	2,360,190	2,026,791
2.단기금융상품	8,196,850	3,306,326	4,862,869
3.단기매도가능증권	2,104,420	982,067	922,833
4.매출채권	6,291,252	3,089,840	1,780,507
5.미수금	1,254,511	1,002,962	813,723
6.선급금	1,332,339	1,067,955	859,713
7.선급비용	771,909	437,282	407,082
8.단기이연법인세자산	854,084	1,366,927	1,241,636
9.단기금융리스채권	132,464	118,849	112,295
10.기타당좌자산	459,554	240,664	255,760
(2)재고자산	3,633,628	3,817,751	3,337,872
Ⅱ.비유동자산	58,850,923	54,728,407	48,604,171
(1)투자자산	26,624,069	21,653,050	17,121,525
1.장기매도가능증권	1,315,227	1,128,853	1,936,176
2.지분법적용투자주식	25,199,458	20,390,192	15,008,462
3.장기대여금	109,384	134,005	176,887
(2)유형자산	28,502,424	31,249,823	29,777,382
(3)무형자산	640,381	653,059	568,316
(4)기타비유동자산	3,084,049	1,172,475	1,136,948
1.장기성매출채권	22,638	17,126	27,287
2.장기금융리스채권	296,610	406,229	245,410

과 목	제41기	제40기	제39기
3.보증금	421,880	438,014	428,133
4.장기선급비용	2,342,921	311,106	436,118
자산총계	86,024,154	72,519,220	65,225,252
부채			
Ⅰ.유동부채	16,549,999	11,721,362	10,802,346
(1)매입채무	4,785,268	2,388,104	1,935,663
(2)미지급금	4,595,940	3,787,431	2,958,521
(3)선수금	700,733	564,688	528,168
(4)예수금	389,902	245,011	159,517
(5)미지급비용	5,005,996	3,836,708	3,764,628
(6)제품보증충당부채	235,031	332,795	306,516
(7)미지급법인세	625,898	412,368	1,114,048
(8)선수수익	205,643	148,248	30,815
(9)유동성사채	5,588	6,009	4,470
Ⅱ.비유동부채	2,649,444	2,684,368	2,862,282
(1)사채	94,993	108,170	83,815
(2)장기미지급금	1,093,565	507,921	439,047
(3)장기미지급비용	254,443	176,916	39,174
(4)장기선수금	0	0	168,650
(5)퇴직급여충당부채	613,054	697,189	623,147
(6)장기이연법인세부채	593,389	1,194,172	1,508,449
부채총계	19,199,443	14,405,730	13,664,628
자본			
Ⅰ.자본금	897,514	897,514	897,514
(1)보통주자본금	778,047	778,047	778,047
(2)우선주자본금	119,467	119,467	119,467
Ⅱ.자본잉여금	6,651,855	6,589,580	6,574,996
(1)주식발행초과금	4,403,893	4,403,893	4,403,893
(2)기타자본잉여금	2,247,962	2,185,687	2,171,103
Ⅲ.자본조정	(8,255,659)	(8,597,013)	(8,747,381)
(1)자기주식	(8,404,791)	(8,910,135)	(9,157,492)
(2)주식선택권	213,083	385,957	475,197

과 목	제41기	제40기	제39기
(3)기타자본조정	(63,951)	(72,835)	(65,086)
Ⅳ.기타포괄손익누계액	3,274,410	3,807,357	1,872,818
(1)매도가능증권평가이익	668,305	579,182	1,083,147
(2)매도가능증권평가손실	0	0	(143)
(3)지분법자본변동	2,678,962	3,262,583	966,353
(4)부의지분법자본변동	(72,857)	(34,408)	(176,539)
Ⅴ.이익잉여금(결손금)	64,256,591	55,416,052	50,962,677
(1)법정적립금	450,789	450,789	450,789
(2)임의적립금	54,229,792	49,413,760	43,263,294
(3)미처분이익잉여금	9,576,010	5,551,503	7,248,594
자본총계	66,824,711	58,113,490	51,560,624
부채와자본총계	86,024,154	72,519,220	65,225,252

※ 재무상태표의 주석은 제41기, 제40기 및 제39기 감사보고서의 주석사항 참조

※ 제40기 재무제표는 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

손익계산서

제41기 2009년 01월 01일 부터 2009년 12월 31일 까지
제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

과 목	제41기	제40기	제39기
Ⅰ.매출액	89,772,834	72,952,991	63,175,968
Ⅱ.매출원가	68,402,534	55,380,601	46,846,546
Ⅲ.매출총이익(손실)	21,370,300	17,572,390	16,329,422
Ⅳ.판매비와관리비	15,021,772	13,438,320	10,386,567
Ⅴ.영업이익(손실)	6,348,528	4,134,070	5,942,855
Ⅵ.영업외수익	12,030,679	7,609,996	4,162,084
1.이자수익	269,139	400,985	278,731
2.배당금수익	24,778	23,694	14,252
3.수수료수익	83,137	73,623	339,496
4.임대료	102,185	60,459	52,888
5.매도가능증권처분이익	28,330	93,446	38,511
6.외환차익	5,097,908	4,049,633	347,061
7.외화환산이익	1,190,785	276,191	48,573
8.지분법이익	4,817,905	2,165,729	2,627,165
9.유형자산처분이익	154,847	105,868	101,605
10.기타영업외수익	261,665	360,368	313,802
Ⅶ.영업외비용	7,538,679	5,835,845	1,474,935
1.이자비용	124,188	49,972	47,829
2.매출채권처분손실	131,532	234,235	284,204
3.외환차손	5,659,860	4,201,938	457,020
4.외화환산손실	909,960	629,941	46,048
5.지분법손실	82,826	373,539	262,284
6.기부금	99,554	138,907	182,565
7.유형자산처분손실	64,177	37,064	55,685
8.기타영업외비용	466,582	170,249	139,300
Ⅷ.법인세비용차감전순이익(손실)	10,840,528	5,908,221	8,630,004

과 목	제41기	제40기	제39기
IX.법인세비용	1,191,041	382,317	1,204,988
X.당기순이익(손실)	9,649,487	5,525,904	7,425,016
XI.주당손익			
1.기본주당순이익	65,499원	37,684원	49,532원
2.희석주당순이익	65,194원	37,340원	48,954원

※ 기본주당순이익, 희석주당순이익의 산출근거는 제41기, 제40기 및 제39기 감사보고서의 주석사항 참조

※ 손익계산서의 주석은 제41기, 제40기 및 제39기 감사보고서의 주석사항 참조

이익잉여금처분계산서/결손금처리계산서

제41기 2009년 01월 01일 부터 2009년 12월 31일 까지 (처분확정일 : 2010년 03월 19일)

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지 (처분확정일 : 2009년 03월 13일)

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지 (처분확정일 : 2008년 03월 28일)

(단위 : 백만원)

과 목	제41기	제40기	제39기
Ⅰ.미처분이익잉여금(미처리결손금)	9,576,010	5,551,503	7,248,594
1.전기이월이익잉여금	30	30	(103,386)
2.회계정책변경누적효과	0	98,980	0
3.중간배당액 제41기주당배당금(률):500원(10%) 제40기주당배당금(률):500원(10%) 제39기주당배당금(률):500원(10%)	(73,507)	(73,411)	(73,036)
4.당기순이익	9,649,487	5,525,904	7,425,016
Ⅱ.이익잉여금처분액	9,575,980	5,551,473	7,248,564
1.기업합리화적립금	1,000,000	1,000,000	1,000,000
2.배당금	1,111,931	735,441	1,098,099
가.현금배당	1,111,931	735,441	1,098,099
주당배당금(률) 제41기보통주-7,500원(150%) 우선주-7,550원(151%) 제40기보통주-5,000원(100%) 우선주-5,050원(101%) 제39기보통주-7,500원(150%) 우선주-7,550원(151%)			
3.연구및인력개발준비금	4,000,000	3,000,000	4,000,000
4.자사주처분손실준비금	0	0	550,000
5.시설적립금	3,464,049	816,032	600,465
Ⅲ.결손금처리액			
Ⅳ.차기이월미처분이익잉여금(미처리결손금)	30	30	30

※ 이익잉여금처분계산서의 주석은 제41기, 제40기 및 제39기 감사보고서의 주석사항 참조

자본변동표

제41기 2009년 01월 01일 부터 2009년 12월 31일 까지

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

구 분	자본금	자본잉여금	자본조정	기타포괄손익누계액	이익잉여금	총 계
2007.01.01(전전기초)	897,514	6,367,244	(6,980,870)	516,520	44,460,189	45,260,597
1.회계정책변경누적효과(재작성)				40,404	(103,417)	(63,013)
2.회계정책변경누적효과(기초반영)						
3.수정후기초자본	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584
4.연차배당					(746,075)	(746,075)
5.처분후이익잉여금					43,610,697	44,451,509
6.중간배당					(73,036)	(73,036)
7.재평가자산처분에따른법인세효과		(136)				(136)
8.자기주식의취득			(1,825,395)			(1,825,395)
9.자기주식의처분		(5,978)	187,925			181,947
10.주식선택권		2,403	(63,955)			(61,552)
11.매도가능증권평가				574,106		574,106
12.지분법평가		211,463	(65,086)	741,788		888,165
13.당기순이익					7,425,016	7,425,016
2007.12.31(전전기말)	897,514	6,534,996	(8,747,381)	1,872,818	50,962,677	51,560,624
2008.01.01(전기초)	897,514	6,363,533	(8,682,295)	2,019,195	50,962,677	51,560,624
1.회계정책변경누적효과(재작성)		211,463	(65,086)	(146,377)		
2.회계정책변경누적효과(기초반영)		(1)		1,950	98,980	100,929
3.수정후기초자본	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553
4.연차배당					(1,098,098)	(1,098,098)
5.처분후이익잉여금					49,963,559	50,563,455
6.중간배당					(73,411)	(73,411)
7.재평가자산처분에따른법인세효과		(153)				(153)
8.자기주식의취득						
9.자기주식의처분		4,039	247,357			251,396
10.주식선택권		2,306	(89,240)			(86,934)
11.매도가능증권평가				(503,822)		(503,822)
12.지분법평가		8,393	(7,749)	2,436,411		2,437,055
13.당기순이익					5,525,904	5,525,904
2008.12.31(전기말)	897,514	6,589,580	(8,597,013)	3,807,357	55,416,052	58,113,490
2009.01.01(당기초)	897,514	6,589,580	(8,597,013)	3,807,357	55,416,052	58,113,490
1.회계정책변경누적효과						

구 분	자본금	자본잉여금	자본조정	기타포괄손익누계액	이익잉여금	총 계
(재작성)						
2.회계정책변경누적효과(기초반영)						
3.수정후기초자본	897,514	6,589,580	(8,597,013)	3,807,357	55,416,052	58,113,490
4.연차배당					(735,441)	(735,441)
5.처분후이익잉여금					54,680,611	57,378,049
6.중간배당					(73,507)	(73,507)
7.재평가자산처분에따른법인세효과						
8.자기주식의취득						
9.자기주식의처분		(1,313)	505,344			504,031
10.주식선택권			(172,874)			(172,874)
11.매도가능증권평가				89,123		89,123
12.지분법평가		63,588	8,884	(622,070)		(549,598)
13.당기순이익					9,649,487	9,649,487
2009.12.31(당기말)	897,514	6,651,855	(8,255,659)	3,274,410	64,256,591	66,824,711

현금흐름표

제41기 2009년 01월 01일 부터 2009년 12월 31일 까지

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

과 목	제41기	제40기	제39기
Ⅰ.영업활동으로인한현금흐름	12,671,949	10,633,298	13,264,315
1.당기순이익(손실)	9,649,487	5,525,904	7,425,016
2.현금의유출이없는비용등의가산	9,695,414	9,919,386	8,519,427
가.감가상각비	7,438,958	7,463,572	6,909,013
나.무형자산상각비	159,122	155,612	147,778
다.퇴직급여	514,314	463,611	516,099
라.대손상각비	56,999	20,108	3,961
마.매출채권처분손실	131,532	234,235	284,204
바.외화환산손실	909,960	629,941	46,048
사.지분법손실	82,826	373,539	262,284
아.유형자산처분손실	64,177	37,064	55,685
자.재고자산폐기손실등	194,553	506,319	247,552
차.기타현금의유출이없는비용등의가산	142,973	35,385	46,803
3.현금의유입이없는수익등의차감	(5,314,923)	(2,378,675)	(2,173,385)
가.외화환산이익	1,190,785	276,191	48,359
나.지분법이익	3,896,153	1,481,624	1,836,752
다.유형자산처분이익	154,847	105,868	101,605
라.매도가능증권처분이익	28,330	93,446	38,511
마.이연법인세자산(부채)으로인한법인세비용의감소	6,756	404,303	118,526
바.기타현금의유입이없는수익등의차감	38,052	17,243	29,632
4.영업활동으로인한자산· 부채의변동	(1,358,029)	(2,433,317)	(506,743)
가.매출채권의증가	(3,397,604)	(1,600,259)	(215,833)
나.미수금의감소(증가)	(262,931)	(186,308)	56,647
다.선급금의증가	(264,912)	(207,761)	(309,045)
라.선급비용의감소	1,934,722	187,555	161,885
마.재고자산의증가	(64,503)	(986,198)	(365,950)
바.금융리스채권의감소	159,696	115,941	89,840
사.장기선급비용의증가	(4,301,175)	(92,743)	(108,355)
아.매입채무의증가	2,444,706	560,376	61,372
자.미지급금의증가(감소)	(474,395)	658,656	(528,088)
차.선수금의증가(감소)	136,045	(131,635)	25,756

과 목	제41기	제40기	제39기
카.예수금의증가	144,891	85,494	23,452
타.미지급비용의증가(감소)	910,136	(482,011)	678,522
파.미지급법인세의증가(감소)	213,530	(703,364)	(22,575)
하.선수수익의증가	57,395	117,433	8,173
거.장기미지급금의증가	1,968,224	152,354	198,197
너.장기미지급비용의증가	399,918	408,444	198,590
더.제품보증충당부채의증가(감소)	(97,764)	26,279	70,710
러.퇴직금의지급	(422,552)	(253,723)	(288,015)
머.국민연금전환금의감소(증가)	1,443	1,203	1,560
버.퇴직급여충당부채의승계	1,087	1,662	1,370
서.퇴직보험예치금의감소(증가)	1,003,288	(138,711)	(228,336)
어.퇴직연금운용자산의증가	(1,162,806)	0	0
저.기타영업활동으로인한자산부채의변동	(284,468)	33,999	(16,620)
II.투자활동으로인한현금흐름	(12,405,422)	(9,289,692)	(9,688,355)
1.투자활동으로인한현금유입액	3,235,247	5,639,538	4,029,562
가.단기금융상품의순감소	0	1,497,692	0
나.단기매도가능증권의처분	2,673,309	3,576,436	3,028,477
다.단기대여금의감소	241,948	98,101	123,352
라.장기매도가능증권의처분	1,920	99,247	21,901
마.보증금의감소	131,593	88,276	92,404
바.유형자산의처분	100,173	256,027	420,187
사.지분법적용투자주식의처분등	48,211	18,914	340,303
아.기타투자활동으로인한현금유입액	38,093	4,845	2,938
2.투자활동으로인한현금유출액	(15,640,669)	(14,929,230)	(13,717,917)
가.단기금융상품의순증가	4,890,524	0	1,527,728
나.단기매도가능증권의취득	3,774,993	3,580,000	1,842,360
다.장기매도가능증권의취득	69,804	12,602	20,755
라.지분법적용투자주식의취득	1,232,710	1,531,455	1,515,318
마.장기대여금의증가	169,592	55,421	76,613
바.보증금의증가	115,453	98,002	74,212
사.유형자산의취득	5,236,814	9,488,552	8,512,340
아.무형자산의취득	150,779	163,198	148,591
III.재무활동으로인한현금흐름	(484,497)	(1,010,207)	(2,527,158)
1.재무활동으로인한현금유입액	330,738	165,994	117,347
가.주식매수선택권의행사로인한자기주식의처분	330,738	165,994	117,347
2.재무활동으로인한현금유출액	(815,235)	(1,176,201)	(2,644,505)

과 목	제41기	제40기	제39기
가.현금배당금의지급	808,948	1,171,509	819,110
나.자기주식의취득	0	0	1,825,395
다.유동성장기부채의상환	6,287	4,692	0
Ⅳ.현금의증가(감소)	(217,970)	333,399	1,048,802
Ⅴ.기초의현금	2,360,190	2,026,791	977,989
Ⅵ.기말의현금	2,142,220	2,360,190	2,026,791

※ 현금흐름표의 주석은 제41기, 제40기 및 제39기 감사보고서의 주석사항 참조

(1) 대손충당금 설정 현황

- 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원, %)

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제41기	매출채권	6,358,587	67,335	1.1
	단기대여금	45,892	460	1.0
	미수금	1,265,030	10,519	0.8
	선급금	1,334,578	2,239	0.2
	장기성매출채권	23,663	1,025	4.3
	장기대여금	110,454	1,070	1.0
	합 계	9,138,204	82,648	0.9
제40기	매출채권	3,125,355	35,515	1.1
	단기대여금	76,188	774	1.0
	미수금	1,011,182	8,220	0.8
	선급금	1,069,665	1,710	0.2
	장기성매출채권	18,095	969	5.4
	장기대여금	135,282	1,277	0.9
	합 계	5,435,767	48,465	0.9
제39기	매출채권	1,799,902	19,395	1.1
	단기대여금	55,411	566	1.0
	미수금	821,125	7,402	0.9
	선급금	861,905	2,192	0.3
	장기성매출채권	28,359	1,072	3.8

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
	장기대여금	178,617	1,730	1.0
	합 계	3,745,319	32,357	0.9

※ 채권총액은 현재가치할인차금 차감 후 금액임

- 최근 3사업연도의 대손충당금 변동 현황

(단위 : 백만원)

구 분	제41기	제40기	제39기
1. 기초 대손충당금 잔액합계	48,465	32,357	32,610
2. 순대손처리액(①-②±③)	1,752	1,338	637
① 대손처리액(상각채권액)	1,761	2,091	637
② 상각채권회수액	9	753	-
③ 기타증감액	-	-	-
3. 대손상각비 계상(환입)액	35,935	17,446	384
4. 기말 대손충당금 잔액합계	82,648	48,465	32,357

- 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침

보고기간종료일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거

- 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로 대손 경험률을 산정하여 설정
- 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한 채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~100% 범위에서 합리적인 대손 추산액 설정

· 대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %
소 송	75 %
부 도	100 %

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리
- 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해 채권의 회수불능이 객관적으로 입증된 경우
- 소송에 패소하였거나 법적 청구권이 소멸한 경우
- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우
- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터 보험금을 수령한 경우
- 회수에 따른 비용이 채권금액을 초과하는 경우

- 경과기간별 매출채권 잔액 현황

(단위 : 백만원)

구 분	6월 이하	6월 초과 1년 이하	1년 초과 3년 이하	3년 초과	계
금 액	6,278,530	96,247	6,677	796	6,382,250
구성비율	98.4%	1.5%	0.1%	0.0%	100.0%

※ 매출채권잔액은 현재가치할인차금 차감 후 금액임

(2) 재고자산 현황

- 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

사업부문	영업부문	계정과목	제41기	제40기	제39기	비고
		상 품	120,097	78,874	83,679	
		제 품	38,291	31,934	18,098	

사업부문	영업부문	계정과목	제41기	제40기	제39기	비고
DMC 부문	디지털미디어	재공품	3,860	5,109	7,741	
		원재료	93,970	142,675	123,477	
		기 타	96,739	35,424	37,824	
		소 계	352,957	294,016	270,819	
	통신	상 품	43,117	46,813	38,361	
		제 품	38,783	68,980	26,188	
		재공품	35,589	75,006	180,106	
		원재료	477,552	472,929	522,647	
		기 타	160,729	47,273	101,091	
		소 계	755,770	711,001	868,393	
	부문계	상 품	171,482	138,806	129,966	
		제 품	77,075	98,870	40,196	
		재공품	39,449	75,039	176,006	
		원재료	571,633	610,295	635,797	
		기 타	333,798	146,979	204,152	
		소 계	1,193,437	1,069,989	1,186,117	
DS 부문	반도체	상 품	34	595	2,384	
		제 품	373,542	388,042	307,312	
		재공품	1,112,904	1,427,707	1,117,301	
		원재료	327,171	361,989	324,375	
		기 타	56,438	61,425	65,258	
		소 계	1,870,089	2,239,758	1,816,630	
	LCD	상 품	5,361	-	1,038	
		제 품	141,316	62,296	41,247	
		재공품	265,403	220,168	88,713	
		원재료	94,087	179,297	146,280	
		기 타	46,002	23,086	18,053	
		소 계	552,169	484,847	295,331	
	부문계	상 품	5,395	595	3,422	
		제 품	514,858	452,382	352,649	
		재공품	1,395,155	1,662,752	1,229,542	
		원재료	421,268	547,113	482,044	
		기 타	103,511	84,917	83,866	
		소 계	2,440,187	2,747,759	2,151,523	
기 타		기 타	4	3	232	
		소 계	4	3	232	

사업부문	영업부문	계정과목	제41기	제40기	제39기	비고
합 계		상 품	176,877	139,401	133,387	
		제 품	591,933	551,252	392,845	
		재공품	1,434,604	1,737,791	1,405,548	
		원재료	992,901	1,157,408	1,117,842	
		기 타	437,313	231,899	288,250	
총 계			3,633,628	3,817,751	3,337,872	
총자산대비 재고자산 구성비율(%) [재고자산합계÷기말자산총계×100]			4.2%	5.3%	5.1%	
재고자산회전율(회수) [연환산 매출원가÷{(기초재고+기말재고)÷2}]			18.4회	15.5회	14.3회	

※ 사업부문 구분은 제41기 기준으로 40기 및 39기를 재작성하였습니다.

- 재고자산의 실사내역 등

1) 실사일자
- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시
- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간 전체 재고의 입출고 내역의 확인을 통해 보고기간종료일기준 재고자산의 실재성을 확인함.

2) 실사방법
- 사내보관재고 : 폐창식 전수조사 실시
※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사
- 사외보관재고
제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는 장치확인서 징구 및 표본조사 병행
- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본 추출하여 그 실재성 및 완전성 확인함.

(3) 장기체화재고등 내역

재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여 재고자산의 재무상태표가액을 결정하고 있으며, 당기말 현재 재고자산에

대한 평가내역은 다음과 같음.

(단위 : 백만원)

계정과목	취득원가	보유금액	당기 평가손실	기말잔액	비 고
상 품	184,760	184,760	7,883	176,877	
제 품	631,935	631,935	40,002	591,933	
재공품	1,591,900	1,591,900	157,296	1,434,604	
원재료	1,044,927	1,044,927	52,026	992,901	
저장품	264,461	264,461	13,740	250,721	
미착품	186,592	186,592	-	186,592	
합 계	3,904,575	3,904,575	270,947	3,633,628	

XII. 부속명세서

- 해당사항 없음-

【 전문가의 확인 】

1. 전문가의 확인

- 해당사항 없음-

2. 전문가와의 이해관계

- 해당사항 없음-